UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Audit Report of KB Financial Group Inc. for Fiscal Year 2023

On March 6, 2024, KB Financial Group Inc. (“KB Financial Group”) disclosed audit reports for fiscal year 2023 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of KB Financial Group as of and for the years ended December 31, 2023 and 2022 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such reports have not been approved by the shareholders of KB Financial Group and remain subject to change.

KB Financial Group is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of KB Financial Group for FY 2023.

Exhibit 99.2: An English-language translation of the Separate Audit Report of KB Financial Group for FY 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 6, 2024	By:	/s/ Jae Kwan Kim
(Signature)
Name: Jae Kwan Kim
Title: Senior Executive Vice President and Chief Finance Officer

Exhibit 99.1

KB Financial Group Inc.

Consolidated Financial Statements

December 31, 2023 and 2022

(With Independent Auditor’s Report Thereon)

KB Financial Group Inc.

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and the Board of Directors of

KB Financial Group Inc.

Opinion

We have audited the accompanying consolidated financial statements of KB Financial Group Co., Ltd. and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statement of financial position as at December 31, 2023, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2023, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

We also have audited, in accordance with Korean Standards on Auditing, the Company’s Internal Control over Financial Reporting for consolidation purposes as of December 31, 2023, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting, and our report dated March 3, 2024 expressed an unqualified opinion.

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1. Allowance for Expected Credit Losses on Loans Measured at Amortized Cost

Reason why the matter was determined to be a Key Audit Matter:

The impairment guidance under Korean IFRS No.1109 Financial Instruments requires the determination of significant increases in credit risk and measurement of expected credit losses using forward-looking information and others. Accordingly, the Group developed a new measurement model utilizing various types of information, which requires a higher level of management’s interpretation and judgment.

The Group measures expected credit losses on loans measured at amortized cost based on both individual and collective assessments. Individual assessment of expected credit losses is performed based on estimates of future forecast cash flow, and collective assessment of expected credit losses is involved with a variety and complex variable inputs and assumptions that requires management’s estimates and judgments. Due to these facts, expected credit losses of loans measured at amortized costs are determined as a key audit matter.

As described in Note 10, loans measured at amortized cost subject to individual or collective assessments amount to ~~W~~450,268,092 million, with allowances for credit losses of ~~W~~5,462,805 million as of December 31, 2023.

How our audit addressed the Key Audit Matter:

(1) Assessment of expected credit losses on an individual basis

We obtained an understanding and validated the processes and controls relating to the assessment of expected credit losses on an individual basis. In particular, we focused on the reasonableness of the assumptions used in estimating future cash flows. We evaluated whether management’s estimation was reasonable and we assessed the key assumptions in the cash flow projection including growth rate of entities subject to individual assessment and collateral valuation. As part of these procedures, we assessed whether sales growth rate, operating income ratio, and assumptions on investment activities were consistent with historical operating performance and current market conditions. Furthermore, we assessed the appropriateness of collateral valuation by conducting our own research on recent property prices and engaged independent appraisal specialists in assessing reasonableness of appraisal reports, models and methodologies used by management.

(2) Assessment of expected credit losses on a collective basis

We obtained an understanding and validated the processes and controls relating to management’s calculation of expected credit losses on a collective basis in accordance with impairment requirements under Korean IFRS No.1109 Financial Instruments. As explained in Note 3(6) and 4, management assesses credit ratings to recognize lifetime expected credit losses on loans with significant increase in credit risk and impaired loans. Other than these cases, management recognizes 12-months of expected credit losses. To calculate all expected credit losses, management has applied forward-looking information, possible multiple scenarios, probability of default, loss given default and other assumptions estimated through its internal procedures and controls implemented for various assumptions.

We assessed the design and operating effectiveness of controls relating to credit ratings that reasonably reflect both qualitative and quantitative information. Our testing over the accuracy and reliability of the information included agreeing qualitative and quantitative information with relevant evidence.

We reviewed the appropriateness of management policies and procedures to determine significant increases in credit risk, and tested reasonableness of expected credit loss model applied by each of the three stages (Stage 1, 2 and 3) depending on how significantly credit risk was increased.

We used risk specialists in verifying the reasonableness and possibility of forward-looking information and multiple scenarios produced by management. Also, we used risk specialists to statistically analyze the correlation between forward-looking information and probability of default or loss given default. We assessed the appropriateness of methodologies for adjusting the probability of default and loss given default to reflect forward-looking information on estimation of expected credit losses. We further tested the reasonableness and mathematical accuracy of the information through recalculation and inspection of supporting evidences.

We reviewed the methodologies used by management to verify that probability of default and loss given default were calibrated using sufficient and reasonable historical data. We determined that the default and loss data used were appropriately gathered and applied in accordance with internal control procedures. In addition, we assessed the reasonableness and accuracy of probability of default and loss given default through procedures including recalculation, and evaluated the accuracy of calculations regarding default and loss data used by management through agreeing them with relevant evidence.

2. Loss ratio assumptions used to estimate fulfilment cash flows of the insurance contracts

Reason why the matter was determined to be a Key Audit Matter:

Korean IFRS No.1117 Insurance Contract requires insurance liabilities to be measured by estimating all future cash flows of insurance contracts, and the estimates shall reflect conditions existing at the measurement date, including assumptions at that date about the future in a reasonable and unbiased way. The Group has developed a methodology for estimating future cash flows that uses a variety of information to make reasonable estimates of future cash flows, which requires high degree of management interpretation and judgment.

As described in Notes 2 and 3, management estimates future cash flows using various actuarial assumptions as inputs. Among the actuarial assumptions, the calculation of loss ratio assumptions includes various and complex inputs, including historical data, and management’s estimates and judgment. Due to these facts, loss ratio assumptions are determined as a key audit matter.

As described in Notes 38, the net book value of the liability for remaining coverage was ~~W~~43,929,240 million, which is presented as insurance contract liabilities, reinsurance contract liabilities, insurance contract assets, and reinsurance contract assets in the consolidated statement of financial position as of December 31, 2023.

How our audit addressed the Key Audit Matter:

We obtained an understanding of management’s processes and validated controls related to loss ratio assumption. We assessed the methodology whether the loss ratio assumption is estimated based on sufficient and reasonable historical data, and evaluated the underlying information including historical data used in estimates was properly compiled and used in accordance with internal control procedures. Also, we obtained an understanding of the calculation of the loss ratio assumption, evaluated the reasonableness and accuracy of the loss ratio assumption by performing recalculations and other procedures, and tested the accuracy and completeness of the historical data used in management’s estimates by reconciling the data to supporting documents. Actuarial specialists were involved in performing audit procedures above.

Other Matters

The consolidated financial statements of the Group for the year ended December 31, 2022, were audited by another auditor who expressed an unqualified opinion on those statements on March 7, 2023. The consolidated financial statements audited by another auditor who expressed an unqualified opinion did not reflect the adjustments of Korean IFRS No.1117 Insurance Contract described in Note 2. The Group’s consolidated financial statements for the year ended December 31, 2022 and consolidated statement of financial position as of January 1, 2022, presented herein for comparative purposes, were restated to reflect this adjustment.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Yeob Yu, Certified Public Accountant.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 6, 2024

This report is effective as at March 6, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2023 and 2022, and January 1, 2022

(in millions of Korean won)

	Notes	December 31, 2023		December 31, 2022		January 1, 2022
Assets
Cash and due from financial institutions	4,6,7,8,39	~~W~~	29,836,311	~~W~~	32,474,750	~~W~~	31,677,868
Financial assets at fair value through profit or loss	4,6,8,12		77,038,267		70,092,497		71,656,497
Derivative financial assets	4,6,9		6,157,628		9,446,580		3,721,370
Loans measured at amortized cost	4,6,10,11		444,805,287		433,038,931		414,384,822
Financial investments	4,6,8,12		122,199,529		115,452,659		107,691,616
Investments in associates and joint ventures	13		722,222		682,669		448,718
Insurance contract assets	38		229,640		83,304		4,672
Reinsurance contract assets	38		1,655,168		1,495,966		1,646,494
Property and equipment	14		4,945,699		4,991,467		5,239,898
Investment property	14		4,109,784		3,148,340		2,514,944
Intangible assets	15		1,950,858		1,858,470		1,786,812
Net defined benefit assets	25		374,090		478,934		100,083
Current income tax assets			244,317		204,690		98,798
Deferred income tax assets	17,34		274,225		188,372		159,093
Assets held for sale	18		208,230		211,758		237,318
Assets of a disposal group held for sale			—		—		171,749
Other assets	4,6,19		20,986,897		14,815,439		14,174,195

Total assets		~~W~~	715,738,152	~~W~~	688,664,826	~~W~~	655,714,947

Liabilities
Financial liabilities at fair value through profit or loss	4,6,20	~~W~~	10,920,435	~~W~~	12,271,604	~~W~~	12,088,980
Derivative financial liabilities	4,6,9		6,210,639		9,509,769		3,684,334
Deposits	4,6,21		406,512,434		393,928,904		377,046,282
Borrowings	4,6,22		69,583,561		71,717,366		56,912,374
Debentures	4,6,23		69,176,668		68,698,203		67,430,188
Insurance contract liabilities	38		50,308,552		45,969,434		54,446,927
Reinsurance contract liabilities	38		36,030		31,728		41,377
Provisions	24		1,444,418		933,701		777,590
Net defined benefit liabilities	25		81,869		85,745		225,521
Current income tax liabilities			145,335		998,681		663,506
Deferred income tax liabilities	17,34		2,179,966		1,561,857		1,876,736
Other liabilities	4,6,26		40,264,935		28,850,033		31,155,093

Total liabilities			656,864,842		634,557,025		606,348,908

Equity
Share capital			2,090,558		2,090,558		2,090,558
Hybrid securities			5,032,803		4,434,251		2,838,221
Capital surplus			16,647,916		16,940,731		16,940,231
Accumulated other comprehensive income (loss)	36		2,295,165		1,249,922		1,375,644
Accumulated other comprehensive income relating to assets of a disposal group held for sale			—		—		7,671
Retained earnings			32,029,199		28,948,425		26,416,564
Treasury shares			(1,165,837)		(836,188)		(1,136,188)

Equity attributable to shareholders of the Parent Company	27		56,929,804		52,827,699		48,532,701
Non-controlling interests			1,943,506		1,280,102		833,338

Total equity			58,873,310		54,107,801		49,366,039

Total liabilities and equity		~~W~~	715,738,152	~~W~~	688,664,826	~~W~~	655,714,947

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2023 and 2022

(in millions of Korean won, except per share amounts)	Notes	2023		2022
Interest income		~~W~~	29,145,079	~~W~~	20,787,577
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			27,705,759		19,841,175
Interest income from financial instruments at fair value through profit or loss			1,415,366		929,735
Insurance finance interest income			23,954		16,667
Interest expense			(17,003,362)		(9,272,252)
Interest expense			(15,426,706)		(7,776,631)
Insurance finance interest expense			(1,576,656)		(1,495,621)

Net interest income	5,28		12,141,717		11,515,325

Fee and commission income			5,368,074		5,125,930
Fee and commission expense			(1,694,550)		(1,611,028)

Net fee and commission income	5,29		3,673,524		3,514,902

Insurance income			10,978,808		10,072,490
Insurance income			10,295,693		9,550,101
Reinsurance income			683,115		522,389
Insurance expense			(9,555,856)		(8,761,399)
Insurance service expense			(8,718,748)		(7,989,645)
Reinsurance expense			(837,108)		(771,754)

Net insurance income	5,38		1,422,952		1,311,091

Net gains (losses) on financial instruments at fair value through profit or loss	5,30		2,163,065		(1,139,818)

Other insurance finance income (expenses)	38		(459,135)		841,227

Net other operating expenses	5,31		(2,712,989)		(2,262,123)

General and administrative expenses	5,32		(6,647,406)		(6,643,654)

Operating income before provision for credit losses	5		9,581,728		7,136,950

Provision for credit losses	5,7,11,12,19,24		(3,146,409)		(1,847,775)

Net operating income			6,435,319		5,289,175

Share of profit (loss) of associates and joint ventures	13		33,110		(28,755)
Net other non-operating income (expenses)	33		(297,980)		189,324

Net non-operating income (expenses)			(264,870)		160,569

Profit before income tax expense			6,170,449		5,449,744
Income tax expense	34		(1,607,018)		(1,518,343)

Profit for the year	5		4,563,431		3,931,401

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2023 and 2022 (cont’d)

(in millions of Korean won, except per share amounts)

	Notes	2023		2022
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	25	~~W~~	(72,170)	~~W~~	239,701
Share of other comprehensive income (loss) of associates and joint ventures			(2)		183
Gains (losses) on equity securities at fair value through other comprehensive income			69,605		(932,058)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			(52,863)		38,855

			(55,430)		(653,319)

Items that may be reclassified subsequently to profit or loss:
Currency translation differences			317		165,568
Gains (losses) on debt securities at fair value through other comprehensive income			3,304,471		(5,342,895)
Share of other comprehensive income (loss) of associates and joint ventures			26		(545)
Gains on cash flow hedging instruments	9		53,923		26,168
Losses on hedging instruments of net investments in foreign operations	9		(14,659)		(79,085)
Insurance finance income (expense)	38		(2,222,024)		6,007,276

			1,122,054		776,487

Other comprehensive income for the year, net of tax			1,066,624		123,168

Total comprehensive income for the year		~~W~~	5,630,055	~~W~~	4,054,569

Profit attributable to:	5
Shareholders of the Parent Company		~~W~~	4,631,932	~~W~~	4,152,992
Non-controlling interests			(68,501)		(221,591)

		~~W~~	4,563,431	~~W~~	3,931,401

Total comprehensive income for the year attributable to:
Shareholders of the Parent Company		~~W~~	5,704,929	~~W~~	4,262,621
Non-controlling interests			(74,874)		(208,052)

		~~W~~	5,630,055	~~W~~	4,054,569

Earnings per share	37
Basic earnings per share		~~W~~	11,580	~~W~~	10,334
Diluted earnings per share			11,312		10,099

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2023 and 2022

(in millions of Korean won)

		Equity attributable to shareholders of the Parent Company
	Notes	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Accumulated other comprehensive income relating to assets of a disposal group held for sale		Retained earnings		Treasury shares		Non-controlling interests		Total equity

Balance as of January 1, 2022 (After the restatement)		~~W~~	2,090,558	~~W~~	2,838,221	~~W~~	16,940,231	~~W~~	1,047,274	~~W~~	7,671	~~W~~	25,672,815	~~W~~	(1,136,188)	~~W~~	833,338	~~W~~	48,293,920

Changes in accounting policies			—		—		—		328,370		—		743,749		—		—		1,072,119
Balance as of January 1, 2022 (After the restatement)			2,090,558		2,838,221		16,940,231		1,375,644		7,671		26,416,564		(1,136,188)		833,338		49,366,039
Comprehensive income for the year
Profit (loss) for the year			—		—		—		—		—		4,152,992		—		(221,591)		3,931,401
Remeasurements of net defined benefit liabilities			—		—		—		239,623		—		—		—		78		239,701
Currency translation differences			—		—		—		158,319		(7,671)		—		—		14,920		165,568
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings			—		—		—		(6,516,516)		—		243,022		—		(1,459)		(6,274,953)
Share of other comprehensive loss of associates and joint ventures			—		—		—		(362)		—		—		—		—		(362)
Gains on cash flow hedging instruments			—		—		—		26,168		—		—		—		—		26,168
Losses on hedging instruments of net investments in foreign operations			—		—		—		(79,085)		—		—		—		—		(79,085)
Insurance finance income			—		—		—		6,007,276		—		—		—		—		6,007,276
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			—		—		—		38,855		—		—		—		—		38,855

Total comprehensive income (loss) for the year			—		—		—		(125,722)		(7,671)		4,396,014		—		(208,052)		4,054,569

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company			—		—		—		—		—		(853,299)		—		—		(853,299)
Quarterly dividends paid to shareholders of the Parent Company			—		—		—		—		—		(584,452)		—		—		(584,452)
Issuance of hybrid securities			—		1,596,030		—		—		—		—		—		431,807		2,027,837
Dividends on hybrid securities			—		—		—		—		—		(126,402)		—		(36,094)		(162,496)
Retirement of treasury shares			—		—		—		—		—		(300,000)		300,000		—		—
Others			—		—		500		—		—		—		—		259,103		259,603

Total transactions with shareholders			—		1,596,030		500		—		—		(1,864,153)		300,000		654,816		687,193

Balance as of December 31, 2022		~~W~~	2,090,558	~~W~~	4,434,251	~~W~~	16,940,731	~~W~~	1,249,922	~~W~~	—	~~W~~	28,948,425	~~W~~	(836,188)	~~W~~	1,280,102	~~W~~	54,107,801

Balance as of January 1, 2023		~~W~~	2,090,558	~~W~~	4,434,251	~~W~~	16,940,731	~~W~~	1,249,922	~~W~~	—	~~W~~	28,948,425	~~W~~	(836,188)	~~W~~	1,280,102	~~W~~	54,107,801

Comprehensive income for the year
Profit for the year			—		—		—		—		—		4,631,932		—		(68,501)		4,563,431
Remeasurements of net defined benefit liabilities			—		—		—		(72,525)		—		—		—		355		(72,170)
Currency translation differences			—		—		—		7,306		—		—		—		(6,989)		317
Gains on financial instruments at fair value through other comprehensive income and transfer to retained earnings			—		—		—		3,346,061		—		27,754		—		261		3,374,076
Share of other comprehensive income of associates and joint ventures			—		—		—		24		—		—		—		—		24
Gains on cash flow hedging instruments			—		—		—		53,923		—		—		—		—		53,923
Losses on hedging instruments of net investments in foreign operations			—		—		—		(14,659)		—		—		—		—		(14,659)
Insurance finance expenses			—		—		—		(2,222,024)		—		—		—		—		(2,222,024)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			—		—		—		(52,863)		—		—		—		—		(52,863)

Total comprehensive income (loss) for the year			—		—		—		1,045,243		—		4,659,686		—		(74,874)		5,630,055

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company			—		—		—		—		—		(564,970)		—		—		(564,970)
Quarterly dividends paid to shareholders of the Parent Company			—		—		—		—		—		(586,931)		—		—		(586,931)
Issuance of hybrid securities			—		598,552		—		—		—		—		—		429,078		1,027,630
Dividends on hybrid securities			—		—		—		—		—		(184,915)		—		(57,179)		(242,094)
Acquisition of treasury shares			—		—		—		—		—		—		(571,745)		—		(571,745)
Retirement of treasury shares			—		—		—		—		—		(242,096)		242,096		—		—
Ownership changes in subsidiaries			—		—		(292,815)		—		—		—		—		366,379		73,564

Total transactions with shareholders			—		598,552		(292,815)		—		—		(1,578,912)		(329,649)		738,278		(864,546)

Balance as of December 31, 2023		~~W~~	2,090,558	~~W~~	5,032,803	~~W~~	16,647,916	~~W~~	2,295,165	~~W~~	—	~~W~~	32,029,199	~~W~~	(1,165,837)	~~W~~	1,943,506	~~W~~	58,873,310

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2023 and 2022

(in millions of Korean won)	Notes	2023		2022
Cash flows from operating activities
Profit for the year		~~W~~	4,563,431	~~W~~	3,931,401

Adjustment for non-cash items
Net losses (gains) on financial assets at fair value through profit or loss			(1,793,351)		670,619
Net losses on derivative financial instruments for hedging purposes			53,073		144,780
Provision for credit losses			3,146,409		1,847,775
Net losses on financial investments			255,989		309,868
Share of loss (profit) of associates and joint ventures			(33,110)		28,758
Depreciation and amortization expense			865,927		878,841
Other net losses (gains) on property and equipment/intangible assets			131,270		(251,858)
Share-based payments			69,703		58,275
Provision for policy reserves			—		326
Post-employment benefits			155,720		249,874
Net interest expense (income)			274,681		(83,503)
Gains on foreign currency translation			200,486		622,152
Insurance finance income			(7,781,283)		(8,595,402)
Reinsurance finance expense			1,317,524		1,267,839
Other expenses			827,254		769,310

			(2,309,708)		(2,082,346)

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(6,247,689)		3,048,875
Derivative financial instruments			(152,753)		546,079
Loans measured at fair value through other comprehensive income			(252,695)		(24,342)
Loans measured at amortized cost			(15,308,932)		(21,154,500)
Current income tax assets			(39,627)		(105,892)
Deferred income tax assets			(84,148)		(28,716)
Other assets	39		(3,780,797)		(1,521,781)
Financial liabilities at fair value through profit or loss			(1,467,780)		1,252,549
Deposits			12,195,807		16,566,047
Current income tax liabilities			(853,347)		335,175
Deferred income tax liabilities			279,105		(324,410)
Other liabilities			9,952,434		(2,535,624)
Insurance contract assets			(146,335)		(78,630)
Reinsurance contract assets			(1,470,615)		(1,281,089)
Insurance contract liabilities			9,046,311		8,300,987
Reinsurance contract liabilities			37,217		(333)
Investment contract liabilities			148,937		(82,958)

			1,855,093		2,911,437

Net cash inflow from operating activities			4,108,816		4,760,492

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2023 and 2022 (cont’d)

(in millions of Korean won)	Notes	2023		2022
Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			(48,122)		(168,551)
Disposal of financial asset at fair value through profit or loss			12,389,938		9,279,702
Acquisition of financial asset at fair value through profit or loss			(11,312,232)		(12,382,503)
Disposal of financial investments			43,472,217		27,032,376
Acquisition of financial investments			(47,125,014)		(44,228,971)
Disposal of investments in associates and joint ventures			99,834		167,690
Acquisition of investments in associates and joint ventures			(114,904)		(430,400)
Disposal of property and equipment			8,177		31,181
Acquisition of property and equipment			(350,138)		(296,937)
Disposal of investment property			3,669		1,292,114
Acquisition of investment property			(1,018,598)		(649,961)
Disposal of intangible assets			5,359		5,654
Acquisition of intangible assets			(330,427)		(200,535)
Net cash flows from changes in ownership of subsidiaries			1,297,001		932,428
Others			(496,252)		(19,166)

Net cash outflow from investing activities			(3,519,492)		(19,635,879)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(73,335)		(105,017)
Net increase (decrease) in borrowings			(2,223,069)		14,669,649
Increase in debentures			83,777,490		107,607,314
Decrease in debentures			(83,683,272)		(106,631,213)
Increase in other payables to trust accounts			2,333,656		—
Decrease in other payables to trust accounts			—		(1,225,402)
Dividends paid to shareholders of the Parent Company			(1,151,900)		(1,437,750)
Issuance of hybrid securities			598,552		1,596,030
Dividends paid on hybrid securities			(184,915)		(126,402)
Acquisition of treasury shares			(571,745)		—
Redemption of principal of lease liabilities			(235,052)		(257,570)
Decrease in non-controlling interests			721,101		395,713
Others			(546,580)		694,472
Net cash inflow (outflow) from financing activities			(1,239,069)		15,179,824

Effect of exchange rate changes on cash and cash equivalents	39		(58,465)		197,199

Net increase (decrease) in cash and cash equivalents			(708,210)		501,636
Cash and cash equivalents at the beginning of the year	39		26,534,798		26,033,162

Cash and cash equivalents at the end of the year	39	~~W~~	25,826,588	~~W~~	26,534,798

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations. The Parent Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The Parent Company’s headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd. which was classified as a subsidiary and the name was changed to KB Life Insurance Co., Ltd. in December 2022. Then in January 2023, it merged with another existing KB Life Insurance Co., Ltd. The Parent Company sold 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on June 30, 2023.

The Parent Company’s share capital as of December 31, 2023, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023.

- Amendments to Korean IFRS No.1117 Insurance Contract

2.1.1.1 Major Accounting Policy Changes

Korean IFRS No.1117, ‘Insurance Contracts’, which replaces Korean IFRS No.1104, ‘Insurance Contracts’, is effective for fiscal years beginning on or after January 1, 2023. The main features of Korean IFRS No.1117 are the measurement of current value of insurance liabilities, recognition of insurance revenue on an accrual basis, and separation of investment components from host insurance contract. In other words, according to Korean IFRS No.1104, insurance liabilities are measured using past information (interest rates at the time of insurance sales, etc.), and when the company receives premiums, the premiums received are recognized as insurance revenue on a cash basis. On the other hand, according to Korean IFRS No.1117, insurance liabilities are measured at current value using a discount rate that reflects assumptions and risks at the present time (reporting time), and insurance revenue reflects services provided by insurance companies to policyholders for each fiscal year. Therefore, revenue is recognized on an accrual basis, and investment components are separated from host insurance contract. When an insurance company prepares financial statements by applying Korean IFRS No.1117, significant differences from the past financial statements are as follows.

(Measurement of Insurance liabilities, etc.)

Under Korean IFRS No.1117, the Group estimates all cash flows from insurance contracts and measures the insurance liabilities using discount rate that reflects assumptions and risks at the reporting date.

In detail, the Group identifies a group and portfolio of insurance contracts that are onerous based on the possibility of becoming onerous, similar risks and managed together. The possibility of becoming onerous of insurance contracts is determined by risk adjustment for non-financial risk and the ratio of contractual service margin at the initial recognition of the insurance contract. The Group determines the minimum level of group of insurance contracts at initial recognition as unit of account; and the level of the group determined is not reassessed subsequently. The Group does not include contracts issued more than one year apart within the same group of insurance contracts, except addressed in transition clauses.

The groups of insurance contracts are measured as the sum of the estimate of future cash flows (including cash flows related to policy loans and reflecting time value of money, etc.), risk adjustment, and the contractual service margin. With the adoption of Korean IFRS No.1117, account of the contractual service margin was introduced, which means unearned profit that would be recognized by providing insurance service in the future.

Meanwhile, reinsurance contracts mean insurance contracts issued by a reinsurance company to compensate claims arising from original insurance contracts issued by other insurance companies. The groups of insurance contracts also apply assumptions consistent with the groups of original insurance contracts when estimating the present value of future cash flows for the groups of insurance contracts ceded.

(Recognition and measurement of financial performance)

Under Korean IFRS No.1117, the Group recognizes insurance revenue on an accrual basis for services (insurance coverage) provided to the policyholder by each annual reporting period, excluding investment component (refunds due to termination and maturity) to be paid to the policyholder regardless of the insured event.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

The Group also includes the time value of money, financial risk and effects of their fluctuations related to the group of insurance contracts and the Group has selected accounting policy whether the insurance finance income or expenses for the periods are disaggregated to profit or loss, or other comprehensive income.

(Accounting policy for transition of insurance contracts)

Under transition requirements of Korean IFRS No.1117, the Group shall adjust the original cost-based measurement to current measurement by applying the fully retrospective approach, modified retrospective approach or fair value approach, for the group of insurance contracts issued before the transition date (the beginning of the annual reporting period immediately preceding initial application date of January 1, 2022).

In principle, the Group shall identify, recognize and measure (the fully retrospective approach) each group of insurance contracts as if Korean IFRS No.1117 had always applied before the transition date. If this method is impracticable, the Group can apply the modified retrospective approach or the fair value approach. However, the fair value approach can be applied even though it is possible to apply the fully retrospective approach for the group of insurance contracts with direct participation features that meet specific requirements.

Meanwhile, the modified retrospective approach is a way to obtain results very close to the fully retrospective approach by using all reasonable and supportable information available without undue cost or effort. The fair value approach is a way to measure group of insurance contracts using fair value measurements based on Korean IFRS No.1113 Fair Value Measurements. When applying the fair value approach, contractual service margin or loss component of the liability for remaining coverage at the transition date are measured as the difference between the fair value of a group of insurance contracts at that date and the fulfilment cash flows measured at that date.

KB Life Insurance Co., Ltd. applied the fully retrospective approach for the group of insurance contracts issued within three years before the transition date as of January 1, 2022 (the contracts issued from 2019 to 2021); and applied the fair value approach for the group of insurance contracts issued three years before the transition date (the contracts issued before 2019). Especially, when applying the fully retrospective approach for the group of insurance contracts that former Prudential Life Insurance Company of Korea Ltd. had, the contractual service margin thereof for initial recognition was measured applying the fair value of the business combination in accordance with Korean IFRS No. 1117 paragraph for ‘initial recognition of transfers of insurance contracts and business combinations’.

Additionally, KB Insurance Co., Ltd. applied the fully retrospective approach for the group of insurance contracts issued within four years before the transition date (the contracts issued from 2018 to 2021); and applied the fair value approach for the group of insurance contracts issued more than four years before the transition date (the contracts issued before 2018).

Under Korean IFRS No. 1117, the Group measures insurance liabilities at their present value using a discount rate that reflects assumptions and risks at current point in time (the reporting date). Generally, the general model is applied to general life insurance contracts, while the premium allocation approach is used for general non-life insurance contracts with a guaranteed period of one year or less at the initial recognition date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

Changes in major accounting policies following the application of Korean IFRS No.1117 are shown in the table below.

	Korean IFRS No.1104	Korean IFRS No.1117

Insurance contract liability measurement	Measured at cost using past information	Measured at current value using information at the time of reporting

Necessary to select a Transition approach that adjusts the past group of insurance contracts to the current value at the date of transition.

(Fully/modified retrospective approach or fair value approach)

Recognition of insurance revenue	Application of the cash basis in which premiums received are recognized as insurance revenue	Recognition of revenue by reflecting services provided to policyholders by the Group for each fiscal year(accrual basis)
	Investment-type items such as cancellation and maturity refunds are also included in insurance income.	Investment components (cancellation, maturity refund) are excluded from insurance income

Policy loan	Recognized as a separate asset	Recognition as included in insurance contract liabilities

Deferred acquisition cost	Deferred acquisition costs are recorded as a separate asset	Deferred acquisition costs are not separately recognized.
	Insurance contract liabilities are evaluated based on net insurance premiums (excluding business expenses)	Insurance contract liabilities are evaluated based on operating insurance premiums (including business expenses)

(Changes in the consolidated statement of financial position and consolidated statement of comprehensive income)

The effect of the change in accounting policy following the initial application of Korean IFRS No.1117 to the consolidated statement of financial position as of December 31, 2022 and the consolidated statement of comprehensive income for the year ended December 31, 2022 is as follows.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

1) Consolidated statement of financial position as of December 31, 2022

(In millions of Korean won)
Korean IFRS No.1104			Korean IFRS No.1117			Net increase (decrease)
Assets			Assets
Cash and due from financial institutions	~~W~~	32,063,421	Cash and due from financial institutions	~~W~~	32,474,750	~~W~~	411,329
Financial assets at fair value through profit or loss		64,935,344	Financial assets at fair value through profit or loss		70,092,497		5,157,153
Derivative financial assets		9,446,134	Derivative financial assets		9,446,580		446
Loans measured at amortized cost		436,530,502	Loans measured at amortized cost		433,038,931		(3,491,571)
Financial investments		116,588,575	Financial investments		115,452,659		(1,135,916)
Investments in associates and joint ventures		682,670	Investments in associates and joint ventures		682,669		(1)
			Insurance contract assets		83,304		83,304
			Reinsurance contract assets		1,495,966		1,495,966
Property and equipment		4,991,467	Property and equipment		4,991,467		—
Investment properties		3,148,340	Investment properties		3,148,340		—
Intangible assets		3,200,399	Intangible assets		1,858,470		(1,341,929)
Net defined benefit assets		478,934	Net defined benefit assets		478,934		—
Current income tax assets		204,690	Current income tax assets		204,690		—
Deferred income tax assets		251,085	Deferred income tax assets		188,372		(62,713)
Assets held for sale		211,758	Assets held for sale		211,758		—
Other assets		28,437,529	Other assets		14,815,439		(13,622,090)

Total assets	~~W~~	701,170,848	Total assets	~~W~~	688,664,826	~~W~~	(12,506,022)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

1) Consolidated statement of financial position as of December 31, 2022 (cont’d)

(In millions of Korean won)
Korean IFRS No.1104			Korean IFRS No.1117			Net increase (decrease)
Liabilities			Liabilities
Financial liabilities at fair value through profit or loss	~~W~~	12,271,604	Financial liabilities at fair value through profit or loss	~~W~~	12,271,604	~~W~~	—
Derivative financial liabilities		9,506,709	Derivative financial liabilities		9,509,769		3,060
Deposits		388,888,452	Deposits		393,928,904		5,040,452
Borrowings		71,717,366	Borrowings		71,717,366		—
Debentures		68,698,203	Debentures		68,698,203		—
Insurance contract liabilities		58,230,303	Insurance contract liabilities		45,969,434		(12,260,869)
			Reinsurance contract liabilities		31,728		31,728
Provisions		968,819	Provisions		933,701		(35,118)
Net defined benefit liabilities		85,745	Net defined benefit liabilities		85,745		—
Current income tax liabilities		997,675	Current income tax liabilities		998,681		1,006
Deferred Income tax liabilities		22,693	Deferred Income tax liabilities		1,561,857		1,539,164
Other liabilities		40,140,365	Other liabilities		28,850,033		(11,290,332)

Total liabilities	~~W~~	651,527,934	Total liabilities	~~W~~	634,557,025	~~W~~	(16,970,909)

Equity			Equity
Share capital	~~W~~	2,090,558	Share capital	~~W~~	2,090,558	~~W~~	—
Hybrid securities		4,434,251	Hybrid securities		4,434,251		—
Capital surplus		16,940,731	Capital surplus		16,940,731		—
Accumulated other comprehensive income		(2,713,053)	Accumulated other comprehensive income		1,249,922		3,962,975
Retained earnings		28,446,513	Retained earnings		28,948,425		501,912
Treasury stock		(836,188)	Treasury stock		(836,188)		—
Non-controlling interests		1,280,102	Non-controlling interests		1,280,102		—

Total equity	~~W~~	49,642,914	Total equity	~~W~~	54,107,801	~~W~~	4,464,887

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

2) Consolidated statement of comprehensive income for the year ended December 31, 2022

(In millions of Korean won)
Korean IFRS No.1104			Korean IFRS No.1117			Net increase (decrease)
Net interest income	~~W~~	13,112,934	Net interest income*	~~W~~	11,515,325	~~W~~	(1,597,609)
Interest income		20,788,518	Interest income		20,787,577		(941)
Interest income on financial instruments measured at fair value through other comprehensive income and amortized cost		19,912,128	Interest income on financial instruments measured at fair value through other comprehensive income and amortized cost		19,841,175		(70,953)
Interest income on financial instruments measured at fair value through profit or loss		876,390	Interest income on financial instruments measured at fair value through profit or loss		929,735		53,345
			Insurance finance interest income		16,667		16,667
Interest expenses		(7,675,584)	Interest expenses		(9,272,252)		(1,596,668)
Interest expenses		(7,675,584)	Interest expenses		(7,776,631)		(101,047)
			Insurance finance interest expense		(1,495,621)		(1,495,621)
Net fee and commission income		3,321,632	Net fee and commission income		3,514,902		193,270
Fee and commission income		5,121,520	Fee and commission income		5,125,930		4,410
Fee and commission expense		(1,799,888)	Fee and commission expense		(1,611,028)		188,860
Net insurance income		696,513	Insurance service result		1,311,091		614,578
Insurance income		17,136,842	Insurance income		10,072,490		(7,064,352)
Insurance income		17,136,842	Insurance income		9,550,101		(7,586,741)
			Reinsurance income		522,389		522,389
Insurance expense		(16,440,329)	Insurance expense		(8,761,399)		7,678,930
Insurance expense		(16,440,329)	Insurance service expense		(7,989,645)		8,450,684
			Reinsurance expense		(771,754)		(771,754)
Net gains (losses) on financial instruments at fair value through profit or loss		247,357	Net gains (losses) on financial instruments at fair value through profit or loss		(1,139,818)		(1,387,175)
			Other insurance finance income		841,227		841,227
Net other operating expenses		(2,365,791)	Net other operating expenses		(2,262,123)		103,668
General and administrative expenses		(7,537,802)	General and administrative expenses		(6,643,654)		894,148
Operating profit before credit loss allowance		7,474,843	Operating profit before credit loss allowance		7,136,950		(337,893)
Provision for credit losses		(1,835,988)	Provision for credit losses		(1,847,775)		(11,787)
Operating income		5,638,855	Operating income		5,289,175		(349,680)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

2) Consolidated statement of comprehensive income for the year ended December 31, 2022 (cont’d)

(In millions of Korean won)
Korean IFRS No.1104			Korean IFRS No.1117			Net increase (decrease)
Net non-operating income	~~W~~	156,771	Net non-operating income	~~W~~	160,569	~~W~~	3,798
Share of profit of associates and joint ventures		(28,758)	Share of profit of associates and joint ventures		(28,755)		3
Net other non-operating income (expenses)		185,529	Net other non-operating income (expenses)		189,324		3,795
Profit before income tax expense		5,795,626	Profit before income tax expense		5,449,744		(345,882)
Income tax expense		(1,622,387)	Income tax expense		(1,518,343)		104,044
Profit for the year		4,173,239	Profit for the year		3,931,401		(241,838)
Other comprehensive income for the year, net of tax		(3,511,437)	Other comprehensive income for the year, net of tax		123,168		3,634,605
Comprehensive income that will not be reclassified to profit or loss		(652,979)	Comprehensive income that will not be reclassified to profit or loss		(653,319)		(340)
Remeasurements of net defined benefit liabilities		239,702	Remeasurements of net defined benefit liabilities		239,701		(1)
Share of other comprehensive income of associates and joint ventures		183	Share of other comprehensive income of associates and joint ventures		183		—
Gains on equity securities at fair value through other comprehensive income		(931,731)	Gains on equity securities at fair value through other comprehensive income		(932,058)		(327)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		38,867	Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		38,855		(12)
Comprehensive income that may be reclassified subsequently to profit or loss		(2,858,458)	Comprehensive income that may be reclassified subsequently to profit or loss		776,487		3,634,945
Currency translation differences		164,530	Currency translation differences		165,568		1,038
Losses on debt securities at fair value through other comprehensive income		(2,375,084)	Losses on debt securities at fair value through other comprehensive income		(5,342,895)		(2,967,811)
Share of other comprehensive income (loss) of associates and joint ventures		(545)	Share of other comprehensive income (loss) of associates and joint ventures		(545)		—
Gains (losses) on cash flow hedging instruments		31,474	Gains (losses) on cash flow hedging instruments		26,168		(5,306)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

2) Consolidated statement of comprehensive income for the year ended December 31, 2022 (cont’d)

(In millions of Korean won)
Korean IFRS No.1104		Korean IFRS No.1117		Net increase (decrease)
Gains (losses) on hedging instruments of net investments in foreign operations	(79,085)	Gains (losses) on hedging instruments of net investments in foreign operations	(79,085)	—
Other comprehensive loss arising from separate account	(159,619)		—	159,619
Gains on overlay adjustment	(440,129)		—	440,129
		Insurance finance income(expense)	6,007,276	6,007,276
Total comprehensive income for the year	661,802	Total comprehensive income for the year	4,054,569	3,392,767
Profit attributable to:	4,173,239	Profit attributable to:	3,931,401	(241,838)
Shareholders of the Parent Company	4,394,830	Shareholders of the Parent Company	4,152,992	(241,838)
Non-controlling interests	(221,591)	Non-controlling interests	(221,591)	—
Total comprehensive income for the year attributable to:	661,802	Total comprehensive income for the year attributable to:	4,054,569	3,392,767
Shareholders of the Parent Company	869,854	Shareholders of the Parent Company	4,262,621	3,392,767
Non-controlling interests	(208,052)	Non-controlling interests	(208,052)	—

*	Includes insurance interest income and insurance interest expense on insurance contract assets and liabilities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

- Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Accounting Policy Disclosure

The amendments require an entity to define and disclose their material accounting policy information. IFRS Practice Statement 2 Making Materiality Judgements was amended to explain and demonstrate how to apply the concept of materiality. These amendments do not have a significant impact on the consolidated financial statements.

- Amendments to Korean IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. These amendments do not have a significant impact on the consolidated financial statements.

- Amendments to Korean IFRS No.1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. These amendments do not have a significant impact on the consolidated financial statements.

- Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Disclosure of gains or losses on valuation of financial liabilities with exercise price adjustment conditions

The amendments require disclosures about gains or losses on valuation occurred for the reporting period (but are limited to those included in profit or loss) for the conversion options or warrants (or financial liabilities with warrants), if all or part of the financial instrument whose exercise price is adjusted due to the issuers’ stock price fluctuations, are classified as financial liabilities according to paragraph 11 of Korean IFRS No.1032 Financial Instruments: Presentation. These amendments do not have a significant impact on the consolidated financial statements.

- Amendments to Korean IFRS No. 1012 Income Taxes – International Tax Reform: Pillar 2 Model Rules

The amendment reflects the enactment of laws reflecting the Pillar 2 Model Rules for International Tax Reform aimed at reforming international taxation for multinational enterprises. It temporarily relaxes the accounting treatment of deferred tax resulting from this law and requires disclosure of related current year income tax effects. The Group has applied a temporary exemption provision regarding the recognition and disclosure of deferred taxes related to the Pillar 2 rules. As this law is scheduled to be enacted on January 1, 2024, it will not have an impact on consolidated financial statements. Meanwhile, the Group is reviewing the impact of the global minimum tax.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2023 reporting period and have not been adopted by the Group.

- Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

- Amendment of Korean IFRS No.1007 “Statements of Cash Flow” and Korean IFRS No.1107 “Financial Instruments: Disclosures” – Disclosure of Supplier Finance Arrangements

The amendments require disclosure of the effects of supplier finance arrangements on the Group’s liabilities, cash flows and exposure to liquidity risk. This amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2024. The Group expects that this amendment will not have a significant impact on the consolidated financial statements.

- Amendment of Korean IFRS No.1116 “Leases”– Lease Liability in a Sale and Leaseback

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. This amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2024. The Group expects that this amendment will not have a significant impact on the consolidated financial statements.

- Amendment of Korean IFRS No.1001 “Presentation of Financial Statements”– Disclosure of Virtual Asset

The amendments require additional disclosure for virtual assets held by the Group, virtual assets entrusted by customers to the Group, and the issuance and transfer of virtual assets. This amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2024. The Group expects that this amendment will not have a significant impact on the consolidated financial statements.

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.4 Critical Accounting Estimates

The Group applies accounting policies and uses judgements, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the consolidated financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks that may result in material adjustments to the consolidated financial statements are as follows:

2.4.1 Income taxes

As the income taxes on the Group’s taxable income is calculated by applying the tax laws of various countries and the decisions of tax authorities, there is uncertainty in calculating the final tax effect.

If a certain portion of the taxable income is not used for investments, wages, etc. in accordance with the Korean regulation called ‘Special Taxation for Facilitation of Investment and Mutually-beneficial Cooperation’, the Group is liable to pay additional income tax calculated based on the tax laws. Therefore, the effect of recirculation of corporate income should be reflected in current and deferred income tax. As the Group’s income tax is dependent on the actual investments, wages, etc. per each year, there are uncertainties in measuring the final tax effects during the period when the tax law is applied.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors, assumptions in fair value determination, and other risks.

As described in the material accounting policies in Note 3.3 Recognition and Measurement of Financial Instruments, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Allowances and provisions for credit losses

The Group recognizes and measures allowances for credit losses of debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, and lease receivables. Also, the Group recognizes and measures provisions for credit losses of acceptances and guarantees, and unused loan commitments. Accuracy of allowances and provisions for credit losses is dependent upon estimation of expected cash flows of the borrower subject to individual assessment of impairment, and upon assumptions and variables of model used in collective assessment of impairment and estimation of provisions for credit losses of acceptances and guarantees, and unused loan commitments.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.4.4 Measurement of net defined benefit assets(liabilities)

The present value of the net defined benefit assets(liabilities) is affected by changes in the various factors determined by the actuarial method.

2.4.5 Impairment of goodwill

The recoverable amounts of cash-generating units are determined based on value-in-use calculations to test whether impairment of goodwill has occurred.

2.4.6 The judgment and estimation uncertainty in measurement of insurance contracts

2.4.6.1 Methods used to measure the future cash flows and estimation process of input variable

The estimated future cash flows are measured as the probability-weighted average of all possible outcomes, utilizing all reasonable and relevant information available without excessive cost or effort. Market and non-market variables are considered in measuring the cash flows within the boundary of the insurance contract. While deterministic scenarios (representing a range of probabilities) are typically used for calculating the probability-weighted average, probabilistic scenarios are employed when cash flows are influenced by complex underlying factors and nonlinear responses to economic conditions. The cash flows within the boundary of an insurance contract portfolio include both directly attributable cash flows and cash flows allocated from a higher level than the insurance contract portfolio. These cash flows are systematically and reasonably allocated, ensuring consistent methods are applied for similar types of cash flows.

The key assumptions used in estimating the future cash flows of the Group are as follows:

- Loss ratio: The loss ratio refers to the ratio of insurance claims paid to policyholders to the premiums received by the insurance company for providing risk coverage services to policyholders. The loss ratio, which is an estimation of future premiums and claims payable, is estimated based on objective and reliable data, using the best available methods to suit the intended application. Objective and reliable data refers to the most recent measured results made using the Group’s experience statistics, insurance industry statistics, or national statistics, and others. It also means the best method that reasonably distinguishes characteristics such as the policyholder’s gender, contract type, risk characteristics by distribution channel, and others.

- Expense ratio: Expense ratio refers to the costs incurred by insurance companies for the sale and management of insurance contracts. Expense ratio is calculated primarily considering the ongoing costs incurred by the insurance company, taking into account the going concern, and includes the allocation of both fixed and variable indirect expenses directly related to insurance contracts. Expense ratio also considers costs such as contract acquisition expense (regardless of whether premiums are paid or not), contract maintenance expense, and claims expense, distributed in order to manage cost by product and distribution channel.

- Lapse ratio: The lapse ratio is an estimate of future cancellations or lapses of insurance contracts among current customers of the insurance company. It is calculated for the purpose of predicting the level of future current premium payments and cancellation refunds. The statistics used for estimation primarily rely on experience statistics of the Group, and lapse ratio is calculated based on characteristics such as product type, distribution channel, payment method, and others, which can significantly affect lapse ratio.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.4.6.2 Estimation of Discretionary Cash Flows

Some contracts issued by the Group grant discretion to the Group regarding cash flows to be paid to policyholders. Changes in discretionary cash flows are considered related to future services, and adjust the contractual service margin. The Group identifies changes in discretionary cash flow by identifying assured cash flows at the initial recognition date of the contract. However, if it is not possible to distinguish between the portion considered assured and the portion considered discretionary, the profit within the estimated fulfillment cash flows is considered assured, and is updated to reflect current assumptions related to financial risk.

2.4.6.3 Estimation of Risk Adjustment for Non-Financial Risk

Risk adjustment for non-financial risk is to adjust the present value estimates of future cash flows to reflect the compensation required by the Group for bearing the uncertainty about the amount and timing of cash flows arising from non-financial risk. This adjustment reflects the uncertainty of cash flows arising from all non-financial risks related to the insurance contracts and is estimated separately from all of the other estimates. The Group uses the confidence lever technique and the cost of capital methods for determining the risk adjustment for non-financial risk. Changes in risk adjustment for non-financial risk are disclosed separately for insurance service results and insurance finance income. The Group calculates this adjustment considering the diversification effect at the consolidated level and then allocated to individual contract units.

2.4.6.4 Estimation of Discount Rate

The discount rate should only include relevant factors such as the time value of money, characteristics of cash flows from insurance contracts, and liquidity characteristics, and should be calculated using observable input variables to the maximum extent possible. The discount rate should also reflect all reasonable and supportable information on internal and external non-market variables available without undue cost or effort. The Group estimates the discount rate using a bottom-up approach.

In the bottom-up approach, the discount rate is calculated using an unleveraged yield curve adjusted to reflect the characteristics of cash flows and liquidity of insurance contracts. To reflect the liquidity characteristics of insurance contracts, the risk-free yield curve is adjusted for illiquidity premium.

2.4.6.5 Estimation of Investment Component

The investment component is the amount that the Group must repay to policyholders under insurance contracts in all circumstances, regardless of the occurrence of insurance events. The Group classifies cash outflows such as maturity refunds, cancellation refunds, annuity payments, and cash flows related to insurance policy loans as investment components.

2.4.6.6 Estimation of Coverage Units

The quantity of insurance contract services provided is calculated based on the expected coverage period and maximum coverage amount (insurance amount), and for investment (related) services it is calculated based on the premium reserve (net of insurance policy loans). If insurance contracts within the group provide multiple services, weights are applied based on the total premium of each service. The quantity of services for each period and expected coverage period are calculated based on the expected persistency ratio applied in estimating the fulfillment cash flows, applied the present value effect.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Also, the existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls the investee. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to that subsidiary’s financial statements in preparing the consolidated financial statements to ensure conformity with the Group’s accounting policies.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions (i.e., transactions with owners in their capacity as owners). The difference between fair value of any consideration paid and carrying amount of the subsidiary’s net assets attributable to the additional interests acquired, is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group loses control, any investment retained in the former subsidiary is recognized at its fair value at the date when control is lost, with the resulting difference recognized in profit or loss. This fair value will be the fair value on initial recognition of a financial asset in accordance with Korean IFRS No.1109 or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture. In addition, all amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for on the same basis as would be required if the Group had directly disposed of the related assets or liabilities. Therefore, amounts previously recognized in other comprehensive income are reclassified to profit or loss.

The Group accounts for each business combination by applying the acquisition method. The consideration transferred is measured at fair value, and identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are initially measured at acquisition-date fair values. For each business combination, the Group measures non-controlling interests in the acquiree that entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation at either (a) fair value or (b) the proportionate share in the recognized amounts of the acquiree’s identifiable net assets. Acquisition-related costs are expensed in the periods in which the costs are incurred.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.1.1 Subsidiaries (cont’d)

In a business combination achieved in stages, the Group shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. In prior reporting periods, the Group may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be reclassified as profit or loss, or retained earnings, on the same basis as would be required if the Group had directly disposed of the previously held equity interest.

The Group applies the book-value method to account for business combinations of entities under common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book value on the consolidated financial statements of the Group. In addition, the difference between (a) the sum of consolidated net book value of the assets and liabilities transferred and accumulated other comprehensive income and (b) the consideration paid, is recognized as capital surplus.

3.1.2 Associates and joint ventures

Associates are entities over which the Group has significant influence over the financial and operating policy decisions. Generally, if the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Joint ventures are investments in which the Group has joint control over economic activities pursuant to contractual arrangement. Decisions about strategic financial and operating policies require unanimous consent of the parties sharing control.

Investments in associates and joint ventures are initially recognized at cost and equity method is applied after initial recognition. The carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains and losses resulting from transactions between the Group and associates are eliminated to the extent of the Group’s share in associates. If unrealized losses are an indication of an impairment that requires recognition in the consolidated financial statements, those losses are recognized for the period.

If associates or joint ventures use accounting policies other than those of the Group for like transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associates or joint ventures’ accounting policies conform to those of the Group when the associates or joint ventures’ financial statements are used by the Group in applying the equity method.

If the Group’s share of losses of associates and joint ventures equals or exceeds its interest in the associates (including long-term interests that, in substance, form part of the Group’s net investment in the associates), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying amount and recognizes the amount as non-operating expenses in the consolidated statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power over the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the substantive ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity, and the amount of exposure to variable returns.

3.1.4 Funds management

The Group manages and operates trust assets, collective investment, and other funds on behalf of investors. These trusts and funds are not consolidated, except for trusts and funds over which the Group has control.

3.1.5 Intragroup transactions

Intragroup balances, income, expenses, and any unrealized gains and losses resulting from intragroup transactions are eliminated in full, in preparing the consolidated financial statements. If unrealized losses are an indication of an impairment that requires recognition in the consolidated financial statements, those losses are recognized for the period.

3.2 Foreign Currency

3.2.1 Foreign currency transactions

A foreign currency transaction is recorded, at initial recognition in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was measured and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Except for the exchange differences for the net investment in a foreign operation and the financial liability designated as a hedging instrument of net investment, exchange differences arising on the settlement of monetary items or on translating monetary items are recognized in profit or loss. When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income, conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

3.2.2 Foreign operations

The results and financial position of a foreign operation, whose functional currency differs from the Group’s presentation currency, are translated into the Group’s presentation currency based on the following procedures.

If the functional currency of a foreign operation is not the currency of a hyperinflationary economy, assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the end of the reporting period, income and expenses for each statement of comprehensive income presented (including comparatives) are translated using the average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.2.2 Foreign operations (cont’d)

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gain or loss on disposal is recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.2.3 Translation of the net investment in a foreign operation

A monetary item that is receivable from or payable to a foreign operation, for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the Group’s net investment in that foreign operation, then foreign currency difference arising from that monetary item is recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the net investment.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its consolidated statement of financial position when the Group becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized and derecognized using trade date accounting.

For financial reporting purpose, the Group classifies (a) financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost and (b) financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. These classifications are based on the business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument at initial recognition.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.3.2.1 Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

3.3.2.2 Fair value

The Group uses quoted price in an active market which is based on listed market price or dealer price quotations of financial instruments traded in an active market as best estimate of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If there is no active market for a financial instrument, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable and willing parties, if available, referencing the current fair value of another instrument that is substantially the same, discounted cash flow analysis, and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (“OTC”) derivatives such as options, interest rate swaps, and currency swaps which are based on the inputs observable in markets. However, for some complex financial instruments that require fair value measurement by valuation techniques based on certain assumptions because some or all inputs used in the model are not observable in the market, the Group uses internal valuation models developed from general valuation models or valuation results from independent external valuation institutions.

In addition, the fair value information recognized in the consolidated statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level 1 :	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date

Level 2 :	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 :	Unobservable inputs for the asset or liability

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment using unobservable inputs, that measurement is a Level 3 measurement.

If the valuation technique does not reflect all factors which market participants would consider in pricing the asset or liability, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk, and others.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.3.2.2 Fair value (cont’d)

The Group uses valuation technique which maximizes the use of market inputs and minimizes the use of entity-specific inputs. It incorporates all factors that market participants would consider in pricing the asset or liability and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the consolidated statement of financial position. The derecognition criteria for financial assets and financial liabilities are as follows:

3.3.3.1 Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial assets expire or the Group transfers substantially all the risks and rewards of ownership of the financial asset, or the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and the Group has not retained control. Therefore, if the Group does not transfer substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Group writes off a financial asset when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. In general, the Group considers write-off when it is determined that the debtor does not have sufficient funds or income to cover the principal and interest. The write-off decision is made in accordance with internal regulations. After the write-off, the Group can continue to collect the written-off loans according to the internal policy. Recovered amounts from financial assets previously written-off are recognized in profit or loss.

3.3.3.2 Derecognition of financial liabilities

A financial liability is derecognized from the consolidated statement of financial position when it is extinguished (i.e., the obligation specified in the contract is discharged, canceled or expires).

3.3.4 Offsetting

A financial asset and a financial liability are offset, and the net amount is presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on a future event and must be legally enforceable in the normal course of business, the event of default, and the event of insolvency or bankruptcy of the Group and all of the counterparties.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.4 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss unless they are classified as financial assets at amortized cost or at fair value through other comprehensive income.

The Group may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial assets at fair value through profit or loss are also recognized in profit or loss.

3.5.2 Financial assets at fair value through other comprehensive income

The Group classifies below financial assets as financial assets at fair value through other comprehensive income:

•

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding and;

•	Equity instruments that are not held for short-term trading but held for strategic investment, and designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income calculated using the effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized in other comprehensive income in equity.

When the financial assets at fair value through other comprehensive income is disposed of, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. However, cumulative gain or loss of equity instruments designated at fair value through other comprehensive income is reclassified to retained earnings not to profit or loss at disposal.

A financial asset at fair value through other comprehensive income denominated in foreign currency is translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized in equity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.5.3 Financial assets at amortized cost

A financial asset, which is held within the business model whose objective is achieved by collecting contractual cash flows, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding, is classified as a financial asset at amortized cost. After initial recognition, a financial asset at amortized cost is measured at amortized cost using the effective interest method and interest income is calculated using the effective interest method.

3.6 Expected Credit Losses of Financial Assets (Debt Instruments)

The Group recognizes loss allowances for expected credit losses at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income except for financial assets at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Group measures expected credit losses by reflecting all reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions, and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets and unused loan commitments not subject to the below 2 approaches

•	Simplified approach: for trade receivables, contract assets, and lease receivables

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Group measures loss allowances for that financial instrument at an amount equal to 12-month expected credit losses, whereas if the credit risk on a financial instrument has increased significantly since initial recognition, the Group measures loss allowances for a financial instrument at an amount equal to the lifetime expected credit losses. Lifetime is the period until the contractual maturity date of financial instruments and means the expected life.

The Group assesses whether the credit risk has increased significantly using the following criteria, and if one or more of the following criteria are met, it is deemed as significant increase in credit risk. Criterion of more than 30 days past due is applied to all subsidiaries, and other criteria are applied selectively considering specific indicators of each subsidiary or additionally considering specific indicators of each subsidiary. If the contractual cash flows of a financial asset have been renegotiated or modified, the Group assesses whether the credit risk has increased significantly using the same following criteria.

•	More than 30 days past due

•	Decline in credit rating at the end of the reporting period by certain notches or more compared to the time of initial recognition

•	Subsequent managing ratings below certain level in the early warning system

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information of Korea Federation of Banks, etc.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.6 Expected Credit Losses of Financial Assets (Debt Instruments) (cont’d)

Under simplified approach, the Group always measures loss allowances at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Group only recognizes the cumulative changes in lifetime expected credit losses since initial recognition as loss allowances at the end of the reporting period. In assessing credit impairment, the Group uses definition of default as in the new Basel Accord which rules calculation of Capital Adequacy Ratio.

The Group generally considers the loan to be credit-impaired if one or more of the following criteria are met:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of Banks

•	A corporate borrower with the credit rating C and D

•	Refinancing and

•	Debt restructuring, etc.

3.6.1 Forward-looking information

The Group uses forward-looking information, when determining whether credit risk has increased significantly and measuring expected credit losses.

The Group assumes that the risk components have a constant correlation with the economic cycle and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses.

The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Benchmark interest rate	(+)
Three-year yields of Korea treasury bond	(+)
AA- rated corporate bond (3-year)	(+)
BBB- rated corporate bond (3-year)	(+)
Composite stock index	(-)
Rate of increase in housing transaction price index (Metropolitan Area)	(-)
WTI crude oil price	(+)
Growth rate of construction investment	(-)
Current account balance	(-)
Unemployment rate	(+)
Rate of increase in housing transaction price index (Nationwide)	(-)
Totla import	(-)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.6.1 Forward-looking information (cont’d)

Forward-looking information used in calculation of expected credit losses is based on the macroeconomic forecasts utilized by management of the Group for its business plan considering reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research with a comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Group determines the macroeconomic variables to be used in forecasting future conditions of the economy, considering the direction of the forecast scenario and the significant relationship between macroeconomic variables and time series data. And there are some changes compared to the macroeconomic variables used in the previous year.

As of December 31, 2023, the Group measures expected credit losses to the financial assets by applying both the worse scenario and the crisis scenario, etc. taking into consideration the uncertain financial environment internally and externally and the potential credit risk resulting from the rapid economic recession.

3.6.2 Measuring expected credit losses on financial assets at amortized cost

The expected credit losses of financial assets at amortized cost are measured as present value of the difference between the contractual cash flows to be received and the cash flows expected to be received. The Group estimates expected future cash flows for financial assets that are individually significant. The Group selects the individually significant financial assets by comprehensively considering quantitative and qualitative factors (such as debt restructuring or negative net assets, etc.) among financial assets with the credit risk has increased significantly or credit-impaired (individual assessment of impairment).

For financial assets that are not individually significant, the Group collectively estimates expected credit losses by grouping loans with a homogeneous credit risk profile (collective assessment of impairment).

3.6.2.1 Individual assessment of impairment

Individual assessment of impairment losses is performed using management’s best estimate on the present value of expected future cash flows. The Group uses all the available information including financial condition of the borrower such as operating cash flow and net realizable value of any collateral held.

3.6.2.2 Collective assessment of impairment

Collective assessment of impairment losses is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such a process incorporates factors such as type of collateral, type of product, type of borrower, credit rating, size of portfolio, and recovery period and applies Probability of Default (“PD”) on a group of assets and Loss Given Default (“LGD”) by type of recovery method. Also, the Group applies certain assumptions to model expected credit losses assessment and to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce the gap between loss estimate and actual loss experience.

The lifetime expected credit losses are measured by applying the PD to the carrying amount calculated by deducting the expected principal repayment amount from the carrying amount as of the reporting date and the LGD adjusted to reflect changes in the carrying amount.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.6.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

The Group measures expected credit losses on financial assets at fair value through other comprehensive income in a manner that is consistent with the requirements that are applicable to financial assets at amortized cost. However, loss allowances are recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of loss allowances is reclassified from other comprehensive income to profit or loss.

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps, and others for trading purposes or to manage its interest rate risk, currency risk, and others. The Group’s derivative financial instruments business focuses on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments in the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivative financial instruments as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge). The Group designates certain derivative and non-derivative financial instruments as hedging instruments to hedge the currency risk of the net investment in a foreign operation (hedge of net investment).

At the inception of the hedging relationship, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. This documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, the inception date of hedging relationship and how the Group will assess the hedging instrument’s effectiveness in offsetting the changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

Derivative financial instruments are initially recognized at fair value. After initial recognition, derivative financial instruments are measured at fair value, and changes therein are accounted for as described below.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from changes in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Derivative financial instruments for fair value hedges

If derivative financial instruments are designated and qualify for fair value hedges, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income or expenses. If the hedged items are equity instruments for which the Group has elected to present changes in fair value in other comprehensive income, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.7.2 Derivative financial instruments for fair value hedges (cont’d)

Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Derivative financial instruments for cash flow hedges

The effective portion of changes in fair value of derivative financial instruments that are designated and qualify for cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge. The ineffective portion is recognized in profit or loss as other operating income or expenses. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss (other operating income or expenses) as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affect profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that have been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Derivative and non-derivative financial instruments designated for net investments hedges

If derivative and non-derivative financial instruments are designated and qualify for the net investment hedge, the effective portion of changes in fair value of the hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized in profit or loss as other operating income or expenses. The cumulative gains or losses on the hedging instrument relating to the effective portion of the hedge that have been accumulated in other comprehensive income will be reclassified from other comprehensive income to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

3.7.5 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and (c) the hybrid contract contains a host that is not a financial asset and is not designated as at fair value through profit or loss. Gains or losses arising from a change in fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.6 Day one gains or losses

If the Group uses a valuation technique that incorporates unobservable inputs for the fair value of the OTC derivatives at initial recognition, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. If the fair value is subsequently determined using observable inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income or expenses.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.8 Property and Equipment

3.8.1 Recognition and measurement

Property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of property and equipment has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful life of property and equipment are as follows:

Property and equipment	Depreciation method	Estimated useful life
Buildings	Straight-line	20~40 years
Leasehold improvements	Declining-balance/ Straight-line	4~15 years
Equipment and vehicles	Declining-balance/ Straight-line	3~15 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.9 Investment Properties

3.9.1 Recognition and measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful life of investment properties are as follows:

Investment properties	Depreciation method	Estimated useful life
Buildings	Straight-line	20~40 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line or declining-balance method with no residual value over their estimated useful life since the assets are available for use.

Intangible assets	Amortization method	Estimated useful life
Industrial property rights	Straight-line	3 ~ 19 years
Software	Straight-line	3 ~ 5 years
Others	Straight-line / Declining-balance	1 ~ 13 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Where an intangible asset is not being amortized because its useful life is indefinite, the Group carries out a review in each accounting period to confirm whether events and circumstances still support an indefinite useful life assessment. If they do not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.10.1 Goodwill

3.10.1.1 Recognition and measurement

Goodwill related to business combinations before January 1, 2010, is stated at its carrying amount, which was recognized under the Group’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the consideration transferred over the fair value of net identifiable assets acquired and liabilities assumed. If the fair value of net identifiable assets acquired and liabilities assumed exceeds the consideration transferred, the difference is recognized in profit or loss.

For each business combination, the Group decides at the acquisition date whether the non-controlling interests in the acquiree are initially measured at fair value or at the non-controlling interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

3.10.1.2 Additional acquisitions of non-controlling interests

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

3.10.1.3 Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent expenditures

Subsequent expenditures are capitalized only when they enhance values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.11 Impairment of Non-financial Assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (a) deferred income tax assets, (b) assets arising from employee benefits and (c) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (a) goodwill acquired in a business combination, (b) intangible assets with an indefinite useful life and (c) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that is expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.12 Non-current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of (a) its carrying amount measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale and (b) fair value less costs to sell.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.13 Financial Liabilities

The Group classifies financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

3.13.1 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such at initial recognition. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. At initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

In relation to securities lending or borrowing transactions, when the Group borrows securities from the Korea Securities Depository and others, these transactions are managed as off-balance sheet items. The borrowed securities are treated as financial liabilities at fair value through profit or loss when they are sold. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount are recognized in profit or loss.

In addition, the change in fair value of the financial liability designated at fair value through profit or loss that is attributable to change in the credit risk of that liability, the Group presents this change in other comprehensive income, and does not recycle this to profit or loss in accordance with Korean IFRS No.1109. However, if this treatment creates or enlarges an accounting mismatch, the Group recognizes this change in profit or loss.

3.13.2 Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include deposits, borrowings, debentures, and others. At initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. After initial recognition, other financial liabilities are measured at amortized cost, and its interest expense is recognized, using the effective interest method.

When an asset is sold under repurchase agreement, the Group continues to recognize the asset with the amount sold being accounted for as borrowings. The Group derecognizes a financial liability from the consolidated statement of financial position only when it is extinguished (i.e., when the obligation specified in the contract is discharged, canceled or expires).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.14 Insurance Contracts

KB Insurance Co., Ltd. and KB Life Insurance Co., Ltd., the subsidiaries of the Group, issue insurance contracts. The Group accounts for these contracts by applying Korean IFRS No.1117.

3.14.1 Definition and classification of insurance contracts

Insurance contract is defined as a contract under which one party (the issuer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. This assessment is carried out for each contract individually at the date of inception. The Group determined that the insurance risk related to the contract is significant if the issuer has to pay a significant additional benefits in any scenario that has commercial substance, even if the insured event is extremely unlikely, or even if the expected present value of the contingent cash flows is a small proportion of the expected present value of the remaining cash flows from the insurance contract.

The Group issues insurance contracts that contain participation features, allowing policyholders to participate in the investment returns of the Group, in addition to being compensated for insurance risks. Contracts with participation features are classified as insurance contracts with direct participation features if they meet the following criteria. At the beginning of an insurance contract, the Group evaluates whether the contract meets the following criteria.

•	The contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items
•	The Group expects to pay to the policyholder an amount equal to a substantial share of the fair value returns on the underlying items

•	the Group expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in fair value of the underlying items

Furthermore, the Group issues investment contracts with discretionary participation features, which are associated with groups of assets identical to those of insurance contracts and share similar economic characteristics with insurance contracts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.14.2 Level of aggregation

The Group identifies portfolios by aggregating insurance contracts subject to similar risks and managed together. Each portfolio is segmented into groups of insurance contracts applying the recognition and measurement requirements of IFRS 17. The Group distinguishes insurance contracts based on their issuance date at initial recognition. A cohort consists of contracts issued within a 12-month period, and is further segmented into three groups based on the possibility of becoming onerous.

•	a group of contracts that are onerous at initial recognition

•	a group of contracts that at initial recognition have no significant possibility of becoming onerous subsequently

•	a group of the remaining contracts in the portfolio

The possibility of insurance contracts, at the lowest level of group of contracts, becoming onerous is determined based on the expected cash flows (fulfillment cash flow decided based on probability weighting) at initial recognition. The Group does not reassess the composition of the groups decided at the initial recognition date subsequently.

3.14.3 Recognition

The group recognizes a group of insurance contracts it issues from the earliest of the following: - the beginning of the coverage period of the group of contracts - the date when the first payment from a policyholder in the group becomes due - for a group of onerous contracts, when the group becomes onerous.

The group delays the recognition of a group of reinsurance contracts held that provide proportionate coverage until the date that any underlying insurance contract is initially recognized, if that date is later than the beginning of the coverage period of the group of reinsurance contracts held.

The group recognizes investment contracts with discretionary participation features at the date the Group becomes a party to the contract.

3.14.4 Contract boundary

Measurement of group of contracts includes all future cash flows within the contract boundaries. The Group decides that cash flows are within the boundary of an insurance contract if they arise from substantive rights and obligations that exist during the reporting period in which the entity can compel the policyholder to pay the premiums or in which the entity has a substantive obligation to provide the policyholder with insurance contract services.

A substantive obligation to provide insurance contract services ends when:

•	The Group has the practical ability to reassess the risks of the particular policyholder and, as a result, can set a price or level of benefits that fully reflects those risks

•

The Group has the practical ability to reassess the risks of the portfolio of insurance contracts that contains the contract and, as a result, can set a price or level of benefits that fully reflects the risk of that portfolio; and the pricing of the premiums up to the date when the risks are reassessed does not take into account the risks that relate to periods after the reassessment date.

The Group evaluates contract boundaries at initial recognition and each subsequent reporting date to reflect changes in circumstances affecting substantive rights and obligations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.14.5 Measurement: Insurance contracts not applying the premium allocation approach

3.14.5.1 Measurement on initial recognition

The group measures group of contracts as the sum of the fulfillment cash flows and the contractual service margin at the initial measurement. Fulfillment cash flows comprise estimates of future cash flows, an adjustment to reflect the time value of money and the financial risks related to the future cash flows, and a risk adjustment for non-financial risk.

Estimates of future cash flows is calculated by the probability-weighted average of all possible outcomes using all reasonable and supportable information available without undue cost or effort, considering both market and non-market variables, for cash flows within the contract boundary. The Group updates the estimates using all new information available, including information about past trends and evidence.

The risk adjustment for non-financial risk represents a liability that reflects the compensation that the insurer requires for bearing the uncertainty about the amounts and timing of cash flows arising from non-financial risk. Non-financial risks that are the subject of risk adjustment include insurance risk and other non-financial risks (such as lapse risk and expense risk). The Group calculates the risk adjustment for non-financial risk using techniques such as the confidence level method and the cost of capital method. The Group calculates the risk adjustment for non-financial risk at the level of the company, and after considering diversification effects, allocates it to individual groups of insurance contracts.

Contractual service margin represents the unearned profit the entity will recognize as it provides insurance contract services in the future. The group measures the contractual service margin on initial recognition of a group of insurance contracts at an amount that results in no income or expenses if the fulfillment cash flows at the initial recognition are net inflows. On the other hand, if the fulfillment cash flows are net outflow at the initial recognition, the Group classifies the group of contracts as an onerous group, recognizes the expected net outflow as an expense and manages loss component for subsequent measurement.

3.14.5.2 Subsequent measurement of the general measurement model

At the end of each reporting period, the carrying amount of group of contracts is the sum of estimated liability for incurred claims and liability for remaining coverage. Liability for remaining coverage comprises contractual service margin and expected fulfillment cash flows related to future services allocated to the group of contracts at the end of the reporting period. Liability for incurred claims comprises unpaid claims and insurance expenses, including reported but not yet paid claims, incurred but not reported claims, and dividends payable according to supervisory regulations.

The Group updates the fulfillment cash flows of both liability for incurred claims and liability for remaining coverage at each reporting date to reflect current estimates of the amounts, timing, and uncertainty of future cash flows, considering not only discount rates and other financial variables but also non-financial risk.

Experience adjustments is the differences between the following:

•

The estimated expected cash flows at the beginning of reporting period and the actual cash flows received during the reporting period (including premiums received, cash flows related to insurance acquisition, and premium taxes paid)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.14.5.2 Subsequent measurement of the general measurement model (cont’d)

•	The estimated expected cash flows at the beginning of reporting period and the actual insurance service expenses incurred during the reporting period (excluding insurance acquisition costs)

Experience adjustments related to current or past services are recognized in profit or loss. For incurred claims (including those that have been incurred but not reported) and other incurred insurance service expenses, experience adjustments are always related to current or past services and are included as part of insurance service expenses in profit or loss. Changes in fulfillment cash flows related to future services are included in liability for remaining coverage by adjusting contractual service margin.

For insurance contracts without direct participation features, the carrying amount of the contractual service margin of a group of contracts at the end of the reporting period equals the carrying amount at the start of the reporting period adjusted for:

•	the effect of any new contracts added to the group

•	interest accreted on the carrying amount of the contractual service margin during the reporting period, measured at the discount rates determined at initial recognition

•	the changes in fulfilment cash flows relating to future service, except to the extent that:

(i)	such increases in the fulfilment cash flows exceed the carrying amount of the contractual service margin, giving rise to a loss

(ii)	such decreases in the fulfilment cash flows are allocated to the loss component of the liability for remaining coverage

•	the effect of any currency exchange differences on the contractual service margin

•

the amount recognized as insurance revenue because of the transfer of insurance contract services in the period, determined by the allocation of the contractual service margin remaining at the end of the reporting period.

When fulfillment cash flows related to future services increase additionally, the cash flows result in an increase in the loss component of the group of contracts, and the increased loss component is recognized in profit or loss when the cash flows occur. Subsequently, decreases in fulfillment cash flows related to future services do not adjust contractual service margin until the loss component is fully recovered through profit or loss.

3.14.5.3 Subsequent Measurement of the Variable Fee Approach

The Group issues insurance contracts with direct participation features that provide significant investment-related services. Except for the following, the Group applies the same accounting policy for measuring insurance contracts under the variable fee approach as for measuring insurance contracts under the general measurement model.

For insurance contracts with direct participation features, the carrying amount of the contractual service margin of a group of contracts at the end of the reporting period equals the carrying amount at the start of the reporting period adjusted for the amounts specified below:

•	the effect of any new contracts added to the group

•	the change in the amount of the Group’s share of the fair value of the underlying items except to the extent that

(i)	The amount of contractual service margin recognized in profit or loss due to the offsetting effect of risk mitigation instruments

(ii)	the decrease in the amount of the Group’s share of the fair value of the underlying items exceeding the carrying amount of the contractual service margin, giving rise to a loss

(iii)	the increase in the amount of the Group’s share of the fair value of the underlying items that causes reversal of loss component of an onerous group

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.14.5.3 Subsequent Measurement of the Variable Fee Approach (cont’d)

•	the changes in fulfilment cash flows relating to future service, except to the extent that:

(i)	The amount of contractual service margin recognized in profit or loss due to the offsetting effect of risk mitigation instruments

(ii)	The increases in the fulfilment cash flows that exceeds the carrying amount of the contractual service margin, giving rise to a loss

(iii)	The decreases in the fulfilment cash flows that causes reversal of loss component of an onerous group

•	the effect of any currency exchange differences arising on the contractual service margin

•

the amount recognized as insurance revenue because of the transfer of insurance contract services in the period, determined by the allocation of the contractual service margin remaining at the end of the reporting period (before any allocation) over the current and remaining coverage period

All adjustments to contractual service margins are measured, considering the present value of currency, which is currently measured, taking into account all financial variables that affect the fair value gains arising from the underlying items. When applying the variable fee approach, the changes in the fulfillment cash flows adjusting the contractual service margin is composed of changes in the Group’s share of the fair value of the underlying items and the changes in the fulfillment cash flows that do not vary based on returns on the underlying items. the changes in the fulfillment cash flows that do not vary based on returns on the underlying items are as follows:

•	changes in the effect of currency risk and the effect of financial risk not arising from underlying items, such as the impact of financial guarantees

•	experience adjustments arising from premiums received during the period related to future services

•	changes in estimated future cash flows of liability for remaining coverage

•	differences in the payment timing of investment components

•	changes in risk adjustment for non-financial risk related to future services

3.14.5.4 Reinsurance contract

The Group applies the same accounting policy for measuring reinsurance contracts as for measuring insurance contracts, except for the following.

The Group includes all effects of risks related to the reinsurer’s default (including effects from security and losses due to disputes) when measuring the reinsurance contract group. The Group remeasures the effects of the reinsurer’s default risk at the end of each reporting period and recognizes the changes in the effects of default risk in profit or loss. The Group calculates the risk adjustment for non-financial risks to reflect the risks transferred to the reinsurer. Reinsurance contracts are not classified as onerous groups and do not recognize in profit or loss the expected outflows at the initial recognition, even if the fulfillment cash flows at initial recognition are outflows, considering the nature of reinsurance. However, if the net cost of purchasing reinsurance coverage is related to events that have occurred before the reinsurance contract is purchased, such costs are recognized as expenses immediately.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.14.5.5 Insurance revenue

The Group recognizes insurance revenue as the amount the Group expects to be entitled in exchange for provision of services arising from group of insurance contracts. Total insurance revenue for group of contracts is the amount received in premiums for the contracts, adjusted for financial effects and excluding all investment elements.

The amount of contractual service margin recognized as insurance revenue during the reporting period is determined by allocating the unamortized contractual service margin at the end of the reporting period for each unit of coverage provided during the reporting period and expected to be provided in the future. The number of coverage units in a group of contracts is the quantity of insurance contract services provided from insurance contracts within the group, and is determined based on the number of benefits provided and the expected duration of coverage under each contract.

Insurance acquisition cash flows are systematically allocated over each reporting period, recognized in equal amounts of insurance revenue and insurance expenses.

Loss component is allocated systematically, and the total amount allocated to the loss component becomes zero by the end of the coverage period of group of contracts. The portion of the allocated loss component for the reporting period is excluded from recognition in both insurance revenue and insurance expenses.

3.14.5.6 Insurance finance income or expenses

Insurance finance income consists of changes in the carrying amount of the groups of insurance contracts and reinsurance contracts arising from the effect of the time value of money and financial risk. The Group decides whether to disaggregate insurance finance income or expenses for the period between profit or loss and other comprehensive income for each portfolio. Systematic allocation involves allocating the expected total insurance finance income or expenses over the duration of the group of contracts, and recognizing the portion attributed to the reporting period in profit or loss and the remaining portion in other comprehensive income.

For insurance contracts where changes in financial risk related assumptions significantly impact the amounts paid to policyholders, the Group uses a single discount rate to allocate the modified expected insurance finance income or expenses for the remaining coverage period of the group of contracts. Otherwise, the Group calculates insurance finance income or expenses using the discount rate determined at the date of initial recognition.

Insurance finance income or expenses arising from contractual service margin is systematically allocated using the discount rate determined at the date of initial recognition.

When the Group transfers insurance contracts to a third party or derecognize them due to changes in insurance contract terms, the accumulated other comprehensive income related to those insurance contracts is reclassified to profit or loss.

3.14.5.7 Reinsurance revenue and expenses

The Group recognizes separately the amounts recovered from reinsurers and the allocation of reinsurance premiums paid in reinsurance contracts. Changes in the carrying amount of reinsurance assets for remaining coverage resulting from the reinsurance services received are recognized as reinsurance expenses, while amounts recovered from reinsurers are recognized as reinsurance income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.14.6 Premium allocation approach

3.14.6.1 Underlying insurance

For general insurance and automobile insurance, if the coverage period of each contract within the group of contracts (including insurance contract services within the contract boundary) is less than one year or if the premium allocation approach is reasonably expected to measure the liability for remaining coverage for the group without significant differences from the application of the general model requirements, the premium allocation approach is applied to simplify the measurement of the group of insurance contracts.

The carrying amount of the liability for remaining coverage at the time of initial recognition of each group of contract is calculated by deducting the insurance acquisition cash flows allocated to the group of insurance at the acquisition date from the premium receipts at the time of initial recognition, and adding or subtracting the amount resulting from removing previously recognized assets or liabilities for cash flows related to the group of contract at the time of initial recognition.

Subsequently, the carrying amount of the liability for remaining coverage is calculated by adding the received premiums and the amortization of the insurance acquisition cash flows, and deducting the insurance acquisition cash flows and the amount recognized as insurance revenue for services provided. However, if the insurance acquisition cash flows recognized as expenses when it incurs those costs because the coverage period of each contract in the group at initial recognition is no more than one year, the insurance acquisition cash flow is not considered for calculating the liability for remaining coverage.

If at any time during the coverage period, facts and circumstances indicate that a group of insurance contracts is onerous, the difference between the carrying amount of the liability for remaining coverage and the current estimate of the fulfilment cash flows related is calculated, added to the the liability for remaining coverage, and recognized as a loss in profit or loss.

The Group determines that the liability for remaining coverage subject to the insurance premium allocation approach do not have significant financial elements, and therefore does not adjust the carrying amount of the liability for remaining coverage for reflecting the effect of the time value of money and financial risk.

3.14.6.2 Reinsurance

The Group applies the same accounting policy for measuring reinsurance contracts applying the premium allocation approach (general reinsurance, automobile reinsurance, and long-term non-proportional reinsurance) as for measuring insurance contracts with the exception of the following:

The Group includes all effects of risks related to the reinsurer’s default (including effects from security and losses due to disputes) when measuring the reinsurance contract group. The Group remeasures the effects of the reinsurer’s default risk at the end of each reporting period and recognizes the changes in the effects of default risk in profit or loss. Reinsurance contracts are not classified as onerous groups and do not recognize in profit or loss the expected outflows at the initial recognition, even if the fulfillment cash flows at initial recognition are outflows, considering the nature of reinsurance. However, if the net cost of purchasing reinsurance coverage is related to events that have occurred before the reinsurance contract is purchased, such costs are recognized as expenses immediately.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.14.7 Modification and derecognition

The Group derecognizes an insurance contract when the insurance contract is extinguished because of reasons such as obligation specified in the insurance contract having been expired, discharged or cancelled. Additionally, if the conditions of the contract have changed to such an extent that the accounting treatment of the contract would have been significantly different had the new conditions existed from the beginning, the Group derecognizes the existing contract and recognizes it as a new contract. If the change in contract conditions is not significant, the Group accounts for it as a change in the estimate of fulfillment cash flows.

3.15 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Inevitable risks and uncertainties surrounding related events and circumstances are considered in measuring the best estimate of the provisions, and where the effect of the time value of money is material, the amount of provisions is the present value of the expenditures expected to be required to settle the obligation.

Provisions for confirmed and unconfirmed acceptances and guarantees, and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, PD, and LGD.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.16 Financial Guarantee Contracts

Financial guarantee contracts require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value and classified as other liabilities and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS No.1109 Financial Instruments and

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

3.17 Equity Instrument Issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.17.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.17.2 Hybrid securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Group classifies hybrid securities as an equity if the Group has the unconditional right to avoid any contractual obligation to deliver cash or another financial asset in relation to the financial instruments. However, hybrid securities issued by subsidiaries are classified as non-controlling interests, dividends are recognized in the consolidated statement of comprehensive income as profit attributable to non-controlling interests.

3.17.3 Treasury shares

If the Group acquires its own equity instruments, these are accounted for as treasury shares and are deducted directly from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or retirement of own equity instruments. If an entity within the Group acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

3.17.4 Compound financial instruments

A compound financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the compound financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest method until it is extinguished by conversion or matured. Equity component is initially measured at fair value of compound financial instrument in its entirety less fair value of liability component net of tax effect, and it is not remeasured subsequently.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.18 Revenue Recognition

The Group recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.18.1 Interest income and expense

Interest income and expense on debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments, and other debt instruments), loans, financial instruments at amortized cost, and debt securities at fair value through other comprehensive income are recognized in the consolidated statement of comprehensive income using the effective interest method in accordance with Korean IFRS No.1109 Financial Instruments. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. When calculating the effective interest rate, the Group estimates expected cash flows by considering all contractual terms of the financial instrument but does not consider expected credit losses. The calculation includes all fees and points paid (main components of effective interest rate only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to reliably estimate the cash flows and the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

Interest income on impaired financial assets is recognized using the interest rate used to discount the expected cash flows for the purpose of measuring the impairment loss.

Interest income on debt securities at fair value through profit or loss is also classified as interest income in the consolidated statement of comprehensive income.

3.18.2 Fee and commission income

The Group recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standards of the financial instrument related to the fees earned.

3.18.2.1 Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents, and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.18.2.2 Fees related to performance obligations satisfied over time

If the control of a good or service is transferred over time, the Group recognizes revenue related to performance obligations over the period of performance obligations. Fees charged in return for the services for a certain period of time, such as asset management fees, consignment business fees, etc. are recognized over the period of performance obligations.

3.18.2.3 Fees related to performance obligations satisfied at a point in time

Fees earned at a point in time are recognized as revenue when a customer obtains controls of a promised good or service and the Group satisfies a performance obligation.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging merger and acquisition of business, is recognized as revenue when the transaction has been completed.

If the Group arranges a syndicated loan but does not participate in the syndicated loan or participates in the syndicated loan with the same effective profit as other participants, a syndication arrangement fee is recognized as revenue at the completion of the syndication service.

3.18.3 Net gains or losses on financial instruments at fair value through profit or loss

Net gains or losses on financial instruments at fair value through profit or loss (including changes in fair value, dividends, and gains or losses from foreign currency translation) include gains or losses on financial instruments as follows:

•	Gains or losses relating to financial instruments at fair value through profit or loss (excluding interest income using the effective interest rate method)

•	Gains or losses relating to derivative financial instruments for trading (including derivative financial instruments for hedging purpose but do not qualify for hedge accounting)

3.18.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as net gains or losses on financial instruments at fair value through profit or loss or other operating income depending on the classification of equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.19 Employee Compensation and Benefits

3.19.1 Post-employment benefits

3.19.1.1 Defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as post-employment benefits for the period.

3.19.1.2 Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses resulted from changes in actuarial assumptions and experience adjustments are recognized in other comprehensive income.

When the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from the introduction or changes to a defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

3.19.2 Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as an expense for the period.

The expected cost of profit-sharing and bonus payments is recognized as liabilities when the Group has a present legal or constructive obligation to make payments as a result of past events, such as service rendered by employees, and a reliable estimate of the obligation can be made.

3.19.3 Share-based payment

The Group provides its executives and employees with stock grants, mileage stock, and long-term share-based payments programs. When stock grants are exercised, the Group can either select to distribute newly issued shares or treasury shares or compensate in cash based on the share price. When mileage stock and long-term share-based payments are exercised, the Group pays the amount equivalent to share price of KB Financial Group Inc. in cash.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.19.3 Share-based payment (cont’d)

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions because the Group determines that it has a present obligation to settle in cash based on a past practice and a stated policy of settling in cash. Therefore, the Group measures the liability incurred as consideration for the service received at fair value and recognizes related expense and accrued expense over the vesting periods. For mileage stock and long-term share-based payments program, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions, which are recognized as expense and accrued expenses at the time of vesting.

Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

3.19.4 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Group recognizes a liability and expense for termination benefits at the earlier of the following dates; when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of Korean IFRS No.1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, then the termination benefits are discounted to present value.

3.20 Income Tax Expense

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.20.1 Current income tax

Current income tax is the amount of income tax payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities for the current and prior periods are measured using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.20.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax-based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

The Group recognizes a deferred income tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities if, and only if the Group has a legally enforceable right to set off current income tax assets against current income tax liabilities and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.20.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, such as a claim for rectification, a claim for a refund related to additional tax or a tax investigation by the tax authorities. The Group recognizes its uncertain tax positions in the consolidated financial statements in accordance with Korean IFRS No.1012 and Interpretation of Korean IFRS No.2123. The income tax asset is recognized if a tax refund is probable for taxes levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, penalty tax and additional refund on tax are regarded as penalty or interest and are accounted for in accordance with Korean IFRS No.1037.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.21 Earnings per Share

The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the Parent Company and presents them in the consolidated statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by adjusting the profit or loss attributable to ordinary equity holders of the Parent Company and weighted average number of shares outstanding, taking into account all potential dilution effects, such as exchangeable bonds and share-based payments given to employees.

3.22 Lease

The Group as a lessor recognizes lease payments from operating leases as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the consolidated statement of financial position based on their nature.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured at the present value.

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payments that depend on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, which is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date, less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, the Group can elect not to apply the requirements of Korean IFRS No.1116 to short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and leases for which the underlying asset is of low value (for example, underlying leased asset under USD 5,000).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.22 Lease (cont’d)

The right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

For sale and leaseback transactions, the Group applies the requirements of Korean IFRS No.1115 Revenue from Contracts with Customers, to determine whether the transfer of an asset is accounted for as a sale of that asset.

3.23 Operating Segments

The Group identifies its operating segments based on internal reports which are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

Segment information includes items which are directly attributable and can be allocated to the segment on a reasonable basis.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Group by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, operational risk, interest rate risk, insurance risk, liquidity risk, credit concentration risk, strategy risk, and reputation risk are recognized as the Group’s significant risks and measured and managed according to regulatory capital and internal capital standards.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Group.

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Group’s risk management detailed policies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management reporting purposes, the Group considers all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors in an integrated way.

4.2.2 Credit risk management

The Group measures the expected loss and economic capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Group allocates and manages credit risk economic capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

All of the Kookmin Bank’s loan customers (individuals and corporates) are assigned a credit rating and managed by a comprehensive internal credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in Kookmin Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, Kookmin Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

KB Kookmin Card Co., Ltd.’s credit scoring system is divided into Application Scoring System (“ASS”) and Behavior Scoring System (“BSS”). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the ASS credit rating is above the standard. KB Kookmin Card Co., Ltd.’s internal information, external information from the credit bureau company and others, and personal information on the application are used to calculate the ASS credit rating. The BSS, which is recalculated on a weekly basis, predicts the delinquency probability of cardholders, and utilizes it to monitor cardholders and portfolio risk.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group of Kookmin Bank, a subsidiary, is in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group of Kookmin Bank is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Financial assets
Due from financial institutions measured at amortized cost *	~~W~~	27,579,279	~~W~~	29,912,097
Financial assets at fair value through profit or loss:
Due from financial institutions measured at fair value through profit or loss		79,811		69,469
Securities measured at fair value through profit or loss		72,658,432		65,899,397
Loans measured at fair value through profit or loss		183,726		493,562
Financial instruments indexed to the price of gold		93,743		90,006
Derivatives		6,157,628		9,446,580
Loans measured at amortized cost *		444,805,287		433,038,931
Financial investments:
Securities measured at fair value through other comprehensive income		78,926,437		76,648,353
Securities measured at amortized cost *		39,701,389		35,919,241
Loans measured at fair value through other comprehensive income		801,050		549,272
Other financial assets *		16,544,513		10,718,383

		687,531,295		662,785,291

Off-balance sheet items
Acceptances and guarantees contracts		13,763,222		12,425,753
Financial guarantee contracts		7,828,205		8,297,042
Commitments		203,906,179		188,295,902

		225,497,606		209,018,697

	~~W~~	913,028,901	~~W~~	871,803,988

*	After netting of allowance

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.2.4.1 Credit risk exposure

Credit qualities of loans as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	142,216,615	~~W~~	6,765,165	~~W~~	2,122	~~W~~	—	~~W~~	148,983,902
Grade 2		65,606,587		10,632,633		40,942		—		76,280,162
Grade 3		3,547,489		3,964,877		8,231		—		7,520,597
Grade 4		654,654		1,285,650		31,645		—		1,971,949
Grade 5		16,188		581,524		2,871,510		—		3,469,222

		212,041,533		23,229,849		2,954,450		—		238,225,832

Retail
Grade 1		165,579,777		4,147,682		11,945		—		169,739,404
Grade 2		7,133,302		3,664,451		30,019		—		10,827,772
Grade 3		4,941,476		1,614,245		26,804		—		6,582,525
Grade 4		258,300		375,964		24,908		—		659,172
Grade 5		42,561		776,597		1,064,258		—		1,883,416

		177,955,416		10,578,939		1,157,934		—		189,692,289

Credit card
Grade 1		10,776,164		253,905		—		—		11,030,069
Grade 2		5,854,931		936,657		—		—		6,791,588
Grade 3		1,645,099		1,416,715		—		—		3,061,814
Grade 4		7,827		431,083		—		—		438,910
Grade 5		2,432		229,439		795,719		—		1,027,590

		18,286,453		3,267,799		795,719		—		22,349,971

		408,283,402		37,076,587		4,908,103		—		450,268,092

Loans measured at fair value through other comprehensive income
Corporate
Grade1		762,041		—		—		—		762,041
Grade2		39,009		—		—		—		39,009
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		801,050		—		—		—		801,050

		801,050		—		—		—		801,050

	~~W~~	409,084,452	~~W~~	37,076,587	~~W~~	4,908,103	~~W~~	—	~~W~~	451,069,142

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.2.4.1 Credit risk exposure (cont’d)

	December 31, 2022
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	134,819,382	~~W~~	5,877,660	~~W~~	3,372	~~W~~	—	~~W~~	140,700,414
Grade 2		65,653,118		8,585,346		4,480		—		74,242,944
Grade 3		4,054,714		3,221,267		14,694		—		7,290,675
Grade 4		570,671		922,748		34,298		—		1,527,717
Grade 5		11,909		419,058		1,959,706		—		2,390,673

		205,109,794		19,026,079		2,016,550		—		226,152,423

Retail
Grade 1		164,125,295		4,240,281		11,287		—		168,376,863
Grade 2		8,100,613		3,846,756		32,878		—		11,980,247
Grade 3		4,320,640		1,477,297		25,600		—		5,823,537
Grade 4		306,655		315,357		32,330		—		654,342
Grade 5		26,013		742,720		834,178		—		1,602,911

		176,879,216		10,622,411		936,273		—		188,437,900

Credit card
Grade 1		11,547,014		1,316,136		—		—		12,863,150
Grade 2		4,390,211		1,214,946		—		—		5,605,157
Grade 3		1,142,362		1,925,145		—		—		3,067,507
Grade 4		2,227		302,736		—		—		304,963
Grade 5		666		173,049		595,101		—		768,816

		17,082,480		4,932,012		595,101		—		22,609,593

		399,071,490		34,580,502		3,547,924		—		437,199,916

Loans measured at fair value through other comprehensive income
Corporate
Grade1		489,445		—		—		—		489,445
Grade2		59,827		—		—		—		59,827
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		549,272		—		—		—		549,272

		549,272		—		—		—		549,272

	~~W~~	399,620,762	~~W~~	34,580,502	~~W~~	3,547,924	~~W~~	—	~~W~~	437,749,188

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.2.4.1 Credit risk exposure (cont’d)

Credit qualities of loans graded according to internal credit ratings as of December 31, 2023 and 2022, are as follows:

	Range of probability of default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Total
(In millions of Korean won)			Non-impaired		Impaired
Guarantees	~~W~~	114,669,115	~~W~~	7,639,754	~~W~~	425,696	~~W~~	122,734,565
Deposits and savings		2,461,434		129,853		15,176		2,606,463
Property and equipment		15,121,688		1,109,156		442,084		16,672,928
Real estate		196,412,901		19,374,276		2,893,235		218,680,412

	~~W~~	328,665,138	~~W~~	28,253,039	~~W~~	3,776,191	~~W~~	360,694,368

	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Total
(In millions of Korean won)			Non-impaired		Impaired
Guarantees	~~W~~	100,429,157	~~W~~	7,060,738	~~W~~	301,688	~~W~~	107,791,583
Deposits and savings		1,855,720		141,016		46,984		2,043,720
Property and equipment		14,648,523		1,002,291		180,103		15,830,917
Real estate		191,121,014		15,793,644		1,708,145		208,622,803

	~~W~~	308,054,414	~~W~~	23,997,689	~~W~~	2,236,920	~~W~~	334,289,023

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	35,812,502	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	35,812,502
Grade 2		3,907,307		—		—		—		3,907,307
Grade 3		852		—		—		—		852
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		39,720,661		—		—		—		39,720,661

Securities measured at fair value through other comprehensive income
Grade 1		72,574,183		—		—		—		72,574,183
Grade 2		6,326,108		—		—		—		6,326,108
Grade 3		26,146		—		—		—		26,146
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		78,926,437		—		—		—		78,926,437

	~~W~~	118,647,098	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	118,647,098

	December 31, 2022
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	34,211,405	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	34,211,405
Grade 2		1,713,414		—		—		—		1,713,414
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		35,924,819		—		—		—		35,924,819

Securities measured at fair value through other comprehensive income
Grade 1		70,830,502		—		—		—		70,830,502
Grade 2		5,669,442		53,861		—		—		5,723,303
Grade 3		66,797		9,169		—		—		75,966
Grade 4		13,942		4,640		—		—		18,582
Grade 5		—		—		—		—		—

		76,580,683		67,670		—		—		76,648,353

	~~W~~	112,505,502	~~W~~	67,670	~~W~~	—	~~W~~	—	~~W~~	112,573,172

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.2.5 Credit risk of securities (cont’d)

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of December 31, 2023 and 2022, are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	26,279,729	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	26,279,729
Grade 2		503,794		—		—		—		503,794
Grade 3		108,290		—		—		—		108,290
Grade 4		—		—		—		—		—
Grade 5		688,487		—		—		—		688,487

	~~W~~	27,580,300	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	27,580,300

	December 31, 2022
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	28,023,879	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	28,023,879
Grade 2		1,428,663		—		—		—		1,428,663
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		462,298		—		—		—		462,298

	~~W~~	29,914,840	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	29,914,840

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of December 31, 2023 and 2022, are the same as the criteria for securities other than equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.2.7 Credit risk mitigation of derivative financial instruments

Quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Deposits, savings, securities, and others	~~W~~	1,471,117	~~W~~	2,966,923

4.2.8 Credit risk concentration analysis

4.2.8.1 Classifications of loans by country as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)
	December 31, 2023 *
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	184,016,939	~~W~~	210,306,079	~~W~~	22,304,522	~~W~~	416,627,540	92.33	~~W~~	(4,013,937)	~~W~~	412,613,603
Europe		—		4,611,356		—		4,611,356	1.02		(29,267)		4,582,089
China		73,105		7,048,870		537		7,122,512	1.58		(37,624)		7,084,888
Japan		—		912,224		92		912,316	0.20		(2,072)		910,244
United States		—		5,985,577		—		5,985,577	1.33		(168,487)		5,817,090
Cambodia		3,466,607		3,931,738		1,097		7,399,442	1.64		(243,544)		7,155,898
Indonesia		1,474,419		3,216,033		38,198		4,728,650	1.05		(765,195)		3,963,455
Others		661,219		3,198,731		5,525		3,865,475	0.85		(202,679)		3,662,796

	~~W~~	189,692,289	~~W~~	239,210,608	~~W~~	22,349,971	~~W~~	451,252,868	100.00	~~W~~	(5,462,805)	~~W~~	445,790,063

(In millions of Korean won)
	December 31, 2022 *
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	183,102,083	~~W~~	199,258,559	~~W~~	22,562,372	~~W~~	404,923,014	92.40	~~W~~	(3,033,033)	~~W~~	401,889,981
Europe		—		4,694,011		—		4,694,011	1.07		(25,696)		4,668,315
China		140,060		6,901,682		363		7,042,105	1.61		(39,025)		7,003,080
Japan		—		1,150,151		46		1,150,197	0.26		(1,755)		1,148,442
United States		—		5,130,629		—		5,130,629	1.17		(18,229)		5,112,400
Cambodia		2,610,472		3,768,170		—		6,378,642	1.46		(73,723)		6,304,919
Indonesia		1,735,571		2,896,037		43,023		4,674,631	1.07		(795,309)		3,879,322
Others		849,713		3,396,018		3,789		4,249,520	0.96		(174,213)		4,075,307

	~~W~~	188,437,899	~~W~~	227,195,257	~~W~~	22,609,593	~~W~~	438,242,749	100.00	~~W~~	(4,160,983)	~~W~~	434,081,766

*	Amount includes loans measured at fair value through profit or loss, other comprehensive income, and amortized cost.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.2.8.2 Classifications of corporate loans by industry as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)
	December 31, 2023
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	25,194,810	10.53	~~W~~	(147,964)	~~W~~	25,046,846
Manufacturing		51,666,785	21.60		(619,644)		51,047,141
Service		106,907,060	44.69		(1,247,642)		105,659,418
Wholesale and retail		29,904,053	12.50		(502,211)		29,401,842
Construction		7,047,906	2.95		(280,598)		6,767,308
Public sector		2,259,364	0.94		(83,029)		2,176,335
Others		16,230,630	6.79		(276,811)		15,953,819

	~~W~~	239,210,608	100.00	~~W~~	(3,157,899)	~~W~~	236,052,709

(In millions of Korean won)
	December 31, 2022
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	23,832,403	10.49	~~W~~	(52,250)	~~W~~	23,780,153
Manufacturing		53,293,160	23.46		(575,186)		52,717,974
Service		98,549,099	43.38		(479,709)		98,069,390
Wholesale and retail		29,712,579	13.08		(352,208)		29,360,371
Construction		6,906,750	3.04		(228,782)		6,677,968
Public sector		1,940,133	0.85		(84,436)		1,855,697
Others		12,961,133	5.70		(213,205)		12,747,928

	~~W~~	227,195,257	100.00	~~W~~	(1,985,776)	~~W~~	225,209,481

4.2.8.3 Classifications of retail loans and credit card receivables as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)
	December 31, 2023
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	97,142,065	45.81	~~W~~	(227,758)	~~W~~	96,914,307
General loan		92,550,224	43.65		(1,141,322)		91,408,902
Credit card		22,349,971	10.54		(935,826)		21,414,145

	~~W~~	212,042,260	100.00	~~W~~	(2,304,906)	~~W~~	209,737,354

(In millions of Korean won)
	December 31, 2022
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	94,767,212	44.90	~~W~~	(163,348)	~~W~~	94,603,864
General loan		93,670,687	44.38		(1,174,018)		92,496,669
Credit card		22,609,593	10.72		(837,842)		21,771,751

	~~W~~	211,047,492	100.00	~~W~~	(2,175,208)	~~W~~	208,872,284

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.2.8.4 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)
	December 31, 2023
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	27,580,300	100.00	~~W~~	(1,021)	~~W~~	27,579,279

		27,580,300	100.00		(1,021)		27,579,279

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		79,811	100.00		—		79,811

		79,811	100.00		—		79,811

Securities measured at fair value through profit or loss
Government and government funded institutions		21,022,824	28.94		—		21,022,824
Finance and insurance		37,426,249	51.51		—		37,426,249
Others		14,209,359	19.55		—		14,209,359

		72,658,432	100.00		—		72,658,432

Derivative financial assets
Government and government funded institutions		52,508	0.85		—		52,508
Finance and insurance		5,785,110	93.95		—		5,785,110
Others		320,010	5.20		—		320,010

		6,157,628	100.00		—		6,157,628

Securities measured at fair value through other comprehensive income
Government and government funded institutions		44,790,264	56.75		—		44,790,264
Finance and insurance		21,546,428	27.30		—		21,546,428
Others		12,589,745	15.95		—		12,589,745

		78,926,437	100.00		—		78,926,437

Securities measured at amortized cost
Government and government funded institutions		16,391,846	41.27		(655)		16,391,191
Finance and insurance		22,960,878	57.80		(17,965)		22,942,913
Others		367,937	0.93		(652)		367,285

		39,720,661	100.00		(19,272)		39,701,389

	~~W~~	225,123,269		~~W~~	(20,293)	~~W~~	225,102,976

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.2.8.4 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)
	December 31, 2023
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	29,914,840	100.00	~~W~~	(2,743)	~~W~~	29,912,097

		29,914,840	100.00		(2,743)		29,912,097

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		69,469	100.00		—		69,469

		69,469	100.00		—		69,469

Securities measured at fair value through profit or loss
Government and government funded institutions		16,556,811	25.12		—		16,556,811
Finance and insurance		37,674,363	57.17		—		37,674,363
Others		11,668,223	17.71		—		11,668,223

		65,899,397	100.00		—		65,899,397

Derivative financial assets
Government and government funded institutions		58,060	0.61		—		58,060
Finance and insurance		8,988,025	95.15		—		8,988,025
Others		400,495	4.24		—		400,495

		9,446,580	100.00		—		9,446,580

Securities measured at fair value through other comprehensive income
Government and government funded institutions		41,566,376	54.23		—		41,566,376
Finance and insurance		22,463,066	29.31		—		22,463,066
Others		12,618,911	16.46		—		12,618,911

		76,648,353	100.00		—		76,648,353

Securities measured at amortized cost
Government and government funded institutions		16,984,957	47.28		(3)		16,984,954
Finance and insurance		18,368,966	51.13		(5,212)		18,363,754
Others		570,896	1.59		(363)		570,533

		35,924,819	100.00		(5,578)		35,919,241

	~~W~~	217,903,458		~~W~~	(8,321)	~~W~~	217,895,137

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)
	December 31, 2023
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Korea	~~W~~	19,763,609	71.65	~~W~~	(229)	~~W~~	19,763,380
United States		3,021,300	10.95		(88)		3,021,212
Others		4,795,391	17.40		(704)		4,794,687

		27,580,300	100.00		(1,021)		27,579,279

Due from financial institutions measured at fair value through profit or loss
Korea		79,811	100.00		—		79,811

		79,811	100.00		—		79,811

Securities measured at fair value through profit or loss
Korea		65,460,878	90.09		—		65,460,878
United States		3,260,968	4.49		—		3,260,968
Others		3,936,586	5.42		—		3,936,586

		72,658,432	100.00		—		72,658,432

Derivative financial assets
Korea		2,931,376	47.61		—		2,931,376
United States		1,008,296	16.37		—		1,008,296
France		863,376	14.02		—		863,376
Singapore		141,696	2.30		—		141,696
Japan		326,585	5.30		—		326,585
Others		886,299	14.40		—		886,299

		6,157,628	100.00		—		6,157,628

Securities measured at fair value through other comprehensive income
Korea		73,226,955	92.78		—		73,226,955
United States		2,354,107	2.99		—		2,354,107
Others		3,345,375	4.23		—		3,345,375

		78,926,437	100.00		—		78,926,437

Securities measured at amortized cost
Korea		35,344,575	88.99		(14,648)		35,329,927
United States		1,159,699	2.92		(1,070)		1,158,629
Others		3,216,387	8.09		(3,554)		3,212,833

		39,720,661	100.00		(19,272)		39,701,389

	~~W~~	225,123,269		~~W~~	(20,293)	~~W~~	225,102,976

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)
	December 31, 2023
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Korea	~~W~~	22,156,154	74.06	~~W~~	(484)	~~W~~	22,155,670
United States		2,267,982	7.58		(28)		2,267,954
Others		5,490,704	18.36		(2,231)		5,488,473

		29,914,840	100.00		(2,743)		29,912,097

Due from financial institutions measured at fair value through profit or loss
Korea		69,469	100.00		—		69,469

		69,469	100.00		—		69,469

Securities measured at fair value through profit or loss
Korea		60,061,811	91.14		—		60,061,811
United States		3,227,851	4.90		—		3,227,851
Others		2,609,735	3.96		—		2,609,735

		65,899,397	100.00		—		65,899,397

Derivative financial assets
Korea		4,831,012	51.14		—		4,831,012
United States		1,351,969	14.31		—		1,351,969
France		1,281,270	13.56		—		1,281,270
Singapore		212,710	2.25		—		212,710
Japan		435,592	4.61		—		435,592
Others		1,334,027	14.13		—		1,334,027

		9,446,580	100.00		—		9,446,580

Securities measured at fair value through other comprehensive income
Korea		70,803,558	92.37		—		70,803,558
United States		2,419,242	3.17		—		2,419,242
Others		3,425,553	4.46		—		3,425,553

		76,648,353	100.00		—		76,648,353

Securities measured at amortized cost
Korea		30,551,451	85.05		(3,885)		30,547,566
United States		2,880,918	8.02		(949)		2,879,969
Others		2,492,449	6.93		(743)		2,491,706

		35,924,818	100		(5,577)		35,919,241

	~~W~~	217,903,457		~~W~~	(8,320)	~~W~~	217,895,137

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group calculates and manages cumulative liquidity gap, liquidity ratio and others for all transactions and off-balance transactions related to liquidity, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Council and the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,953,472	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,953,472
Financial liabilities designated at fair value through profit or loss [1]		7,966,963		—		—		—		—		—		7,966,963
Derivatives held for trading [1]		5,966,512		—		—		—		—		—		5,966,512
Derivatives held for hedging [2]		7,856		11,887		16,968		48,476		50,888		(4,255)		131,820
Deposits [3]		175,103,423		35,688,530		55,092,937		131,347,718		17,325,661		1,764,854		416,323,123
Borrowings		10,729,326		18,654,410		6,594,666		21,356,372		12,432,385		1,195,946		70,963,105
Debentures		10,077		3,843,626		5,556,957		21,137,247		37,653,013		5,727,779		73,928,699
Lease liabilities		243		27,478		43,005		172,528		366,002		34,804		644,060
Other financial liabilities		875,267		25,693,343		166,001		331,289		1,128,101		264,861		28,458,862

	~~W~~	203,613,139	~~W~~	83,919,274	~~W~~	67,470,534	~~W~~	174,393,630	~~W~~	68,956,050	~~W~~	8,983,989	~~W~~	607,336,616

Off-balance sheet items
Commitments [4]	~~W~~	203,906,179	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	203,906,179
Acceptances and guarantees contracts		13,763,222		—		—		—		—		—		13,763,222
Financial guarantee contracts [5]		7,828,205		—		—		—		—		—		7,828,205

	~~W~~	225,497,606	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	225,497,606

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,193,210	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,193,210
Financial liabilities designated at fair value through profit or loss [1]		10,078,394		—		—		—		—		—		10,078,394
Derivatives held for trading [1]		9,209,537		—		—		—		—		—		9,209,537
Derivatives held for hedging [2]		—		11,106		8,886		39,174		221,551		3,502		284,219
Deposits [3]		175,530,178		29,911,835		45,245,496		131,765,097		17,979,299		1,129,024		401,560,929
Borrowings		7,831,474		23,821,330		7,676,952		19,120,861		12,839,302		1,159,432		72,449,351
Debentures		11,117		4,011,679		8,353,663		20,995,587		33,216,320		6,485,136		73,073,502
Lease liabilities		164		28,079		45,200		171,449		376,159		2,839		623,890
Other financial liabilities		179,241		17,938,781		368,218		447,898		907,643		428,310		20,270,091

	~~W~~	205,033,315	~~W~~	75,722,810	~~W~~	61,698,415	~~W~~	172,540,066	~~W~~	65,540,274	~~W~~	9,208,243	~~W~~	589,743,123

Off-balance sheet items
Commitments [4]	~~W~~	188,295,902	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	188,295,902
Acceptances and guarantees contracts		12,425,753		—		—		—		—		—		12,425,753
Financial guarantee contracts [5]		8,297,042		—		—		—		—		—		8,297,042

	~~W~~	209,018,697	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	209,018,697

[1]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.3.3.2 Contractual cash flows of derivatives held for cash flow hedge as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Cash flow to be received (paid) of net-settled derivatives	~~W~~	1,605	~~W~~	9,596	~~W~~	28,260	~~W~~	76,704	~~W~~	802	~~W~~	116,967
Cash flow to be received of gross-settled derivatives		35,052		86,391		331,383		2,723,781		—		3,176,607
Cash flow to be paid of gross-settled derivatives		(35,871)		(92,640)		(488,194)		(3,272,506)		—		(3,889,211)

(In millions of Korean won)	December 31, 2022
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Cash flow to be received (paid) of net-settled derivatives	~~W~~	1,534	~~W~~	10,994	~~W~~	25,749	~~W~~	119,179	~~W~~	3,526	~~W~~	160,982
Cash flow to be received of gross-settled derivatives		10,932		30,311		1,003,755		2,894,502		—		3,939,500
Cash flow to be paid of gross-settled derivatives		(10,357)		(54,794)		(1,007,950)		(2,255,613)		—		(3,328,714)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions. The entire process is carried out through consultation with the Risk Management Council and approval by the Risk Management Committee of the Group. However, insurance companies that are engaged in the insurance business are not subject to these guidelines and are monitored by setting internal capital limits for market risk and interest rate risk based on K-ICS.

In the case of Kookmin Bank, a major subsidiary, the Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank’s Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and Asset Liability Management (“ALM”) operation policies and enacts and revises relevant guidelines. The Risk Management Committee and the Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and revise ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The Financial Planning Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports related matters to the management independently.

Kookmin Bank is closely monitoring the outputs of various industry groups and markets that manage the transition to the new interest rate benchmark, including announcements by LIBOR regulation authority and various consultative bodies related to the transition to alternative interest rate. In response to these announcements, Kookmin Bank has completed most of the transition and replacement plans according to LIBOR transition programs and plans consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and related matters are reported to the board of directors and consultative bodies with senior management as members. Kookmin Bank continues its efforts as a market participant to actively express opinions so that the index interest rate benchmark reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks and minimizing confusion among stakeholders.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.4.3 Trading position

4.4.3.1 Definition of a trading position

The trading position, which is subject to market risk management, is the trading position defined in “Trading Policy and Guidelines” and the basic requirements for the trading position are as follows:

The target position should be made daily fair value assessment and should have no legal constrictions on sale and hedging.

•	The target position has no restrictions on the sale, and the daily fair value assessment should be made, and the embedded significant risk can be hedged in the market.

•	The trading position classification criteria should be clearly defined in the Trading Policy and Guidelines, and the trading position should be managed by a separate trading department.

•	The target position must be operated according to the documented trading strategy and the management of position limit must be carried out.

•

The specialized dealer or operating department shall have the authority to execute the transaction without prior approval from the Risk Management Department, etc. within the predetermined limits of the target position.

•	The target positions should be periodically reported to management for risk management of the Group.

4.4.3.2 Observation method of market risk arising from trading positions

From January 2023, Subsidiaries of the Group use the Basel III standardized approach to measure market risk and manage it at the portfolio level(Prior to January 2023, Basel II standardized approach or Basel II internal models such as VaR). In addition, the Group controls and manages the risk of derivative financial instrument transactions in accordance with the Financial Supervisory Service regulations and guidelines.

4.4.3.3 Basel III standardized approach

Market risk regulatory capital is calculated as the sum of (a) sensitivities-based risk, (b) default risk, and (c) residual risk according to the Basel III standardized approach introduced in January 2023.

(a) Sensitivities-based risk, which is the basis of the Basel III standardized approach for market risk, calculates the expected loss for each risk factor by applying the risk weights and correlation parameter specified by the Basel Committee and summing them.

(b) Default risk is the risk from default of issuer of securities and derivatives and is calculated by applying risk weights based on the issuer’s credit rating.

(c) Residual risk is the risk imposed on atypical underlying instruments and is calculated by applying a certain percentage specified by the Basel Committee to the par value.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.4.3.3 Basel III standardized approach (cont’d)

(Basel III standardized approach definitions by risk type)

Sensitivities-based risk	Interest rate risk group	GIRR	The risk associated with risk-free interest rates (typically OIS rates) defined by currency and maturity.
		CSR	The risk associated with the issuer’s interest rate credit spread, defined by creditworthiness and sector.
	Equity risk group		The risk factors associated with equity, defined by market capitalization, economic conditions, and sector
	Foreign exchange risk group		The risk factors associated with exchange rate, defined by currency pairs
	Commodity risk group		The risk factors associated with commodities, defined by commodity types.

Default risk			Issuer default risk in securities (bonds, etc.) and derivatives.

Residual risk			Additional risks imposed on non-standard underlying asset products, etc.

Required equity capital of subsidiaries according to Basel III standardized approach for the year ended December 31, 2023 and according to Basel II standardized approach for the year ended 2022, are as follows:

Kookmin Bank

(In millions of Korean won)	2023
	Sensitivities- based risk		Default risk		Residual risk		Dec. 31, 2023
	~~W~~	479,174	~~W~~	85,375	~~W~~	862	~~W~~	565,411

(In millions of Korean won)	2022
	Average		Minimum		Maximum		Dec. 31, 2022
Interest rate risk	~~W~~	34,923	~~W~~	16,541	~~W~~	64,356	~~W~~	47,093
Stock price risk		8,606		5,142		11,061		9,407
Currency risk		24,054		14,428		41,815		41,189
Diversification effect								(5,140)

Total VaR	~~W~~	49,701	~~W~~	22,144	~~W~~	99,436	~~W~~	92,549

Meanwhile, required equity capital for the positions which are measured according to Basel II standardized approach, and not measured by VaR as of December 31, 2022 are as follows:

(In millions of Korean won)	2022
	Interest rate risk		Stock price risk		Currency risk		Dec. 31, 2022
	~~W~~	18,545	~~W~~	4,686	~~W~~	70,757	~~W~~	93,988

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.4.3.3 Basel III standardized approach (cont’d)

KB Securities Co., Ltd.

(In millions of Korean won)			2023
			Sensitivities- based risk		Default risk		Residual risk		Dec. 31, 2023
			~~W~~	736,052	~~W~~	307,681	~~W~~	7,454	~~W~~	1,051,187

(In millions of Korean won)	2022
	Interest rate risk		Stock price risk		Currency risk		Finance instruments risk		Dec. 31, 2022
	~~W~~	755,379	~~W~~	171,592	~~W~~	34,109	~~W~~	41	~~W~~	961,121

KB Kookmin Card Co., Ltd.

(In millions of Korean won)			2023
			Sensitivities- based risk		Default risk		Residual risk		Dec. 31, 2023
			~~W~~	43,029	~~W~~	—	~~W~~	—	~~W~~	43,029

(In millions of Korean won)	2022
	Interest rate risk		Stock price risk		Currency risk		Finance instruments risk		Dec. 31, 2022
	~~W~~	—	~~W~~	—	~~W~~	21,341	~~W~~	41	~~W~~	21,341

KB Asset Management Co., Ltd.

(In millions of Korean won)			2023
			Sensitivities- based risk		Default risk		Residual risk		Dec. 31, 2023
			~~W~~	3,658	~~W~~	—	~~W~~	—	~~W~~	3,658

(In millions of Korean won)	2022
	Interest rate risk		Stock price risk		Currency risk		Finance instruments risk		Dec. 31, 2022
	~~W~~	—	~~W~~	—	~~W~~	2,455	~~W~~	—	~~W~~	2,455

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.4.3.3 Basel III standardized approach (cont’d)

KB Capital Co., Ltd.

(In millions of Korean won)			2023
			Sensitivities- based risk		Default risk		Residual risk		Dec. 31, 2023
			~~W~~	11,127	~~W~~	—	~~W~~	—	~~W~~	11,127

(In millions of Korean won)	2022
	Interest rate risk		Stock price risk		Currency risk		Finance instruments risk		Dec. 31, 2022
	~~W~~	—	~~W~~	—	~~W~~	2,045	~~W~~	—	~~W~~	2,045

KB Investment Co., Ltd.

(In millions of Korean won)			2023
			Sensitivities- based risk		Default risk		Residual risk		Dec. 31, 2023
			~~W~~	74,408	~~W~~	7,135	~~W~~	—	~~W~~	81,543

(In millions of Korean won)	2022
	Interest rate risk		Stock price risk		Currency risk		Finance instruments risk		Dec. 31, 2022
	~~W~~	—	~~W~~	8,438	~~W~~	21,727	~~W~~	—	~~W~~	30,165

KB Data System Co., Ltd.

(In millions of Korean won)			2023
			Sensitivities- based risk		Default risk		Residual risk		Dec. 31, 2023
			~~W~~	325	~~W~~	—	~~W~~	—	~~W~~	325

(In millions of Korean won)	2022
	Interest rate risk		Stock price risk		Currency risk		Finance instruments risk		Dec. 31, 2022
	~~W~~	—	~~W~~	—	~~W~~	155	~~W~~	—	~~W~~	155

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.4.3.4 Details of risk factors

(a) Interest rate risk

Interest rate risk for trading positions usually arises from debt securities. The Group’s trading strategy is to gain short-term trading gains from interest rate fluctuations. The Group manages interest rate risk associated with trading portfolios using sensitivity analysis (Price Value of a Basis Point: PVBP).

(b) Stock price risk

Stock price risk usually arises from the portfolio of trading stocks. The portfolio of trading stocks consists of stocks listed on the exchange and derivatives linked to stocks, collective investment securities and others.

(c) Currency risk

Currency risk arises from holding assets and liabilities which are denominated in foreign currency, and currency-related derivatives. Most of the net foreign currency exposures occur in the US dollars, the Chinese Yuan and the Indonesian Rupiah.

4.4.4 Non-trading position (Interest Rate Risk of Banking Book (“IRRBB”))

4.4.4.1 Qualitative disclosure

(a) Definition of interest rate risk for risk management and measurement purposes

Interest rate risk is a change in equity and earnings due to the changes in value of interest-sensitive assets and liabilities, etc., and is measured by ΔEVE and ΔNII.

(b) Overall interest rate risk management and mitigation strategy

The interest rate risk management department establishes and sets interest rate risk management policies and limit once a year by a resolution of the Risk Management Council considering the mid to long-term management strategy and macroeconomic status. The interest rate risk management department analyzes interest rate risk crisis situations assuming abnormal interest rate fluctuations and reports the results to the Risk Management Council and observes changes in interest rate risk and compliance with risk limits to devise timely countermeasures and reports the management status regularly and frequently to the Risk Management Council. The interest rate risk model adequacy test is carried out regularly at least once a year by the verification department independent of the management department.

(c) Specific methodologies used to calculate interest rate risk measurement cycles and sensitivity

In order to measure the sensitivity of the economic value and earnings to changes in interest rates, the Group calculates monthly interest rate gap and duration gap for assets and liabilities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.4.4.1 Qualitative disclosure (cont’d)

(d) Interest rate shock and stress scenarios used to estimate changes in the economic value and in earnings

The Group calculates ΔEVE by applying following six interest rate shock and stress scenarios, and ΔNII by applying parallel shock up and parallel shock down scenarios.

•	Scenario 1 : Parallel shock up

•	Scenario 2 : Parallel shock down

•	Scenario 3 : Steepener shock (short rates down and long rates up)

•	Scenario 4 : Flattener shock (short rates up and long rates down)

•	Scenario 5 : Short rates shock up

•	Scenario 6 : Short rates shock down

(e) Key modeling assumptions used to measure interest rate risk for internal management purposes

The Group measures unfavorable changes in economic value resulting from changes in interest rates, following the interest rate risk calculation standards set by the Financial Supervisory Service.

(f) Interest rate risk hedging methodology and related accounting

Subsidiaries which are subject to interest rate risk measurement hedges interest rate risk through back-to-back interest rate swap transactions, which are the same as interest payment cash flows and officially document and manage the risk management strategy for hedge accounting, risk management objectives, hedging relationship, and assessment method for hedge effectiveness.

(g) Key modeling and parametric assumptions used in calculating ΔEVE and ΔNII

Subsidiaries which are subject to interest rate risk measurement calculate interest rate risk, including all cash flow of interest-sensitive assets and liabilities, and off-balance sheet items. The main assumptions of the IRRBB standard method for calculating ΔEVE, ΔNII are as follows:

(Classification of time buckets of cash flows (19 buckets in total))

Time bucket intervals (D:Day M:Months Y:Years tcf:Repricing date)
Short-term rates	1D (0.0028Y)	1D< tcf ≤1M (0.0417Y)	1M< tcf ≤3M (0.1667Y)	3M< tcf ≤6M (0.375Y)	6M< tcf ≤9M (0.625Y)	9M< tcf ≤1Y (0.875Y)	1Y< tcf ≤1.5Y (1.25Y)	1.5Y< tcf ≤2Y (1.75Y)
Medium-term rates	2Y< tcf ≤3Y (2.5Y)	3Y< tcf ≤4Y (3.5Y)	4Y< tcf ≤5Y (4.5Y)	5Y< tcf ≤6Y (5.5Y)	6Y< tcf ≤7Y (6.5Y)
Long-term rates	7Y< tcf ≤8Y (7.5Y)	8Y< tcf ≤9Y (8.5Y)	9Y< tcf ≤10Y (9.5Y)	10Y< tcf ≤15Y (12.5Y)	15Y< tcf ≤20Y (17.5Y)	tcf >20Y (25Y)

*	The number in brackets is the time bucket’s midpoint.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.4.4.1 Qualitative disclosure (cont’d)

(Caps on core deposit and average maturity by category for non-maturity deposits)

	Cap on proportion of core deposits (%)	Cap on average maturity of core deposits (years)
Retail/transactional	90	5
Retail/non-transactional	70	4.5
Wholesale	50	4

4.4.4.2 Quantitative disclosure

The average repricing maturity of non-maturity deposits is 2.5 years for core deposits, 1 day for non-core deposits, and the longest repricing maturity is five years.

(a) Kookmin Bank

ΔEVE is calculated by applying six interest rate shock and stress scenarios, and ΔNII is calculated by applying parallel shock up and parallel shock down scenarios. Results as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023			December 31, 2022
	changes in the economic value of equity capital ΔEVE		Changes in net interest income ΔNII	changes in the economic value of equity capital ΔEVE		Changes in net interest income ΔNII
Scenario 1 (Parallel shock up)	~~W~~	1,211,285	494,957	~~W~~	165,634	162,959
Scenario 2 (Parallel shock down)		—	—		290,330	—
Scenario 3 (Short rates down, long rates up)		338,439			266,737
Scenario 4 (Short rates up, long rates down)		620,553			268,261
Scenario 5 (Short rates shock up)		901,087			288,737
Scenario 6 (Short rates shock down)		90,869			132,998
Maximum out of six scenarios		1,211,285	494,957		290,330	162,959
Basic capital		33,478,665			30,963,124

(b) Non-bank subsidiaries

ΔEVE is maximum out of six interest rate shock and stress scenarios, and ΔNII is maximum of parallel shock up and parallel shock down scenarios. Results as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023				December 31, 2022
	ΔEVE		ΔNII		ΔEVE		ΔNII
KB Securities Co., Ltd.	~~W~~	38,694	~~W~~	419,121	~~W~~	37,498	~~W~~	242,200
KB Kookmin Card Co., Ltd.		42,562		221,049		96,282		244,602
KB Capital Co., Ltd.		206,305		40,167		126,535	~~W~~	50,800
KB Savings Bank Co., Ltd.		14,855		156		5,320		14,976

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.4.5 Financial assets and liabilities denominated in foreign currencies

Details of financial instruments denominated in foreign currencies and translated into Korean won as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	~~W~~	6,651,597	~~W~~	579,744	~~W~~	363,520	~~W~~	52,992	~~W~~	408,390	~~W~~	1,644,720	~~W~~	9,700,963
Financial assets at fair value through profit or loss		7,594,682		2,320		699,951		119,801		1,799		348,919		8,767,472
Derivatives held for trading		399,244		374		22,395		4,012		1,173		52,026		479,224
Derivatives held for hedging		166,801		—		225		4		—		4,313		171,343
Loans measured at amortized cost		32,119,823		785,006		2,866,108		979,163		1,648,885		7,093,058		45,492,043
Financial assets at fair value through other comprehensive income		6,076,271		—		288,852		4,591		654,436		1,063,371		8,087,521
Financial assets at amortized cost		2,730,263		—		41,406		199,589		32,579		1,850,922		4,854,759
Other financial assets		3,395,714		100,822		85,263		36,929		515,278		630,366		4,764,372

	~~W~~	59,134,395	~~W~~	1,468,266	~~W~~	4,367,720	~~W~~	1,397,081	~~W~~	3,262,540	~~W~~	12,687,695	~~W~~	82,317,697

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,123,670	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,123,670
Derivatives held for trading		735,627		4,566		45,359		108		11		206,546		992,217
Derivatives held for hedging		154,120		—		1,246		252		—		2,314		157,932
Deposits		25,777,256		1,763,971		1,822,443		761,371		1,787,865		4,200,321		36,113,227
Borrowings		15,895,866		743,356		944,944		314,177		506,248		2,726,591		21,131,182
Debentures		8,412,413		—		2,959,534		—		—		1,008,961		12,380,908
Other financial liabilities		4,773,601		91,519		840,629		8,995		545,722		119,055		6,379,521

	~~W~~	56,872,553	~~W~~	2,603,412	~~W~~	6,614,155	~~W~~	1,084,903	~~W~~	2,839,846	~~W~~	8,263,788	~~W~~	78,278,657

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.4.5 Financial assets and liabilities denominated in foreign currencies (cont’d)

(In millions of Korean won)	December 31, 2022
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	~~W~~	6,353,315	~~W~~	461,826	~~W~~	456,888	~~W~~	97,502	~~W~~	645,271	~~W~~	2,324,691	~~W~~	10,339,493
Financial assets at fair value through profit or loss		7,323,969		2,443		595,384		59,263		7,110		330,779		8,318,948
Derivatives held for trading		636,456		159		10,412		10		19,053		167,796		833,886
Derivatives held for hedging		274,662		—		382		—		—		35,149		310,193
Loans measured at amortized cost		32,980,619		683,705		2,813,855		755,912		1,944,500		6,596,283		45,774,874
Financial assets at fair value through other comprehensive income		6,521,435		—		236,352		5,677		556,052		1,012,665		8,332,181
Financial assets at amortized cost		4,196,436		—		—		37,816		60,013		1,051,467		5,345,732
Other financial assets		1,806,272		292,703		360,120		25,046		97,916		360,277		2,942,334

	~~W~~	60,093,164	~~W~~	1,440,836	~~W~~	4,473,393	~~W~~	981,226	~~W~~	3,329,915	~~W~~	11,879,107	~~W~~	82,197,641

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,143,413	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,143,413
Derivatives held for trading		893,781		9,016		81,119		17,072		6,868		264,833		1,272,689
Derivatives held for hedging		161,785		—		—		—		—		202		161,987
Deposits		25,706,363		1,339,119		1,429,567		344,824		2,307,068		5,238,485		36,365,426
Borrowings		19,700,038		458,856		446,968		588,324		266,727		2,442,313		23,903,226
Debentures		7,771,068		—		2,041,517		—		36,288		975,891		10,824,764
Other financial liabilities		3,540,468		266,505		188,435		14,321		101,048		429,577		4,540,354

	~~W~~	58,916,916	~~W~~	2,073,496	~~W~~	4,187,606	~~W~~	964,541	~~W~~	2,717,999	~~W~~	9,351,301	~~W~~	78,211,859

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.5 Operational Risk

4.5.1 Concept

Operational risk of the Group refers to the risk of loss that may occur due to improper or incorrect internal procedures, personnel, systems or external events. Operational risk management plays a role in enhancing the stability and soundness of financial institutions by managing the appropriate level of capital and supplementing the internal control system.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Parent Company manages the Group’s overall operational risk, and each subsidiary establishes and implements operational risk management policies according to its own risk level and implements and operates related systems. The Group Risk Management Committee establishes and allocates risk capital of operational risk for each subsidiary, and subsidiaries manage operational risks at an appropriate level within the allocated risk capital.

4.6 Capital Management

The Group complies with the capital adequacy standard established by the financial supervisory authority. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements (“BIS”) in June 2011 and was implemented in Korea in December 2013. According to this standard, the Group is required to maintain a minimum capital adequacy ratio to risk-weighted assets (Common Equity Tier 1 Capital ratio of 8.0%, Tier 1 Capital ratio of 9.5%, and Total Capital ratio of 11.5%) as of December 31, 2023.

The Group’s capital is classified into three categories in accordance with the Detailed Regulations on Supervision of Financial Holding Companies as follows:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital is the first to take losses of the Group and is the last to be compensated in liquidation of the Group and not repaid except for liquidation. It includes capital, capital surplus, retained earnings, non-controlling interests of the consolidated subsidiaries, accumulated other comprehensive income, and other capital surplus, etc.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes capital, capital surplus, etc. related to the issuance of capital securities of a permanent nature that meets the conditional capital securities requirements.

•

Tier 2 Capital: Tier 2 Capital means capital that can compensate for losses of the Group upon liquidation, including (a) the amount of subordinated bonds with maturity of not less than 5 years that meet the conditional capital securities requirements, and (b) the allowances for credit losses accumulated on the loans which are classified as normal or precautionary in accordance with Regulations on Supervision of Financial Holding Companies, and others.

The risk-weighted assets are the magnitude of the amount of risk inherent in the total asset held by the Group. The Group calculates risk-weighted assets by each risk (credit risk, market risk, and operational risk) based on the Detailed Regulations on Supervision of Financial Holding Companies and uses them to calculate capital adequacy ratio.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.6 Capital Management (cont’d)

The Group evaluates and manages capital adequacy through separate internal policies. The evaluation of capital adequacy compares the size of available capital (the actual amount of available capital) to the size of internal capital (the amount of capital required to cover all the significant risks faced by the Group under its target credit rating), which monitors financial soundness and provides a risk-adjusted performance measurement basis.

Internal capital refers to the capital required to prevent the insolvency from future unexpected losses. The Group operates a system to measure, allocate, and manage internal capital to major subsidiaries by risk type.

The Risk Management Committee of the Group determines the risk appetite of the Group, allocates internal capital by risk type and major subsidiaries, and major subsidiaries operate capital efficiently within the range of the allocated internal capital. The Risk Management Department of the Group monitors internal capital limit management and reports it to management and the Risk Management Committee. If the limit of internal capital is expected to be exceeded due to new businesses or business expansion, the Group’s capital adequacy management is carried out through review and approval by the Risk Management Committee in advance.

Details of the Group’s capital adequacy ratio in accordance with Basel III requirements as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Total Capital:	~~W~~	53,743,658	~~W~~	48,969,952
Tier 1 Capital		49,390,274		45,032,020
Common Equity Tier 1 Capital		43,663,753		40,103,660
Additional Tier 1 Capital		5,726,521		4,928,360
Tier 2 Capital		4,353,384		3,937,932
Risk-Weighted Assets:		321,318,905		302,983,943
Total Capital ratio (%):		16.73		16.16
Tier 1 Capital ratio (%)		15.37		14.86
Common Equity Tier 1 Capital ratio (%)		13.59		13.24

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking business	Corporate banking	Loans, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs
	Retail banking	Loans, deposit products, and other related financial services to individuals and households
	Other banking services	Trading activities in securities and derivatives, funding, and other supporting activities

Securities business		Investment banking, brokerage services, and other supporting activities

Non-life insurance business		Non-life insurance and other supporting activities

Credit card business		Credit sale, cash advance, card loan, and other supporting activities

Life insurance business		Life insurance and other supporting activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segment as of and for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)
	2023
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Net operating revenues (expenses) from external customers	~~W~~	5,640,663	~~W~~	4,443,943	~~W~~	30,910	~~W~~	10,115,516	~~W~~	1,667,041	~~W~~	1,173,901	~~W~~	2,026,032	~~W~~	187,650	~~W~~	1,058,994	~~W~~	—	~~W~~	16,229,134
Intersegment net operating revenues(expenses)		116,967		—		225,401		342,368		52,940		(17,993)		(147,290)		16,209		348,113		(594,347)		—

	~~W~~	5,757,630	~~W~~	4,443,943	~~W~~	256,311	~~W~~	10,457,884	~~W~~	1,719,981	~~W~~	1,155,908	~~W~~	1,878,742	~~W~~	203,859	~~W~~	1,407,107	~~W~~	(594,347)	~~W~~	16,229,134

Net interest income (expenses)	~~W~~	5,645,899	~~W~~	3,397,242	~~W~~	826,926	~~W~~	9,870,067	~~W~~	614,140	~~W~~	(166,932)	~~W~~	1,639,486	~~W~~	(298,507)	~~W~~	659,052	~~W~~	(175,589)	~~W~~	12,141,717
Interest income		11,687,624		7,723,196		2,936,303		22,347,123		1,763,009		811,572		2,343,014		582,241		1,407,564		(109,444)		29,145,079
Interest expense		(6,041,725)		(4,325,954)		(2,109,377)		(12,477,056)		(1,148,869)		(978,504)		(703,528)		(880,748)		(748,512)		(66,145)		(17,003,362)
Net fee and commission income (expenses)		427,004		252,118		489,161		1,168,283		742,613		(34,468)		613,721		(7,636)		1,213,154		(22,143)		3,673,524
Fee and commission income		612,643		403,042		587,135		1,602,820		981,954		20,658		1,740,517		5,478		1,364,830		(348,183)		5,368,074
Fee and commission expense		(185,639)		(150,924)		(97,974)		(434,537)		(239,341)		(55,126)		(1,126,796)		(13,114)		(151,676)		326,040		(1,694,550)
Net insurance income (expenses)		—		—		—		—		—		961,338		9,539		421,902		—		30,173		1,422,952
Insurance income		—		—		—		—		—		10,088,869		19,000		907,002		—		(36,063)		10,978,808
Insurance expense		—		—		—		—		—		(9,127,531)		(9,461)		(485,100)		—		66,236		(9,555,856)
Net gains(losses) on financial instruments at fair value through profit or loss		(6,449)		—		766,434		759,985		356,837		454,729		6,915		658,530		283,591		(357,522)		2,163,065
Net other insurance finance expense		—		—		—		—		—		(25,841)		—		(433,294)		—		—		(459,135)
Net other operating income (expenses)		(308,824)		794,583		(1,826,210)		(1,340,451)		6,391		(32,918)		(390,919)		(137,136)		(748,690)		(69,266)		(2,712,989)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)
	2023
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(1,959,016)	~~W~~	(1,952,434)	~~W~~	(610,316)	~~W~~	(4,521,766)	~~W~~	(903,329)	~~W~~	(142,165)	~~W~~	(624,628)	~~W~~	(99,663)	~~W~~	(483,366)	~~W~~	127,511	~~W~~	(6,647,406)
Operating income(expenses) before provision for credit losses		3,798,614		2,491,509		(354,005)		5,936,118		816,652		1,013,743		1,254,114		104,196		923,741		(466,836)		9,581,728
Reversal(provision) of credit losses		(1,563,255)		(92,464)		47,591		(1,608,128)		(144,016)		(13,988)		(826,922)		(2,190)		(554,176)		3,011		(3,146,409)
Net operating income(expenses)		2,235,359		2,399,045		(306,414)		4,327,990		672,636		999,755		427,192		102,006		369,565		(463,825)		6,435,319
Share of profit(loss) of associates and joint ventures		—		—		117		117		2,898		2,440		1,049		(135)		11,386		15,355		33,110
Net other non-operating income(expenses)		(14,754)		—		(83,576)		(98,330)		(190,199)		15,235		44,310		4,700		(11,162)		(62,534)		(297,980)
Segment profit(loss) before income tax expense		2,220,605		2,399,045		(389,873)		4,229,777		485,335		1,017,430		472,551		106,571		369,789		(511,004)		6,170,449
Income tax benefit(expense)		(633,917)		(633,348)		187,440		(1,079,825)		(102,705)		(264,250)		(121,333)		(24,338)		(64,432)		49,865		(1,607,018)

Profit(loss) for the year	~~W~~	1,586,688	~~W~~	1,765,697	~~W~~	(202,433)	~~W~~	3,149,952	~~W~~	382,630	~~W~~	753,180	~~W~~	351,218	~~W~~	82,233	~~W~~	305,357	~~W~~	(461,139)	~~W~~	4,563,431

Profit(loss) attributable to shareholders of the Parent Company	~~W~~	1,612,409	~~W~~	1,765,697	~~W~~	(116,607)	~~W~~	3,261,499	~~W~~	389,618	~~W~~	752,901	~~W~~	351,133	~~W~~	82,233	~~W~~	303,578	~~W~~	(509,030)	~~W~~	4,631,932
Profit(loss) attributable to non-controlling interests		(25,721)		—		(85,826)		(111,547)		(6,988)		279		85		—		1,779		47,891		(68,501)
Total assets *		221,851,975		165,821,667		142,339,211		530,012,853		61,266,989		37,729,688		29,365,575		31,953,218		63,413,640		(38,003,811)		715,738,152
Total liabilities *		201,871,592		203,560,029		88,032,505		493,464,126		54,967,833		31,474,133		24,545,751		27,823,185		25,562,612		(972,798)		656,864,842

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)
	2022
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Net operating revenues(expenses) from external customers	~~W~~	4,994,409	~~W~~	4,472,888	~~W~~	(188,422)	~~W~~	9,278,875	~~W~~	1,124,822	~~W~~	737,135	~~W~~	1,785,413	~~W~~	(59,645)	~~W~~	914,004	~~W~~	—	~~W~~	13,780,604
Intersegment net operating revenues(expenses)		3,659		—		371,576		375,235		(36,806)		(60,610)		(154,740)		(22,761)		204,208		(304,526)		—

	~~W~~	4,998,068	~~W~~	4,472,888	~~W~~	183,154	~~W~~	9,654,110	~~W~~	1,088,016	~~W~~	676,525	~~W~~	1,630,673	~~W~~	(82,406)	~~W~~	1,118,212	~~W~~	(304,526)	~~W~~	13,780,604

Net interest income(expenses)	~~W~~	4,720,718	~~W~~	3,936,872	~~W~~	633,431	~~W~~	9,291,021	~~W~~	538,275	~~W~~	(77,278)	~~W~~	1,474,209	~~W~~	(271,951)	~~W~~	559,468	~~W~~	1,581	~~W~~	11,515,325
Interest income		7,831,383		5,763,852		1,763,466		15,358,701		1,156,586		709,224		1,983,828		573,663		1,064,529		(58,954)		20,787,577
Interest expense		(3,110,665)		(1,826,980)		(1,130,035)		(6,067,680)		(618,311)		(786,502)		(509,619)		(845,614)		(505,061)		60,535		(9,272,252)
Net fee and commission income(expenses)		385,884		261,350		449,374		1,096,608		784,748		(26,396)		519,502		(2,003)		1,145,308		(2,865)		3,514,902
Fee and commission income		546,634		415,858		567,666		1,530,158		979,215		23,282		1,617,446		7,270		1,301,764		(333,205)		5,125,930
Fee and commission expense		(160,750)		(154,508)		(118,292)		(433,550)		(194,467)		(49,678)		(1,097,944)		(9,273)		(156,456)		330,340		(1,611,028)
Net Insurance income(expenses)		—		—		—		—		—		990,971		10,593		309,316		—		211		1,311,091
Insurance income		—		—		—		—		—		9,271,948		19,702		817,486		—		(36,646)		10,072,490
Insurance expense		—		—		—		—		—		(8,280,977)		(9,109)		(508,170)		—		36,857		(8,761,399)
Net gains on financial instruments at fair value through profit or loss		73,680		—		136,901		210,581		(210,589)		(133,456)		1,725		(887,876)		21,844		(142,047)		(1,139,818)
Net other insurance finance expense		—		—		—		—		—		4,411		—		836,816		—		—		841,227
Net other operating income(expenses)		(182,214)		274,666		(1,036,552)		(944,100)		(24,418)		(81,727)		(375,356)		(66,708)		(608,408)		(161,406)		(2,262,123)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)
	2022
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(1,972,147)	~~W~~	(2,092,770)	~~W~~	(633,034)	~~W~~	(4,697,951)	~~W~~	(822,409)	~~W~~	(134,380)	~~W~~	(597,159)	~~W~~	(45,892)	~~W~~	(466,509)	~~W~~	120,646	~~W~~	(6,643,654)
Operating income(expenses) before provision for credit losses		3,025,921		2,380,118		(449,880)		4,956,159		265,607		542,145		1,033,514		(128,298)		651,703		(183,880)		7,136,950
Reversal(provision) of credit losses		(778,260)		(281,868)		(61,042)		(1,121,170)		(28,425)		(17,978)		(500,453)		1,392		(178,173)		(2,968)		(1,847,775)
Net operating income(expenses)		2,247,661		2,098,250		(510,922)		3,834,989		237,182		524,167		533,061		(126,906)		473,530		(186,848)		5,289,175
Share of profit (loss) of associates and joint ventures		—		—		12,666		12,666		3,039		1,104		1,582		—		(7,965)		(39,181)		(28,755)
Net other non-operating income(expenses)		(13,317)		—		(24,548)		(37,865)		12,994		190,466		(7,197)		3,213		(4,717)		32,430		189,324
Segment profit (loss) before income tax expense		2,234,344		2,098,250		(522,804)		3,809,790		253,215		715,737		527,446		(123,693)		460,848		(193,599)		5,449,744
Income tax benefit(expense)		(732,211)		(522,478)		173,206		(1,081,483)		(64,300)		(158,169)		(144,443)		40,315		(113,458)		3,195		(1,518,343)

Profit (loss) for the year	~~W~~	1,502,133	~~W~~	1,575,772	~~W~~	(349,598)	~~W~~	2,728,307	~~W~~	188,915	~~W~~	557,568	~~W~~	383,003	~~W~~	(83,378)	~~W~~	347,390	~~W~~	(190,404)	~~W~~	3,931,401

Profit(loss) attributable to shareholders of the Parent Company	~~W~~	1,505,240	~~W~~	1,575,772	~~W~~	(84,997)	~~W~~	2,996,015	~~W~~	187,784	~~W~~	557,219	~~W~~	378,592	~~W~~	(83,378)	~~W~~	343,859	~~W~~	(227,099)	~~W~~	4,152,992
Profit(loss) attributable to non-controlling interests		(3,107)		—		(264,601)		(267,708)		1,131		349		4,411		—		3,531		36,695		(221,591)
Total assets *		211,989,036		165,273,848		140,506,628		517,769,512		53,824,245		34,743,259		29,721,017		29,989,683		60,219,661		(37,602,551)		688,664,826
Total liabilities *		205,382,625		191,786,626		86,877,002		484,046,253		47,946,933		29,017,685		24,998,214		26,172,406		25,973,897		(3,598,363)		634,557,025

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Banking service	~~W~~	10,115,516	~~W~~	9,278,875
Securities service		1,667,041		1,124,822
Non-life insurance service		1,173,901		737,135
Credit card service		2,026,032		1,785,413
Life insurance service		187,650		(59,645)
Others		1,058,994		914,004

	~~W~~	16,229,134	~~W~~	13,780,604

5.2.2 Geographical information

Geographical net operating revenues from external customers for the years ended December 31, 2023 and 2022, and major non-current assets as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Net operating revenues from external customers				Major non-current assets
	2023		2022		December 31, 2023		December 31, 2022
Domestic	~~W~~	14,813,546	~~W~~	12,563,066	~~W~~	9,851,765	~~W~~	8,355,707
United States		75,944		101,726		55,125		55,257
New Zealand		12,611		12,378		1,051		1,382
China		177,175		170,239		21,138		19,715
Cambodia		572,858		546,258		53,322		46,060
United Kingdom		52,372		31,685		4,616		5,808
Indonesia		327,599		231,694		418,115		421,982
Others		197,029		123,558		32,405		536,794
Consolidation adjustments		—		—		568,804		555,572

	~~W~~	16,229,134	~~W~~	13,780,604	~~W~~	11,006,341	~~W~~	9,998,277

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	29,836,311	~~W~~	29,833,886
Financial assets at fair value through profit or loss:		77,038,267		77,038,267
Due from financial institutions		79,811		79,811
Debt securities		72,658,432		72,658,432
Equity securities		4,022,555		4,022,555
Loans		183,726		183,726
Others		93,743		93,743
Derivatives held for trading		5,777,682		5,777,682
Derivatives held for hedging		379,946		379,946
Loans measured at amortized cost		444,805,287		445,144,428
Securities measured at amortized cost		39,701,389		38,763,702
Financial assets at fair value through other comprehensive income:		82,498,140		82,498,140
Debt securities		78,926,437		78,926,437
Equity securities		2,770,653		2,770,653
Loans		801,050		801,050
Other financial assets		16,544,513		16,544,513

	~~W~~	696,581,535	~~W~~	695,980,564

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,953,472	~~W~~	2,953,472
Financial liabilities designated at fair value through profit or loss		7,966,963		7,966,963
Derivatives held for trading		5,966,512		5,966,512
Derivatives held for hedging		244,127		244,127
Deposits		406,512,434		406,711,081
Borrowings		69,583,561		69,390,346
Debentures		69,176,668		68,975,750
Other financial liabilities		37,416,916		37,416,916

	~~W~~	599,820,653	~~W~~	599,625,167

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	32,474,750	~~W~~	32,403,730
Financial assets at fair value through profit or loss:		70,092,497		70,092,497
Due from financial institutions		69,469		69,469
Debt securities		65,899,397		65,899,397
Equity securities		3,540,063		3,540,063
Loans		493,562		493,562
Others		90,006		90,006
Derivatives held for trading		8,984,171		8,984,171
Derivatives held for hedging		462,409		462,409
Loans measured at amortized cost		433,038,931		430,396,089
Securities measured at amortized cost		35,919,241		33,593,231
Financial assets at fair value through other comprehensive income:		79,533,418		79,533,418
Debt securities		76,648,353		76,648,353
Equity securities		2,335,793		2,335,793
Loans		549,272		549,272
Other financial assets		10,718,383		10,718,383

	~~W~~	671,223,800	~~W~~	666,183,928

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,193,210	~~W~~	2,193,210
Financial liabilities designated at fair value through profit or loss		10,078,394		10,078,394
Derivatives held for trading		9,209,537		9,209,537
Derivatives held for hedging		300,232		300,232
Deposits		393,928,904		393,458,279
Borrowings		71,717,366		71,187,130
Debentures		68,698,203		67,036,661
Other financial liabilities		26,163,138		26,163,138

	~~W~~	582,288,984	~~W~~	579,626,581

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2023 and 2022, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of securities and others that are traded in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	Fair value of loans is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives and financial instruments at fair value through profit or loss	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including Finite Difference Method (“FDM”), MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Closed Form, and Tree Model or valuation results from independent external professional valuation institutions.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using DCF Model.

Debentures	Fair value is determined using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.1.2 Fair value hierarchy

The Group believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the consolidated statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1:	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2:	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Fair value hierarchy
	Level 1		Level 2		Level 3 *		Total
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	20,695,760	~~W~~	38,118,478	~~W~~	18,224,029	~~W~~	77,038,267
Due from financial institutions		—		26,020		53,791		79,811
Debt securities		18,541,335		37,663,855		16,453,242		72,658,432
Equity securities		2,060,682		428,367		1,533,506		4,022,555
Loans		—		236		183,490		183,726
Others		93,743		—		—		93,743
Derivatives held for trading		58,948		5,624,691		94,043		5,777,682
Derivatives held for hedging		—		379,946		—		379,946
Financial assets at fair value through other comprehensive income:		38,630,447		42,416,785		1,450,908		82,498,140
Debt securities		37,921,922		41,004,515		—		78,926,437
Equity securities		708,525		611,220		1,450,908		2,770,653
Loans		—		801,050		—		801,050

	~~W~~	59,385,155	~~W~~	86,539,900	~~W~~	19,768,980	~~W~~	165,694,035

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,953,472	~~W~~	—	~~W~~	—	~~W~~	2,953,472
Financial liabilities designated at fair value through profit or loss		56,686		881,791		7,028,486		7,966,963
Derivatives held for trading		104,866		5,100,869		760,777		5,966,512
Derivatives held for hedging		—		244,127		—		244,127

	~~W~~	3,115,024	~~W~~	6,226,787	~~W~~	7,789,263	~~W~~	17,131,074

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2022
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3 *
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	18,209,969	~~W~~	35,208,843	~~W~~	16,673,685	~~W~~	70,092,497
Due from financial institutions		—		24,444		45,025		69,469
Debt securities		16,240,223		34,425,619		15,233,555		65,899,397
Equity securities		1,879,740		414,291		1,246,032		3,540,063
Loans		—		344,489		149,073		493,562
Others		90,006		—		—		90,006
Derivatives held for trading		182,019		8,678,896		123,256		8,984,171
Derivatives held for hedging		—		462,409		—		462,409
Financial assets at fair value through other comprehensive income:		32,141,450		45,933,688		1,458,280		79,533,418
Debt securities		31,528,524		45,119,829		—		76,648,353
Equity securities		612,926		264,587		1,458,280		2,335,793
Loans		—		549,272		—		549,272

	~~W~~	50,533,438	~~W~~	90,283,836	~~W~~	18,255,221	~~W~~	159,072,495

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,193,210	~~W~~	—	~~W~~	—	~~W~~	2,193,210
Financial liabilities designated at fair value through profit or loss		35,687		1,811,404		8,231,303		10,078,394
Derivatives held for trading		442,042		7,984,424		783,071		9,209,537
Derivatives held for hedging		—		300,232		—		300,232

	~~W~~	2,670,939	~~W~~	10,096,060	~~W~~	9,014,374	~~W~~	21,781,373

*

Includes KB Securities Co., Ltd.’s OTC derivatives consisting of ~~W~~ 696,910 million and ~~W~~ 404,334 million of financial assets at fair value through profit or loss (debt instruments), ~~W~~ 7,037,371 and ~~W~~ 8,241,509 million of financial liabilities designated at fair value through profit or loss, ~~W~~ 91,629 and ~~W~~ 120,775 million of derivative financial assets, and ~~W~~ 755,554 and ~~W~~ 777,542 million of derivative financial liabilities as of December 31, 2023 and 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	38,118,478
Due from financial institutions		26,020	DCF Model, Hull-white Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		37,663,855	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		428,367	DCF Model	Interest rate, Discount rate, and others
Loans		236	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		5,624,691	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Option Model, and others	Price of underlying asset, Underlying asset index, Interest rate, Dividend yield, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		379,946	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, CRS interest rate, and others
Financial assets at fair value through other comprehensive income:		42,416,785
Debt securities		41,004,515	DCF Model, Option Model	Underlying asset index, Discount rate, and others
Equity securities		611,220	DCF Model	Discount rate
Loans		801,050	DCF Model	Discount rate

	~~W~~	86,539,900

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	881,791	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Net Asset Value Method	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate, Foreign exchange rate
Derivatives held for trading		5,100,869	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		244,127	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, Risk free interest rate, and others

	~~W~~	6,226,787

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)

	December 31, 2022
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	35,208,843
Due from financial institutions		24,444	DCF Model, Hull-white Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		34,425,619	DCF Model, Hull-white Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		414,291	DCF Model	Interest rate, Discount rate, and others
Loans		344,489	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		8,678,896	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		462,409	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:		45,933,688
Debt securities		45,119,829	DCF Model, Market Value Approach, Option Model	Underlying asset index, Interest rate, Discount rate, and others
Equity securities		264,587	DCF Model	Discount rate
Loans		549,272	DCF Model	Discount rate

	~~W~~	90,283,836

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,811,404	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Net Asset Value Method	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate, Foreign exchange rate
Derivatives held for trading		7,984,424	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		300,232	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, Risk free interest rate and others

	~~W~~	10,096,060

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	2,775,618	~~W~~	24,501,232	~~W~~	2,557,036	~~W~~	29,833,886
Loans measured at amortized cost		—		145,330		444,999,098		445,144,428
Securities measured at amortized cost [2]		4,328,010		34,410,808		24,884		38,763,702
Other financial assets [2]		—		—		16,544,513		16,544,513

	~~W~~	7,103,628	~~W~~	59,057,370	~~W~~	464,125,531	~~W~~	530,286,529

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	167,135,143	~~W~~	239,575,938	~~W~~	406,711,081
Borrowings [3]		—		5,835,132		63,555,214		69,390,346
Debentures		—		61,678,464		7,297,286		68,975,750
Other financial liabilities [2]		—		—		37,416,916		37,416,916

	~~W~~	—	~~W~~	234,648,739	~~W~~	347,845,354	~~W~~	582,494,093

(In millions of Korean won)	December 31, 2022
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	2,517,470	~~W~~	27,145,486	~~W~~	2,740,774	~~W~~	32,403,730
Loans measured at amortized cost		—		63,784		430,332,305		430,396,089
Securities measured at amortized cost [2]		5,253,835		28,320,106		19,290		33,593,231
Other financial assets [2]		—		—		10,718,383		10,718,383

	~~W~~	7,771,305	~~W~~	55,529,376	~~W~~	443,810,752	~~W~~	507,111,433

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	168,920,439	~~W~~	224,537,840	~~W~~	393,458,279
Borrowings [3]		—		6,088,123		65,099,007		71,187,130
Debentures		—		59,272,727		7,763,934		67,036,661
Other financial liabilities [2]		—		—		26,163,138		26,163,138

	~~W~~	—	~~W~~	234,281,289	~~W~~	323,563,919	~~W~~	557,845,208

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	The amounts included in Level 3 are the carrying amounts which are reasonable approximations of fair value.
[3]	Borrowings of ~~W~~ 38,191 million and ~~W~~ 18,266 million included in Level 2 are the carrying amounts which are reasonable approximations of fair value as of December 31, 2023 and 2022, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	145,330	DCF Model	Discount rate
Securities measured at amortized cost		34,410,808	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	34,556,138

Financial liabilities
Borrowings	~~W~~	5,796,941	DCF Model	Discount rate
Debentures		61,678,464	DCF Model	Discount rate

	~~W~~	67,475,405

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	63,784	DCF Model	Discount rate
Securities measured at amortized cost		28,320,106	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	28,383,890

Financial liabilities
Borrowings	~~W~~	6,069,857	DCF Model	Discount rate
Debentures		59,272,727	DCF Model	Discount rate

	~~W~~	65,342,584

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,557,036	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		444,999,098	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	~~W~~	447,556,134

Financial liabilities
Deposits	~~W~~	239,575,938	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		63,555,214	DCF Model	Other spread, Interest rate
Debentures		7,297,286	DCF Model	Other spread, Interest rate

	~~W~~	310,428,438

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,740,774	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		430,332,305	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	~~W~~	433,073,079

Financial liabilities
Deposits	~~W~~	224,537,840	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		65,099,007	DCF Model	Other spread, Interest rate
Debentures		7,763,934	DCF Model	Other spread, Interest rate

	~~W~~	297,400,781

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

If the changes in situation and events which cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	45,025	~~W~~	16,479,588	~~W~~	149,074	~~W~~	1,458,280	~~W~~	—	~~W~~	(8,231,303)	~~W~~	(659,816)
Total gains or losses:
Profit or loss		8,766		347,251		(11,954)		—		—		(338,726)		(74,870)
Other comprehensive income (loss)		—		—		—		(65,983)		—		(32,370)		—
Purchases		—		3,448,093		50,435		98,697		—		—		11,646
Sales		—		(2,222,518)		(4,065)		(40,086)		—		—		(6,654)
Issues		—		—		—		—		—		(4,431,945)		(6,275)
Settlements		—		—		—		—		—		6,005,858		69,235
Transfers into Level 3 *		—		13,027		—		—		—		—		—
Transfers out of Level 3 *		—		(78,693)		—		—		—		—		—

Ending	~~W~~	53,791	~~W~~	17,986,748	~~W~~	183,490	~~W~~	1,450,908	~~W~~	—	~~W~~	(7,028,486)	~~W~~	(666,734)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	72,016	~~W~~	13,677,260	~~W~~	93,929	~~W~~	1,444,435	~~W~~	13,970	~~W~~	(7,817,514)	~~W~~	35,405
Total gains or losses:
Profit or loss		(6,991)		(164,646)		20,306		—		—		561,996		(663,229)
Other comprehensive income (loss)		—		(56,502)		—		(3,457)		130		60,520		—
Purchases		—		4,519,870		45,486		46,041		—		—		23,526
Sales		(20,000)		(1,373,459)		(10,647)		(28,739)		(14,100)		—		(59,178)
Issues		—		—		—		—		—		(5,222,820)		(14,796)
Settlements		—		(61,055)		—		—		—		4,186,515		18,456
Transfers into Level 3 *		—		27,120		—		—		—		—		—
Transfers out of Level 3 *		—		(89,000)		—		—		—		—		—

Ending	~~W~~	45,025	~~W~~	16,479,588	~~W~~	149,074	~~W~~	1,458,280	~~W~~	—	~~W~~	(8,231,303)	~~W~~	(659,816)

*	Transfers into or out of Level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023						2022
	Net gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Net gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) recognized in profit or loss for the period	~~W~~	(107,729)	~~W~~	38,196	~~W~~	—	~~W~~	(376,605)	~~W~~	124,041	~~W~~	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		267,666		56,810		—		(210,742)		73,711		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	53,791	Hull-white Model	Interest rate	3.20	The lower the interest rate, the higher the fair value
Debt securities		16,453,242

DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

				Growth rate	1.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	14.01 ~ 76.22	The higher the volatility, the higher the fair value fluctuation
				Discount rate	2.48 ~ 16.27	The lower the discount rate, the higher the fair value
				Volatility of Stock price	10.00 ~ 32.55	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.02 ~ 89.73	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
Equity securities		1,533,506

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	2.15 ~ 38.00	The lower the discount rate, the higher the fair value
				Volatility	0.51 ~ 45.50	The higher the volatility, the higher the fair value fluctuation
Loans		183,490	DCF Model	Discount rate	9.87	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~	72,540	DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model, Net Asset Value Method	Volatility of underlying asset	13.79 ~ 52.45	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.02 ~ 77.96	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		21,503	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Volatility	9.10 ~ 107.11	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	60.17 ~ 78.88	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,450,908	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Value Approach, and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	8.83 ~ 19.90	The lower the discount rate, the higher the fair value
				Volatility	20.60 ~ 27.96	The higher the volatility, the higher the fair value fluctuation

	~~W~~	19,768,980

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	7,028,486	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	1.00 ~ 107.11	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.02 ~ 89.73	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		437,662	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	13.79 ~ 52.45	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.02 ~ 77.96	The higher the correlation coefficient, the higher the fair value fluctuation
Others		323,115	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	5.07 ~ 5.19	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	4.49 ~ 107.11	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.02 ~ 89.73	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	7,789,263

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	45,025	Hull-white Model	Interest rate	0.86	The lower the interest rate, the higher the fair value
Debt securities		15,233,555

DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

				Growth rate	0.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	0.24 ~ 37.39	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.54 ~15.75	The lower the discount rate, the higher the fair value
				Correlation coefficient between underlying assets	-60.10 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
				Volatility of Stock price	18.87 ~ 19.48	The higher the volatility, the higher the fair value fluctuation
Equity securities		1,246,032

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.00 ~ 4.00	The higher the growth rate, the higher the fair value
				Discount rate	8.00 ~ 23.00	The lower the discount rate, the higher the fair value
				Volatility	16.80 ~ 25.50	The higher the volatility, the higher the fair value fluctuation
Loans		149,073	DCF Model	Discount rate	9.91	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~	79,297	DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	10.00 ~ 58.84	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.10 ~ 79.72	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		43,959	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Volatility	9.77 ~ 32.92	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	8.42 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,458,280	Risk Adjusted Discount Rate Method, IMV Model, DCF Model, Comparable Company Analysis, Net Asset Value Method, Market Value Approach, and others	Growth rate	0.00 ~2.00	The higher the growth rate, the higher the fair value
				Discount rate	7.96 ~ 19.14	The lower the discount rate, the higher the fair value
				Volatility of Stock price	23.36 ~25.49	The higher the volatility, the higher the fair value fluctuation
				Volatility of interest rate	56.32~121.17	The higher the volatility, the higher the fair value fluctuation

	~~W~~	18,255,221

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	8,231,303	DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Net Asset Value Method, and others	Volatility of underlying asset	1.00 ~ 119.27	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.10 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		370,093	DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Net Asset Value Method, and others	Volatility of underlying asset	0.09 ~ 119.27	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.10 ~ 79.72	The higher the correlation coefficient, the higher the fair value fluctuation
Others		412,978	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	4.83 ~ 6.85	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	8.68 ~ 119.27	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-50.43 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	9,014,374

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are (a) equity-related derivatives, currency-related derivatives, and interest rate related derivatives whose fair value changes are recognized in profit or loss, (b) financial liabilities designated at fair value through profit or loss, and (c) due from financial institutions, debt securities (including beneficiary certificates), equity securities, and loans whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	211	~~W~~	(224)	~~W~~	—	~~W~~	—
Debt securities [4]		94,310		(94,063)		—		—
Equity securities [3]		25,683		(17,107)		—		—
Loans [5]		2,218		(2,010)		—		—
Derivatives held for trading [2]		8,150		(8,723)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		95,829		(56,625)

	~~W~~	130,572	~~W~~	(122,127)	~~W~~	95,829	~~W~~	(56,625)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	43,114	~~W~~	(42,487)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		17,983		(19,125)		—		—

	~~W~~	61,097	~~W~~	(61,612)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2022
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	221	~~W~~	(247)	~~W~~	—	~~W~~	—
Debt securities [4]		19,034		(19,765)		—		—
Equity securities [3]		34,564		(25,586)		—		—
Loans [5]		2,276		(2,055)		—		—
Derivatives held for trading [2]		18,076		(19,034)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		179,307		(82,595)

	~~W~~	74,171	~~W~~	(66,687)	~~W~~	179,307	~~W~~	(82,595)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	94,001	~~W~~	(97,663)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		48,768		(46,427)		—		—

	~~W~~	142,769	~~W~~	(144,090)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, recovery rate, liquidation value by ±1%p and volatility of underlying asset, growth rate by ±1%p or ±10% and correlation coefficient by ±10%.

[2]	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price of underlying asset and volatility by ± 10%.
[3]	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between discount rate (-1%p~1%p) and growth rate (-1%p~1%p).
[4]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting rate of real estate price fluctuation by -1%p~1%p, and for beneficiary certificates whose underlying assets are equity investments, changes in fair value are calculated by shifting principal unobservable input parameters such as liquidation value by -1%p~1%p and discount rate by -1%p~1%p. There is no significant correlation among major unobservable inputs.

[5]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by -1%p~1%p.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.2.4 Day one gains or losses

When the Group measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in deferred day one gains or losses for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Balance at the beginning of the year	~~W~~	71,504	~~W~~	77,208
New transactions		85,920		113,504
Changes during the year		(133,994)		(119,208)

Balance at the end of the year	~~W~~	23,430	~~W~~	71,504

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	29,836,311	~~W~~	—	~~W~~	29,836,311
Financial assets at fair value through profit or loss		77,038,267		—		—		—		—		77,038,267
Derivative financial assets		5,777,682		—		—		—		379,946		6,157,628
Loans measured at amortized cost		—		—		—		444,805,287		—		444,805,287
Financial investments		—		79,727,487		2,770,653		39,701,389		—		122,199,529
Other financial assets		—		—		—		16,544,513		—		16,544,513

	~~W~~	82,815,949	~~W~~	79,727,487	~~W~~	2,770,653	~~W~~	530,887,500	~~W~~	379,946	~~W~~	696,581,535

(In millions of Korean won)	December 31, 2023
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,953,472	~~W~~	7,966,963	~~W~~	—	~~W~~	—	~~W~~	10,920,435
Derivative financial liabilities		5,966,512		—		—		244,127		6,210,639
Deposits		—		—		406,512,434		—		406,512,434
Borrowings		—		—		69,583,561		—		69,583,561
Debentures		—		—		69,176,668		—		69,176,668
Other financial liabilities*		—		—		37,416,916		—		37,416,916

	~~W~~	8,919,984	~~W~~	7,966,963	~~W~~	582,689,579	~~W~~	244,127	~~W~~	599,820,653

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

(In millions of Korean won)	December 31, 2022
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	32,474,750	~~W~~	—	~~W~~	32,474,750
Financial assets at fair value through profit or loss		70,092,497		—		—		—		—		70,092,497
Derivative financial assets		8,984,171		—		—		—		462,409		9,446,580
Loans measured at amortized cost		—		—		—		433,038,931		—		433,038,931
Financial investments		—		77,197,625		2,335,793		35,919,241		—		115,452,659
Other financial assets		—		—		—		10,718,383		—		10,718,383

	~~W~~	79,076,668	~~W~~	77,197,625	~~W~~	2,335,793	~~W~~	512,151,305	~~W~~	462,409	~~W~~	671,223,800

(In millions of Korean won)	December 31, 2022
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,193,210	~~W~~	10,078,394	~~W~~	—	~~W~~	—	~~W~~	12,271,604
Derivative financial liabilities		9,209,537		—		—		300,232		9,509,769
Deposits		—		—		393,928,904		—		393,928,904
Borrowings		—		—		71,717,366		—		71,717,366
Debentures		—		—		68,698,203		—		68,698,203
Other financial liabilities*		—		—		26,163,138		—		26,163,138

	~~W~~	11,402,747	~~W~~	10,078,394	~~W~~	560,507,611	~~W~~	300,232	~~W~~	582,288,984

*	Other financial liabilities include lease liabilities that are not included in the category of financial instruments measured at amortized cost.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.4 Transfer of Financial Assets

6.4.1 Transferred financial assets that are derecognized in their entirety

The Group transferred loans and other financial assets to companies specialized in asset-backed securitization and derecognized them from the consolidated financial statement, while the maximum exposure to loss (carrying amount) from its continuing involvement and fair value of its continuing involvement of the derecognized financial assets as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement		Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	~~W~~	564	~~W~~	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss		257		257

			~~W~~	821	~~W~~	821

(In millions of Korean won)	December 31, 2022
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement		Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	~~W~~	564	~~W~~	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss		541		541

			~~W~~	1,105	~~W~~	1,105

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.4.2 Transferred financial assets that are not derecognized in their entirety

The Group issued securitized debentures using loans as underlying assets. Details of underlying assets and senior debentures in relation to securitization as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Carrying amount of underlying assets		Fair value of underlying assets		Carrying amount of senior debentures		Fair value of senior debentures
KB Kookmin Card 8th Securitization Co., Ltd. [1]	~~W~~	487,532	~~W~~	485,230	~~W~~	299,913	~~W~~	287,628
KB Kookmin Card 9th Securitization Co., Ltd. [1]		541,645		538,984		349,842		358,616
KB Kookmin Card 10th Securitization Co., Ltd. [1]		919,380		914,470		513,232		491,656
KB Kookmin Card 11th Securitization Co., Ltd. [1]		701,955		698,248		399,890		375,738
KB Kookmin Card 12th Securitization Co., Ltd. [1]		1,234,204		1,227,724		641,079		607,621
KB Auto Fifth Asset Securitization Specialty Co., Ltd. [2]		415,041		388,008		286,906		284,351

	~~W~~	4,299,757	~~W~~	4,252,664	~~W~~	2,490,862	~~W~~	2,405,610

(In millions of Korean won)	December 31, 2022
	Carrying amount of underlying assets		Fair value of underlying assets		Carrying amount of senior debentures		Fair value of senior debentures
KB Kookmin Card 7th Securitization Co., Ltd. [1]	~~W~~	963,756	~~W~~	958,207	~~W~~	641,780	~~W~~	628,274
KB Kookmin Card 8th Securitization Co., Ltd. [1]		556,487		553,729		299,878		285,111
KB Kookmin Card 9th Securitization Co., Ltd. [1]		615,565		612,543		349,829		372,724
KB Kookmin Card 10th Securitization Co., Ltd. [1]		1,138,578		1,132,170		503,392		503,644
KB Auto Fifth Asset Securitization Specialty Co., Ltd. [2]		441,080		429,626		299,705		299,705

	~~W~~	3,715,466	~~W~~	3,686,275	~~W~~	2,094,584	~~W~~	2,089,458

[1]

The Group has an obligation to early redeem the securitized debentures in the event of situations prescribed by the asset securitization contract, such as the remaining balance of the eligible underlying assets in trust-type asset securitization is below the solvency ratio (minimum ratio: 104.5%) of the beneficiary interest in the trust. To avoid such early redemption, the Group entrusts credit card accounts and deposits in addition to the previously entrusted credit card accounts.

[2]

The Group has an obligation to early redeem the securitized debentures in the event of situations prescribed by the asset securitization contract, such as when the trusted assets do not meet the eligibility requirements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.4.3 Bonds sold under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to bonds sold under repurchase agreements and securities lending transactions in the consolidated statement of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. Bonds sold under repurchase agreements are sold on the condition that they will be repurchased at a fixed price and loaned securities will be returned at the expiration of the loan period. Thus, the Group retains substantially all the risks and rewards of ownership of the financial assets.

The carrying amount of transferred assets and related liabilities as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Carrying amount of transferred assets		Carrying amount of related liabilities
Bonds sold under repurchase agreements *	~~W~~	12,888,189	~~W~~	12,107,718
Loaned securities:
Government and public bonds		3,395,703		—
Stock		30,025		—
Others		70,513		—

	~~W~~	16,384,430	~~W~~	12,107,718

(In millions of Korean won)	December 31, 2022
	Carrying amount of transferred assets		Carrying amount of related liabilities
Bonds sold under repurchase agreements *	~~W~~	11,418,820	~~W~~	10,610,882
Loaned securities:
Government and public bonds		1,639,034		—
Stock		52,098		—
Others		82,658		—

	~~W~~	13,192,610	~~W~~	10,610,882

*	Bonds sold under repurchase agreements using borrowed securities as collateral amount to ~~W~~ 3,020,934 million and ~~W~~ 100,768 million as of December 31, 2023 and 2022, respectively.

6.4.4 Purchase commitments of securitized debentures

The Group provided additional credit enhancement, such as purchase commitments, for the underlying assets of subsidiaries established for asset-backed securitization. Details of carrying amounts of the underlying assets and the associated liabilities as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		December 31, 2023		December 31, 2022
Underlying assets	Financial assets at fair value through profit or loss	~~W~~	391,581	~~W~~	324,456
	Loans measured at amortized cost *		2,595,344		3,050,471

		~~W~~	2,986,925	~~W~~	3,374,927

Associated liabilities	Debentures	~~W~~	2,944,753	~~W~~	3,222,237

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.5 Offsetting Financial Assets and Financial Liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Group’s OTC derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s (a) sales or purchases of bonds under repurchase agreements and (b) securities lending and borrowing transactions, etc. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Domestic exchange settlement debits and domestic exchange settlement credits are recognized in its net settlement balance in the consolidated statement of financial position because the Group has the legal right of offset and settles in net amount.

6.5.1 Details of financial assets subject to enforceable master netting agreements or similar arrangements as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Gross assets		Gross liabilities offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
Derivatives held for trading and derivative-linked securities	~~W~~	6,025,704	~~W~~	—	~~W~~	6,025,704	~~W~~	(4,904,616)	~~W~~	(203,414)	~~W~~	1,297,619
Derivatives held for hedging		379,945		—		379,945
Unsettled spot exchange receivable		7,125,645		—		7,125,645		(6,838,231)		—		287,414
Bonds purchased under repurchase agreements		3,948,358		—		3,948,358		(3,927,790)		—		20,568
Securities borrowing agreements		165,842		—		165,842		(165,842)		—		—
Domestic exchange settlement debits		63,223,652		(62,396,548)		827,104		—		—		827,104
Other financial instruments		2,885,128		(2,859,006)		26,122		—		—		26,122

	~~W~~	83,754,274	~~W~~	(65,255,554)	~~W~~	18,498,720	~~W~~	(15,836,479)	~~W~~	(203,414)	~~W~~	2,458,827

(In millions of Korean won)	December 31, 2022
	Gross assets		Gross liabilities offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
Derivatives held for trading and derivative-linked securities	~~W~~	9,380,420	~~W~~	—	~~W~~	9,380,420	~~W~~	(7,710,599)	~~W~~	(195,224)	~~W~~	1,937,007
Derivatives held for hedging		462,410		—		462,410
Unsettled spot exchange receivable		3,374,369		—		3,374,369		(3,360,673)		—		13,696
Bonds purchased under repurchase agreements		3,451,157		—		3,451,157		(3,328,657)		—		122,500
Domestic exchange settlement debits		55,491,085		(54,611,238)		879,847		—		—		879,847
Other financial instruments		2,006,234		(1,912,964)		93,270		—		—		93,270

	~~W~~	74,165,675	~~W~~	(56,524,202)	~~W~~	17,641,473	~~W~~	(14,399,929)	~~W~~	(195,224)	~~W~~	3,046,320

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.5.2 Details of financial liabilities subject to enforceable master netting agreements or similar arrangements as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Gross liabilities		Gross assets offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
Derivatives held for trading and derivative-linked securities	~~W~~	6,817,326	~~W~~	—	~~W~~	6,817,326	~~W~~	(5,519,403)	~~W~~	(75,882)	~~W~~	1,466,169
Derivatives held for hedging		244,128		—		244,128
Unsettled spot exchange payable		7,124,998		—		7,124,998		(6,838,231)		—		286,767
Bonds sold under repurchase agreements *		15,645,498		—		15,645,498		(15,645,498)		—		—
Securities borrowing agreements		2,860,034		—		2,860,034		(2,860,034)		—		—
Domestic exchange settlement credits		65,260,751		(62,396,548)		2,864,203		(2,864,203)		—		—
Other financial instruments		3,090,690		(2,859,006)		231,684		—		—		231,684

	~~W~~	101,043,425	~~W~~	(65,255,554)	~~W~~	35,787,871	~~W~~	(33,727,369)	~~W~~	(75,882)	~~W~~	1,984,620

(In millions of Korean won)	December 31, 2022
	Gross liabilities		Gross assets offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
Derivatives held for trading and derivative-linked securities	~~W~~	10,500,353	~~W~~	—	~~W~~	10,500,353	~~W~~	(2,302,250)	~~W~~	(83,837)	~~W~~	8,414,498
Derivatives held for hedging		300,232		—		300,232
Unsettled spot exchange payable		3,374,230		—		3,374,230		(3,360,673)		—		13,557
Bonds sold under repurchase agreements *		11,769,694		—		11,769,694		(11,769,694)		—		—
Securities borrowing agreements		2,102,537		—		2,102,537		(2,102,537)		—		—
Domestic exchange settlement credits		56,349,727		(54,611,238)		1,738,489		(1,738,489)		—		—
Other financial instruments		1,969,954		(1,912,964)		56,990		—		—		56,990

	~~W~~	86,366,727	~~W~~	(56,524,202)	~~W~~	29,842,525	~~W~~	(21,273,643)	~~W~~	(83,837)	~~W~~	8,485,045

*	Includes bonds sold under repurchase agreements to customers.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

7. Due from Financial Institutions Measured at Amortized Cost

7.1 Details of due from financial institutions as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%) as of December 31, 2023	December 31, 2023		December 31, 2022
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	—	~~W~~	13,731,708	~~W~~	15,169,704
	Due from banks	Hana Bank and others	0.00 ~ 5.60		3,953,940		3,941,987
	Due from others	Samsung securities and others	0.00 ~ 4.65		1,030,310		1,509,698

					18,715,958		20,621,389

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	CITI Bank N.A. and others	0.00 ~ 5.16		6,210,917		5,653,587
	Time deposits in foreign currencies	Bank of Communications Seoul Branch and others	0.00 ~ 9.50		442,122		573,493
	Due from others	State Street Bank and Trust Company Seoul Branch and others	0.00 ~ 10.70		2,211,303		3,066,370

					8,864,342		9,293,450

				~~W~~	27,580,300	~~W~~	29,914,839

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

7.2 Details of restricted due from financial institutions as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2023		December 31, 2022		Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	~~W~~	13,731,708	~~W~~	15,169,704	Bank of Korea Act
	Due from banks	Shinhan Bank and others		40,721		522,306	Net settlement and others
	Due from others	NH Investment & Securities Co., Ltd. and others		799,361		1,113,712	Derivatives margin account and others

				14,571,790		16,805,722

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others		1,630,348		2,350,933	Bank of Korea Act and others
	Time deposits in foreign currencies	Bank of Communications Co. Ltd. New York Branch and others		86,406		72,437	Bank Act of the State of New York and others
	Due from others	State Street Bank and Trust Company Seoul Branch and others		1,689,065		2,092,655	Derivatives margin account and others

				3,405,819		4,516,025

			~~W~~	17,977,609	~~W~~	21,321,747

*	Before netting of allowance.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

7.3 Changes in allowances for credit losses of due from financial institutions for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,743	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Provision (reversal) of credit losses		(1,724)		—		—
Business Combination		6		—		—
Others		(4)		—		—

Ending	~~W~~	1,021	~~W~~	—	~~W~~	—

(In millions of Korean won)	2022
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,969	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Provision (reversal) of credit losses		(392)		—		—
Others		166		—		—

Ending	~~W~~	2,743	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

8. Assets Pledged as Collateral

8.1 Details of assets pledged as collateral as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		December 31, 2023
Assets pledged	Pledgee	Carrying amount		Reasons of pledge
Due from financial institutions	KEB Hana Bank and others	~~W~~	822,407	Borrowings from bank and others
Financial assets at fair value through profit or loss	The Korea Securities Depository and others		10,150,629	Repurchase agreements
	The Korea Securities Depository and others		1,556,234	Securities borrowing transactions
	The Bank of Korea		266,576	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		3,200,511	Derivatives transactions

			15,173,950

Financial assets at fair value through other comprehensive income	The Bank of Korea and others		7,502,666	Repurchase agreements
	The Korea Securities Depository and others		167,879	Securities borrowing transactions
	The Bank of Korea		527,494	Borrowings from the Bank of Korea
	MUFG Bank and others		830,504	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		4,215,092	Derivatives transactions

			13,243,635

Securities measured at amortized cost	The Bank of Korea and others		625,003	Repurchase agreements
	The Bank of Korea		2,357,018	Borrowings from the Bank of Korea
	The Bank of Korea		6,746,440	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		344,432	Derivatives transactions
	The Bank of Korea and others		1,623,715	Others

			11,696,608

Loans	KEB Hana Bank and Others		13,733,820	Covered bond and others
Real estate	Capital LLC and others		628,619	Borrowings from bank and others

		~~W~~	55,299,039

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

8.1 Details of assets pledged as collateral as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023
Assets pledged	Pledgee	Carrying amount		Reasons of pledge
Due from financial institutions	KEB Hana Bank and others	~~W~~	1,263,167	Borrowings from bank and others
Financial assets at fair value through profit or loss	The Korea Securities Depository and others		3,841,536	Repurchase agreements
	The Korea Securities Depository and others		7,063,541	Securities borrowing transactions
	The Bank of Korea		34,071	Borrowings from the Bank of Korea
	The Bank of Korea		236,832	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		1,131,217	Derivatives transactions

			12,307,197

Financial assets at fair value through other comprehensive income	MERITZ Securities Co., LTD and others		5,625,270	Repurchase agreements
	The Korea Securities Depository and others		1,592,460	Securities borrowing transactions
	The Bank of Korea		5,495,686	Borrowings from the Bank of Korea
	The Bank of Korea		1,782,507	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		1,581,129	Derivatives transactions

			16,077,052

Securities measured at amortized cost	The Korea Securities Depository and others		2,307,499	Repurchase agreements
	The Bank of Korea		4,020,539	Borrowings from the Bank of Korea
	The Bank of Korea		5,047,277	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		327,684	Derivatives transactions
	Korea Exchange and others		391,429	Others

			12,094,428

Loans	Others		12,863,079	Covered bond and others
Real estate	LGIM COMMERCIAL LENDING Ltd. and others		834,003	Borrowings from bank and others

		~~W~~	55,438,926

In addition, the Group provided ~~W~~ 7,916,155 million and ~~W~~ 4,986,339 million of debt securities among its borrowed securities and other assets held as collateral to Korea Securities Finance Corporation and others as collateral as of December 31, 2023 and 2022, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

8.2 Fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	~~W~~	3,892,709	~~W~~	—	~~W~~	3,892,709

(In millions of Korean won)	December 31, 2022
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	~~W~~	3,344,424	~~W~~	—	~~W~~	3,344,424

9. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and hedging the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the predetermined transaction limit.

The Group provides and trades a range of derivative financial instruments, including:

•	Interest rate swaps relating to interest rate risk in Korean won

•	Cross-currency swaps, forwards, and options relating to currency risk

•	Stock index options linked with the Korea Composite Stock Price Index (“KOSPI”)

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards, and others to hedge the risk of changes in fair value due to the changes in interest rate and foreign exchange rate of structured debentures in Korean won, debentures in foreign currencies, structured deposits in foreign currencies, and others. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps, and others to hedge the risk of changes in cash flows of floating rate debt securities in Korean won, borrowings in foreign currencies, group of loans measured at amortized cost, and others. In addition, the Group applies net investments in foreign operations hedge accounting by designating debentures in foreign currencies and cross currency forwards as hedging instruments to hedge the currency risk of net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

9.1 Details of derivative financial instruments held for trading as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023						December 31, 2022
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	14,872,481	~~W~~	488,542	~~W~~	465,983	~~W~~	8,261,663	~~W~~	821,603	~~W~~	431,002
Futures*		5,398,495		6,226		4,576		4,450,505		765		256
Swaps		416,613,927		556,985		574,865		359,581,194		859,670		694,713
Options		9,384,000		203,718		208,277		10,508,000		274,596		272,284

		446,268,903		1,255,471		1,253,701		382,801,362		1,956,634		1,398,255

Currency
Forwards		136,805,906		1,316,968		1,273,558		115,682,577		2,813,603		2,472,119
Futures*		576,730		696		989		413,960		36		2,364
Swaps		84,027,181		2,731,314		2,426,152		91,646,725		3,525,458		4,049,390
Options		1,238,475		7,668		4,713		1,852,065		27,258		13,025

		222,648,292		4,056,646		3,705,412		209,595,327		6,366,355		6,536,898

Stock and index
Futures*		1,352,920		11,179		13,232		1,828,302		37,455		89,624
Swaps		5,165,523		330,132		493,475		6,649,735		377,840		492,275
Options		4,880,805		80,576		240,274		7,257,715		168,311		359,274

		11,399,248		421,887		746,981		15,735,752		583,606		941,173

Credit
Swaps		2,864,357		17,799		8,695		3,006,114		32,860		17,468

		2,864,357		17,799		8,695		3,006,114		32,860		17,468

Commodity
Futures*		26,037		1,305		106		28,577		1,970		941
Swaps		31,635		4,348		4,352		—		—		—
Options		100,484		1,091		1,147		131,500		887		885

		158,156		6,744		5,605		160,077		2,857		1,826

Others		788,841		19,135		246,118		1,003,301		41,859		313,917

	~~W~~	684,127,797	~~W~~	5,777,682	~~W~~	5,966,512	~~W~~	612,301,933	~~W~~	8,984,171	~~W~~	9,209,537

*	Gains or losses arising from some daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

9.2 Average price conditions of future nominal cash flows by type of hedge accounting as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	2,998,238	~~W~~	3,555,510	~~W~~	1,667,087	~~W~~	349,482	~~W~~	267,778	~~W~~	2,304,270	~~W~~	11,142,365
Average price condition (%)		4.77		4.86		5.18		5.23		5.73		4.93		4.95
Average price condition (KRW/USD)		1,257.22		1,277.42		1,242.04		—		—		—		1,257.90
Average price condition (KRW/EUR)		1,373.58		1,427.96		1,436.77		—		—		—		1,404.28
Average price condition (KRW/AUD)		872.12		840.73		—		—		—		—		869.67
Average price condition (KRW/GBP)		—		1,536.92		—		—		—		—		1,536.92
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	1,651,669	~~W~~	2,035,885	~~W~~	1,994,375	~~W~~	1,364,708	~~W~~	154,813	~~W~~	160,000	~~W~~	7,361,450
Average price condition (%)		4.60		3.05		11.94		7.98		2.67		3.11		10.68
Average price condition (KRW/USD)		1,220.93		1,221.93		1,230.48		1,325.04		1,147.95		—		1,235.39
Average price condition (KRW/EUR)		1,364.00		1,374.73		—		—		1,392.00		—		1,372.29
Average price condition (KRW/AUD)		856.40		851.50		889.00		—		—		—		866.92
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	31,332	~~W~~	—	~~W~~	207,593	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	238,925
Average price condition (KRW/USD)		1,071.00		—		1,178.92		—		—		—		1,164.76

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

9.2 Average price conditions of future nominal cash flows by type of hedge accounting as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	5,677,321	~~W~~	1,921,072	~~W~~	2,701,675	~~W~~	1,883,332	~~W~~	426,551	~~W~~	2,147,845	~~W~~	14,757,796
Average price condition (%)		4.17		4.52		4.64		4.56		4.36		4.64		4.43
Average price condition (KRW/USD)		1,197.01		1,262.56		1,276.70		—		—		—		1,240.59
Average price condition (KRW/EUR)		1,363.42		1,373.32		—		1,436.86		—		—		1,387.71
Average price condition (KRW/AUD)		886.23		895.76		—		—		—		—		890.17
Average price condition (KRW/GBP)		1,617.02		—		1,535.25		—		—		—		1,537.85
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	3,033,420	~~W~~	892,720	~~W~~	1,846,139	~~W~~	771,585	~~W~~	1,078,676	~~W~~	210,000	~~W~~	7,832,540
Average price condition (%)		2.90		2.60		4.42		4.62		4.95		3.99		3.54
Average price condition (KRW/USD)		1,178.13		1,196.80		1,166.24		1,225.35		1,252.61		—		1,202.02
Average price condition (KRW/EUR)		1,321.00		1,364.00		1,374.73		—		—		—		1,362.51
Average price condition (KRW/AUD)		—		856.40		851.50		—		—		—		853.40
Average price condition (KRW/SGD)		866.14		—		—		—		—		—		866.14
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	65,012	~~W~~	27,499	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	92,511
Average price condition (KRW/USD)		1,071.00		—		—		—		—		—		1,071.00
Average price condition (KRW/GBP)		—		1,465.26		—		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

9.3 Fair Value Hedge

9.3.1 Details of fair value hedged items as of December 31, 2023 and 2022 and changes in fair value for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		December 31, 2023								2023
		Carrying amount				Accumulated amount of hedge adjustments				Changes in
		Assets		Liabilities		Assets		Liabilities		fair value
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	1,975,442	~~W~~	—	~~W~~	(50,746)	~~W~~	—	~~W~~	49,323
	Debt securities in foreign currencies		2,585,073		—		(111,902)		—		74,080
	Deposits in Korean won		—		49,985		—		(15)		15
	Deposits in foreign currencies		—		32,016		—		(6,667)		(1,924)
	Debentures in Korean won		—		5,678,927		—		(141,073)		(94,418)
	Debentures in foreign currencies		—		1,310,952		—		(68,706)		(27,159)

			4,560,515		7,071,880		(162,648)		(216,461)		(83)

Currency	Debt securities in foreign currencies		1,525,072		—		140,391		—		40,857

			1,525,072		—		140,391		—		40,857

		~~W~~	6,085,587	~~W~~	7,071,880	~~W~~	(22,257)	~~W~~	(216,461)	~~W~~	40,774

(In millions of Korean won)		December 31, 2022								2022
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	2,467,171	~~W~~	—	~~W~~	(107,444)	~~W~~	—	~~W~~	(86,757)
	Debt securities in foreign currencies		3,142,973		—		(232,085)		—		(215,183)
	Deposits in foreign currencies		—		29,429		—		(8,591)		6,976
	Debentures in Korean won		—		5,690,371		—		(249,629)		171,841
	Debentures in foreign currencies		—		1,196,781		—		(95,865)		123,817

			5,610,144		6,916,581		(339,529)		(354,085)		694

Currency	Debt securities in foreign currencies		1,651,268		—		(86,778)		—		152,893

			1,651,268		—		(86,778)		—		152,893

		~~W~~	7,261,412	~~W~~	6,916,581	~~W~~	(426,307)	~~W~~	(354,085)	~~W~~	153,587

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

9.3.2 Details of derivative instruments designated as fair value hedge as of December 31, 2023 and 2022 and changes in fair value for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023						2023
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	9,654,617	~~W~~	111,360	~~W~~	75,776	~~W~~	(15,927)
Currency
Forwards		1,487,748		18,916		28,793		(42,969)

	~~W~~	11,142,365	~~W~~	130,276	~~W~~	104,569	~~W~~	(58,896)

(In millions of Korean won)	December 31, 2022						2022
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	13,290,183	~~W~~	186,258	~~W~~	104,856	~~W~~	(1,244)
Currency
Forwards		1,467,613		37,015		29,069		(132,524)

	~~W~~	14,757,796	~~W~~	223,273	~~W~~	133,925	~~W~~	(133,768)

9.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Hedge accounting
Interest rate	~~W~~	6,513	~~W~~	(550)
Currency		(2,112)		20,369

	~~W~~	4,401	~~W~~	19,819

9.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Gains (losses) on hedging instruments	~~W~~	(36,372)	~~W~~	(104,354)
Gains (losses) on hedged items attributable to the hedged risk		35,011		124,142

	~~W~~	(1,361)	~~W~~	19,788

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

9.4 Cash Flow Hedge

9.4.1 Details of cash flow hedged items as of December 31, 2023 and 2022 and changes in fair value for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Cash flow hedge reserve				Changes in fair value
	December 31, 2023		December 31, 2022		2023		2022
Hedge accounting
Interest rate risk	~~W~~	113,361	~~W~~	46,234	~~W~~	(89,536)	~~W~~	(107,134)
Currency risk		(39,806)		(26,602)		68,868		14,289

	~~W~~	73,555	~~W~~	19,632	~~W~~	(20,668)	~~W~~	(92,845)

9.4.2 Details of derivative instruments designated as cash flow hedge as of December 31, 2023 and 2022 and changes in fair value for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023						2023
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	750,396	~~W~~	105,124	~~W~~	7,856	~~W~~	57,623
Swaps		3,115,818		59,376		3,547		(40,188)
Currency
Swaps		3,495,236		85,170		122,848		(8,604)

	~~W~~	7,361,450	~~W~~	249,670	~~W~~	134,251	~~W~~	8,831

(In millions of Korean won)	December 31, 2022						2022
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	1,079,652	~~W~~	20,200	~~W~~	56,753	~~W~~	(36,553)
Swaps		3,231,288		101,975		124		111,902
Currency
Swaps		3,521,600		116,961		98,237		1,042

	~~W~~	7,832,540	~~W~~	239,136	~~W~~	155,114	~~W~~	76,391

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

9.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Gains (losses) on hedging instruments:	~~W~~	8,831	~~W~~	76,391
Effective portion of gains (losses) on cash flow hedging instruments (recognized in other comprehensive income or loss)		7,328		71,754
Ineffective portion of gains (losses) on cash flow hedging instruments (recognized in profit or loss)		1,503		4,637

9.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss related to derivative instruments designated as cash allow hedge for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Other comprehensive income (loss)	~~W~~	7,328	~~W~~	71,754
Reclassification to profit or loss		48,508		(20,537)
Income tax effect		(1,913)		(25,049)

	~~W~~	53,923	~~W~~	26,168

9.5 Hedge of Net Investments in Foreign Operations

9.5.1 Details of net investments in foreign operations hedged items as of December 31, 2023 and 2022 and changes in fair value for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Foreign currency translation reserve				Changes in fair value
	December 31, 2023		December 31, 2022		2023		2022
Hedge accounting
Currency risk	~~W~~	(129,401)	~~W~~	(114,742)	~~W~~	19,590	~~W~~	104,021

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

9.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of December 31, 2023 and 2022 and changes in fair value for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023						2023
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	31,332	~~W~~	—	~~W~~	5,307	~~W~~	6,923
Debentures in foreign currencies		1,435,817		—		1,435,817		(26,513)

	~~W~~	1,467,149	~~W~~	—	~~W~~	1,441,124	~~W~~	(19,590)

(In millions of Korean won)	December 31, 2022						2022
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	92,511	~~W~~	—	~~W~~	11,194	~~W~~	(16,168)
Debentures in foreign currencies		1,361,080		—		1,361,080		(87,853)

	~~W~~	1,453,591	~~W~~	—	~~W~~	1,372,274	~~W~~	(104,021)

9.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Debentures in foreign currencies	~~W~~	1,509,978	~~W~~	1,211,215

9.5.4 Gains or losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Gains (losses) on hedging instruments:	~~W~~	(19,590)	~~W~~	(104,021)
Effective portion of gains (losses) on hedge of net investments in foreign operations (recognized in other comprehensive income or loss)		(19,590)		(104,021)
Ineffective portion of gains (losses) on hedge of net investments in foreign operations (recognized in profit or loss)		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

9.5.5 Effective portion of gains or losses on net investments in foreign operations hedging instruments recognized in other comprehensive income (loss) for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Other comprehensive income (loss)	~~W~~	(19,590)	~~W~~	(104,021)
Reclassification to profit or loss		—		—
Income tax effect		4,931		24,936

	~~W~~	(14,659)	~~W~~	(79,085)

10. Loans Measured at Amortized Cost

10.1 Details of loans as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Loans measured at amortized cost	~~W~~	449,676,848	~~W~~	436,647,081
Deferred loan origination fees and costs		591,244		552,834
Less: Allowances for credit losses		(5,462,805)		(4,160,984)

	~~W~~	444,805,287	~~W~~	433,038,931

10.2 Details of loans to banks as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Loans measured at amortized cost	~~W~~	11,569,466	~~W~~	9,751,737
Less: Allowances for credit losses		(20,429)		(1,951)

	~~W~~	11,549,037	~~W~~	9,749,786

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	178,476,837	~~W~~	190,160,636	~~W~~	—	~~W~~	368,637,473
Loans in foreign currencies		4,859,698		25,449,011		—		30,308,709
Domestic import usance bills		—		3,398,981		—		3,398,981
Off-shore funding loans		—		507,683		—		507,683
Call loans		—		269,198		—		269,198
Bills bought in Korean won		—		1,861		—		1,861
Bills bought in foreign currencies		—		1,276,579		—		1,276,579
Guarantee payments under acceptances and guarantees		—		20,085		—		20,085
Credit card receivables in Korean won		—		—		22,304,522		22,304,522
Credit card receivables in foreign currencies		—		—		45,449		45,449
Bonds purchased under repurchase agreements		—		3,633,073		—		3,633,073
Privately placed bonds		—		901,609		—		901,609
Factored receivables		70		99		—		169
Lease receivables		447,494		337,407		—		784,901
Loans for installment credit		5,908,190		700,144		—		6,608,334

		189,692,289		226,656,366		22,349,971		438,698,626

Proportion (%)		43.24		51.67		5.09		100.00
Less: Allowances for credit losses		(1,369,081)		(3,137,470)		(935,825)		(5,442,376)

	~~W~~	188,323,208	~~W~~	223,518,896	~~W~~	21,414,146	~~W~~	433,256,250

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	177,278,504	~~W~~	177,766,170	~~W~~	—	~~W~~	355,044,674
Loans in foreign currencies		4,667,895		26,052,080		—		30,719,975
Domestic import usance bills		—		4,499,072		—		4,499,072
Off-shore funding loans		—		908,266		—		908,266
Call loans		—		119,066		—		119,066
Bills bought in Korean won		—		285,727		—		285,727
Bills bought in foreign currencies		—		1,780,874		—		1,780,874
Guarantee payments under acceptances and guarantees		1		18,459		—		18,460
Credit card receivables in Korean won		—		—		22,562,217		22,562,217
Credit card receivables in foreign currencies		—		—		47,376		47,376
Bonds purchased under repurchase agreements		—		3,151,157		—		3,151,157
Privately placed bonds		—		719,079		—		719,079
Factored receivables		111		5		—		116
Lease receivables		576,165		558,318		—		1,134,483
Loans for installment credit		5,915,223		542,413		—		6,457,636

		188,437,899		216,400,686		22,609,593		427,448,178

Proportion (%)		44.08		50.63		5.29		100.00
Less: Allowances for credit losses		(1,337,366)		(1,983,825)		(837,842)		(4,159,033)

	~~W~~	187,100,533	~~W~~	214,416,861	~~W~~	21,771,751	~~W~~	423,289,145

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Beginning		Increase		Decrease		Others		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	594,509	~~W~~	416,003	~~W~~	(387,019)	~~W~~	—	~~W~~	623,493
Others [1]		68,167		53,006		(43,812)		(364)		76,997

		662,676		469,009		(430,831)		(364)		700,490

Deferred loan origination fees
Loans in Korean won		42,835		11,859		(17,692)		—		37,002
Others [2]		67,007		9,255		(7,597)		3,579		72,244

		109,842		21,114		(25,289)		3,579		109,246

	~~W~~	552,834	~~W~~	447,895	~~W~~	(405,542)	~~W~~	(3,943)	~~W~~	591,244

(In millions of Korean won)	2022
	Beginning		Increase		Decrease		Others		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	675,090	~~W~~	281,111	~~W~~	(361,692)	~~W~~	—	~~W~~	594,509
Others [1]		76,696		38,913		(47,446)		4		68,167

		751,786		320,024		(409,138)		4		662,676

Deferred loan origination fees
Loans in Korean won		23,996		36,240		(17,401)		—		42,835
Others [2]		53,029		49,245		(37,730)		2,463		67,007

		77,025		85,485		(55,131)		2,463		109,842

	~~W~~	674,761	~~W~~	234,539	~~W~~	(354,007)	~~W~~	(2,459)	~~W~~	552,834

[1]	Includes deferred loan origination costs related to credit card receivables, loans for installment credit, and finance lease receivables.
[2]	Includes deferred loan origination fees related to loans in foreign currencies.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

11. Allowances for Credit Losses

11.1 Changes in allowances for credit losses of loans measured at amortized cost for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	602,037	~~W~~	284,816	~~W~~	450,513	~~W~~	522,552	~~W~~	561,936	~~W~~	901,288	~~W~~	163,185	~~W~~	354,315	~~W~~	320,342
Transfer between stages:
Transfer to 12-month expected credit losses		153,560		(141,775)		(11,785)		123,441		(119,940)		(3,501)		78,420		(75,980)		(2,440)
Transfer to lifetime expected credit losses		(118,734)		145,827		(27,093)		(121,027)		155,094		(34,067)		(20,898)		24,754		(3,856)
Impairment		(9,672)		(72,265)		81,937		(8,864)		(95,732)		104,596		(2,592)		(25,843)		28,435
Write-offs		—		14		(657,670)		—		9		(436,246)		—		—		(664,027)
Sales		(1,126)		(631)		(13,346)		—		(315)		(31,716)		—		—		—
Provision (reversal) for credit losses [1,2]		(45,014)		67,219		679,687		429,706		435,633		779,310		(11,611)		50,867		766,581
Others (exchange differences, etc.)		3,599		177		(1,194)		(6,168)		(970)		2,880		21		39		(43,887)

Ending	~~W~~	584,650		283,382		501,049		939,640		935,715		1,282,544		206,525		328,152		401,148

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

11.1 Changes in allowances for credit losses of loans measured at amortized cost for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	474,475	~~W~~	242,819	~~W~~	288,912	~~W~~	448,084	~~W~~	477,993	~~W~~	960,964	~~W~~	175,168	~~W~~	322,649	~~W~~	294,327
Transfer between stages:
Transfer to 12-month expected credit losses		130,189		(123,154)		(7,035)		127,679		(120,619)		(7,060)		57,128		(50,836)		(6,292)
Transfer to lifetime expected credit losses		(103,028)		122,874		(19,846)		(93,169)		125,031		(31,862)		(23,042)		24,324		(1,282)
Impairment		(6,042)		(52,151)		58,193		(13,524)		(48,220)		61,744		(2,129)		(19,219)		21,348
Write-offs		—		(1)		(448,362)		—		(3)		(617,332)		—		—		(450,389)
Sales		(810)		(163)		(5,689)		(103)		(145)		(70,603)		—		—		—
Provision (reversal) for credit losses [1,2]		108,585		95,239		595,784		49,883		126,786		690,534		(43,497)		77,418		480,849
Others (exchange differences, etc.)		(1,332)		(647)		(11,444)		3,702		1,113		(85,097)		(443)		(21)		(18,219)

Ending	~~W~~	602,037	~~W~~	284,816	~~W~~	450,513	~~W~~	522,552	~~W~~	561,936	~~W~~	901,288	~~W~~	163,185	~~W~~	354,315	~~W~~	320,342

[1]

Provision for credit losses in the consolidated statements of comprehensive income also includes provision (reversal) for credit losses of due from financial institutions (Note 7.3), provision (reversal) for credit losses of financial investments (Note 12.5), provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 24.2), provision (reversal) for credit losses of financial guarantee contracts (Note 24.3), and provision (reversal) for credit losses of other financial assets (Note 19.2).

[2]	Includes ~~W~~ 289,139 million and ~~W~~ 415,998 million of collections from written-off loans for the years ended December 31, 2023 and 2022, respectively.

The amount of financial assets that the Group wrote off during the current year but is continuing recovery activities is \ 1,757,920 million. Also, the Group manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ~~W~~ 10,301,118 million and ~~W~~ 9,830,171 million as of December 31, 2023 and 2022, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

11.2 Changes in gross carrying amount of loans for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	399,089,134	~~W~~	34,563,171	~~W~~	3,547,610
Transfer between stages:
Transfer to 12-month expected credit losses		35,319,563		(34,990,464)		(329,099)
Transfer to lifetime expected credit losses (non-impaired)		(42,180,074)		42,841,909		(661,835)
Transfer to lifetime expected credit losses (impaired)		(1,808,878)		(2,785,016)		4,593,894
Write-offs		—		23		(1,757,943)
Sales		(3,256,122)		(38,205)		(429,916)
Net increase (decrease) (execution, repayment, and others)		21,119,779		(2,514,831)		(54,608)

Ending	~~W~~	408,283,402	~~W~~	37,076,587	~~W~~	4,908,103

(In millions of Korean won)	2022
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	381,796,028	~~W~~	32,788,361	~~W~~	3,485,825
Transfer between stages:
Transfer to 12-month expected credit losses		34,470,129		(34,307,805)		(162,324)
Transfer to lifetime expected credit losses (non-impaired)		(38,501,544)		38,923,474		(421,930)
Transfer to lifetime expected credit losses (impaired)		(1,124,233)		(1,479,780)		2,604,013
Write-offs		—		(4)		(1,516,083)
Sales		(3,182,474)		(15,961)		(270,541)
Net increase (decrease) (execution, repayment, and others)		25,626,228		(1,340,114)		(171,350)

Ending	~~W~~	399,084,134	~~W~~	34,568,171	~~W~~	3,547,610

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

12.1 Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	10,100,109	~~W~~	9,310,991
Financial bonds		12,793,559		12,509,496
Corporate bonds		6,677,388		4,983,552
Asset-backed securities		68,093		164,543
Beneficiary certificates		20,511,995		19,838,465
Derivative-linked securities		2,197,575		1,625,950
Other debt securities		20,309,713		17,466,400
Equity securities:
Stocks		3,498,880		2,926,094
Other equity securities		523,675		613,969
Loans:
Privately placed bonds		150,208		158,731
Other loans		33,518		334,831
Due from financial institutions:
Other due from financial institutions		79,811		69,469
Others		93,743		90,006

	~~W~~	77,038,267	~~W~~	70,092,497

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	~~W~~	33,455,476	~~W~~	29,556,711
Financial bonds		20,898,723		22,009,492
Corporate bonds		22,492,869		24,134,382
Asset-backed securities		1,963,242		662,791
Other debt securities		116,127		284,977
Equity securities:
Stocks		1,951,150		1,907,737
Equity investments		9,560		17,096
Other equity securities		809,943		410,960
Loans:
Privately placed bonds		801,050		549,272

		82,498,140		79,533,418

Financial assets at amortized cost
Debt securities:
Government and public bonds		6,507,625		6,520,633
Financial bonds		14,257,747		10,965,141
Corporate bonds		9,368,943		10,642,200
Asset-backed securities		9,418,498		7,432,860
Other debt securities		167,848		363,985
Less: Allowances for credit losses		(19,272)		(5,578)

		39,701,389		35,919,241

	~~W~~	122,199,529	~~W~~	115,452,659

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

12.2 Dividend income from equity securities designated at fair value through other comprehensive income for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		2023				2022
		From the equity securities derecognized		From the equity securities held		From the equity securities derecognized		From the equity securities held
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	—	~~W~~	1,999	~~W~~	—	~~W~~	409
	Unlisted		—		14,498		—		20,972
Equity investments			—		110		—		252
Other equity securities			2,774		28,388		—		15,491

		~~W~~	2,774	~~W~~	44,995	~~W~~	—	~~W~~	37,124

12.3 Derecognized equity securities measured at fair value through other comprehensive income for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		2023				2022
		Disposal price		Accumulated other comprehensive income (loss) as of disposal date		Disposal price		Accumulated other comprehensive income as of disposal date
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	36,877	~~W~~	36,739	~~W~~	425,736	~~W~~	335,203
	Unlisted		—		(758)		—		—
Other equity securities			71,470		(3,680)		—		—

		~~W~~	108,347	~~W~~	32,301	~~W~~	425,736	~~W~~	335,203

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

12.4 Provision (reversal) for credit losses of financial investments for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	17,104	~~W~~	(2,547)	~~W~~	14,557
Loans measured at fair value through other comprehensive income		920		(3)		917
Securities measured at amortized cost		15,184		(1,475)		13,709

	~~W~~	33,208	~~W~~	(4,025)	~~W~~	29,183

(In millions of Korean won)	2022
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	1,026	~~W~~	(4,808)	~~W~~	(3,782)
Loans measured at fair value through other comprehensive income		83		(460)		(377)
Securities measured at amortized cost		2,808		(740)		2,068

	~~W~~	3,917	~~W~~	(6,008)	~~W~~	(2,091)

12.5 Changes in allowances for credit losses of financial investments for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	16,343	~~W~~	270	~~W~~	76
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(532)		(270)		—
Provision (reversal) for credit losses		29,182		—		1
Others (exchange differences, etc.)		(528)		—		—

Ending	~~W~~	44,465	~~W~~	—	~~W~~	77

(In millions of Korean won)	2022
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	18,952	~~W~~	28	~~W~~	76
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(533)		(21)		—
Provision (reversal) for credit losses		(2,354)		263		—
Others (exchange differences, etc.)		278		—		—

Ending	~~W~~	16,343	~~W~~	270	~~W~~	76

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13. Investments in Associates and Joint Ventures

13.1 Details of investments in associates and joint ventures as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	66.66	~~W~~	3,601	~~W~~	6,063	~~W~~	6,063	Investment finance	Korea
Balhae Infrastructure Company [1]	12.61		95,437		93,803		93,766	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		343		14,296		14,296	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99		9,158		(12,640)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd. [1]	17.77		440		94		94	Research, consulting, and big data	Korea
Food Factory Co., Ltd. [4]	22.22		1,000		654		1,483	Farm product distribution	Korea
KBSP Private Equity Fund No.4 [1]	14.95		6,100		2,494		2,494	Investment finance	Korea
Korea Credit Bureau Co., Ltd. [1]	9.00		4,500		5,617		5,617	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		4,853		4,853	Investment finance	Korea
KB-Solidus Global Healthcare Fund [2]	43.33		17,217		17,789		18,485	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		1,826		4,738		4,738	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	56.00		9,072		12,372		12,372	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	42.55		—		6,145		5,395	Investment finance	Korea
KB-SJ Tourism Venture Fund [1]	18.52		4,599		3,242		3,242	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		952		952	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund [1]	14.56		16,837		18,885		18,885	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 [2]	37.69		17,566		15,946		15,910	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund [2]	44.29		19,124		15,680		17,977	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,482		9,482	Investment finance	Korea
All Together Korea Fund No.2 [5]	99.99		10,000		10,541		10,541	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	12.00		9,572		17,810		17,810	Asset management	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.1 Details of investments in associates and joint ventures as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
2020 KB Fintech Renaissance Fund [1]	5.05	~~W~~	550	~~W~~	1,041	~~W~~	1,041	Investment finance	Korea
KB Material and Parts No.1 PEF [1]	14.47		3,400		3,300		3,300	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		10,650		7,697		7,697	Investment finance	Korea
G payment Joint Stock Company	43.84		8,950		3,319		8,966	Investment advisory and securities trading	Vietnam
KB-GeneN Medical Venture Fund No.1	22.52		2,000		1,923		1,923	Investment finance	Korea
KB-BridgePole Venture Investment Fund [1]	6.30		136		863		863	Investment finance	Korea
KB-Kyobo New Mobility Power Fund	28.57		3,000		2,622		2,622	Investment finance	Korea
DA-Friend New Technology Investment Fund No.2	27.40		988		928		928	Investment finance	Korea
Cornerstone Pentastone Fund No.4	21.05		818		775		775	Investment finance	Korea
Star-Lord General Investors Private Real Estate Investment Company No.10	26.24		46,700		27,213		—	Real estate investment	Korea
KB-Badgers Future Mobility ESG Fund No.1	40.91		7,675		6,105		6,105	Investment finance	Korea
JS Private Equity Fund No.3	20.48		1,700		1,862		1,862	Investment finance	Korea
Mirae Asset Mobility Investment Fund No.1	22.99		2,000		1,949		1,949	Investment finance	Korea
KB-FT 1st Green Growth Investment Fund [1]	10.34		2,000		1,928		1,928	Investment finance	Korea
Glenwood Credit Private Equity Fund No.2	29.89		42,000		43,922		43,922	Investment finance	Korea
THE CHAEUL FUND NO.1	31.25		1,000		972		972	Investment finance	Korea
Smart Korea KB Future9-Sejong Venture Fund	38.46		2,366		2,398		2,398	Investment finance	Korea
KB-KTB Technology Venture Fund [2]	50.90		22,401		21,391		21,391	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund [2]	90.40		42,540		41,326		40,172	Investment finance	Korea
Paramark KB Fund No.1[1]	17.34		15,541		13,645		13,645	Investment finance	Korea
KB Co-Investment Private Equity Fund No.1 [1]	7.12		9,476		9,477		9,376	Investment finance	Korea
POSITIVE Sobujang Venture Fund No.1	44.00		2,000		1,965		1,965	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.1 Details of investments in associates and joint ventures as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
History 2022 Fintech Fund	34.80	~~W~~	2,000	~~W~~	1,938	~~W~~	1,938	Investment finance	Korea
KB-NP Green ESG New Technology Venture Capital Fund	29.85		20,449		19,429		19,429	Investment finance	Korea
TMAP Mobility Co., Ltd. [1]	8.25		199,981		51,866		183,572	Application software development and supply	Korea
Nextrade Co., Ltd. [1]	6.64		9,700		9,225		9,225	Investment finance	Korea
Shinhan Global Mobility Fund No.1	24.56		1,345		1,324		1,324	Investment finance	Korea
SKB Next Unicorn K-Battery Fund No.1	24.84		1,908		1,890		1,890	Investment finance	Korea
Lakewood-AVES Fund No.1	39.06		2,000		1,977		1,977	Investment finance	Korea
MW-Pyco NewWave New Technology Investment Fund 4 소 [2]	51.30		2,000		1,965		1,965	Investment finance	Korea
Bitgoeul Cheomdan Green 1st Co., Ltd. [1]	19.00		190		165		165	Electricity	Korea
KB-SUSUNG 1st Investment Fund [1]	15.00		3,000		2,953		2,953	Investment finance	Korea
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP	20.43		27,034		26,969		26,969	Investment finance	Korea
Friend 55 New Technology Business Investment Fund [2]	53.30		1,200		1,182		1,182	Investment finance	Korea
DSIP-Pharos Bioenergy Fund	34.10		4,000		16,458		16,458	Investment finance	Korea
Shinhan-Eco Venture Fund 2nd	20.00		1,825		1,800		1,800	Investment finance	Korea
Leading H2O Fund 1	48.20		1,500		1,489		1,489	Investment finance	Korea
2023 JB Newtech No.2 Fund	25.70		1,800		1,786		1,786	Investment finance	Korea
U-KB Credit No.1S Private Equity	33.33		6,900		6,850		6,850	Investment finance	Korea
KB-BridgePole Venture Investment Fund No.2 [1]	14.29		1,500		1,494		1,494	Investment finance	Korea
Sirius Silicon Valley I New Technology Fund	20.43		500		485		485	Investment finance	Korea
Others			1,978		1,731		1,016

			760,593		598,413		722,222

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.1 Details of investments in associates and joint ventures as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	66.66	~~W~~	3,601	~~W~~	5,978	~~W~~	5,978	Investment finance	Korea
Balhae Infrastructure Company [1]	12.61		96,516		90,653		90,617	Investment finance	Korea
Aju Good Technology Venture Fund	38.47		8,143		19,840		19,836	Investment finance	Korea
KG Capital Co., Ltd.	49.00		9,800		20,250		19,162	Auto loans	Korea
Incheon Bridge Co., Ltd. [1]	14.99		9,158		(15,963)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd. [1]	17.86		440		60		60	Research, consulting, and big data	Korea
Paycoms Co., Ltd. [3]	12.24		800		201		213	System software publishing	Korea
Food Factory Co., Ltd. [4]	22.22		1,000		696		1,399	Farm product distribution	Korea
KBSP Private Equity Fund No.4 [1]	14.95		6,100		1,892		1,892	Investment finance	Korea
Korea Credit Bureau Co., Ltd. [1]	9.00		4,500		4,959		4,959	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		4,266		4,266	Investment finance	Korea
KB-Solidus Global Healthcare Fund [2]	43.33		25,927		21,735		22,432	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		1,826		4,798		4,798	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	56.00		9,744		13,794		13,794	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	42.55		12,450		17,801		17,051	Investment finance	Korea
KB-SJ Tourism Venture Fund [1]	18.52		4,599		3,773		3,773	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		957		957	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund [1]	14.56		23,801		25,144		25,144	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 [2]	37.69		18,041		16,539		16,539	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund [2]	44.29		21,375		19,180		19,180	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,542		9,542	Investment finance	Korea
All Together Korea Fund No.2 [5]	99.99		10,000		10,244		10,244	Asset management	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.1 Details of investments in associates and joint ventures as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	12.00	~~W~~	10,006	~~W~~	12,554	~~W~~	12,554	Asset management	Korea
December & Company Inc. [1]	16.78		29,951		3,735		16,029	Investment finance	Korea
2020 KB Fintech Renaissance Fund [1]	5.05		550		630		630	Investment finance	Korea
KB Material and Parts No.1 PEF [1]	14.47		3,400		3,321		3,321	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		12,775		10,483		10,483	Investment finance	Korea
G payment Joint Stock Company	43.84		9,029		2,917		9,281	Investment advisory and securities trading	Vietnam
KB-GeneN Medical Venture Fund No.1	22.52		2,000		1,965		1,965	Investment finance	Korea
KB-BridgePole Venture Investment Fund [1]	6.30		850		835		835	Investment finance	Korea
KB-Kyobo New Mobility Power Fund	28.57		3,000		2,826		2,826	Investment finance	Korea
DA-Friend New Technology Investment Fund No.2	27.06		988		949		949	Investment finance	Korea
Cornerstone Pentastone Fund No.4	21.52		818		792		792	Investment finance	Korea
SKS-VLP New Technology Investment Fund No.2	23.11		1,156		1,121		1,121	Investment finance	Korea
Star-Lord General Investors Private Real Estate Investment Company No.10	26.24		46,700		45,157		—	Real estate investment	Korea
KB-Badgers Future Mobility ESG Fund No.1	40.91		2,137		1,475		1,475	Investment finance	Korea
JS Private Equity Fund No.3	20.48		1,700		1,664		1,664	Investment finance	Korea
Mirae Asset Mobility Investment Fund No.1	22.99		2,000		1,979		1,979	Investment finance	Korea
KB-FT 1st Green Growth Investment Fund [1]	10.34		2,000		1,970		1,970	Investment finance	Korea
Glenwood Credit Private Equity Fund No.2	29.89		42,000		43,468		43,468	Investment finance	Korea
THE CHAEUL FUND NO.1	31.25		1,000		989		989	Investment finance	Korea
Smart Korea KB Future9-Sejong Venture Fund	38.46		2,000		1,870		1,870	Investment finance	Korea
KB-KTB Technology Venture Fund [2]	50.90		16,800		16,256		16,256	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.1 Details of investments in associates and joint ventures as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-SOLIDUS Healthcare Investment Fund [2]	88.23	~~W~~	19,800	~~W~~	18,651	~~W~~	18,651	Investment finance	Korea
Paramark KB Fund No.1[1]	17.34		12,199		10,966		10,966	Investment finance	Korea
KB Co-Investment Private Equity Fund No.1 [1]	7.12		7,268		7,269		7,233	Investment finance	Korea
POSITIVE Sobujang Venture Fund No.1	43.96		2,000		1,977		1,977	Investment finance	Korea
History 2022 Fintech Fund	34.78		2,000		1,981		1,981	Investment finance	Korea
PEBBLES-MW M.C.E New Technology Investment Fund 1st	23.26		2,000		1,982		1,982	Investment finance	Korea
KB-NP Green ESG New Technology Venture Capital Fund	29.85		9,350		9,043		9,043	Investment finance	Korea
TMAP Mobility Co., Ltd. [1]	8.25		200,000		61,518		194,455	Application software development and supply	Korea
Nextrade Co., Ltd. [1]	6.64		9,700		9,700		9,700	Investment finance	Korea
Shinhan Global Mobility Fund No.1	24.56		1,345		1,345		1,345	Investment finance	Korea
SKB Next Unicorn K-Battery Fund No.1	24.84		1,995		1,995		1,995	Investment finance	Korea
Others			2,029		(741)		1,049

		~~W~~	743,867	~~W~~	558,981	~~W~~	682,670

[1]

As of December 31, 2023 and 2022, the Group can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

[2]

In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

[3]	The ownership of Paycoms Co., Ltd. would be 21.68% as of December 31, 2022, considering the potential voting rights of convertible bonds.
[4]	The ownership of Food Factory Co., Ltd. would be 30.00% and 30.00% as of December 31, 2023 and 2022, respectively, considering the potential voting rights of convertible bonds.
[5]	As of December 31, 2023 and 2022, the Group participates in the investment management committee but cannot exercise control.

In accordance with Korean IFRS No.1028 Investments in Associates and Joint Ventures, the Group elected an exemption from applying the equity method for 57 companies including Banksalad Co., Ltd. and classified them as financial assets at fair value through profit or loss.

Although the Group holds 20% or more of the ownership, investment trusts with limited influence on related activities according to trust contracts, and companies with limited influence on related activities due to bankruptcy and corporate rehabilitation proceedings are excluded from associates.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2023 and 2022, are as follows:

	December 31, 2023 *
(In millions of Korean won)	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
KB-KDBC Pre-IPO New Technology Business Investment Fund	~~W~~	9,095	~~W~~	1	~~W~~	5,400	~~W~~	9,094	~~W~~	6,062	~~W~~	1	~~W~~	6,063
Balhae Infrastructure Company		818,545		74,665		794,860		743,880		93,803		(37)		93,766
Aju Good Technology Venture Fund		37,569		395		900		37,174		14,297		(1)		14,296
Incheon Bridge Co., Ltd.		518,134		602,460		61,096		(84,326)		(12,640)		12,640		—
Big Dipper Co., Ltd.		813		285		495		528		94		—		94
Food Factory Co., Ltd.		9,138		6,196		450		2,942		654		829		1,483
KBSP Private Equity Fund No.4		16,807		571		39,700		16,236		2,495		(1)		2,494
Korea Credit Bureau Co., Ltd.		131,164		68,756		10,000		62,408		5,617		—		5,617
KB Social Impact Investment Fund		16,440		263		15,000		16,177		4,853		—		4,853
KB-Solidus Global Healthcare Fund		41,567		517		3,000		41,050		17,789		696		18,485
POSCO-KB Shipbuilding Fund		16,520		1,357		5,840		15,163		4,738		—		4,738
KB-TS Technology Venture Private Equity Fund		28,233		6,139		16,200		22,094		12,372		—		12,372
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		14,441		—		—		14,441		6,145		(750)		5,395
KB-SJ Tourism Venture Fund		18,003		498		24,840		17,505		3,242		—		3,242
UNION Media Commerce Fund		3,318		32		3,450		3,286		952		—		952
KB-Stonebridge Secondary Private Equity Fund		129,860		205		115,598		129,655		18,885		—		18,885
KB SPROTT Renewable Private Equity Fund No.1		42,868		379		46,868		42,489		15,946		(36)		15,910
KB-UTC Inno-Tech Venture Fund		35,978		573		43,180		35,405		15,680		2,297		17,977
WJ Private Equity Fund No.1		35,342		161		37,100		35,181		9,483		(1)		9,482

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023 *
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
All Together Korea Fund No.2	~~W~~	10,543	~~W~~	1	~~W~~	10,001	~~W~~	10,542	~~W~~	10,541	~~W~~	—	~~W~~	10,541
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		145,519		474		76,400		145,045		17,810		—		17,810
2020 KB Fintech Renaissance Fund		20,664		38		10,900		20,626		1,041		—		1,041
KB Material and Parts No.1 PEF		22,808		2		23,500		22,806		3,300		—		3,300
FineKB Private Equity Fund No.1		30,930		141		42,600		30,789		7,697		—		7,697
G payment Joint Stock Company		10,018		2,386		2,950		7,632		3,319		5,647		8,966
KB-GeneN Medical Venture Fund No.1		8,583		48		8,880		8,535		1,922		1		1,923
KB-BridgePole Venture Investment Fund		13,781		72		2,160		13,709		863		—		863
KB-Kyobo New Mobility Power Fund		9,216		40		10,500		9,176		2,622		—		2,622
DA-Friend New Technology Investment Fund No.2		3,502		74		3,650		3,428		927		1		928
Cornerstone Pentastone Fund No.4		3,623		22		3,800		3,601		775		—		775
Star-Lord General Investors Private Real Estate Investment Company No.10		522,947		419,224		178,000		103,723		27,213		(27,213)		—
KB-Badgers Future Mobility ESG Fund No.1		15,600		672		18,766		14,928		6,106		(1)		6,105
JS Private Equity Fund No.3		9,090		1		8,300		9,089		1,862		—		1,862
Mirae Asset Mobility Investment Fund No.1		8,551		74		8,700		8,477		1,949		—		1,949
KB-FT 1st Green Growth Investment Fund 1		18,649		—		19,345		18,649		1,928		—		1,928

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023 *
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
Glenwood Credit Private Equity Fund No.2	~~W~~	147,385	~~W~~	455	~~W~~	140,500	~~W~~	146,930	~~W~~	43,922	~~W~~	—	~~W~~	43,922
THE CHAEUL FUND NO.1		3,111		—		3,200		3,111		972		—		972
Smart Korea KB Future9-Sejong Venture Fund		6,314		81		6,152		6,233		2,398		—		2,398
KB-KTB Technology Venture Fund		42,263		246		44,000		42,017		21,389		2		21,391
KB-SOLIDUS Healthcare Investment Fund		44,875		330		47,190		44,545		41,326		(1,154)		40,172
Paramark KB Fund No.1		78,715		28		89,441		78,687		13,645		—		13,645
KB Co-Investment Private Equity Fund No.1		131,929		257		133,075		131,672		9,477		(101)		9,376
POSITIVE Sobujang Venture Fund No.1		4,494		23		4,550		4,471		1,965		—		1,965
History 2022 Fintech Fund		5,611		39		5,750		5,572		1,938		—		1,938
KB-NP Green ESG New Technology Venture Capital Fund		68,228		1,193		70,557		67,035		19,429		—		19,429
TMAP Mobility Co., Ltd.		849,894		220,824		8,680		629,070		51,866		131,706		183,572
Nextrade Co., Ltd.		139,245		296		146,100		138,949		9,225		—		9,225
Shinhan Global Mobility Fund No.1		5,389		1		5,700		5,388		1,324		—		1,324
SKB Next Unicorn K-Battery Fund No.1		7,609		—		7,700		7,609		1,890		—		1,890
Lakewood-AVES Fund No.1		5,065		4		5,120		5,061		1,977		—		1,977
MW-Pyco NewWave New Technology Investment Fund 4th		3,832		—		3,900		3,832		1,965		—		1,965
Bitgoeul Cheomdan Green 1st Co., Ltd		877		6		1,000		871		165		—		165
KB-SUSUNG 1st Investment Fund		19,690		—		20,000		19,690		2,953		—		2,953

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	December 31, 2023 *
	Total assets	Total liabilities	Paid-in capital	Equity	Share of net asset amount	Unrealized gains (losses) and others	Consolidated carrying amount
Friend 55 New Technology Business Investment Fund	2,220	3	2,250	2,217	1,182	—	1,182
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP	132,025	11	132,331	132,014	26,969	—	26,969
DSIP-Pharos Bioenergy Fund	48,307	44	11,730	48,263	16,458	—	16,458
Shinhan-Eco Venture Fund 2nd	9,067	66	9,125	9,001	1,800	—	1,800
Leading H2O Fund 1	3,088	1	3,110	3,087	1,489	—	1,489
2023 JB Newtech No.2 Fund	6,946	2	7,000	6,944	1,786	—	1,786
U-KB Credit No.1 Private Equity	20,557	6	20,700	20,551	6,851	(1)	6,850
KB-BridgePole Venture Investment Fund No.2	10,502	41	10,500	10,461	1,494	—	1,494
Sirius Silicon Valley I New Technology Fund	2,040	2	2,100	2,038	485	—	485

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023 *
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
KB-KDBC Pre-IPO New Technology Business Investment Fund	~~W~~	—	~~W~~	(12)	~~W~~	—	~~W~~	(12)	~~W~~	—
Balhae Infrastructure Company		126,682		121,783		—		121,783		9,582
Aju Good Technology Venture Fund		20,386		15,176		—		15,176		3,577
Incheon Bridge Co., Ltd.		128,860		22,110		—		22,110		—
Big Dipper Co., Ltd.		324		(242)		—		(242)		—
Food Factory Co., Ltd.		10,283		(89)		—		(89)		—
KBSP Private Equity Fund No.4		3,894		4,073		—		4,073		—
Korea Credit Bureau Co., Ltd.		163,707		8,012		—		8,012		90
KB Social Impact Investment Fund		2,230		1,958		—		1,958		—
KB-Solidus Global Healthcare Fund		42,005		36,193		—		36,193		10,920
POSCO-KB Shipbuilding Fund		709		(191)		—		(191)		—
KB-TS Technology Venture Private Equity Fund		836		362		—		362		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		7,610		2,302		—		2,302		—
KB-SJ Tourism Venture Fund		664		(2,870)		—		(2,870)		—
UNION Media Commerce Fund		—		(16)		—		(16)		—
KB-Stonebridge Secondary Private Equity Fund		9,698		7,558		—		7,558		396
KB SPROTT Renewable Private Equity Fund No.1		26		(689)		—		(689)		—
KB-UTC Inno-Tech Venture Fund		758		(5,024)		2,208		(2,816)		3
WJ Private Equity Fund No.1		430		(218)		—		(218)		—
All Together Korea Fund No.2		303		297		—		297		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		58,734		47,415		—		47,415		—
2020 KB Fintech Renaissance Fund		8,289		8,134		—		8,134		—
KB Material and Parts No.1 PEF		451		90		—		90		34
FineKB Private Equity Fund No.1		820		(2,578)		—		(2,578)		16
G payment Joint Stock Company		11,434		(539)		—		(539)		—
KB-GeneN Medical Venture Fund No.1		—		(187)		—		(187)		—
KB-BridgePole Venture Investment Fund		22,202		21,916		—		21,916		638
KB-Kyobo New Mobility Power Fund		1		(715)		—		(715)		—
DA-Friend New Technology Investment Fund No.2		—		(78)		—		(78)		—
Cornerstone Pentastone Fund No.4		—		(81)		—		(81)		—
Star-Lord General Investors Private Real Estate Investment Company No.10		33,947		(55,599)		—		(55,599)		—
KB-Badgers Future Mobility ESG Fund No.1		150		(2,219)		—		(2,219)		—
JS Private Equity Fund No.3		1,135		963		—		963		—
Mirae Asset Mobility Investment Fund No.1		19		(133)		—		(133)		—
KB-FT 1st Green Growth Investment Fund 1		3		(402)		—		(402)		—
Glenwood Credit Private Equity Fund No.2		10,374		9,611		—		9,611		2,428
THE CHAEUL FUND NO.1		1		(55)		—		(55)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023 *
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
Smart Korea KB Future9-Sejong Venture Fund	~~W~~	667	~~W~~	391	~~W~~	—	~~W~~	391	~~W~~	—
KB-KTB Technology Venture Fund		166		(917)		—		(917)		—
KB-SOLIDUS Healthcare Investment Fund		16		(1,344)		—		(1,344)		—
Paramark KB Fund No.1		1,085		(3,824)		—		(3,824)		—
KB Co-Investment Private Equity Fund No.1		21		(908)		—		(908)		—
POSITIVE Sobujang Venture Fund No.1		75		(28)		—		(28)		—
History 2022 Fintech Fund		1		(123)		—		(123)		—
KB-NP Green ESG New Technology Venture Capital Fund		21		(2,463)		—		(2,463)		—
TMAP Mobility Co., Ltd.		294,016		(100,432)		—		(100,432)		—
Nextrade Co., Ltd.		—		(7,150)		—		(7,150)		—
Shinhan Global Mobility Fund No.1		—		(115)		—		(115)		—
SKB Next Unicorn K-Battery Fund No.1		123		(87)		—		(87)		—
Lakewood-AVES Fund No.1		—		(60)		—		(60)		—
MW-Pyco NewWave New Technology Investment Fund 4th		1		(68)		—		(68)		—
Bitgoeul Cheomdan Green 1st Co., Ltd.		—		(124)		—		(124)		—
KB-SUSUNG 1st Investment Fund		47		(310)		—		(310)		—
Friend 55 New Technology Business Investment Fund		3		(33)		—		(33)		—
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP		—		(225)		(93)		(318)		—
DSIP-Pharos Bioenergy Fund		36,813		36,533		—		36,533		—
Shinhan-Eco Venture Fund 2nd		2		(125)		—		(125)		—
Leading H2O Fund 1		5		(23)		—		(23)		—
2023 JB Newtech No.2 Fund		2		(56)		—		(56)		—
U-KB Credit No.1 Private Equity		345		(149)		—		(149)		—
KB-BridgePole Venture Investment Fund No.2		2		(39)		—		(39)		—
Sirius Silicon Valley I New Technology Fund		1		(62)		—		(62)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022 *
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
KB-KDBC Pre-IPO New Technology Business Investment Fund	~~W~~	9,226	~~W~~	260	~~W~~	5,400	~~W~~	8,966	~~W~~	5,978	~~W~~	—	~~W~~	5,978
Balhae Infrastructure Company		781,317		62,422		765,686		718,895		90,653		(36)		90,617
Aju Good Technology Venture Fund		58,749		7,171		21,180		51,578		19,840		(4)		19,836
KG Capital Co., Ltd.		85,077		43,749		20,000		41,328		20,250		(1,088)		19,162
Incheon Bridge Co., Ltd.		554,738		661,227		61,096		(106,489)		(15,963)		15,963		—
Big Dipper Co., Ltd.		642		308		493		334		60		—		60
Paycoms Co., Ltd.		3,781		2,032		926		1,749		201		12		213
Food Factory Co., Ltd.		8,599		5,468		450		3,131		696		703		1,399
KBSP Private Equity Fund No.4		13,432		776		40,800		12,656		1,892		—		1,892
Korea Credit Bureau Co., Ltd.		155,165		100,065		10,000		55,100		4,959		—		4,959
KB Social Impact Investment Fund		14,658		439		15,000		14,219		4,266		—		4,266
KB-Solidus Global Healthcare Fund		50,796		639		23,100		50,157		21,735		697		22,432
POSCO-KB Shipbuilding Fund		15,675		321		5,840		15,354		4,798		—		4,798
KB-TS Technology Venture Private Equity Fund		30,346		5,714		17,400		24,632		13,794		—		13,794
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		42,538		705		31,020		41,833		17,801		(750)		17,051
KB-SJ Tourism Venture Fund		20,926		551		24,840		20,375		3,773		—		3,773
UNION Media Commerce Fund		3,319		18		3,450		3,301		957		—		957
KB-Stonebridge Secondary Private Equity Fund		172,979		349		163,413		172,630		25,144		—		25,144
KB SPROTT Renewable Private Equity Fund No.1		44,880		996		47,868		43,884		16,539		—		16,539

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022 *
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
KB-UTC Inno-Tech Venture Fund	~~W~~	44,111	~~W~~	809	~~W~~	48,260	~~W~~	43,302	~~W~~	19,180	~~W~~	—	~~W~~	19,180
WJ Private Equity Fund No.1		35,561		161		37,100		35,400		9,542		—		9,542
All Together Korea Fund No.2		10,246		1		10,001		10,245		10,244		—		10,244
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		102,827		498		81,100		102,329		12,554		—		12,554
December & Company Inc.		35,602		13,271		37,367		22,331		3,735		12,294		16,029
2020 KB Fintech Renaissance Fund		12,529		38		10,900		12,491		630		—		630
KB Material and Parts No.1 PEF		22,953		2		23,500		22,951		3,321		—		3,321
FineKB Private Equity Fund No.1		43,759		1,828		51,100		41,931		10,483		—		10,483
G payment Joint Stock Company		10,177		3,523		2,950		6,654		2,917		6,364		9,281
KB-GeneN Medical Venture Fund No.1		8,770		48		8,880		8,722		1,965		—		1,965
KB-BridgePole Venture Investment Fund		13,331		73		13,500		13,258		835		—		835
KB-Kyobo New Mobility Power Fund		9,932		40		10,500		9,892		2,826		—		2,826
DA-Friend New Technology Investment Fund No.2		3,527		21		3,650		3,506		949		—		949
Cornerstone Pentastone Fund No.4		3,704		23		3,800		3,681		792		—		792
SKS-VLP New Technology Investment Fund No.2		4,855		2		5,001		4,853		1,121		—		1,121
Star-Lord General Investors Private Real Estate Investment Company No.10		585,401		413,283		178,000		172,118		45,157		(45,157)		—
KB-Badgers Future Mobility ESG Fund No.1		3,607		—		5,225		3,607		1,475		—		1,475

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022 *
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
JS Private Equity Fund No.3	~~W~~	8,126	~~W~~	1	~~W~~	8,300	~~W~~	8,125	~~W~~	1,664	~~W~~	—	~~W~~	1,664
Mirae Asset Mobility Investment Fund No.1		8,683		73		8,700		8,610		1,979		—		1,979
KB-FT 1st Green Growth Investment Fund 1		19,051		—		19,345		19,051		1,970		—		1,970
Glenwood Credit Private Equity Fund No.2		145,787		376		140,500		145,411		43,468		—		43,468
THE CHAEUL FUND NO.1		3,166		—		3,200		3,166		989		—		989
Smart Korea KB Future9-Sejong Venture Fund		4,862		—		5,200		4,862		1,870		—		1,870
KB-KTB Technology Venture Fund		32,214		280		33,000		31,934		16,256		—		16,256
KB-SOLIDUS Healthcare Investment Fund		21,483		345		22,440		21,138		18,651		—		18,651
Paramark KB Fund No.1		63,260		22		70,169		63,238		10,966		—		10,966
KB Co-Investment Private Equity Fund No.1		101,771		198		102,067		101,573		7,269		(36)		7,233
POSITIVE Sobujang Venture Fund No.1		4,521		23		4,550		4,498		1,977		—		1,977
History 2022 Fintech Fund		5,695		—		5,750		5,695		1,981		—		1,981
PEBBLES-MW M.C.E New Technology Investment Fund 1st		8,562		40		8,600		8,522		1,982		—		1,982
KB-NP Green ESG New Technology Venture Capital Fund		31,838		638		32,260		31,200		9,043		—		9,043
TMAP Mobility Co., Ltd.		920,597		174,696		8,677		745,901		61,518		132,937		194,455
Nextrade Co., Ltd.		146,100		—		146,100		146,100		9,700		—		9,700
Shinhan Global Mobility Fund No.1		5,474		—		5,700		5,474		1,345		—		1,345
SKB Next Unicorn K-Battery Fund No.1		5,705		14		5,691		5,691		1,995		—		1,995

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022 *
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
KB-KDBC Pre-IPO New Technology Business Investment Fund	~~W~~	1,699	~~W~~	(917)	~~W~~	—	~~W~~	(917)	~~W~~	—
Balhae Infrastructure Company		100,720		133,964		—		133,964		16,646
Aju Good Technology Venture Fund		22,381		6,018		—		6,018		1,200
KG Capital Co., Ltd.		11,569		474		374		848		—
Incheon Bridge Co., Ltd.		130,456		23,754		—		23,754		—
Big Dipper Co., Ltd.		834		(672)		—		(672)		—
Paycoms Co., Ltd.		1,266		399		—		399		—
Food Factory Co., Ltd.		9,059		605		—		605		—
KBSP Private Equity Fund No.4		6		(24,985)		—		(24,985)		—
Korea Credit Bureau Co., Ltd.		144,906		13,809		—		13,809		—
KB Social Impact Investment Fund		240		(55)		—		(55)		—
KB-Solidus Global Healthcare Fund		2,952		(15,775)		—		(15,775)		—
POSCO-KB Shipbuilding Fund		1,721		1,072		—		1,072		—
KB-TS Technology Venture Private Equity Fund		1,043		2,682		—		2,682		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		11,851		1,541		—		1,541		—
KB-SJ Tourism Venture Fund		719		145		—		145		—
UNION Media Commerce Fund		—		(8)		—		(8)		—
KB-Stonebridge Secondary Private Equity Fund		22,445		20,887		—		20,887		2,006
KB SPROTT Renewable Private Equity Fund No.1		—		(1,020)		—		(1,020)		—
KB-UTC Inno-Tech Venture Fund		—		(905)		(1,647)		(2,552)		—
WJ Private Equity Fund No.1		430		(229)		—		(229)		—
All Together Korea Fund No.2		179		173		—		173		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		21,470		5,713		—		5,713		—
December & Company Inc.		868		(32,002)		—		(32,002)		—
2020 KB Fintech Renaissance Fund		395		243		—		243		—
KB Material and Parts No.1 PEF		451		83		—		83		34
FineKB Private Equity Fund No.1		14,244		(7,938)		—		(7,938)		—
G payment Joint Stock Company		3,401		(831)		—		(831)		—
KB-GeneN Medical Venture Fund No.1		1		(158)		—		(158)		—
KB-BridgePole Venture Investment Fund		4		(242)		—		(242)		—
KB-Kyobo New Mobility Power Fund		2		(608)		—		(608)		—
DA-Friend New Technology Investment Fund No.2		—		(144)		—		(144)		—
Cornerstone Pentastone Fund No.4		—		(119)		—		(119)		—
SKS-VLP New Technology Investment Fund No.2		1		(148)		—		(148)		—
Star-Lord General Investors Private Real Estate Investment Company No.10		16,792		(4,254)		—		(4,254)		—
KB-Badgers Future Mobility ESG Fund No.1		—		(1,618)		—		(1,618)		—
JS Private Equity Fund No.3		—		(175)		—		(175)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022 *
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
Mirae Asset Mobility Investment Fund No.1	~~W~~	9	~~W~~	(90)	~~W~~	—	~~W~~	(90)	~~W~~	—
KB-FT 1st Green Growth Investment Fund 1		5		(294)		—		(294)		—
Glenwood Credit Private Equity Fund No.2		5,286		4,911		—		4,911		—
THE CHAEUL FUND NO.1		—		(34)		—		(34)		—
Smart Korea KB Future9-Sejong Venture Fund		13		(236)		—		(236)		—
KB-KTB Technology Venture Fund		134		(973)		—		(973)		—
KB-SOLIDUS Healthcare Investment Fund		14		(1,302)		—		(1,302)		—
Paramark KB Fund No.1		581		(6,010)		—		(6,010)		—
KB Co-Investment Private Equity Fund No.1		14		(494)		—		(494)		—
POSITIVE Sobujang Venture Fund No.1		1		(52)		—		(52)		—
History 2022 Fintech Fund		—		(55)		—		(55)		—
PEBBLES-MW M.C.E New Technology Investment Fund 1st		—		(78)		—		(78)		—
KB-NP Green ESG New Technology Venture Capital Fund		19		(1,059)		—		(1,059)		—
TMAP Mobility Co., Ltd.		139,792		(132,476)		—		(132,476)		—
Nextrade Co., Ltd.		—		—		—		—		—
Shinhan Global Mobility Fund No.1		—		(226)		—		(226)		—
SKB Next Unicorn K-Battery Fund No.1		1		—		—		—		—

*

The condensed financial information of the associates and joint ventures is adjusted to reflect adjustments, such as fair value adjustments recognized at the time of acquisition and adjustments for differences in accounting policies.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023 *
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income (loss)		Others		Ending
KB-KDBC Pre-IPO New Technology Business Investment Fund	~~W~~	5,978	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	85	~~W~~	—	~~W~~	—	~~W~~	6,063
Balhae Infrastructure Company		90,617		—		(1,079)		(9,582)		13,810		—		—		93,766
Hahn & Company No. 4-3 Private Equity Fund		—		8,188		(7,253)		—		(935)		—		—		—
Aju Good Technology Venture Fund		19,836		—		(7,800)		(3,577)		5,837		—		—		14,296
SY Auto Capital Co., Ltd.		19,162		—		—		—		252		(2)		(19,412)		—
Big Dipper Co., Ltd.		60		—		—		—		17		17		—		94
Paycoms Co., Ltd.		213		—		—		—		(57)		—		(156)		—
Food Factory Co., Ltd.		1,399		—		—		—		83		1		—		1,483
KBSP Private Equity Fund No.4		1,892		—		—		—		509		93		—		2,494
Korea Credit Bureau Co., Ltd.		4,959		—		—		(90)		748		—		—		5,617
KB Social Impact Investment Fund		4,266		—		—		—		587		—		—		4,853
KB-Solidus Global Healthcare Fund		22,432		—		(8,710)		(10,920)		15,683		—		—		18,485
POSCO-KB Shipbuilding Fund		4,798		—		—		—		(60)		—		—		4,738
KB-TS Technology Venture Private Equity Fund		13,794		—		(672)		—		(750)		—		—		12,372
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		17,051		—		(13,200)		—		1,544		—		—		5,395
KB-SJ Tourism Venture Fund		3,773		—		—		—		(531)		—		—		3,242
UNION Media Commerce Fund		957		—		—		—		(5)		—		—		952
KB-Stonebridge Secondary Private Equity Fund		25,144		—		(6,964)		(396)		1,101		—		—		18,885
KB SPROTT Renewable Private Equity Fund No.1		16,539		—		(475)		—		(154)		—		—		15,910
KB-UTC Inno-Tech Venture Fund		19,180		—		(2,251)		(3)		399		652		—		17,977
WJ Private Equity Fund No.1		9,542		—		—		—		(60)		—		—		9,482
All Together Korea Fund No.2		10,244		—		—		—		297		—		—		10,541

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023 *
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income (loss)		Others		Ending
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	~~W~~	12,554	~~W~~	1,800	~~W~~	(2,234)	~~W~~	—	~~W~~	5,690	~~W~~	—	~~W~~	—	~~W~~	17,810
December & Company Inc.		16,029		—		(14,864)		—		—		—		(1,165)		—
2020 KB Fintech Renaissance Fund		630		—		—		—		411		—		—		1,041
KB Material and Parts No.1 PEF		3,321		—		—		(34)		13		—		—		3,300
FineKB Private Equity Fund No.1		10,483		—		(2,125)		(16)		(645)		—		—		7,697
G payment Joint Stock Company		9,281		—		(79)		—		(236)		—		—		8,966
KB-GeneN Medical Venture Fund No.1		1,965		—		—		—		(42)		—		—		1,923
KB-BridgePole Venture Investment Fund		835		—		(714)		(638)		1,380		—		—		863
KB-Kyobo New Mobility Power Fund		2,826		—		—		—		(204)		—		—		2,622
DA-Friend New Technology Investment Fund No.2		949		—		—		—		(21)		—		—		928
Cornerstone Pentastone Fund No.4		792		—		—		—		(17)		—		—		775
SKS-VLP New Technology Investment Fund No.2		1,121		—		(1,121)		—		—		—		—		—
KB-Badgers Future Mobility ESG Fund No.1		1,475		5,538		—		—		(908)		—		—		6,105
JS Private Equity Fund No.3		1,664		—		—		—		198		—		—		1,862
Mirae Asset Mobility Investment Fund No.1		1,979		—		—		—		(30)		—		—		1,949
KB-FT 1st Green Growth Investment Fund 1		1,970		—		—		—		(42)		—		—		1,928
Glenwood Credit Private Equity Fund No.2		43,468		—		—		(2,428)		2,882		—		—		43,922
THE CHAEUL FUND NO.1		989		—		—		—		(17)		—		—		972
Smart Korea KB Future9-Sejong Venture Fund		1,870		1,000		(634)		—		162		—		—		2,398
KB-KTB Technology Venture Fund		16,256		5,601		—		—		(466)		—		—		21,391

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023 *
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income (loss)		Others		Ending
KB-SOLIDUS Healthcare Investment Fund	~~W~~	18,651	~~W~~	22,752	~~W~~	(12)	~~W~~	—	~~W~~	(1,219)	~~W~~	—	~~W~~	—	~~W~~	40,172
Paramark KB Fund No.1		10,966		3,342		—		—		(663)		—		—		13,645
KB Co-Investment Private Equity Fund No.1		7,233		2,208		—		—		(65)		—		—		9,376
POSITIVE Sobujang Venture Fund No.1		1,977		—		—		—		(12)		—		—		1,965
History 2022 Fintech Fund		1,981		—		—		—		(43)		—		—		1,938
PEBBLES-MW M.C.E New Technology Investment Fund 1st		1,982		—		(1,982)		—		—		—		—		—
KB-NP Green ESG New Technology Venture Capital Fund		9,043		11,099		—		—		(713)		—		—		19,429
TMAP Mobility Co., Ltd.		194,455		—		(19)		—		(11,893)		1,029		—		183,572
Nextrade Co., Ltd.		9,700		—		—		—		(475)		—		—		9,225
Shinhan Global Mobility Fund No.1		1,345		—		—		—		(21)		—		—		1,324
SKB Next Unicorn K-Battery Fund No.1		1,995		—		(87)		—		(18)		—		—		1,890
Lakewood-AVES Fund No.1		—		2,000		—		—		(23)		—		—		1,977
MW-Pyco NewWave New Technology Investment Fund 4th		—		2,000		—		—		(35)		—		—		1,965
Bitgoeul Cheomdan Green 1st Co., Ltd.		—		190		—		—		(24)		(1)		—		165
KB-SUSUNG 1st Investment Fund		—		3,000		—		—		(47)		—		—		2,953
Friend 55 New Technology Business Investment Fund		—		1,200		—		—		(18)		—		—		1,182
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP		—		27,034		—		—		(46)		(19)		—		26,969
DSIP-Pharos Bioenergy Fund		—		4,000		—		—		12,458		—		—		16,458
Shinhan-Eco Venture Fund 2nd		—		1,825		—		—		(25)		—		—		1,800
Leading H2O Fund 1		—		1,500		—		—		(11)		—		—		1,489
2023 JB Newtech No.2 Fund		—		1,800		—		—		(14)		—		—		1,786

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023 *
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income (loss)		Others		Ending
U-KB Credit No.1 Private Equity	~~W~~	—	~~W~~	6,900	~~W~~	—	~~W~~	—	~~W~~	(50)	~~W~~	—	~~W~~	—	~~W~~	6,850
KB-BridgePole Venture Investment Fund No.2		—		1,500		—		—		(6)		—		—		1,494
Sirius Silicon Valley I New Technology Fund		—		500		—		—		(15)		—		—		485
Others		1,049		15		(208)		—		1,899		(1,739)		—		1,016

	~~W~~	682,670	~~W~~	114,992	~~W~~	(72,483)	~~W~~	(27,684)	~~W~~	45,429	~~W~~	31	~~W~~	(20,733)	~~W~~	722,222

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022 *
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income (loss)		Ending
KB Pre IPO Secondary Venture Fund No.1	~~W~~	1,622	~~W~~	—	~~W~~	(1,429)	~~W~~	—	~~W~~	(193)	~~W~~	—	~~W~~	—
KB-KDBC Pre-IPO New Technology Business Investment Fund		11,789		—		(5,200)		—		(611)		—		5,978
KB Star Office Private Real Estate Master Fund No.1		26,240		—		(5,960)		(20,280)		—		—		—
Balhae Infrastructure Company		99,785		—		(9,408)		(16,646)		16,886		—		90,617
Aju Good Technology Venture Fund		22,921		—		(4,200)		(1,200)		2,315		—		19,836
KG Capital Co., Ltd.		18,222		—		—		—		757		183		19,162
Big Dipper Co., Ltd.		—		291		—		—		(231)		—		60
Paycoms Co., Ltd.		525		—		—		—		(312)		—		213
Food Factory Co., Ltd.		1,320		—		—		—		132		(53)		1,399
KBSP Private Equity Fund No.4		5,628		—		—		—		(3,736)		—		1,892
Korea Credit Bureau Co., Ltd.		4,497		—		—		—		462		—		4,959
KB Social Impact Investment Fund		4,282		—		—		—		(16)		—		4,266
KB-Solidus Global Healthcare Fund		48,898		—		(19,630)		—		(6,836)		—		22,432
POSCO-KB Shipbuilding Fund		5,413		—		(950)		—		335		—		4,798
KB-TS Technology Venture Private Equity Fund		16,828		—		(4,536)		—		1,502		—		13,794
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		28,919		—		(12,800)		—		932		—		17,051
KB-SJ Tourism Venture Fund		4,146		—		(400)		—		27		—		3,773
UNION Media Commerce Fund		959		—		—		—		(2)		—		957
KB-Stonebridge Secondary Private Equity Fund		21,948		4,370		(2,210)		(2,006)		3,042		—		25,144
KB SPROTT Renewable Private Equity Fund No.1		4,680		12,246		—		—		(387)		—		16,539
KB-UTC Inno-Tech Venture Fund		20,972		—		—		—		(1,306)		(486)		19,180

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022 *
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income (loss)		Ending
WJ Private Equity Fund No.1	~~W~~	9,604	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(62)	~~W~~	—	~~W~~	9,542
All Together Korea Fund No.2		10,070		—		—		—		174		—		10,244
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		15,254		1,320		(4,706)		—		686		—		12,554
Project Vanilla Co., Ltd.		525		—		(525)		—		—		—		—
December & Company Inc.		21,388		—		(49)		—		(5,353)		43		16,029
2020 KB Fintech Renaissance Fund		618		—		—		—		12		—		630
KB Material and Parts No.1 PEF		3,343		—		—		(34)		12		—		3,321
FineKB Private Equity Fund No.1		8,067		7,500		(3,100)		—		(1,984)		—		10,483
KB Bio Private Equity No.3 Ltd.		9,950		—		(3,922)		(6,028)		—		—		—
G payment Joint Stock Company		9,350		295		—		—		(364)		—		9,281
Apollo REIT PropCo LLC		—		19,968		(19,968)		—		—		—		—
KB-GeneN Medical Venture Fund No.1		—		2,000		—		—		(35)		—		1,965
KB-BridgePole Venture Investment Fund		—		850		—		—		(15)		—		835
KB-Kyobo New Mobility Power Fund		—		3,000		—		—		(174)		—		2,826
DA-Friend New Technology Investment Fund No.2		—		988		—		—		(39)		—		949
Cornerstone Pentastone Fund No.4		—		818		—		—		(26)		—		792
SKS-VLP New Technology Investment Fund No.2		—		1,156		—		—		(35)		—		1,121
Star-Lord General Investors Private Real Estate Investment Company No.10		—		46,700		—		—		(46,700)		—		—
KB-Badgers Future Mobility ESG Fund No.1		—		2,137		—		—		(662)		—		1,475
JS Private Equity Fund No.3		—		1,700		—		—		(36)		—		1,664

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022 *
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income (loss)		Ending
Mirae Asset Mobility Investment Fund No.1		—		2,000		—		—		(21)		—		1,979
KB-FT 1st Green Growth Investment Fund [1]		—		2,000		—		—		(30)		—		1,970
Glenwood Credit Private Equity Fund No.2		—		42,000		—		—		1,468		—		43,468
THE CHAEUL FUND NO.1		—		1,000		—		—		(11)		—		989
Smart Korea KB Future9-Sejong Venture Fund		962		1,000		—		—		(92)		—		1,870
KB-KTB Technology Venture Fund		5,554		11,200		—		—		(498)		—		16,256
KB-SOLIDUS Healthcare Investment Fund		1,800		18,000		—		—		(1,149)		—		18,651
Paramark KB Fund No.1		1,850		12,444		(2,285)		—		(1,043)		—		10,966
KB Co-Investment Private Equity Fund No.1 [1]		—		7,268		—		—		(35)		—		7,233
POSITIVE Sobujang Venture Fund No.1		—		2,000		—		—		(23)		—		1,977
History 2022 Fintech Fund		—		2,000		—		—		(19)		—		1,981
PEBBLES-MW M.C.E New Technology Investment Fund 1st		—		2,000		—		—		(18)		—		1,982
KB-NP Green ESG New Technology Venture Capital Fund		—		9,350		—		—		(307)		—		9,043
TMAP Mobility Co., Ltd. [1]		—		200,000		—		—		(5,797)		252		194,455
Nextrade Co., Ltd. [1]		—		9,700		—		—		—		—		9,700
Shinhan Global Mobility Fund No.1		—		1,345		—		—		—		—		1,345
SKB Next Unicorn K-Battery Fund No.1		—		1,995		—		—		—		—		1,995
Others		789		50		(43)		—		75		178		1,049

	~~W~~	448,718	~~W~~	430,691	~~W~~	(101,321)	~~W~~	(46,194)	~~W~~	(49,341)	~~W~~	117	~~W~~	682,670

*	Gains on disposal of investments in associates and joint ventures amount to ~~W~~ 6,853 million ~~W~~ 20,585 million for the years ended December 31, 2023 and 2022, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.4 Unrecognized share of losses of investments in associates and joint ventures due to the discontinuation of recognizing share of losses, for the years ended December 31, 2023 and 2022, and accumulated amount of unrecognized losses as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Unrecognized losses (gains) for the period				Accumulated unrecognized losses
	2023		2022		December 31, 2023		December 31, 2022
DSMETAL Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	103	~~W~~	103
Incheon Bridge Co., Ltd.		(3,323)		(3,518)		12,640		15,963
Jungdong Steel Co., Ltd.		—		—		489		489
Shinla Construction Co., Ltd.		—		—		183		183
Jaeyang Industry Co., Ltd.		—		—		30		30
Terra Corporation		—		—		14		14
Jungdo Co., Ltd.		(120)		(8)		423		543
Jinseung Tech Co., Ltd.		(18)		—		—		18
Korea NM Tech Co., Ltd.		3		3		34		31
Chongil Machine & Tools Co., Ltd.		—		7		75		75
Skydigital Inc.		20		3		197		177
Imt Technology Co., Ltd.		—		—		—		—
Jo Yang Industrial Co., Ltd.		36		8		149		113
IDTECK Co., Ltd.		—		(144)		—		—
MJT&I Corp.		(1)		1		152		153
Dae-A Leisure Co., Ltd.		87		310		599		512
Il-Kwang Electronic Materials Co., Ltd.		—		(2)		158		158
Dongjo Co., Ltd.		(147)		696		549		696
Iwon Alloy Co., Ltd.		(1)		19		18		19
Chunsung-meat co., ltd.		9		24		33		24
ALTSCS CO., LTD.		395		1		396		1
RAND Bio Science Co., Ltd.		187		231		727		540
Star-Lord General Investors Private Real Estate Investment Company No.10		7,691		9,741		17,432		9,741

	~~W~~	4,818	~~W~~	7,372	~~W~~	34,401	~~W~~	29,583

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

14. Property and Equipment, and Investment Properties

14.1 Property and Equipment

14.1.1 Details of property and equipment as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,442,186	~~W~~	—	~~W~~	(4)	~~W~~	2,442,182
Buildings		2,449,394		(899,839)		(5,747)		1,543,808
Leasehold improvements		1,052,550		(976,520)		—		76,030
Equipment and vehicles		2,027,842		(1,774,850)		—		252,992
Construction in-progress		56,971		—		—		56,971
Right-of-use assets		1,608,541		(1,034,825)		—		573,716

	~~W~~	9,637,484	~~W~~	(4,686,034)	~~W~~	(5,751)	~~W~~	4,945,699

	December 31, 2022
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,416,730	~~W~~	—	~~W~~	(4)	~~W~~	2,416,726
Buildings		2,426,317		(839,137)		(5,747)		1,581,433
Leasehold improvements		1,020,095		(943,711)		—		76,384
Equipment and vehicles		2,070,374		(1,766,036)		—		304,338
Construction in-progress		28,045		—		—		28,045
Right-of-use assets		1,440,686		(856,145)		—		584,541

	~~W~~	9,402,247	~~W~~	(4,405,029)	~~W~~	(5,751)	~~W~~	4,991,467

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

14.1.2 Changes in property and equipment for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Beginning		Acquisition		Transfer [1]		Disposal		Depreciation [2]		Business combination		Others		Ending
Land	~~W~~	2,416,726	~~W~~	51,324	~~W~~	3,501	~~W~~	(2,074)	~~W~~	—	~~W~~	6,585	~~W~~	(33,880)	~~W~~	2,442,182
Buildings		1,581,433		28,344		22,976		(543)		(66,062)		677		(23,017)		1,543,808
Leasehold improvements		76,384		8,390		41,522		(170)		(52,555)		2		2,457		76,030
Equipment and vehicles		304,338		113,823		(14)		(1,217)		(164,724)		3,206		(2,420)		252,992
Construction in-progress		28,045		143,439		(89,168)		—		—		—		(25,345)		56,971
Right-of-use assets		584,541		556,043		(9,735)		(239,365)		(299,599)		672		(18,841)		573,716

	~~W~~	4,991,467	~~W~~	901,363	~~W~~	(30,918)	~~W~~	(243,369)	~~W~~	(582,940)	~~W~~	11,142	~~W~~	(101,046)	~~W~~	4,945,699

(In millions of Korean won)	2022
	Beginning		Acquisition		Transfer [1]		Disposal		Depreciation [2]		Business combination		Others		Ending
Land	~~W~~	2,548,181	~~W~~	678	~~W~~	(117,290)	~~W~~	(7,223)	~~W~~	—	~~W~~	—	~~W~~	(7,620)	~~W~~	2,416,726
Buildings		1,676,657		12,867		(39,460)		(7,860)		(66,044)		—		5,273		1,581,433
Leasehold improvements		88,251		12,533		36,379		(455)		(60,129)		8		(203)		76,384
Equipment and vehicles		311,183		159,109		1,899		(1,795)		(170,529)		30		4,441		304,338
Construction in-progress		39,579		110,378		(121,306)		(397)		—		—		(209)		28,045
Right-of-use assets		576,047		682,393		(2,640)		(416,712)		(296,509)		—		41,962		584,541

	~~W~~	5,239,898	~~W~~	977,958	~~W~~	(242,418)	~~W~~	(434,442)	~~W~~	(593,211)	~~W~~	38	~~W~~	43,644	~~W~~	4,991,467

[1]	Includes transfers with investment properties and assets held for sale.
[2]

Includes depreciation expenses amounting to ~~W~~ 62,098 million and ~~W~~ 62,256 million recorded as insurance service expenses, other operating expenses and others for the years ended December 31, 2023 and 2022, respectively.

14.1.3 Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Beginning		Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses of property and equipment	~~W~~	(5,751)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(5,751)

(In millions of Korean won)	2022
	Beginning		Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses of property and equipment	~~W~~	(5,751)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(5,751)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

14.2 Investment Properties

14.2.1 Details of investment properties as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,237,030	~~W~~	—	~~W~~	(486)	~~W~~	2,236,544
Buildings		2,027,919		(149,390)		(5,289)		1,873,240

	~~W~~	4,264,949	~~W~~	(149,390)	~~W~~	(5,775)	~~W~~	4,109,784

(In millions of Korean won)	December 31, 2022
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,496,007	~~W~~	—	~~W~~	(478)	~~W~~	1,495,529
Buildings		1,783,438		(125,428)		(5,199)		1,652,811

	~~W~~	3,279,445	~~W~~	(125,428)	~~W~~	(5,677)	~~W~~	3,148,340

14.2.2 Valuation techniques and inputs used to measure the fair value of investment properties as of December 31, 2023, are as follows:

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Inputs
Land and buildings	~~W~~	214,067	Cost approach method	- Price per square meter - Replacement cost
		2,463,969	Market comparison method	- Price per square meter
		686,260	Discounted cash flow method	- Prospective rental market growth rate - Period of vacancy - Rental ratio - Discount rate and others
		237,900	Income approach method	- Discount rate - Capitalization rate - Vacancy rate

Fair value of investment properties amounts to ~~W~~ 3,602,196 million and ~~W~~ 2,712,402 million as of December 31, 2023 and 2022, respectively. Investment properties are measured by qualified independent appraisers with recent experience in valuing similar properties in the same area. In addition, all investment properties are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

Rental income from above investment properties amounts to ~~W~~ 134,250 million and ~~W~~ 136,493 million for the years ended December 31, 2023 and 2022, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

14.2.3 Changes in investment properties for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)
	2023
	Beginning		Acquisition		Transfer *		Disposal		Depreciation		Others		Ending
Land	~~W~~	1,495,529	~~W~~	1,062,748	~~W~~	(3,080)	~~W~~	(268,800)	~~W~~	—	~~W~~	(49,853)	~~W~~	2,236,544
Buildings		1,652,811		456,680		1,190		(162,854)		(48,790)		(25,797)		1,873,240

	~~W~~	3,148,340	~~W~~	1,519,428	~~W~~	(1,890)	~~W~~	(431,654)	~~W~~	(48,790)	~~W~~	(75,650)	~~W~~	4,109,784

(In millions of Korean won)
	2022
	Beginning		Acquisition		Transfer *		Disposal		Depreciation		Others		Ending
Land	~~W~~	1,577,353	~~W~~	387,282	~~W~~	(64,630)	~~W~~	(414,335)	~~W~~	—	~~W~~	9,859	~~W~~	1,495,529
Buildings		937,591		880,545		(62,186)		(153,562)		(38,156)		88,579		1,652,811

	~~W~~	2,514,944	~~W~~	1,267,827	~~W~~	(126,816)	~~W~~	(567,897)	~~W~~	(38,156)	~~W~~	98,438	~~W~~	3,148,340

*	Includes transfers with property and equipment and assets held for sale.

15. Intangible Assets

15.1 Details of intangible assets as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)
	December 31, 2023
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying amount
Goodwill	~~W~~	918,913	~~W~~	—	~~W~~	(76,785)	~~W~~	24,846	~~W~~	866,974
Other intangible assets		3,572,298		(2,456,769)		(31,645)		—		1,083,884

	~~W~~	4,491,211	~~W~~	(2,456,769)	~~W~~	(108,430)	~~W~~	24,846	~~W~~	1,950,858

(In millions of Korean won)
	December 31, 2022
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying amount
Goodwill	~~W~~	903,003	~~W~~	—	~~W~~	(70,517)	~~W~~	12,669	~~W~~	845,155
Other intangible assets		3,142,544		(2,096,463)		(32,766)		—		1,013,315

	~~W~~	4,045,547	~~W~~	(2,096,463)	~~W~~	(103,283)	~~W~~	12,669	~~W~~	1,858,470

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

15.2 Details of goodwill as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023				December 31, 2022
	Acquisition cost		Carrying amount [1]		Acquisition cost		Carrying amount [1]
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
Kookmin Bank Cambodia PLC.		—		—		1,202		—
KB Securities Co., Ltd.		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,403		115,343		57,404
KB Securities Vietnam Joint Stock Company		13,092		13,820		13,092		13,947
KB Daehan Specialized Bank Plc. [2]		6,189		—		1,515		1,712
KB PRASAC Bank Plc. [3]		398,144		422,575		—		—
PRASAC Microfinance Institution Plc. [3]		—		—		396,942		415,332
PT Sunindo Kookmin Best Finance		2,963		2,911		2,963		2,817
PT Bank KB Bukopin Tbk		89,220		86,410		89,220		83,619
PT. KB Finansia Multi Finance		51,820		53,089		51,820		51,376
PT. KB Valbury Sekurita		11,070		11,070		11,070		10,713
Teamwink Inc.		15,910		15,910		—		—
I-Finance Leasing [2]		—		—		4,674		4,449

	~~W~~	918,913	~~W~~	866,974	~~W~~	903,003	~~W~~	845,155

[1]	Includes the effect of exchange differences and others.
[2]	As of December 31, 2023, calculated by summing up KB Daehan Specialized Bank Plc. and I-Finance Leasing due to planning to merge in 2024.
[3]	Kookmin Bank Cambodia PLC. merged with KB PRASAC BANK PLC. on September 1, 2023.

15.3 Changes in accumulated impairment losses of goodwill for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Beginning		Impairment		Others		Ending
Accumulated impairment losses of goodwill	~~W~~	(70,517)	~~W~~	(6,268)	~~W~~	—	~~W~~	(76,785)

(In millions of Korean won)	2022
	Beginning		Impairment		Others		Ending
Accumulated impairment losses of goodwill	~~W~~	(70,517)	~~W~~	—	~~W~~	—	~~W~~	(70,517)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

15.4 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2023 are as follows:

	(In millions of Korean won)	December 31, 2023
		Carrying amount of goodwill		Recoverable amount exceeding carrying amount [1]		Discount rate (%)	Permanent growth rate (%)
Housing & Commercial Bank	Retail banking	~~W~~	49,315	~~W~~	5,740,481	14.72	1.00
	Corporate banking		15,973		13,290,555	14.32	1.00
	KB Securities Co., Ltd.		58,889		295,887	17.03	1.00
	KB Capital Co., Ltd.		79,609		807,090	14.96	1.00
	KB Savings Bank Co., Ltd. and Yehansoul Savings Bank Co., Ltd.		57,403		440,659	13.00	1.00
	KB Securities Vietnam Joint Stock Company		13,820		3,869	18.43	1.00
	KB Daehan Specialized Bank Plc.		—		(6,652)	22.30	1.00
	PT Bank KB Bukopin Tbk		86,410		513,845	23.58	3.00
	KB PRASAC Bank Plc.		422,575		76,653	26.74	3.00
	PT Sunindo Kookmin Best Finance		2,911		4,147	17.53	—
	PT. KB Finansia Multi Finance		53,089		5,956	14.24	1.00
	PT. KB Valbury Sekurita		11,070		21,764	12.16	1.00
	Teamwink Inc. [2]		15,910		—	—	—

		~~W~~	866,974	~~W~~	21,194,254

[1]	The recoverable amount exceeding carrying amount is the amount at the time of impairment testing.
[2]	In December 2023, KB Capital Co., Ltd. incorporated Teamwink Inc. as a subsidiary, and did not conduct a goodwill impairment test.

For impairment testing, goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the business combination, and cash-generating units consist of an operating segment or units which are not larger than an operating segment.

Cash-generating units to which goodwill has been allocated is tested for impairment annually and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit including the goodwill with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal is the amount obtainable from the disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. If it is difficult to measure the amount obtainable from the disposal of the cash-generating unit, the disposal amount of a similar cash-generating unit in the past transaction is used by reflecting the characteristics of the cash-generating unit to be measured. If it is not possible to obtain reliable information to measure the fair value less costs of disposal, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The estimated future cash flows are based on the most recent financial budget approved by management with maximum period of 5 years. In relation to subsequent cash flows, it is assumed that cash flows will grow at a certain permanent growth rate. The key assumptions used for the estimation of the future cash flows are based on the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium, and the risks specific to the cash-generating unit.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

15.5 Details of intangible assets other than goodwill as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	4,541	~~W~~	(2,740)	~~W~~	(715)	~~W~~	1,086
Software		2,503,883		(1,936,689)		(840)		566,354
Other intangible assets		1,028,747		(483,808)		(30,090)		514,849
Right-of-use assets		35,127		(33,532)		—		1,595

	~~W~~	3,572,298		(2,456,769)		(31,645)		1,083,884

(In millions of Korean won)	December 31, 2022
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	4,740	~~W~~	(2,913)	~~W~~	(716)	~~W~~	1,111
Software		2,260,879		(1,640,631)		—		620,248
Other intangible assets		841,785		(420,381)		(32,050)		389,354
Right-of-use assets		35,140		(32,538)		—		2,602

	~~W~~	3,142,544	~~W~~	(2,096,463)	~~W~~	(32,766)	~~W~~	1,013,315

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

15.6 Changes in intangible assets other than goodwill for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)
	2023
	Beginning		Acquisition & transfer		Disposal		Amortization [1]		Business combination		Others		Ending
Industrial property rights	~~W~~	1,111	~~W~~	243	~~W~~	—	~~W~~	(268)	~~W~~	—	~~W~~	—	~~W~~	1,086
Software		620,248		238,191		—		(291,422)		23		(686)		566,354
Other intangible assets [2]		389,354		239,749		(7,761)		(96,674)		4,991		(14,810)		514,849
Right-of-use assets		2,602		—		—		(1,007)		—		—		1,595

	~~W~~	1,013,315	~~W~~	478,183	~~W~~	(7,761)	~~W~~	(389,371)	~~W~~	5,014	~~W~~	(15,496)	~~W~~	1,083,884

(In millions of Korean won)
	2022
	Beginning		Acquisition & transfer		Disposal		Amortization [1]		Others		Ending
Industrial property rights	~~W~~	1,103	~~W~~	254	~~W~~	—	~~W~~	(246)	~~W~~	—	~~W~~	1,111
Software		578,941		290,229		(332)		(249,050)		460		620,248
Other intangible assets [2]		396,747		69,596		(10,192)		(62,270)		(4,527)		389,354
Right-of-use assets		3,614		—		—		(1,012)		—		2,602

	~~W~~	980,405	~~W~~	360,079	~~W~~	(10,524)	~~W~~	(312,578)	~~W~~	(4,067)	~~W~~	1,013,315

[1]	Includes ~~W~~ 44,286 million and ~~W~~ 26,692 million recorded as insurance service expenses, other operating expenses and others for the years ended December 31, 2023 and 2022, respectively.
[2]

Impairment losses for membership right with indefinite useful life among other intangible assets are recognized when its recoverable amount is lower than its carrying amount, and reversal of impairment losses are recognized when its recoverable amount is higher than its carrying amount.

15.7 Changes in accumulated impairment losses of other intangible assets for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Beginning		Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses of other intangible assets	~~W~~	(32,766)	~~W~~	(12,876)	~~W~~	2,119	~~W~~	11,878	~~W~~	(31,645)

(In millions of Korean won)	2022
	Beginning		Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses of other intangible assets	~~W~~	(34,887)	~~W~~	(1,301)	~~W~~	425	~~W~~	2,997	~~W~~	(32,766)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

16. Leases

16.1 The Group as a Lessee

16.1.1 Amounts recognized in the consolidated statements of financial position related to lease as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Right-of-use property and equipment: *
Real estate	~~W~~	548,308	~~W~~	557,122
Vehicles		21,030		20,281
Others		4,378		7,138

		573,716		584,541

Right-of-use intangible assets *		1,595		2,602

	~~W~~	575,311	~~W~~	587,143

Lease liabilities *	~~W~~	588,803	~~W~~	592,697

*	Included in property and equipment, intangible assets, and other liabilities.

16.1.2 Amounts recognized in the consolidated statements of comprehensive income related to lease for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Depreciation and amortization of right-of-use assets:
Real estate	~~W~~	243,893	~~W~~	271,703
Vehicles		18,710		17,661
Others		2,748		7,145
Intangible assets		1,008		1,012

	~~W~~	266,359	~~W~~	297,521

Interest expenses on the lease liabilities	~~W~~	21,699	~~W~~	17,849
Expense relating to short-term lease		4,427		4,388
Expense relating to lease of low-value assets that are not short-term lease		5,141		10,089
Expense relating to variable lease payments not included in lease liabilities (included in administrative expenses)		165		3

Total cash outflows for lease for the years ended December 31, 2023 and 2022 are ~~W~~ 244,785 million and ~~W~~ 272,050 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

16.2 The Group as a Lessor

16.2.1 The Group as a finance lessor

16.2.1.1 Gross investment in the lease and present value of minimum lease payments as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023				December 31, 2022
	Gross investment in the lease		Present value of minimum lease payments		Gross investment in the lease		Present value of minimum lease payments
Up to 1 year	~~W~~	368,316	~~W~~	269,111	~~W~~	509,316	~~W~~	363,085
1-5 years		465,321		364,770		679,773		516,701
Over 5 years		1,250		1,250		10,166		10,167

	~~W~~	834,887	~~W~~	635,131	~~W~~	1,199,255	~~W~~	889,953

16.2.1.2 Unearned finance income on finance lease as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Gross investment in the lease	~~W~~	834,887	~~W~~	1,199,255
Net investment in the lease:
Present value of minimum lease payments		635,131		889,953
Present value of unguaranteed residual value		141,969		232,047

		777,100		1,122,000

Unearned finance income	~~W~~	57,787	~~W~~	77,255

16.2.2 The Group as an operating lessor

Future minimum lease payments to be received from the non-cancellable lease contracts as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Minimum lease payments to be received:
Up to 1 year	~~W~~	934,238	~~W~~	919,299
1-5 years		1,827,136		1,576,352
Over 5 years		262,157		227,946

	~~W~~	3,023,531	~~W~~	2,723,597

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

17. Deferred Income Tax Assets and Liabilities

17.1 Details of deferred income tax assets and liabilities as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Assets		Liabilities		Net amount
Other provisions	~~W~~	317,698	~~W~~	—	~~W~~	317,698
Allowances for credit losses		29,768		—		29,768
Impairment losses of property and equipment		8,516		(1,407)		7,109
Share-based payments		24,326		—		24,326
Provisions for acceptances and guarantees		48,917		—		48,917
Gains or losses on valuation of derivatives		238,875		(184,469)		54,406
Present value discount		14,471		(13)		14,458
Gains or losses on fair value hedge		—		(57,146)		(57,146)
Accrued interest		146		(213,708)		(213,562)
Deferred loan origination fees and costs		14,593		(179,868)		(165,275)
Advanced depreciation provision		—		(4,003)		(4,003)
Gains or losses on revaluation		313		(290,547)		(290,234)
Investments in subsidiaries and others		56,338		(216,908)		(160,570)
Gains or losses on valuation of security investment		912,706		(354,353)		558,353
Defined benefit liabilities		575,599		(26)		575,573
Accrued expenses		323,229		—		323,229
Retirement insurance expense		—		(627,556)		(627,556)
Adjustments to the prepaid contributions		—		(33,005)		(33,005)
Derivative-linked securities		5,735		(262,523)		(256,788)
Others *		1,091,821		(3,143,260)		(2,051,439)

		3,663,051		(5,568,792)		(1,905,741)

Offsetting of deferred income tax assets and liabilities		(3,388,826)		3,388,826		—

	~~W~~	274,225	~~W~~	(2,179,966)	~~W~~	(1,905,741)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

17.1 Details of deferred income tax assets and liabilities as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Assets		Liabilities		Net amount
Other provisions	~~W~~	195,191	~~W~~	—	~~W~~	195,191
Allowances for credit losses		2,139		(12,259)		(10,120)
Impairment losses of property and equipment		6,088		(1,476)		4,612
Share-based payments		21,406		—		21,406
Provisions for acceptances and guarantees		39,787		—		39,787
Gains or losses on valuation of derivatives		135,985		(207,778)		(71,793)
Present value discount		20,247		(2,571)		17,676
Gains or losses on fair value hedge		—		(93,833)		(93,833)
Accrued interest		—		(168,068)		(168,068)
Deferred loan origination fees and costs		13,675		(185,723)		(172,048)
Advanced depreciation provision		—		(4,018)		(4,018)
Gains or losses on revaluation		315		(292,373)		(292,058)
Investments in subsidiaries and others		48,694		(203,131)		(154,437)
Gains or losses on valuation of security investment		2,084,855		(46,552)		2,038,303
Defined benefit liabilities		497,982		(799)		497,183
Accrued expenses		268,529		—		268,529
Retirement insurance expense		—		(583,156)		(583,156)
Adjustments to the prepaid contributions		—		(27,986)		(27,986)
Derivative-linked securities		10,103		(283,840)		(273,737)
Others *		919,570		(3,524,488)		(2,604,918)

		4,264,566		(5,638,051)		(1,373,485)

Offsetting of deferred income tax assets and liabilities		(4,076,194)		4,076,194		—

	~~W~~	188,372	~~W~~	(1,561,857)	~~W~~	(1,373,485)

*	Includes Purchase Price Allocation (“PPA”) amount arising from the acquisition of KB Life Insurance Co., Ltd., KB Insurance Co., Ltd..

17.2 Unrecognized Deferred Income Tax Assets

17.2.1 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 2,948,424 million associated with investments in associates, subsidiaries and others as of December 31, 2023, because it is not probable that these temporary differences will reverse in the foreseeable future.

17.2.2 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 85,346 million associated with others as of December 31, 2023, due to the uncertainty that these temporary differences will be realized in the future.

17.3 Unrecognized Deferred Income Tax Liabilities

17.3.1 No deferred income tax liabilities have been recognized for the taxable temporary differences of ~~W~~ 1,220,925 million associated with investments in associate, subsidiaries and others as of December 31, 2023, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary differences.

•	It is probable that these temporary differences will not reverse in the foreseeable future.

17.3.2 No deferred income tax liabilities have been recognized as of December 31, 2023, for the taxable temporary differences of ~~W~~ 65,288 million related to the initial recognition of goodwill arising from the merger of Housing and Commercial Bank in 2001.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

17.4 Changes in cumulative temporary differences for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Other provisions	~~W~~	739,371	~~W~~	710,907	~~W~~	1,174,261	~~W~~	1,202,725
Allowances for credit losses		748		275		112,684		113,157
Impairment losses of property and equipment		22,975		19,765		27,564		30,774
Deferred loan origination fees and costs		51,605		12,445		16,118		55,278
Share-based payments		80,777		71,512		82,881		92,146
Provisions for acceptances and guarantees		150,140		150,140		185,290		185,290
Gains or losses on valuation of derivatives		513,151		513,151		904,830		904,830
Present value discount		76,399		76,398		54,814		54,815
Investments in subsidiaries and others		1,324,236		26,849		1,815,232		3,112,619
Gains or losses on valuation of security investment		7,811,132		7,807,818		3,453,142		3,456,456
Defined benefit liabilities		2,027,346		310,440		457,821		2,174,727
Accrued expenses		1,013,323		1,027,723		1,240,097		1,225,697
Derivative-linked securities		38,123		38,123		21,725		21,725
Others [1]		2,650,802		1,209,861		1,737,848		3,178,789

		16,500,128		11,975,407		11,284,307		15,809,028

Unrecognized deferred income tax assets
Other provisions		3,880						404
Investments in subsidiaries and others		1,154,111						2,948,424
Others		95,274						85,346

		15,246,863						12,774,854
Tax rate (%) [2]		26.5						26.4

Total deferred income tax assets	~~W~~	4,264,566					~~W~~	3,663,051

Taxable temporary differences
Gains or losses on fair value hedge	~~W~~	(354,085)	~~W~~	(354,085)	~~W~~	(216,460)	~~W~~	(216,460)
Accrued interest		(634,218)		(576,037)		(751,320)		(809,501)
Allowances for credit losses		(46,262)		(46,262)		—		—
Impairment losses of property and equipment		(3,448)		(160)		—		(3,288)
Deferred loan origination fees and costs		(690,979)		(690,979)		(666,878)		(666,878)
Advanced depreciation provision		(15,163)		(9,097)		(9,097)		(15,163)
Gains or losses on valuation of derivatives		(755,541)		(756,668)		(699,872)		(698,745)
Present value discount		(9,703)		(9,703)		(2,745)		(2,745)
Goodwill arising from the merger		(65,288)		—		—		(65,288)
Gains or losses on revaluation		(1,103,292)		(40,475)		(37,738)		(1,100,555)
Investments in subsidiaries and others		(1,311,712)		(153,737)		(976,380)		(2,134,355)
Gains or losses on valuation of security investment		(117,696)		(100,797)		(1,265,976)		(1,282,875)
Defined benefit liabilities		(3,014)		(2,917)		—		(97)
Retirement insurance expense		(2,193,624)		(104,668)		(282,579)		(2,371,535)
Adjustments to the prepaid contributions		(105,608)		(105,608)		(125,019)		(125,019)
Derivative-linked securities		(1,071,093)		(1,071,093)		(994,405)		(994,405)
Others [1]		(13,178,298)		(10,755,666)		(9,038,329)		(11,460,961)

		(21,659,024)		(14,777,952)		(15,066,798)		(21,947,870)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger		(65,288)						(65,288)
Investments in subsidiaries and others		(560,489)						(1,220,925)
Others		(446)						(446)

		(21,032,801)						(20,661,211)
Tax rate (%) [2]		26.5						26.4

Total deferred income tax liabilities	~~W~~	(5,638,051)					~~W~~	(5,568,792)

[1]	Includes PPA amount arising from the acquisition of KB Life Insurance Co., Ltd., KB Insurance Co., Ltd..
[2]

The corporate tax rate was changed due to the amendment of corporate tax law in 2023. Accordingly, the rate of 26.4% has been applied for the deferred tax assets and liabilities expected to be utilized in periods after December 31, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

17.4 Changes in cumulative temporary differences for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Other provisions	~~W~~	649,447	~~W~~	642,294	~~W~~	732,218	~~W~~	739,371
Allowances for credit losses		100,116		99,650		282		748
Impairment losses of property and equipment		33,445		22,725		12,255		22,975
Deferred loan origination fees and costs		38,086		19,556		33,075		51,605
Share-based payments		85,308		74,120		69,589		80,777
Provisions for acceptances and guarantees		120,332		120,332		150,140		150,140
Gains or losses on valuation of derivatives		149,817		149,817		513,151		513,151
Present value discount		51,832		51,831		76,398		76,399
Investments in subsidiaries and others		520,362		59,444		863,318		1,324,236
Gains or losses on valuation of security investment		853,110		853,110		7,811,132		7,811,132
Defined benefit liabilities		2,376,629		467,589		118,306		2,027,346
Accrued expenses		1,026,651		1,026,591		1,013,263		1,013,323
Derivative-linked securities		8,147		8,147		38,123		38,123
Others [1]		2,102,362		1,215,486		1,763,926		2,650,802

		8,115,644		4,810,692		13,195,176		16,500,128

Unrecognized deferred income tax assets
Other provisions		404						3,880
Investments in subsidiaries and others		378,432						1,154,111
Others		105,591						95,274

		7,631,217						15,246,863
Tax rate (%) [2]		27.5						26.5

Total deferred income tax assets		2,243,558					~~W~~	4,264,566

Taxable temporary differences
Gains or losses on fair value hedge		(53,243)	~~W~~	(53,243)	~~W~~	(354,085)	~~W~~	(354,085)
Accrued interest		(512,188)		(475,840)		(597,870)		(634,218)
Allowances for credit losses		(10,939)		(10,939)		(46,262)		(46,262)
Impairment losses of property and equipment		(3,731)		(283)		—		(3,448)
Deferred loan origination fees and costs		(802,237)		(802,237)		(690,979)		(690,979)
Advanced depreciation provision		(6,192)		(126)		(9,097)		(15,163)
Gains or losses on valuation of derivatives		(506,476)		(498,609)		(747,674)		(755,541)
Present value discount		(21,469)		(21,469)		(9,703)		(9,703)
Goodwill arising from the merger		(65,288)		—		—		(65,288)
Gains or losses on revaluation		(1,158,322)		(92,944)		(37,914)		(1,103,292)
Investments in subsidiaries and others		(964,530)		(87,129)		(434,311)		(1,311,712)
Gains or losses on valuation of security investment		(3,447,751)		(3,444,020)		(113,965)		(117,696)
Defined benefit liabilities		—		—		(3,014)		(3,014)
Retirement insurance expense		(2,080,645)		(324,513)		(437,492)		(2,193,624)
Adjustments to the prepaid contributions		(106,446)		(106,446)		(105,608)		(105,608)
Derivative-linked securities		(170,526)		(170,526)		(1,071,093)		(1,071,093)
Others *		(4,780,197)		(1,561,172)		(9,959,273)		(13,178,298)

		(14,690,180)		(7,649,496)		(14,618,340)		(21,659,024)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger		(65,288)						(65,288)
Investments in subsidiaries and others		(399,601)						(560,489)
Others		(446)						(446)

		(14,224,845)						(21,032,801)
Tax rate (%) [2]		27.5						26.50

Total deferred income tax liabilities	~~W~~	(3,961,201)					~~W~~	(5,638,051)

[1]	Includes PPA amount arising from the acquisition of KB Life Insurance Co., Ltd., KB Insurance Co., Ltd..
[2]

The corporate tax rate was changed due to the amendment of corporate tax law in 2023. Accordingly, the rate of 26.5% has been applied for the deferred tax assets and liabilities expected to be utilized in periods after December 31, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

18. Assets Held for Sale

18.1 Details of assets held for sale as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Acquisition cost *		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	107,452	~~W~~	(21,604)	~~W~~	85,848	~~W~~	104,024
Buildings held for sale		162,004		(41,390)		120,614		134,801
Other assets held for sale		3,432		(1,664)		1,768		1,768

	~~W~~	272,888	~~W~~	(64,658)	~~W~~	208,230	~~W~~	240,593

(In millions of Korean won)	December 31, 2022
	Acquisition cost *		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	106,349	~~W~~	(20,395)	~~W~~	85,954	~~W~~	104,990
Buildings held for sale		162,973		(38,869)		124,104		137,706
Other assets held for sale		4,547		(2,847)		1,700		1,699

	~~W~~	273,869	~~W~~	(62,111)	~~W~~	211,758	~~W~~	244,395

*	Acquisition cost of buildings held for sale is net of accumulated depreciation amount immediately before the initial classification of the assets as held for sale.

18.2 Valuation techniques and inputs used to measure the fair value of assets held for sale as of December 31, 2023 are as follows:

(In millions of Korean won)

December 31, 2023
	Fair value	Valuation techniques [1]	Unobservable inputs [2]	Estimated range of unobservable inputs (%)	Effect of unobservable inputs to fair value
Land and buildings	~~W~~240,593	Sales comparison approach model and others	Adjustment index	0.54 ~ 2.18	Fair value increases as the adjustment index rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the time factor correction or local factors or individual factors.

Among assets held for sale, real estate was measured by independent appraisers with professional qualifications and recent experience in evaluating similar properties in the area of the property to be assessed. All assets held for sale are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

18.3 Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Beginning		Provision		Reversal		Others		Ending
Accumulated impairment losses of assets held for sale	~~W~~	(62,111)	~~W~~	(5,660)	~~W~~	—	~~W~~	3,113	~~W~~	(64,658)

(In millions of Korean won)	2022
	Beginning		Provision		Reversal		Others		Ending
Accumulated impairment losses of assets held for sale	~~W~~	(58,815)	~~W~~	(7,587)	~~W~~	242	~~W~~	4,049	~~W~~	(62,111)

18.4 As of December 31, 2023, assets held for sale consist of 22 real estates of closed offices, 1 real estate of Orient Kwang-yang Co., Ltd., and 430 foreclosure assets on loans of PT Bank KB Bukopin Tbk, which were determined to sell by management, but not yet sold as of December 31, 2023. The remaining 453 assets are being actively marketed.

19. Other Assets

19.1 Details of other assets as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Other financial assets
Other receivables	~~W~~	11,068,486	~~W~~	6,138,764
Accrued income		3,130,004		2,506,467
Guarantee deposits		946,356		984,160
Domestic exchange settlement debits		827,104		879,847
Others		887,661		352,955
Less: Allowances for credit losses		(304,567)		(136,075)
Less: Present value discount		(10,530)		(7,735)

		16,544,514		10,718,383

Other non-financial assets
Other receivables		1,407		5,653
Prepaid expenses		626,922		471,955
Guarantee deposits		4,776		3,173
Others		3,822,047		3,634,805
Less: Allowances for credit losses		(12,769)		(18,530)

		4,442,383		4,097,056

	~~W~~	20,986,897	~~W~~	14,815,439

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

19.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Other financial assets		Other non-financial assets		Total
Beginning	~~W~~	136,075	~~W~~	18,530	~~W~~	154,605
Write-offs		(8,292)		(5,911)		(14,203)
Provision (reversal)		188,279		(1,450)		186,829
Business combination		108		—		108
Others		(11,603)		1,600		(10,003)

Ending	~~W~~	304,567	~~W~~	12,769	~~W~~	317,336

(In millions of Korean won)	2022
	Other financial assets		Other non-financial assets		Total
Beginning	~~W~~	110,220	~~W~~	16,172	~~W~~	126,392
Write-offs		(10,028)		(70)		(10,098)
Provision (reversal)		26,971		2,182		29,153
Business combination		267		—		267
Others		8,645		246		8,891

Ending	~~W~~	136,075	~~W~~	18,530	~~W~~	154,605

20. Financial Liabilities at Fair Value through Profit or Loss

20.1 Details of financial liabilities at fair value through profit or loss and financial liabilities designated at fair value through profit or loss as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Financial liabilities at fair value through profit or loss
Borrowed securities sold	~~W~~	2,860,034	~~W~~	2,102,537
Others		93,438		90,673

		2,953,472		2,193,210

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		7,966,963		10,078,394

		7,966,963		10,078,394

	~~W~~	10,920,435	~~W~~	12,271,604

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

20.2 Difference between the amount contractually required to pay at maturity and carrying amount of financial liabilities designated at fair value through profit or loss as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Amount contractually required to pay at maturity	~~W~~	7,871,014	~~W~~	9,973,340
Carrying amount		7,966,963		10,078,394

Difference	~~W~~	(95,949)	~~W~~	(105,054)

21. Deposits

Details of deposits as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Demand deposits
Demand deposits in Korean won	~~W~~	151,836,599	~~W~~	152,079,457
Demand deposits in foreign currencies		11,517,076		12,844,385

		163,353,675		164,923,842

Time deposits
Time deposits in Korean won		201,194,217		194,117,692
Fair value adjustments of fair value hedged time deposits in Korean won		(15)		—

		201,194,202		194,117,692

Time deposits in foreign currencies		24,602,818		23,529,633
Fair value adjustments of fair value hedged time deposits in foreign currencies		(6,667)		(8,591)

		24,596,151		23,521,042

		225,790,353		217,638,734

Certificates of deposits		12,145,510		6,325,876

Investment contract liabilites		5,222,896		5,040,452

	~~W~~	406,512,434	~~W~~	393,928,904

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

22. Borrowings

22.1 Details of borrowings as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
General borrowings	~~W~~	50,675,884	~~W~~	55,789,869
Bonds sold under repurchase agreements and others		15,652,135		11,773,494
Call money		3,255,542		4,154,003

	~~W~~	69,583,561	~~W~~	71,717,366

22.2 Details of general borrowings as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		Lenders	Interest rate (%) as of December 31, 2023	December 31, 2023	December 31, 2022
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	2.00	~~W~~2,520,472	~~W~~8,282,289
	Borrowings from the government	SEMAS and others	0.00~3.41	2,500,160	2,670,867
	Borrowings from banks	Shinhan Bank and others	2.49~7.15	1,764,900	914,360
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	1.68~6.96	2,780,823	2,189,510
	Other borrowings	The Korea Development Bank and others	0.00~7.73	22,645,638	19,806,869

				32,211,993	33,863,895

Borrowings in foreign currencies	Due to banks	KEB Hana Bank and others	—	38,191	18,266
	Borrowings from banks	Citicorp International Ltd. And others	0.00~13.50	15,437,388	16,296,725
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	5.89~6.07	24,662	38,249
	Other borrowings	Standard Chartered Bank and others	0.00~12.00	2,963,650	5,572,734

				18,463,891	21,925,974

				~~W~~ 50,675,884	~~W~~ 55,789,869

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

22.3 Details of bonds sold under repurchase agreements and others as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Lenders	Interest rate (%) as of December 31, 2023	December 31, 2023		December 31, 2022
Bonds sold under repurchase agreements	Individuals, groups, and corporations	0.00~9.75	~~W~~	15,645,498	~~W~~	11,769,694
Bills sold	Counter sale	1.80~2.20		6,637		3,800

			~~W~~	15,652,135	~~W~~	11,773,494

22.4 Details of call money as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Lenders	Interest rate (%) as of December 31, 2023	December 31, 2023		December 31, 2022
Call money in Korean won	Samsung Asset Management and others	3.30~4.22	~~W~~	1,540,000	~~W~~	2,943,500
Call money in foreign currencies	BANK CIMB NIAGA and others	0.15~6.05		1,715,542		1,210,503

			~~W~~	3,255,542	~~W~~	4,154,003

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

23. Debentures

23.1 Details of debentures as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Interest rate (%) as of December 31, 2023	December 31, 2023		December 31, 2022
Debentures in Korean won
Structured debentures	4.25~8.62	~~W~~	90,640	~~W~~	710
Exchangeable bonds *	—		240,000		240,000
Subordinated fixed rate debentures	2.02~7.86		4,453,970		5,354,890
Fixed rate debentures	1.18~13.70		45,624,127		45,424,094
Floating rate debentures	3.51~6.17		5,410,000		5,455,000

			55,818,737		56,474,694
Fair value adjustments of fair value hedged debentures in Korean won			(141,073)		(249,629)
Less: Discount on debentures in Korean won			(29,670)		(29,166)
Less: Adjustment for exchange right of exchangeable bonds in Korean won			(5,104)		(8,435)

			55,642,890		56,187,464

Debentures in foreign currencies
Floating rate debentures	3.94~6.94		2,532,921		2,168,341
Fixed rate debentures	0.05~12.00		11,109,296		10,482,244

			13,642,217		12,650,585
Fair value adjustments of fair value hedged debentures in foreign currencies			(68,706)		(95,865)
Less: Discount on debentures in foreign currencies			(39,733)		(43,981)

			13,533,778		12,510,739

		~~W~~	69,176,668	~~W~~	68,698,203

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rate of bonds under the same conditions without the exchange right. The residual amount after deducting the liability component from the issuance amount, represents the value of the exchange right and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~ 48,000. Exchange rights were fully exercised on February 14, 2024.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

23.2 Changes in debentures based on par value for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Beginning		Issue		Repayment		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	710	~~W~~	90,000	~~W~~	(70)	~~W~~	—	~~W~~	90,640
Exchangeable bonds		240,000		—		—		—		240,000
Subordinated fixed rate debentures		5,354,890		—		(900,920)		—		4,453,970
Fixed rate debentures		45,424,094		74,530,666		(74,330,633)		—		45,624,127
Floating rate debentures		5,455,000		4,470,000		(4,515,000)		—		5,410,000

		56,474,694		79,090,666		(79,746,623)		—		55,818,737

Debentures in foreign currencies
Floating rate debentures		2,168,341		1,673,645		(1,349,020)		39,955		2,532,921
Fixed rate debentures		10,482,244		2,963,436		(2,587,629)		251,245		11,109,296

		12,650,585		4,637,081		(3,936,649)		291,200		13,642,217

	~~W~~	69,125,279	~~W~~	83,727,747	~~W~~	(83,683,272)	~~W~~	291,200	~~W~~	69,460,954

(In millions of Korean won)	2022
	Beginning		Issue		Repayment		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	910	~~W~~	—	~~W~~	(200)	~~W~~	—	~~W~~	710
Exchangeable bonds		240,000		—		—		—		240,000
Subordinated fixed rate debentures		6,241,957		286,000		(1,173,067)		—		5,354,890
Fixed rate debentures		44,124,235		96,782,415		(95,482,556)		—		45,424,094
Floating rate debentures		6,893,782		5,350,000		(6,788,782)		—		5,455,000

		57,500,884		102,418,415		(103,444,605)		—		56,474,694

Debentures in foreign currencies
Floating rate debentures		2,749,174		1,286,016		(2,072,615)		205,766		2,168,341
Fixed rate debentures		7,312,966		3,940,693		(1,113,993)		342,578		10,482,244

		10,062,140		5,226,709		(3,186,608)		548,344		12,650,585

	~~W~~	67,563,024	~~W~~	107,645,124	~~W~~	(106,631,213)	~~W~~	548,344	~~W~~	69,125,279

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

24. Provisions

24.1 Details of provisions as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Provisions for credit losses of unused loan commitments	~~W~~	379,666	~~W~~	342,182
Provisions for credit losses of acceptances and guarantees		183,454		153,529
Provisions for credit losses of financial guarantee contracts		6,500		2,955
Provisions for restoration costs		155,214		159,033
Others		719,584		276,002

	~~W~~	1,444,418	~~W~~	933,701

24.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)
	2023
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	179,885	~~W~~	151,067	~~W~~	11,230	~~W~~	26,906	~~W~~	118,724	~~W~~	7,899
Transfer between stages:
Transfer to 12-month expected credit losses		60,499		(58,210)		(2,289)		(3,573)		(421)		3,994
Transfer to lifetime expected credit losses		(17,814)		18,142		(328)		(356)		457		(101)
Impairment		(476)		(2,177)		2,653		—		(113)		113
Provision (reversal) for credit losses		8,946		26,988		(553)		7,708		28,401		(7,603)
Others (exchange differences, etc.)		1,634		508		(39)		164		1,149		106

Ending	~~W~~	232,674	~~W~~	136,318	~~W~~	10,674	~~W~~	30,849	~~W~~	148,197	~~W~~	4,408

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

24.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)
	2022
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected		Lifetime expected credit losses				12-month expected		Lifetime expected credit losses
	credit losses		Non- impaired		Impaired		credit losses		Non- impaired		Impaired
Beginning	~~W~~	153,997	~~W~~	146,619	~~W~~	8,024	~~W~~	27,397	~~W~~	82,170	~~W~~	11,537
Transfer between stages:
Transfer to 12-month expected credit losses		41,314		(40,375)		(939)		1,144		(1,144)		—
Transfer to lifetime expected credit losses		(19,232)		19,848		(616)		(355)		1,016		(661)
Impairment		(338)		(1,705)		2,043		(9)		(142)		151
Provision (reversal) for credit losses		2,587		25,743		2,738		(1,689)		33,983		(3,262)
Others (exchange differences, etc.)		1,557		937		(20)		418		2,841		134

Ending	~~W~~	179,885	~~W~~	151,067	~~W~~	11,230	~~W~~	26,906	~~W~~	118,724	~~W~~	7,899

24.3 Changes in provisions for credit losses of financial guarantee contracts for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Beginning	~~W~~	2,955	~~W~~	5,351
Provision (reversal)		3,545		(2,396)
Others		—		—

Ending	~~W~~	6,500	~~W~~	2,955

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

24.4 Changes in provisions for restoration costs for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Beginning	~~W~~	159,033	~~W~~	152,186
Provision		6,885		17,270
Reversal		(3,681)		210
Used		(14,534)		(23,916)
Unwinding of discount		6,177		2,725
Effect of changes in discount rate		1,334		10,558

Ending	~~W~~	155,214	~~W~~	159,033

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate are used to estimate the present value of estimated costs.

24.5 Changes in other provisions for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)
	2023
	Membership rewards program		Dormant accounts		Litigations		Others*		Total
Beginning	~~W~~	46	~~W~~	2,794	~~W~~	113,527	~~W~~	159,635	~~W~~	276,002
Increase		64		4,686		78,392		391,849		474,991
Decrease		(63)		(4,121)		(10,358)		(19,602)		(34,144)
Others		—		—		4,106		(1,371)		2,735

Ending	~~W~~	47	~~W~~	3,359	~~W~~	185,667	~~W~~	530,511	~~W~~	719,584

*	Includes other provisions of ~~W~~ 333,290 million related to the Livelihood finance support program as of December 31, 2023

(In millions of Korean won)
	2022
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	22,902	~~W~~	3,062	~~W~~	55,168	~~W~~	109,174	~~W~~	190,306
Increase		84		2,666		62,611		56,798		122,159
Decrease		(22,940)		(2,934)		(4,252)		(6,337)		(36,463)

Ending	~~W~~	46	~~W~~	2,794	~~W~~	113,527	~~W~~	159,635	~~W~~	276,002

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

25. Net Defined Benefit Liabilities

25.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the consolidated statement of financial position are calculated by the independent actuary in accordance with actuarial valuation method. The defined benefit obligation is calculated using the projected unit credit method. Assumptions based on market data and historical data such as discount rate, future salary increase rate, mortality, and consumer price index are used which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends which may affect net defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

25.2 Changes in net defined benefit liabilities for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities(assets)
Beginning	~~W~~	2,215,330	~~W~~	(2,608,519)	~~W~~	(393,189)
Current service cost		199,882		—		199,882
Past service cost		—		—		—
Gains on settlement		55		—		55
Interest expense (income)		107,586		(130,632)		(23,046)
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		(3,950)		—		(3,950)
Actuarial gains and losses by changes in financial assumptions		123,238		—		123,238
Actuarial gains and losses by experience adjustments		1,558		—		1,558
Return on plan assets (excluding amounts included in interest income)		—		(18,228)		(18,228)
Contributions by the Group		—		(121,799)		(121,799)
Payments from plans (settlement)		(6,755)		6,755		—
Payments from plans (benefit payments)		(217,031)		217,031		—
Payments from the Group		(53,606)		—		(53,606)
Transfer in (out)		457		202		659
Effect of exchange differences		(3,450)		(177)		(3,627)
Effect of business acquisition and disposal		(309)		—		(309)
Others		(53)		194		141

Ending *	~~W~~	2,362,952	~~W~~	(2,655,173)	~~W~~	(292,221)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

25.2 Changes in net defined benefit liabilities for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2022
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities(assets)
Beginning	~~W~~	2,572,517	~~W~~	(2,447,079)	~~W~~	125,438
Current service cost		249,099		—		249,099
Past service cost		3,669		—		3,669
Gains on settlement		(1,859)		—		(1,859)
Interest expense (income)		65,357		(62,872)		2,485
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		33,078		—		33,078
Actuarial gains and losses by changes in financial assumptions		(479,797)		—		(479,797)
Actuarial gains and losses by experience adjustments		47,086		—		47,086
Return on plan assets (excluding amounts included in interest income)		—		68,550		68,550
Contributions by the Group		—		(400,689)		(400,689)
Payments from plans (settlement)		(78)		—		(78)
Payments from plans (benefit payments)		(234,192)		232,994		(1,198)
Payments from the Group		(43,763)		494		(43,269)
Transfer in		13,982		(13,285)		697
Transfer out		(13,340)		13,299		(41)
Effect of exchange differences		1,218		69		1,287
Effect of business acquisition and disposal		2,635		—		2,635
Others		(282)		—		(282)

Ending *	~~W~~	2,215,330	~~W~~	(2,608,519)	~~W~~	(393,189)

*

The net defined benefit assets of ~~W~~ 292,221 million is calculated by subtracting ~~W~~ 81,869 million of net defined benefit liabilities from ~~W~~ 374,090 million of net defined benefit assets as of December 31, 2023. The net defined benefit liabilities of ~~W~~ 393,189 million is calculated by subtracting ~~W~~ 85,745 million of net defined benefit assets from ~~W~~ 478,934 million of net defined benefit liabilities as of December 31, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

25.3 Details of net defined benefit liabilities as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Present value of defined benefit obligation	~~W~~	2,362,952	~~W~~	2,215,330
Fair value of plan assets		(2,655,173)		(2,608,519)

Net defined benefit liabilities	~~W~~	(292,221)	~~W~~	(393,189)

25.4 Details of post-employment benefits recognized in profit or loss for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Current service cost	~~W~~	199,882	~~W~~	249,099
Past service cost		—		3,669
Net interest expense on net defined benefit liabilities		(23,046)		2,485
Gains on settlement		55		(1,859)

Post-employment benefits *	~~W~~	176,891	~~W~~	253,394

*

Includes post-employment benefits amounting to ~~W~~ 18,308 million recognized as insurance service expenses, ~~W~~ 2,824 million recognized as other operating expenses and ~~W~~ 189 million recognized as prepayment for the year ended December 31, 2023, and post-employment benefits amounting to ~~W~~ 27,486 recognized as insurance service expenses and ~~W~~ 3,520 million recognized as other operating expenses for the year ended December 31, 2022.

25.5 Details of remeasurements of net defined benefit liabilities recognized in other comprehensive income (loss) for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	~~W~~	18,228	~~W~~	(68,550)
Actuarial gains and losses		(120,846)		399,633
Income tax effect		25,895		(91,150)
Effect of exchange differences		4,553		(231)

Remeasurements after income tax expense	~~W~~	(72,170)	~~W~~	239,702

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

25.6 Details of fair value of plan assets as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	2,604,272	~~W~~	2,604,272
Debt securities		—		45,833		45,833
Investment fund		—		5,068		5,068

	~~W~~	—	~~W~~	2,655,173	~~W~~	2,655,173

(In millions of Korean won)	December 31, 2022
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	2,571,508	~~W~~	2,571,508
Derivative instruments		—		33,434		33,434
Investment fund		—		3,577		3,577

	~~W~~	—	~~W~~	2,608,519	~~W~~	2,608,519

25.7 Details of significant actuarial assumptions used as of December 31, 2023 and 2022, are as follows:

	December 31, 2023	December 31, 2022
Discount rate (%)	3.80~4.40	4.90~5.20
Salary increase rate (%)	0.00~7.00	0.00~7.00
Turnover rate (%)	0.00~38.60	0.00~38.60

Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2019.

25.8 Results of sensitivity analysis of significant actuarial assumptions as of December 31, 2023, are as follows:

	Changes in assumptions	Effect on defined benefit obligation
		Increase in assumptions	Decrease in assumptions
Discount rate	0.5%p	3.26% decrease	3.47% increase
Salary increase rate	0.5%p	3.42% increase	3.24% decrease
Turnover rate	0.5%p	0.03% decrease	0.03% increase

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in significant actuarial assumptions is calculated using the same projected unit credit method used in calculating the defined benefit obligation recognized in the consolidated statement of financial position.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

25.9 Expected maturity analysis of undiscounted pension benefit payments (including expected future benefit) as of December 31, 2023, are as follows:

(In millions of Korean won)
	Up to 1 year		1~2 years		2~5 years		5~10 years		Over 10 years		Total
Pension benefits *	~~W~~	219,733	~~W~~	267,842	~~W~~	868,378	~~W~~	1,281,094	~~W~~	3,709,873	~~W~~	6,346,920

*	Amount determined under the promotion compensation type defined contribution plan is excluded.

The weighted average duration of the defined benefit obligation is 1 ~ 11 years.

25.10 Reasonable estimation of expected contribution to plan assets for the next annual reporting period after December 31, 2023 is ~~W~~ 145,160 million.

26. Other Liabilities

Details of other liabilities as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Other financial liabilities
Other payables	~~W~~	17,953,030	~~W~~	11,263,263
Prepaid card and debit card payables		36,005		35,259
Accrued expenses		5,592,853		3,875,939
Financial guarantee contracts liabilities		47,199		46,467
Deposits for letter of guarantees and others		1,226,095		1,762,482
Domestic exchange settlement credits		2,864,203		1,738,489
Foreign exchange settlement credits		215,730		250,138
Borrowings of other accounting businesses		2,793		—
Due to trust accounts		8,142,102		5,808,446
Liabilities incurred from agency relationships		514,642		513,621
Account for agency business		249,379		241,910
Dividend payables		7,455		3,425
Lease liabilities		588,803		592,697
Others		(23,373)		31,124

		37,416,916		26,163,260

Other non-financial liabilities
Other payables		353,074		400,525
Unearned revenue		351,677		520,465
Accrued expenses		961,464		900,141
Deferred revenue on credit card points		242,346		243,131
Withholding taxes		306,709		228,195
Others		632,749		394,316

		2,848,019		2,686,773

	~~W~~	40,264,935	~~W~~	28,850,033

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

27. Equity

27.1 Share Capital

27.1.1 Details of share capital as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won and in number of shares)	December 31, 2023		December 31, 2022
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		403,511,072		408,897,068
Share capital *	~~W~~	2,090,558	~~W~~	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

27.1.2 Changes in outstanding shares for the years ended December 31, 2023 and 2022, are as follows:

(In number of shares)	2023	2022
Beginning	389,634,335	389,634,335
Increase	—	—
Decrease	(10,970,510)	—

Ending	378,663,825	389,634,335

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

27.2 Hybrid Securities

Details of hybrid securities classified as equity as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of December 31, 2023	December 31, 2023		December 31, 2022

The 1-1st	May 2, 2019	Perpetual bond	3.23	~~W~~	349,309	~~W~~	349,309
The 1-2nd	May 2, 2019	Perpetual bond	3.44		49,896		49,896
The 2-1st	May 8, 2020	Perpetual bond	3.30		324,099		324,099
The 2-2nd	May 8, 2020	Perpetual bond	3.43		74,812		74,812
The 3-1st	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
The 3-2nd	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
The 4-1st	Oct. 20, 2020	Perpetual bond	3.00		433,996		433,996
The 4-2nd	Oct. 20, 2020	Perpetual bond	3.28		64,855		64,855
The 5-1st	Feb. 19, 2022	Perpetual bond	2.67		419,071		419,071
The 5-2nd	Feb. 19, 2022	Perpetual bond	2.87		59,862		59,862
The 5-3rd	Feb. 19, 2022	Perpetual bond	3.28		119,727		119,727
The 6-1st	May 28, 2022	Perpetual bond	3.20		165,563		165,563
The 6-2nd	May 28, 2022	Perpetual bond	3.60		109,708		109,708
The 7-1st	Oct. 8, 2022	Perpetual bond	3.57		208,468		208,468
The 7-2nd	Oct. 8, 2022	Perpetual bond	3.80		59,834		59,834
The 8-1st	Feb. 16, 2023	Perpetual bond	4.00		442,970		442,970
The 8-2nd	Feb. 16, 2023	Perpetual bond	4.30		155,626		155,626
The 9-1st	May 12, 2023	Perpetual bond	4.68		478,829		478,829
The 9-2nd	May 12, 2023	Perpetual bond	4.97		19,906		19,906
The 10-1st	Aug. 26, 2023	Perpetual bond	4.90		407,936		407,936
The 10-2nd	Aug. 26, 2023	Perpetual bond	5.15		70,819		70,819
The 10-3rd	Aug. 26, 2023	Perpetual bond	5.30		19,944		19,944
The 11-1st	Feb. 03, 2023	Perpetual bond	4.90		548,681		—
The 11-2nd	Feb. 03, 2023	Perpetual bond	5.03		49,871		—

				~~W~~	5,032,803	~~W~~	4,434,251

The above hybrid securities are early redeemable by the Group after 5 or 7 or 10 years from the issuance date. On the other hand, hybrid securities of ~~W~~ 1,282,993 million issued by Kookmin Bank, hybrid securities of ~~W~~ 102,673 million issued by KB Securities Co., Ltd. and hybrid securities of ~~W~~ 49,800 million issued by KB Life Insurance Co., Ltd. are recognized as non-controlling interests and are early redeemable after 5 years from the issuance date and each interest payment date thereafter.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

27.3 Capital Surplus

Details of capital surplus as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Paid-in capital in excess of par value	~~W~~	13,190,274	~~W~~	13,190,274
Losses on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		3,927,041		4,219,856
Consideration for exchange right of exchangeable bonds		11,933		11,933

	~~W~~	16,647,916	~~W~~	16,940,731

27.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Remeasurements of net defined benefit liabilities	~~W~~	(161,295)	~~W~~	(88,770)
Currency translation differences		261,752		254,446
Gains (losses) on financial instruments at fair value through other comprehensive income		(2,735,499)		(6,081,560)
Share of other comprehensive loss of associates and joint ventures		(3,318)		(3,342)
Gains (losses) on cash flow hedging instruments		73,555		19,632
Losses on hedging instruments of net investments in foreign operations		(129,401)		(114,742)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(11,800)		41,063
Finance gains or losses on insurance contract assets (liabilities)		5,001,171		7,223,195

	~~W~~	2,295,165	~~W~~	1,249,922

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

27.5 Retained Earnings

27.5.1 Details of retained earnings as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Legal reserves [1]	~~W~~	1,007,686	~~W~~	839,235
Voluntary reserves		982,000		982,000
Unappropriated retained earnings [2]		30,039,513		27,127,190

	~~W~~	32,029,199	~~W~~	28,948,425

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

[2]	The regulatory reserve for credit losses the Group appropriated in retained earnings is ~~W~~ 4,320,506 million and ~~W~~ 4,355,734 million for the years ended December 31, 2023 and 2022, respectively.

27.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Regulations on Supervision of Financial Holding Companies.

27.5.2.1 Details of regulatory reserve for credit losses as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	4,320,506	~~W~~	4,355,734
Non-controlling interests		173,393		89,214

	~~W~~	4,493,899	~~W~~	4,444,948

27.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision of regulatory reserve for credit losses for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won, except for earnings per share)	2023		2022
Provision of regulatory reserve for credit losses	~~W~~	(35,228)	~~W~~	239,155
Adjusted profit after provision of regulatory reserve for credit losses [1,2]		4,482,245		3,787,435
Adjusted basic earnings per share after provision of regulatory reserve for credit losses [1]		11,672		9,720
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses [1]		11,402		9,500

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision of regulatory reserve for credit losses before tax to the net profit attributable to shareholders of the Parent Company.

[2]	After deducting dividends on hybrid securities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

27.6 Treasury Shares

Changes in treasury shares for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won and in number of shares)

	2023
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares *		19,262,733		10,970,510		(5,385,996)		24,847,247
Carrying amount	~~W~~	836,188	~~W~~	571,745	~~W~~	(242,096)	~~W~~	1,165,837

(In millions of Korean won and in number of shares)

	2022
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares *		26,173,585		—		(6,910,852)		19,262,733
Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	(300,000)	~~W~~	836,188

*	5 million treasury shares are deposited at the Korea Securities Depository for the exchange of exchangeable bonds.

In accordance with the resolution of the Board of Directors on July 25, 2023, the Group acquired 5,584,514 shares (~~W~~ 300,000 million) and plans to retire of treasury stocks by July 31, 2024.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

28. Net Interest Income

Details of interest income, interest expense, and net interest income for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Interest income
Due from financial institutions measured at fair value through profit or loss	~~W~~	1,746	~~W~~	3,186
Securities measured at fair value through profit or loss		1,400,912		913,617
Loans measured at fair value through profit or loss		12,708		12,932
Securities measured at fair value through other comprehensive income		2,225,549		1,629,157
Loans measured at fair value through other comprehensive income		39,084		17,429
Due from financial institutions measured at amortized cost		351,797		165,948
Securities measured at amortized cost		1,123,957		659,549
Loans measured at amortized cost		23,439,034		17,018,242
Insurance finance income		23,954		16,667
Others		526,338		350,850

		29,145,079		20,787,577

Interest expense
Deposits		10,052,830		4,637,420
Borrowings		2,519,463		1,291,380
Debentures		2,306,823		1,640,773
Insurance finance expense		1,576,656		1,495,621
Others		547,590		207,058

		17,003,362		9,272,252

Net interest income	~~W~~	12,141,717	~~W~~	11,515,325

Interest income recognized on impaired loans is ~~W~~ 73,543 million and ~~W~~ 53,215 million for the years ended December 31, 2023 and 2022, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

29. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Fee and commission income
Banking activity fees	~~W~~	181,841	~~W~~	180,749
Lending activity fees		96,469		80,871
Credit card and debit card related fees		1,598,964		1,491,666
Agent activity fees		198,402		243,740
Trust and other fiduciary fees		375,007		337,171
Fund management related fees		133,027		130,629
Acceptances and guarantees fees		77,291		66,827
Foreign currency related fees		308,747		285,575
Securities agency fees		113,476		124,771
Other business account commission on consignment		33,873		36,211
Commissions received on securities business		656,424		628,449
Lease fees		1,096,933		1,004,670
Others		497,620		514,601

		5,368,074		5,125,930

Fee and commission expense
Trading activity related fees *		56,331		40,768
Lending activity fees		34,040		42,086
Credit card and debit card related fees		861,639		815,252
Outsourcing related fees		167,927		183,124
Foreign currency related fees		93,277		70,053
Others		481,336		459,745

		1,694,550		1,611,028

Net fee and commission income	~~W~~	3,673,524	~~W~~	3,514,902

*	Fees from financial instruments at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

30. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

30.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	~~W~~	3,904,088	~~W~~	2,237,037
Equity securities		818,610		536,059

		4,722,698		2,773,096

Derivatives held for trading:
Interest rate		7,195,387		11,772,928
Currency		9,230,401		15,006,105
Stock or stock index		2,027,294		1,986,668
Credit		41,234		78,638
Commodity		30,829		33,576
Others		173,215		199,022

		18,698,360		29,076,937

Financial liabilities at fair value through profit or loss		192,334		114,526
Other financial instruments		502		252

		23,613,894		31,964,811

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities		1,106,981		3,987,760
Equity securities		372,969		895,208

		1,479,950		4,882,968

Derivatives held for trading:
Interest rate		7,439,802		10,747,221
Currency		9,271,983		15,154,428
Stock or stock index		2,164,455		2,485,340
Credit		44,971		68,324
Commodity		42,150		30,167
Others		166,403		430,069

		19,129,764		28,915,549

Financial liabilities at fair value through profit or loss		509,835		63,571
Other financial instruments		387		206

		21,119,936		33,862,294

Net gains(losses) on financial instruments at fair value through profit or loss	~~W~~	2,493,958	~~W~~	(1,897,483)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

30.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gains or losses on financial instruments designated at fair value through profit or loss include gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	726,277	~~W~~	1,186,908

		726,277		1,186,908

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		1,057,170		429,243

		1,057,170		429,243

Net gains(losses) on financial instruments designated at fair value through profit or loss	~~W~~	(330,893)	~~W~~	757,665

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

31. Net Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Other operating income
Gains on securities at fair value through other comprehensive income:
Gains on redemption of securities at fair value through other comprehensive income	~~W~~	7,326	~~W~~	24
Gains on disposal of securities at fair value through other comprehensive income		59,666		24,795

		66,992		24,819

Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost		99,942		83,552
Gains on disposal of securities measured at amortized cost		174		27

		100,116		83,579

Gains on hedge accounting		361,281		861,263
Gains on foreign exchange transactions		6,480,621		11,578,501
Dividend income		47,769		37,125
Others		593,871		497,827

		7,650,650		13,083,114

Other operating expenses
Losses on securities at fair value through other comprehensive income:
Losses on redemption of securities at fair value through other comprehensive income		8		3,049
Losses on disposal of securities at fair value through other comprehensive income		323,147		331,665

		323,155		334,714

Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost		49,534		78,089

		49,534		78,089

Losses on hedge accounting		379,343		874,704
Losses on foreign exchange transactions		6,130,076		11,159,131
Deposit insurance fee		570,465		538,016
Credit guarantee fund fee		327,764		283,912
Depreciation expenses of operating lease assets		713,056		682,783
Others		1,870,246		1,393,888

		10,363,639		15,345,237

Net other operating expenses	~~W~~	(2,712,989)	~~W~~	(2,262,123)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

32. General and Administrative Expenses

32.1 Details of general and administrative expenses for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Expenses related to employee
Employee benefits - salaries	~~W~~	2,621,008	~~W~~	2,639,569
Employee benefits - others		860,038		897,559
Post-employment benefits - defined benefit plans		155,720		222,388
Post-employment benefits - defined contribution plans		32,160		32,743
Termination benefits		275,632		312,980
Share-based payments		69,703		51,756

		4,014,261		4,156,995

Depreciation and amortization		865,927		816,841

Other general and administrative expenses
Rental expense		100,761		98,346
Tax and dues		303,987		254,749
Communication		48,704		51,136
Electricity and utilities		45,255		32,954
Publication		9,263		10,435
Repairs and maintenance		51,202		50,828
Vehicle		18,015		18,308
Travel		18,177		16,680
Training		44,275		41,114
Service fees		233,403		242,762
Electronic data processing expenses		354,842		310,000
Advertising		230,192		236,957
Others		309,142		305,549

		1,767,218		1,669,818

	~~W~~	6,647,406	~~W~~	6,643,654

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

32.2 Share-based Payments

32.2.1 Stock grants

The Group changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

32.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2023, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 30	Apr. 1, 2021	3,070	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 33	Jan. 1, 2022	55,868	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 34	Feb. 1, 2022	654	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 35	May 27, 2022	5,067	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 36	Jan. 1, 2023	55,645	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 38	Nov. 21, 2023	55,547	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Deferred grant in 2015		3,183	Satisfied
Deferred grant in 2016		943	Satisfied
Deferred grant in 2018		884	Satisfied
Deferred grant in 2020		9,493	Satisfied
Deferred grant in 2021		18,105	Satisfied
Deferred grant in 2022		38,277	Satisfied
Deferred grant in 2023		40,881	Satisfied

		287,617

Kookmin Bank
Series 83	Apr. 1, 2021	14,972	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 85	Jan. 1, 2022	259,752	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and EPS & Asset Quality [5] 70%
Series 86	Feb. 1, 2022	1,525	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 88	Mar. 14, 2022	5,179	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 90	Jul. 18, 2022	3,716	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 91	Aug. 24, 2022	7,277	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

32.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2023, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Series 92	Jan. 1, 2023	187,802	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 93	Mar. 15, 2023	585	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 94	Apr. 1, 2023	8,794	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 95	Oct. 5, 2023	126	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Deferred grant in 2016		799	Satisfied
Deferred grant in 2017		893	Satisfied
Deferred grant in 2018		1,145	Satisfied
Deferred grant in 2020		26,763	Satisfied
Deferred grant in 2021		104,643	Satisfied
Deferred grant in 2022		87,342	Satisfied
Deferred grant in 2023		3,611	Satisfied

		714,924	Satisfied

Other subsidiaries
Stock granted in 2010		106	Services fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Stock granted in 2011		146
Stock granted in 2012		420
Stock granted in 2013		544
Stock granted in 2014		1,028
Stock granted in 2015		2,014
Stock granted in 2016		936
Stock granted in 2017		9,162
Stock granted in 2018		19,861
Stock granted in 2019		23,789
Stock granted in 2020		94,348
Stock granted in 2021		120,615
Stock granted in 2022		392,509
Stock granted in 2023		368,112

		1,033,590

		2,036,131

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2023 (Deferred grants are residual shares vested as of December 31, 2023).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract - Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Performance results of company and employee
[5]	EPS, Asset Quality

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

32.2.1.2 Details of stock grants linked to short-term performance as of December 31, 2023, are as follows:

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	2,097	Satisfied
Stock granted in 2016	3,034	Satisfied
Stock granted in 2017	306	Satisfied
Stock granted in 2018	380	Satisfied
Stock granted in 2020	10,514	Satisfied
Stock granted in 2021	23,677	Satisfied
Stock granted in 2022	45,115	Satisfied
Stock granted in 2023	46,045	Proportional to service period
Kookmin Bank
Stock granted in 2015	419	Satisfied
Stock granted in 2016	2,135	Satisfied
Stock granted in 2017	535	Satisfied
Stock granted in 2018	739	Satisfied
Stock granted in 2020	44,890	Satisfied
Stock granted in 2021	86,235	Satisfied
Stock granted in 2022	164,595	Satisfied
Stock granted in 2023	133,455	Proportional to service period
Other subsidiaries
Stock granted in 2015	4,048	Satisfied
Stock granted in 2016	18,144	Satisfied
Stock granted in 2017	35,359	Satisfied
Stock granted in 2018	82,096	Satisfied
Stock granted in 2019	91,957	Satisfied
Stock granted in 2020	262,023	Satisfied
Stock granted in 2021	461,736	Satisfied
Stock granted in 2022	511,024	Satisfied
Stock granted in 2023	307,631	Proportional to service period

	2,338,189

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

32.2.1.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2023, are as follows:

(In Korean won)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Linked to long-term performance
(KB Financial Group Inc.)
Series 30	3.43	43,098~48,307	47,066~52,755
Series 33	3.43	41,446~51,061	47,066~52,755
Series 34	3.43	39,972~46,008	44,873~51,649
Series 35	3.43	44,392~49,758	47,066~52,755
Series 36	3.43	44,873~52,755	44,873~52,755
Series 38	3.43	35,080~40,381	41,090~47,300
Deferred grant in 2015	3.43	—	49,315~52,755
Deferred grant in 2016	3.43	—	52,755
Deferred grant in 2018	3.43	—	52,755
Deferred grant in 2020	3.43	—	49,315~52,755
Deferred grant in 2021	3.43	—	51,649~52,755
Deferred grant in 2022	3.43	—	49,315~52,755
Deferred grant in 2023	3.43	—	47,300~51,931
(Kookmin Bank)
Series 83	3.43	42,053~48,307	47,066~52,755
Series 85	3.43	38,623~48,102	47,066~52,755
Series 86	3.43	39,972~46,008	44,873~51,649
Series 88	3.43	41,215~47,439	44,873~51,649
Series 90	3.43	42,737~49,190	44,873~51,649
Series 91	3.43	42,750~49,206	44,873~51,649
Series 92	3.43	44,873~52,755	44,873~52,755
Series 93	3.43	47,066~52,755	47,066~52,755
Series 94	3.43	42,787~52,755	42,787~52,755
Series 95	3.43	43,187~48,407	47,066~52,755
Grant deferred in 2016	3.43	—	52,755
Grant deferred in 2017	3.43	—	52,755
Grant deferred in 2018	3.43	—	52,755
Grant deferred in 2020	3.43	—	52,755
Grant deferred in 2021	3.43	—	51,649~52,755
Grant deferred in 2022	3.43	—	44,873~52,755
Grant deferred in 2023	3.43	—	48,939~53,705
(Other subsidiaries)
Stock granted in 2010	3.43	—	52,755
Stock granted in 2011	3.43	—	52,755
Stock granted in 2012	3.43	—	49,315~52,755
Stock granted in 2013	3.43	—	49,315~52,755
Stock granted in 2014	3.43	—	49,315~52,755
Stock granted in 2015	3.43	—	47,066~52,755
Stock granted in 2016	3.43	—	51,649~52,755
Stock granted in 2017	3.43	—	42,787~52,755
Stock granted in 2018	3.43	—	40,891~56,379
Stock granted in 2019	3.43	—	42,787~56,379

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

32.2.1.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2023, are as follows: (cont’d)

(In Korean won)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Linked to long-term performance
Stock granted in 2020	3.43	—	44,873~56,379
Stock granted in 2021	3.43	40,108~52,755	42,787~56,379
Stock granted in 2022	3.43	38,994~52,549	44,873~53,544
Stock granted in 2023	3.43	39,278~52,755	42,787~52,755
Linked to short-term performance
(KB Financial Group Inc.)
Stock granted in 2015	3.43	—	49,315~52,755
Stock granted in 2016	3.43	—	44,873~52,755
Stock granted in 2017	3.43	—	52,755
Stock granted in 2018	3.43	—	52,755
Stock granted in 2020	3.43	—	49,315~52,755
Stock granted in 2021	3.43	—	51,649~52,755
Stock granted in 2022	3.43	—	49,315~52,755
Stock granted in 2023	3.43	—	47,066~51,931
(Kookmin Bank)
Stock granted in 2015	3.43	—	52,755
Stock granted in 2016	3.43	—	51,649~52,755
Stock granted in 2017	3.43	—	52,755
Stock granted in 2018	3.43	—	52,755
Stock granted in 2020	3.43	—	52,755
Stock granted in 2021	3.43	—	51,649~52,755
Stock granted in 2022	3.43	—	44,873~52,755
Stock granted in 2023	3.43	—	47,066~53,705
(Other subsidiaries)
Stock granted in 2015	3.43	—	42,787~52,755
Stock granted in 2016	3.43	—	42,787~52,755
Stock granted in 2017	3.43	—	40,891~52,755
Stock granted in 2018	3.43	—	40,891~56,379
Stock granted in 2019	3.43	—	42,787~56,379
Stock granted in 2020	3.43	—	42,787~56,379
Stock granted in 2021	3.43	—	42,787~56,379
Stock granted in 2022	3.43	—	42,787~53,558
Stock granted in 2023	3.43	—	42,787~53,581

The Group uses the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year risk-free rate of Korea Treasury Bond in order to measure the fair value.

32.2.1.4 The accrued expenses for share-based payments related to stock grants are ~~W~~ 202,243 million and ~~W~~ 186,908 million as of December 31, 2023 and 2022, respectively, and the compensation costs amounting to ~~W~~ 77,932 million and ~~W~~ 58,340 million were recognized for the years ended December 31, 2023 and 2022, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

32.2.2 Mileage stock

32.2.2.1 Details of mileage stock as of December 31, 2023, are as follows:

(In number of shares)

Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2019
Nov. 1, 2019	119	0.00~0.83	48
Nov. 8, 2019	14	0.00~0.85	6
Dec. 5, 2019	56	0.00~0.93	39
Dec. 6, 2019	84	0.00~0.93	38
Dec. 31, 2019	87	0.00~1.00	22
Stock granted in 2020
Jan. 18, 2020	28,645	0.00~1.05	13,953
May 12, 2020	46	0.00~1.36	43
Jun. 30, 2020	206	0.00~1.50	147
Aug. 26, 2020	40	0.00~1.65	27
Oct. 29, 2020	160	0.00~1.83	107
Nov. 6, 2020	45	0.00~1.85	37
Nov. 30, 2020	35	0.00~1.92	29
Dec. 2, 2020	57	0.00~1.92	26
Dec. 4, 2020	154	0.00~1.93	79
Dec. 30, 2020	88	0.00~2.00	51
Stock granted in 2021
Jan. 15, 2021	28,156	0.00~2.04	16,045
Apr. 5, 2021	89	0.00~2.26	53
Jul. 1, 2021	54	0.00~2.50	36
Jul. 2, 2021	11	0.00~2.50	11
Jul. 27, 2021	70	0.00~2.57	63
Nov. 1, 2021	71	0.00~2.84	71
Nov. 16, 2021	53	0.00~2.88	13
Dec. 3, 2021	91	0.00~2.92	74
Dec. 6, 2021	87	0.00~2.93	76
Dec. 30, 2021	76	0.00~3.00	76
Stock granted in 2022
Jan. 14, 2022	20,909	0.00~3.04	16,253
Apr. 4, 2022	65	0.00~3.26	65
Apr. 19, 2022	33	0.00~3.30	29
Jul. 1, 2022	62	0.00~3.50	21
Aug. 3, 2022	62	0.00~3.59	15
Aug. 9, 2022	80	0.00~3.61	60
Oct. 19, 2022	55	0.00~3.80	23
Nov. 1, 2022	177	0.00~3.84	159
Dec. 1, 2022	49	0.00~3.92	49
Dec. 2, 2022	42	0.00~3.92	30
Dec. 6, 2022	88	0.00~3.93	70
Dec. 12, 2022	114	0.00~3.95	114
Dec. 15, 2022	42	0.00~3.96	42
Dec. 30, 2022	114	0.00~4.00	114

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

32.2.2.1 Details of mileage stock as of December 31, 2023, are as follows: (cont’d)

(In number of shares)

Grant date	Number of granted shares 1	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2023
Jan. 9, 2023	23,071	0.00~4.02	22,084
Jan. 14, 2023	742	0.00~4.04	688
Mar. 7, 2023	58	0.00~4.18	58
Mar. 27, 2023	58	0.00~4.24	58
Mar. 31, 2023	97	0.00~4.25	97
May 4, 2023	105	0.00~4.34	105
Jul. 3, 2023	63	0.00~4.50	63
Jul. 26, 2023	38	0.00~4.57	38
Jul. 31, 2023	220	0.00~4.58	220
Oct. 20, 2023	80	0.00~4.80	80
Nov. 1, 2023	78	0.00~4.84	78
Dec. 1, 2023	49	0.00~4.92	49
Dec. 13, 2023	115	0.00~4.95	115
Dec. 14, 2023	57	0.00~4.95	57
Dec. 27, 2023	19	0.00~4.99	19
Dec. 28, 2023	162	0.00~4.99	162
Dec. 29, 2023	95	0.00~4.99	95

	105,593		72,280

1 Mileage stock is exercisable for four years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period.

2 Assessed based on the stock price as of December 31, 2023. These shares are vested immediately at grant date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

32.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 3,910 million and ~~W~~ 2,738 million as of December 31, 2023 and 2022, respectively. The compensation costs amounting to ~~W~~ 1,645 million and ~~W~~ 870 million were recognized as expenses for the years ended December 31, 2023 and 2022, respectively.

32.2.3 Long-term share-based payments

The Group calculates the short-term performance bonus of executives of KB Life Insurance Co., Ltd. based on the result of performance evaluation as of the grant date and defers the bonus for three years and pays it in cash reflecting the stock price of KB Financial Group Inc. at that time.

32.2.3.1 Details of long-term share-based payments as of December 31, 2023, are as follows:

(In number of shares)

	Grant date	Vested shares	Expected exercise period (years)	Vesting condition
Granted in 2020	2020	13,402	—	Services fulfillment

32.2.3.2 Long-term share-based payments are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2023, are as follows:

(In Korean won)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Granted in 2020	3.43	—	52,755

The Group uses the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year risk-free rate of Korea Treasury Bond in order to measure the fair value.

32.2.3.3 The accrued expenses for long-term share-based payments are ~~W~~ 707 million and ~~W~~ 625 million as of December 31, 2023 and 2022, respectively. The compensation costs amounting to ~~W~~ 82 million and ~~W~~ 65 million were recognized as expenses for the years ended December 31, 2023 and 2022, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

33. Net Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Other non-operating income
Gains on disposal of property and equipment	~~W~~	1,790	~~W~~	155,177
Rental income		23,682		26,176
Others		131,995		283,991

		157,467		465,344

Other non-operating expenses
Losses on disposal of property and equipment		1,839		2,164
Donation		120,560		94,771
Restoration costs		3,642		2,857
Management cost for written-off loans		3,769		4,296
Impairment losses on goodwill		6,268		—
Others		319,369		171,932

		455,447		276,020

Net other non-operating income (expenses)	~~W~~	(297,980)	~~W~~	189,324

34. Income Tax Expense

34.1 Details of income tax expense for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Income tax payable
Current income tax expense	~~W~~	1,468,269	~~W~~	1,984,075
Adjustments of income tax of prior years recognized in current tax		(35,326)		(122,385)

		1,432,943		1,861,690

Changes in deferred income tax assets and liabilities *		532,256		(344,157)

Income tax recognized directly in equity and others
Remeasurements of net defined benefit liabilities		25,895		(91,150)
Currency translation differences		(11,866)		(15,059)
Net gains or losses on financial assets at fair value through other comprehensive income		(1,198,075)		2,344,582
Share of other comprehensive income or loss of associates and joint ventures		(7)		44
Gains or losses on cash flow hedging instruments		(1,913)		(25,049)
Gains or losses on hedging instruments of net investments in foreign operations		4,931		24,936
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		19,038		(14,009)
Finance gains or losses on insurance contract assets (liabilities)		810,383		(2,143,070)

		(351,614)		81,225

Others		(6,567)		(80,415)

Income tax expense	~~W~~	1,607,018	~~W~~	1,518,343

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

34.2 Analysis of the relationship between net profit before income tax expense and income tax expense for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023			2022
	Tax rate (%)	Amount		Tax rate (%)	Amount
Profit before income tax expense		~~W~~	6,170,449		~~W~~	5,449,744
Income tax at the applicable tax rate *	26.23		1,618,637	27.31		1,488,318
Non-taxable income	(0.71)		(44,083)	(1.05)		(57,320)
Non-deductible expenses	0.34		21,133	0.42		22,661
Tax credit and tax exemption	(0.03)		(2,006)	(0.04)		(2,380)
Temporary difference for which no deferred tax is recognized	(0.07)		(4,312)	2.49		135,694
Changes in recognition and measurement of deferred tax	1.11		68,362	0.90		49,262
Income tax refund for tax of prior years	(0.70)		(42,952)	(2.54)		(138,314)
Income tax expense of overseas branches	0.91		56,285	0.57		31,270
Tax rate change effect	0.01		622	0.05		2,714
Others	(1.05)		(64,668)	(0.25)		(13,562)

Average effective tax rate and income tax expense	26.04	~~W~~	1,607,018	27.86	~~W~~	1,518,343

*

Applicable income tax rate for ~~W~~ 200 million and below is 9.9%, for over ~~W~~ 200 million to ~~W~~ 20,000 million is 20.9%, for over ~~W~~ 20,000 million to ~~W~~ 300,000 million is 23.1% and for over ~~W~~ 300,000 million is 26.4% for the years ended December 31, 2023.

*

Applicable income tax rate for ~~W~~ 200 million and below is 11%, for over ~~W~~ 200 million to ~~W~~ 20,000 million is 22%, for over ~~W~~ 20,000 million to ~~W~~ 300,000 million is 24.2% and for over ~~W~~ 300,000 million is 27.5% for the years ended December 31, 2022.

35. Dividends

The annual dividends to the shareholders of the Parent Company for the year ended December 31, 2022, amounting to ~~W~~ 564,070 million (~~W~~ 1,450 per share) were declared at the annual general shareholders’ meeting on March 24, 2023 and paid in April 10, 2023.

According to the resolution of the board of directors on April 27, 2023, the quarterly dividend amounting to ~~W~~ 195,966 million (~~W~~ 510 per share) with dividend record date of March 31, 2023 were paid on May 11, 2023; according to the resolution of the board of directors on July 25, 2023, the quarterly dividend amounting to ~~W~~ 195,966 million (~~W~~ 510 per share) with dividend record date of June 30, 2023 were paid on August 8, 2023; and according to the resolution of the board of directors on October 24, 2023, the quarterly dividend amounting to ~~W~~ 194,998 million (~~W~~ 510 per share) with dividend record date of September 30, 2023 were paid on November 8, 2023. The annual dividends to the shareholders of the Company for the year ended December 31, 2023, amounting to ~~W~~ 587,006 million (~~W~~ 1,530 per share) is to be proposed at the general shareholders’ meeting scheduled for March 22, 2024. The Company’s financial statements as of and for the year ended December 31, 2023, do not reflect this dividend payable.

Meanwhile, the annual dividends and quarterly dividends paid in 2022 were ~~W~~ 853,299 million (~~W~~ 2,190 per share) and ~~W~~ 584,452 million (~~W~~ 500 per share), respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

36. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(88,770)	~~W~~	(98,420)	~~W~~	—	~~W~~	—	~~W~~	25,895	~~W~~	(161,295)
Currency translation differences		254,446		42,925		(23,753)		—		(11,866)		261,752
Gains (losses) on financial instruments at fair value through other comprehensive income		(6,081,560)		4,299,541		281,849		(37,254)		(1,198,075)		(2,735,499)
Share of other comprehensive income (loss) of associates and joint ventures		(3,342)		31		—		—		(7)		(3,318)
Gains (losses) on cash flow hedging instruments		19,632		7,328		48,508		—		(1,913)		73,555
Gains (losses) on hedging instruments of net investments in foreign operations		(114,742)		(19,590)		—		—		4,931		(129,401)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		41,063		(71,901)		—		—		19,038		(11,800)
Finance gains or losses on insurance contract assets (liabilities)		7,223,195		(3,032,407)		—		—		810,383		5,001,171

	~~W~~	1,249,922	~~W~~	1,127,507	~~W~~	306,604	~~W~~	(37,254)	~~W~~	(351,614)	~~W~~	2,295,165

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

36. Accumulated Other Comprehensive Income (Loss) (cont’d)

(In millions of Korean won)	2022
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(328,392)	~~W~~	330,772	~~W~~	—	~~W~~	—	~~W~~	(91,150)	~~W~~	(88,770)
Currency translation differences		96,129		173,376		—		—		(15,059)		254,446
Gains on financial instruments at fair value through other comprehensive income		434,956		(8,873,141)		347,246		(335,203)		2,344,582		(6,081,560)
Share of other comprehensive income (loss) of associates and joint ventures		(2,980)		(406)		—		—		44		(3,342)
Losses on cash flow hedging instruments		(6,535)		71,753		(20,537)		—		(25,049)		19,632
Gains (losses) on hedging instruments of net investments in foreign operations		(35,658)		(104,020)		—		—		24,936		(114,742)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		2,208		52,864		—		—		(14,009)		41,063
Assets of a disposal group held for sale		7,671		(7,671)		—		—		—		—
Finance gains or losses on insurance contract assets (liabilities)		1,215,916		8,150,349		—		—		(2,143,070)		7,223,195

	~~W~~	1,383,315	~~W~~	(206,124)	~~W~~	326,709	~~W~~	(335,203)	~~W~~	81,225	~~W~~	1,249,922

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

37. Earnings per Share

37.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding.

37.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2023		2022
	Number of shares	Accumulated number of shares	Number of shares	Accumulated number of shares
Number of issued ordinary shares	403,511,072	147,787,824,904	408,897,068	150,138,929,728
Number of treasury shares *	(24,847,247)	(7,617,096,867)	(19,262,733)	(7,922,397,453)

Average number of ordinary shares outstanding	378,663,825	140,170,728,037	389,634,335	142,216,532,275

Number of days		365		365
Weighted average number of ordinary shares outstanding		384,029,392		389,634,335

*	Treasury stock retired during the year ended December 31, 2023 and 2022 were deducted from April 4, 2023 and February 14, 2022, respectively.

37.1.2 Basic earnings per share

(In Korean won and in number of shares)	2023		2022
Profit attributable to shareholders of the Parent Company	~~W~~	4,631,932,222,629	~~W~~	4,152,991,586,688
Deduction: Dividends on hybrid securities		(184,915,050,000)		(126,402,175,000)

Profit attributable to ordinary equity holders of the Parent Company (A)		4,447,017,172,629		4,026,589,411,688
Weighted average number of ordinary shares outstanding (B)		384,029,392		389,634,335
Basic earnings per share (A/B)	~~W~~	11,580	~~W~~	10,334

37.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares such as stock grants and ordinary share exchange right of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price for the year) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expense after tax for the period is added to profit for diluted earnings per share.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

37.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2023		2022
Profit attributable to shareholders of the Parent Company	~~W~~	4,631,932,222,629	~~W~~	4,152,991,586,688
Deduction: Dividends on hybrid securities		(184,915,050,000)		(126,402,175,000)

Profit attributable to ordinary equity holders of the Parent Company		4,447,017,172,629		4,026,589,411,688
Adjustments: Interest expense on exchangeable bonds		2,451,851,049		2,380,953,816

Adjusted profit for diluted earnings per share	~~W~~	4,449,469,023,678	~~W~~	4,028,970,365,504

37.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2023	2022
Weighted average number of ordinary shares outstanding	384,029,392	389,634,335
Adjustment:
Stock grants	4,300,774	4,306,711
Exchangeable bonds	5,000,000	5,000,000

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	393,330,166	398,941,046

37.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2023		2022
Adjusted profit for diluted earnings per share	~~W~~	4,449,469,023,678	~~W~~	4,028,970,365,504
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		393,330,166		398,941,046

Diluted earnings per share	~~W~~	11,312	~~W~~	10,099

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38. Insurance Contracts

38.1 Details of insurance contract assets and insurance contract liabilities as of December 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)

	December 31, 2023
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	219,782	~~W~~	9,858	~~W~~	—	~~W~~	—
Insurance contract liabilities		12,184,805		449,459		6,992,772		6,256,123		—		20,429,882		1,505,850		2,224,924		264,737

Net insurance contract liabilities	~~W~~	12,184,805	~~W~~	449,459	~~W~~	6,992,772	~~W~~	6,256,123	~~W~~	—	~~W~~	20,210,100	~~W~~	1,495,992	~~W~~	2,224,924	~~W~~	264,737

Reinsurance contract assets	~~W~~	365	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,545	~~W~~	455,016	~~W~~	957,040	~~W~~	10,513	~~W~~	226,689
Reinsurance contract liabilities		14,913		17,275		—		—		—		—		3,842		—		—

Net reinsurance contract assets (liabilities)	~~W~~	(14,548)	~~W~~	(17,275)	~~W~~	—	~~W~~	—	~~W~~	5,545	~~W~~	455,016	~~W~~	953,198	~~W~~	10,513	~~W~~	226,689

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.1 Details of insurance contract assets and insurance contract liabilities as of December 31, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2022
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	78,687	~~W~~	4,617	~~W~~	—	~~W~~	—
Insurance contract liabilities		10,523,709		331,137		7,337,627		5,716,165		—		18,195,275		1,470,773		2,172,574		222,174

Net insurance contract liabilities	~~W~~	10,523,709	~~W~~	331,137	~~W~~	7,337,627	~~W~~	5,716,165	~~W~~	—	~~W~~	18,116,588	~~W~~	1,466,156	~~W~~	2,172,574	~~W~~	222,174

Reinsurance contract assets	~~W~~	837	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,827	~~W~~	381,733	~~W~~	1,014,265	~~W~~	31,750	~~W~~	63,554
Reinsurance contract liabilities		12,008		16,572		—		—		—		—		3,148		—		—

Net reinsurance contract assets (liabilities)	~~W~~	(11,171)	~~W~~	(16,572)	~~W~~	—	~~W~~	—	~~W~~	3,827	~~W~~	381,733	~~W~~	1,011,117	~~W~~	31,750	~~W~~	63,554

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.2 Changes in insurance and reinsurance contract liabilities

38.2.1 Changes in insurance contract assets and insurance contract liabilities not applying the premium allocation approach for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Liability for Remaining Coverage						Total
	Other than Loss Component		Loss Component		Liability for Incurred Claims
Beginning	~~W~~	39,761,867	~~W~~	282,070	~~W~~	1,981,290	~~W~~	42,025,227
Insurance revenue		(6,205,472)		—		—		(6,205,472)
Insurance service expenses
Insurance claims and expenses		—		(18,741)		4,505,137		4,486,396
Amortization of insurance acquisition cash flows		206,367		—		—		206,367
Changes in fulfilment cash flows relating to incurred claims		—		—		(47,991)		(47,991)
Losses on onerous contracts and reversals		—		279,130		—		279,130
Other insurance service expenses		3,791		—		—		3,791
Insurance service result		(5,995,314)		260,389		4,457,146		(1,277,779)
Insurance finance income and expenses		5,005,784		5,595		50,296		5,061,675
Investment components		(5,233,167)		—		5,233,167		—
Cashflow
Premiums received		12,118,916		—		—		12,118,916
Insurance acquisition cash flows		(2,243,231)		—		—		(2,243,231)
Incurred claims and expenses		—		—		(6,796,305)		(6,796,305)
Other cashflow		—		—		(2,795,316)		(2,795,316)
Total cashflow		9,875,685		—		(9,591,621)		284,064
Other		72		—		—		72

Ending	~~W~~	43,414,927	~~W~~	548,054	~~W~~	2,130,278	~~W~~	46,093,259

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.2.1 Changes in insurance contract assets and insurance contract liabilities not applying the premium allocation approach for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Liability for Remaining Coverage						Total
	Other than Loss Component		Loss Component		Liability for Incurred Claims
Beginning	~~W~~	48,565,160	~~W~~	151,369	~~W~~	2,041,937	~~W~~	50,758,466
Insurance revenue		(5,567,717)		—		—		(5,567,717)
Insurance service expenses
Insurance claims and expenses		—		(7,714)		4,101,680		4,093,966
Amortization of insurance acquisition cash flows		205,489		—		—		205,489
Changes in fulfilment cash flows relating to incurred claims		—		—		(113,284)		(113,284)
Losses on onerous contracts and reversals		—		135,992		—		135,992
Other insurance service expenses		1,670		—		—		1,670
Insurance service result		(5,360,558)		128,278		3,988,396		(1,243,884)
Insurance finance income and expenses		(7,590,060)		2,423		23,863		(7,563,774)
Investment components		(6,373,789)		—		6,373,789		—
Cashflow
Premiums received		12,396,650		—		—		12,396,650
Insurance acquisition cash flows		(1,873,773)		—		—		(1,873,773)
Incurred claims and expenses		—		—		(6,904,161)		(6,904,161)
Other cashflow		—		—		(3,540,943)		(3,540,943)
Total cashflow		10,522,877		—		(10,445,104)		77,773
Other		(1,763)		—		(1,591)		(3,354)

Ending	~~W~~	39,761,867	~~W~~	282,070	~~W~~	1,981,290	~~W~~	42,025,227

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.2.2 Changes in insurance contract assets and insurance contract liabilities applying the premium allocation approach for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Liability for Remaining Coverage				Liability for Incurred Claims				Total
	Other than Loss Component		Loss Component		Present value of estimated future cashflow		Risk adjustment for non-financial risks
Beginning	~~W~~	1,839,419	~~W~~	1,300	~~W~~	1,941,475	~~W~~	78,709	~~W~~	3,860,903
Insurance revenue		(4,090,221)		—		—		—		(4,090,221)
Insurance service expenses
Insurance claims and expenses		—		—		3,545,909		55,663		3,601,572
Amortization of insurance acquisition cash flows		449,062		—		—		—		449,062
Changes in fulfilment cash flows relating to incurred claims		—		—		(226,333)		(39,009)		(265,342)
Losses on onerous contracts and reversals		—		807		—		—		807
Other insurance service expenses		4,956		—		—		—		4,956
Insurance service result		(3,636,203)		807		3,319,576		16,654		(299,166)
Insurance finance income and expenses		(2,047)		—		13,943		1,005		12,901
Investment components		—		—		—		—		—
Cashflow
Premiums received		4,176,452		—		—		—		4,176,452
Insurance acquisition cash flows		(455,528)		—		—		—		(455,528)
Incurred claims and expenses		—		—		(3,323,187)		—		(3,323,187)
Other cashflow		—		—		—		—		—
Total cashflow		3,720,924		—		(3,323,187)		—		397,737
Other		11,238		—		1,973		67		13,278

Ending	~~W~~	1,933,331	~~W~~	2,107	~~W~~	1,953,780	~~W~~	96,435	~~W~~	3,985,653

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.2.2 Changes in insurance contract assets and insurance contract liabilities applying the premium allocation approach for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Liability for Remaining Coverage				Liability for Incurred Claims				Total
	Other than Loss Component		Loss Component		Present value of estimated future cashflow		Risk adjustment for non-financial risks
Beginning	~~W~~	1,754,875	~~W~~	311	~~W~~	1,792,381	~~W~~	136,222	~~W~~	3,683,789
Insurance revenue		(3,982,384)		—		—		—		(3,982,384)
Insurance service expenses
Insurance claims and expenses		—		—		3,301,371		44,497		3,345,868
Amortization of insurance acquisition cash flows		426,638		—		—		—		426,638
Changes in fulfilment cash flows relating to incurred claims		—		—		(9,854)		(101,987)		(111,841)
Losses on onerous contracts and reversals		—		989		—		—		989
Other insurance service expenses		4,158		—		—		—		4,158
Insurance service result		(3,551,588)		989		3,291,517		(57,490)		(316,572)
Insurance finance income and expenses		3,378		—		14,915		(164)		18,129
Investment components		(14,179)		—		14,179		—		—
Cashflow
Premiums received		4,069,236		—		—		—		4,069,236
Insurance acquisition cash flows		(435,775)		—		—		—		(435,775)
Incurred claims and expenses		—		—		(3,181,702)		—		(3,181,702)
Other cashflow		—		—		—		—		—
Total cashflow		3,633,461		—		(3,181,702)		—		451,759
Other		13,472		—		10,186		140		23,798

Ending	~~W~~	1,839,419	~~W~~	1,300	~~W~~	1,941,476	~~W~~	78,708	~~W~~	3,860,903

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.2.3 Changes in reinsurance contract assets and reinsurance contract liabilities not applying the premium allocation approach for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Liability for Remaining Coverage				Liability for Incurred Claims		Total
	Other than Loss Component		Loss Component
Beginning	~~W~~	10,055	~~W~~	24,149	~~W~~	320,357	~~W~~	354,561
Allocation of Reinsurance Premiums		(157,755)		—		—		(157,755)
Reinsurance Recoverables
Reinsurance claims and expenses		—		(2,554)		129,701		127,147
Changes in fulfilment cash flows relating to incurred claims		—		—		4,519		4,519
Recovery from loss recovery component and reversals		—		51,439		—		51,439
Reinsurance service result		(157,755)		48,885		134,220		25,350
Reinsurance finance income and expenses		44,161		788		2,764		47,713
Effect of changes in exchange rate		4		(1)		—		3
Effect of changes in credit default risk of reinsurer		161		—		138		299
Total reinsurance finance income and expenses		44,326		787		2,902		48,015
Investment components		(435,701)		—		435,701		—
Cashflow
Reinsurance Premiums Paid		498,995		—		—		498,995
Amounts recovered from reinsurer		—		—		(501,074)		(501,074)
Total cashflow		498,995		—		(501,074)		(2,079)
Other		—		—		—		—

Ending	~~W~~	(40,080)	~~W~~	73,821	~~W~~	392,106	~~W~~	425,847

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.2.3 Changes in reinsurance contract assets and reinsurance contract liabilities not applying the premium allocation approach for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Liability for Remaining Coverage						Total
	Other than Loss Component		Loss Component		Liability for Incurred Claims
Beginning	~~W~~	68,343	~~W~~	18,559	~~W~~	305,754	~~W~~	392,656
Allocation of Reinsurance Premiums		(132,741)		—		—		(132,741)
Reinsurance Recoverables
Reinsurance claims and expenses		—		(2,250)		124,436		122,186
Changes in fulfilment cash flows relating to incurred claims		—		—		(7,588)		(7,588)
Recovery from loss recovery component and reversals		—		7,358		—		7,358
Reinsurance service result		(132,741)		5,108		116,848		(10,785)
Reinsurance finance income and expenses		(58,406)		483		4,824		(53,099)
Effect of changes in exchange rate		(33)		(1)		36		2
Effect of changes in credit default risk of reinsurer		748		—		(44)		704
Total reinsurance finance income and expenses		(57,691)		482		4,816		(52,393)
Investment components		(394,698)		—		394,698		—
Cashflow
Reinsurance Premiums Paid		526,842		—		—		526,842
Amounts recovered from reinsurer		—		—		(501,759)		(501,759)
Total cashflow		526,842		—		(501,759)		25,083
Other		—		—		—		—

Ending	~~W~~	10,055	~~W~~	24,149	~~W~~	320,357	~~W~~	354,561

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.2.4 Changes in reinsurance contract assets and reinsurance contract liabilities applying the premium allocation approach for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Liability for Remaining Coverage				Liability for Incurred Claims
	Other than Loss Component		Loss Component		Present value of estimated future cashflow		Risk adjustment for non-financial risks		Total
Beginning	~~W~~	12,516	~~W~~	229	~~W~~	1,066,910	~~W~~	30,022	~~W~~	1,109,677
Reinsurance service income		(679,353)		—		—		—		(679,353)
Reinsurance service expenses
Reinsurance claims and expenses		4,485		—		665,538		29,797		699,820
Changes in fulfilment cash flows relating to incurred claims		—		—		(187,486)		(12,475)		(199,961)
Recovery from loss recovery component and reversals		—		151		—		—		151
Reinsurance service result		(674,868)		151		478,052		17,322		(179,343)
Reinsurance finance income and expenses		750		—		(4,247)		(455)		(3,952)
Effect of changes in exchange rate		(1,736)		—		6,033		—		4,297
Effect of changes in credit default risk of reinsurer		(43)		—		(20,273)		—		(20,316)
Total reinsurance finance income and expenses		(1,029)		—		(18,487)		(455)		(19,971)
Investment components		(3,723)		—		3,723		—		—
Cashflow
Reinsurance Premiums Paid		785,809		—		—		—		785,809
Amounts recovered from reinsurer		—		—		(496,962)		—		(496,962)
Total cashflow		785,809		—		(496,962)		—		288,847
Other		(6,171)		—		365		(113)		(5,919)

Ending	~~W~~	112,534	~~W~~	380	~~W~~	1,033,601	~~W~~	46,776	~~W~~	1,193,291

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.2.4 Changes in reinsurance contract assets and reinsurance contract liabilities applying the premium allocation approach for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Liability for Remaining Coverage				Liability for Incurred Claims
	Other than Loss Component		Loss Component		Present value of estimated future cashflow		Risk adjustment for non-financial risks		Total
Beginning	~~W~~	60,635	~~W~~	50	~~W~~	1,060,490	~~W~~	91,286	~~W~~	1,212,461
Reinsurance service income		(639,013)		—		—		—		(639,013)
Reinsurance service expenses
Reinsurance claims and expenses		3,673		—		442,566		14,955		461,194
Changes in fulfilment cash flows relating to incurred claims		—		—		15,632		(76,572)		(60,940)
Recovery from loss recovery component and reversals		—		179		—		—		179
Reinsurance service result		(635,340)		179		458,198		(61,617)		(238,580)
Reinsurance finance income and expenses		(391)		—		4,121		380		4,110
Effect of changes in exchange rate		2,036		—		15,753		10		17,799
Effect of changes in credit default risk of reinsurer		112		—		(3,645)		—		(3,533)
Total reinsurance finance income and expenses		1,757		—		16,229		390		18,376
Investment components		(13,773)		—		13,773		—		—
Cashflow
Reinsurance Premiums Paid		598,817		—		—		—		598,817
Amounts recovered from reinsurer		—		—		(483,571)		—		(483,571)
Total cashflow		598,817		—		(483,571)		—		115,246
Other		420		—		1,791		(37)		2,174

Ending	~~W~~	12,516	~~W~~	229	~~W~~	1,066,910	~~W~~	30,022	~~W~~	1,109,677

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.3 Changes in components of insurance and reinsurance Liability

38.3.1 Changes in components of insurance contract assets and insurance contract liabilities not applying the premium allocation approach for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Present value of estimated future cashflow		Risk adjustment for non-financial risks		Contractual service margin		Total
Beginning	~~W~~	27,291,670	~~W~~	1,475,440	~~W~~	13,258,117	~~W~~	42,025,227
Future service related changes:
Changes in estimations adjusting contractual service margin		1,379,799		19,649		(1,399,448)		—
Losses on onerous contracts and reversals		218,190		27,454		—		245,644
Effect of new contracts		(2,690,035)		251,886		2,471,636		33,487
Current period service related changes:
Contractual service margin recognized in profit or loss for the services provided		—		—		(1,245,076)		(1,245,076)
Changes in risk adjustment due to release of risk		—		(186,989)		—		(186,989)
Experience adjustment		(76,855)		—		—		(76,855)
Past period service related changes:
Changes in fulfilment cash flows relating to incurred claims		(15,528)		(32,462)		—		(47,990)
Insurance service result		(1,184,429)		79,538		(172,888)		(1,277,779)
Insurance finance income and expenses		4,479,170		118,749		463,756		5,061,675
Cashflow for the period:
Premiums received		12,118,916		—		—		12,118,916
Insurance acquisition cash flows		(2,243,231)		—		—		(2,243,231)
Incurred claims and expenses		(6,796,305)		—		—		(6,796,305)
Other cashflow		(2,795,316)		—		—		(2,795,316)
Total cashflow		284,064		—		—		284,064
Other		72		—		—		72

Ending	~~W~~	30,870,547	~~W~~	1,673,727	~~W~~	13,548,985	~~W~~	46,093,259

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.3.1 Changes in components of insurance contract assets and insurance contract liabilities not applying the premium allocation approach for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Present value of estimated future cashflow		Risk adjustment for non-financial risks		Contractual service margin		Total
Beginning	~~W~~	37,934,612	~~W~~	1,496,778	~~W~~	11,327,076	~~W~~	50,758,466
Future service related changes:
Changes in estimations adjusting contractual service margin		(410,556)		(863)		411,419		—
Losses on onerous contracts and reversals		105,287		6,833		—		112,120
Effect of new contracts		(2,435,217)		225,100		2,233,988		23,871
Current period service related changes:
Contractual service margin recognized in profit or loss for the services provided		—		—		(1,094,390)		(1,094,390)
Changes in risk adjustment due to release of risk		—		(166,128)		—		(166,128)
Experience adjustment		(6,933)		—		—		(6,933)
Others		860		—		—		860
Past period service related changes:
Changes in fulfilment cash flows relating to incurred claims		(81,492)		(31,792)		—		(113,284)
Insurance service result		(2,828,051)		33,150		1,551,017		(1,243,884)
Insurance finance income and expenses		(7,889,310)		(54,488)		380,024		(7,563,774)
Cashflow for the period:
Premiums received		12,396,650		—		—		12,396,650
Insurance acquisition cash flows		(1,873,773)		—		—		(1,873,773)
Incurred claims and expenses		(6,904,161)		—		—		(6,904,161)
Other cashflow		(3,540,943)		—		—		(3,540,943)
Total cashflow		77,773		—		—		77,773
Other		(3,354)	~~W~~	—	~~W~~	—	~~W~~	(3,354)

Ending	~~W~~	27,291,670	~~W~~	1,475,440	~~W~~	13,258,117	~~W~~	42,025,227

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.3.2 Changes in components of reinsurance contract assets and reinsurance contract liabilities not applying the premium allocation approach for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Present value of estimated future cashflow		Risk adjustment for non-financial risks		Contractual service margin		Total
Beginning	~~W~~	369,776	~~W~~	69,907	~~W~~	(85,122)	~~W~~	354,561
Future service related changes
Changes in estimations adjusting contractual service margin		(119,906)		(19,901)		139,807		—
Losses on onerous contracts and reversals		39,189		12,007		—		51,196
Effect of new contracts		24,733		10,910		(35,401)		242
Current period service related changes
Contractual service margin recognized in profit or loss for the services provided		—		—		(99)		(99)
Changes in risk adjustment due to release of risk		—		(5,353)		—		(5,353)
Experience adjustment		(25,153)		—		—		(25,153)
Past period service related changes
Changes in fulfilment cash flows relating to incurred claims		7,598		(3,081)		—		4,517
Reinsurance service result		(73,539)		(5,418)		104,307		25,350
Reinsurance finance income and expenses		41,043		8,908		(2,238)		47,713
Effect of changes in exchange rate		(5)		—		8		3
Effect of changes in credit default risk of reinsurer		299		—		—		299
Total reinsurance finance income and expenses		41,337		8,908		(2,230)		48,015
Cashflow for the period
Reinsurance Premiums Paid		498,995		—		—		498,995
Amounts recovered from reinsurer		(501,074)		—		—		(501,074)
Other cashflow		—		—		—		—
Total cashflow		(2,079)		—		—		(2,079)
Other		—		—		—		—

Ending	~~W~~	335,495	~~W~~	73,397	~~W~~	16,955	~~W~~	425,847

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.3.2 Changes in components of reinsurance contract assets and reinsurance contract liabilities not applying the premium allocation approach for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Present value of estimated future cashflow		Risk adjustment for non-financial risks		Contractual service margin		Total
Beginning	~~W~~	328,510	~~W~~	51,658	~~W~~	12,488	~~W~~	392,656
Future service related changes
Changes in estimations adjusting contractual service margin		53,503		26,699		(80,202)		—
Losses on onerous contracts and reversals		5,704		1,519		—		7,223
Effect of new contracts		6,675		4,491		(11,030)		136
Current period service related changes
Contractual service margin recognized in profit or loss for the services provided		—		—		(6,440)		(6,440)
Changes in risk adjustment due to release of risk		—		(3,226)		—		(3,226)
Experience adjustment		(890)		—		—		(890)
Past period service related changes
Changes in fulfilment cash flows relating to incurred claims		(4,507)		(3,081)		—		(7,588)
Reinsurance service result		60,485		26,402		(97,672)		(10,785)
Reinsurance finance income and expenses		(45,182)		(8,161)		244		(53,099)
Effect of changes in exchange rate		176		8		(182)		2
Effect of changes in credit default risk of reinsurer		704		—		—		704
Total reinsurance finance income and expenses		(44,302)		(8,153)		62		(52,393)
Cashflow for the period
Reinsurance Premiums Paid		526,842		—		—		526,842
Amounts recovered from reinsurer		(501,759)		—		—		(501,759)
Other cashflow		—		—		—		—
Total cashflow		25,083		—		—		25,083
Other		—		—		—		—

Ending	~~W~~	369,776	~~W~~	69,907	~~W~~	(85,122)	~~W~~	354,561

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.4 Details of insurance service results for the year ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Life insurance												Non-life insurance						Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	254,876	~~W~~	33,177	~~W~~	35,907	~~W~~	85,464	~~W~~	—	~~W~~	4,138,267	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	4,547,691
Changes in risk adjustment due to release of risk		18,099		2,846		4,720		4,992		—		184,724		—		—		—		215,381
Contractual service margin recognized in profit or loss for the services provided		287,724		19,960		35,629		89,669		—		812,094		—		—		—		1,245,076
Experience adjustments on premium related to current and past services		—		—		—		—		—		—		—		—		—		—
Recovery of insurance acquisition cash flows		18,996		2,835		6,167		5,339		—		170,819		—		—		—		204,156
Other insurance revenues		(3,444)		(228)		(2,409)		(752)		—		—		—		—		—		(6,833)

Insurance revenue for insurance contracts not applying the premium allocation approach		576,251		58,590		80,014		184,712		—		5,305,904		—		—		—		6,205,471
Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		1,291,887		2,714,975		83,360		4,090,222

Total insurance revenue	~~W~~	576,251	~~W~~	58,590	~~W~~	80,014	~~W~~	184,712	~~W~~	—	~~W~~	5,305,904	~~W~~	1,291,887	~~W~~	2,714,975	~~W~~	83,360	~~W~~	10,295,693

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.4 Details of insurance service results for the year ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	~~W~~	(255,897)	~~W~~	(36,962)	~~W~~	(36,344)	~~W~~	(89,211)	~~W~~	—	~~W~~	(4,074,815)	~~W~~	(1,058,394)	~~W~~	(2,388,765)	~~W~~	(159,369)	~~W~~	(8,099,757)
Amortization of insurance acquisition cash flows		(18,996)		(2,835)		(6,167)		(5,339)		—		(173,030)		(131,289)		(314,720)		(3,054)		(655,430)
Changes in fulfilment cash flows relating to incurred claims		12,947		(650)		(1,595)		1,823		—		35,466		204,283		61,059		—		313,333
Losses on onerous contracts and reversals		(10,570)		(13,678)		(9,537)		7,624		—		(246,136)		(807)		—		—		(273,104)
Other insurance service expenses		2,359		79		(4,453)		(1,775)		—		—		—		—		—		(3,790)

Insurance service expenses for insurance contracts not applying the premium allocation approach		(270,157)		(54,046)		(58,096)		(86,878)		—		(4,458,515)		—		—		—		(4,927,692)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(986,207)		(2,642,426)		(162,423)		(3,791,056)

Total insurance service expenses	~~W~~	(270,157)	~~W~~	(54,046)	~~W~~	(58,096)	~~W~~	(86,878)	~~W~~	—	~~W~~	(4,458,515)	~~W~~	(986,207)	~~W~~	(2,642,426)	~~W~~	(162,423)	~~W~~	(8,718,748)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses	~~W~~	437	~~W~~	1,759	~~W~~	—	~~W~~	—	~~W~~	2,233	~~W~~	127,608	~~W~~	566,668	~~W~~	825	~~W~~	128,534	~~W~~	828,064
Changes in fulfilment cash flows relating to incurred claims		(203)		(198)		—		—		410		1,979		(196,236)		(1,193)		—		(195,441)
Recognition and reversal of loss-recovery component		242		148		—		—		1,651		48,300		151		—		—		50,492
Other reinsurance income		—		—		—		—		—		—		—		—		—		—

Reinsurance income for reinsurance contracts not applying the premium allocation approach		476		1,709		—		—		4,294		176,626		—		—		—		183,105
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		1,261		370,583		(368)		128,534		500,010

Total reinsurance income	~~W~~	476	~~W~~	1,709	~~W~~	—	~~W~~	—	~~W~~	4,294	~~W~~	177,887	~~W~~	370,583	~~W~~	(368)	~~W~~	128,534	~~W~~	683,115

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.4 Details of insurance service results for the year ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	~~W~~	(951)	~~W~~	(2,081)	~~W~~	—	~~W~~	—	~~W~~	(1,318)	~~W~~	(146,243)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(150,593)
Changes in risk adjustment due to release of risk		(126)		(120)		—		—		(47)		(7,865)		—		—		—		(8,158)
Contractual service margin recognized in profit or loss for the services received		(1,280)		(369)		—		—		(2,784)		4,332		—		—		—		(101)
Experience adjustments on reinsurance premium related to current and past services		—		—		—		—		—		—		—		—		—		—
Other reinsurance expenses		14		8		—		—		1,075		—		—		—		—		1,097

		(2,343)		(2,562)		—		—		(3,074)		(149,776)		—		—		—		(157,755)
Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(1,812)		(602,472)		(9,478)		(65,591)		(679,353)

Total reinsurance expense		(2,343)		(2,562)		—		—		(3,074)		(151,588)		(602,472)		(9,478)		(65,591)		(837,108)

Total insurance service result	~~W~~	304,227	~~W~~	3,691	~~W~~	21,918	~~W~~	97,834	~~W~~	1,220	~~W~~	873,688	~~W~~	73,791	~~W~~	62,703	~~W~~	(16,120)	~~W~~	1,422,952

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.4 Details of insurance service results for the year ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Life insurance											Non-life insurance						Total
	Death		Health	Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	249,018	~~W~~29,396	~~W~~	37,311	~~W~~	79,863	~~W~~	—	~~W~~	3,724,523	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	4,120,111
Changes in risk adjustment due to release of risk		8,610	8,931		15,545		(5,363)		—		169,001		—		—		—		196,724
Contractual service margin recognized in profit or loss for the services provided		234,725	17,078		32,547		83,919		—		726,120		—		—		—		1,094,389
Experience adjustments on premium related to current and past services		—	—		—		—		—		—		—		—		—		—
Recovery of insurance acquisition cash flows		12,277	1,319		4,269		4,948		—		135,421		—		—		—		158,234
Other insurance revenues		(643)	(256)		(188)		(654)		—		—		—		—		—		(1,741)

Insurance revenue for insurance contracts not applying the premium allocation approach		503,987	56,468		89,484		162,713		—		4,755,065		—		—		—		5,567,717
Insurance revenue for insurance contracts applying the premium allocation approach		—	—		—		—		—		—		1,299,905		2,566,770		115,709		3,982,384

Total insurance revenue	~~W~~	503,987	~~W~~56,468	~~W~~	89,484	~~W~~	162,713	~~W~~	—	~~W~~	4,755,065	~~W~~	1,299,905	~~W~~	2,566,770	~~W~~	115,709	~~W~~	9,550,101

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.4 Details of insurance service results for the year ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Life insurance											Non-life insurance						Total
	Death		Health	Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	~~W~~	(273,796)	~~W~~(33,206)	~~W~~	(37,624)	~~W~~	(87,844)	~~W~~	—	~~W~~	(3,663,261)	~~W~~	(1,001,488)	~~W~~	(2,267,353)	~~W~~	(81,186)	~~W~~	(7,445,758)
Amortization of insurance acquisition cash flows		(12,277)	(1,319)		(4,269)		(4,948)		—		(182,676)		(124,077)		(300,181)		(2,380)		(632,127)
Changes in fulfilment cash flows relating to incurred claims		13,809	1,690		6,159		4,756		—		86,871		87,603		24,238		—		225,126
Losses on onerous contracts and reversals		5,957	(3,044)		(16,648)		(60,085)		—		(61,430)		(989)		—		—		(136,239)
Other insurance service expenses		(780)	66		421		(354)		—		—		—		—		—		(647)

Insurance service expenses for insurance contracts not applying the premium allocation approach		(267,087)	(35,813)		(51,961)		(148,475)		—		(3,820,496)		—		—		—		(4,323,832)
Insurance service expenses for insurance contracts applying the premium allocation approach		—	—		—		—		—		—		(1,038,951)		(2,543,296)		(83,566)		(3,665,813)

Total insurance service expenses	~~W~~	(267,087)	~~W~~(35,813)	~~W~~	(51,961)	~~W~~	(148,475)	~~W~~	—	~~W~~	(3,820,496)	~~W~~	(1,038,951)	~~W~~	(2,543,296)	~~W~~	(83,566)	~~W~~	(7,989,645)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses	~~W~~	849	~~W~~1,510	~~W~~	—	~~W~~	—	~~W~~	3,362	~~W~~	119,913	~~W~~	461,449	~~W~~	20,594	~~W~~	(23,682)	~~W~~	583,995
Changes in fulfilment cash flows relating to incurred claims		(230)	(409)		—		—		(914)		(8,785)		(59,767)		1,576		—		(68,529)
Recognition and reversal of loss-recovery component		(223)	97		—		—		74		6,977		179		—		—		7,104
Other reinsurance income		(4)	(8)		—		—		(169)		—		—		—		—		(181)

Reinsurance income for reinsurance contracts not applying the premium allocation approach		392	1,190		—		—		2,353		118,019		—		—		—		121,954
Reinsurance income for reinsurance contracts applying the premium allocation approach		—	—		—		—		—		86		401,861		22,170		(23,682)		400,435

Total reinsurance income	~~W~~	392	~~W~~1,190	~~W~~	—	~~W~~	—	~~W~~	2,353	~~W~~	118,105	~~W~~	401,861	~~W~~	22,170	~~W~~	(23,682)	~~W~~	522,389

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.4 Details of insurance service results for the year ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	~~W~~	(965)	~~W~~	(1,691)	~~W~~	—	~~W~~	—	~~W~~	(1,223)	~~W~~	(116,943)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(120,822)
Changes in risk adjustment due to release of risk		(75)		(174)		—		—		(43)		(5,802)		—		—		—		(6,094)
Contractual service margin recognized in profit or loss for the services received		69		(347)		—		—		(1,000)		(5,162)		—		—		—		(6,440)
Experience adjustments on reinsurance premium related to current and past services		—		—		—		—		—		—		—		—		—		—
Other reinsurance expenses		438		8		—		—		169		—		—		—		—		615

		(533)		(2,204)		—		—		(2,097)		(127,907)		—		—		—		(132,741)
Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(1,285)		(602,496)		(8,304)		(26,928)		(639,013)

Total reinsurance expense		(533)		(2,204)		—		—		(2,097)		(129,192)		(602,496)		(8,304)		(26,928)		(771,754)

Total insurance service result	~~W~~	236,759	~~W~~	19,641	~~W~~	37,523	~~W~~	14,238	~~W~~	256	~~W~~	923,482	~~W~~	60,319	~~W~~	37,340	~~W~~	(18,467)	~~W~~	1,311,091

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.5 The effect of new insurance contracts not applying the premium allocation approach for the year ended December 31, 2023 and 2022, are as follows:

38.5.1 Insurance contract

(In millions of Korean won)	2023
	Issued contract				Total
	Other than onerous contract		Onerous contract
Estimated Present Value of Future Cash Outflows	~~W~~	11,999,588	~~W~~	467,686	~~W~~	12,467,274
Insurance Acquisition Cash Flow		2,354,262		80,797		2,435,059
Insurance Claims and Service Expenses		9,645,326		386,889		10,032,215
Estimated Present Value of Future Cash Inflows		(14,716,101)		(441,208)		(15,157,309)
Risk Adjustment for Non-Financial Risks		244,877		7,009		251,886
Contractual service margin		2,471,636		—		2,471,636

Effect on financial statements of initial recognition of contracts	~~W~~	—	~~W~~	33,487	~~W~~	33,487

(In millions of Korean won)	2022
	Issued contract				Total
	Other than onerous contract		Onerous contract
Estimated Present Value of Future Cash Outflows	~~W~~	10,718,344	~~W~~	569,496	~~W~~	11,287,840
Insurance Acquisition Cash Flow		1,819,665		87,760		1,907,425
Insurance Claims and Service Expenses		8,898,679		481,736		9,380,415
Estimated Present Value of Future Cash Inflows		(13,171,925)		(551,132)		(13,723,057)
Risk Adjustment for Non-Financial Risks		219,593		5,507		225,100
Contractual service margin		2,233,988		—		2,233,988

Effect on financial statements of initial recognition of contracts	~~W~~	—	~~W~~	23,871	~~W~~	23,871

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.5.2 Reinsurance contract

(In millions of Korean won)	2023
	Purchased contract				Total
	Net cost contract		Net gain contract
Estimated Present Value of Future Cash Inflows	~~W~~	50,455	~~W~~	948,180	~~W~~	998,635
Estimated Present Value of Future Cash Outflows		(52,749)		(921,153)		(973,902)
Risk Adjustment for Non-Financial Risks		532		10,378		10,910
Contractual service margin		2,004		(37,405)		(35,401)

Effect on financial statements of initial recognition of contracts	~~W~~	242	~~W~~	—	~~W~~	242

(In millions of Korean won)	2022
	Purchased contract				Total
	Net cost contract		Net gain contract
Estimated Present Value of Future Cash Inflows	~~W~~	58,068	~~W~~	582,353	~~W~~	640,421
Estimated Present Value of Future Cash Outflows		(66,905)		(566,841)		(633,746)
Risk Adjustment for Non-Financial Risks		889		3,602		4,491
Contractual service margin		8,084		(19,114)		(11,030)

Effect on financial statements of initial recognition of contracts	~~W~~	136	~~W~~	—	~~W~~	136

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.6 The annual expected amortization schedule of contractual service margin of insurance contracts and reinsurance contracts not applying the premium allocation approach as of December 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)
	December 31, 2023
	Less than a year		1 ~ 2 years		2 ~ 3 years		3 ~ 4 years		4 ~ 5 years		5 ~ 10 years		10 ~ 20 years		20 ~ 30 years		Over 30 years
Insurance contract issued
Life insurance Death	~~W~~	236,323	~~W~~	215,942	~~W~~	199,712	~~W~~	184,953	~~W~~	171,431	~~W~~	665,906	~~W~~	822,117	~~W~~	451,691	~~W~~	293,496
Health		17,918		16,121		14,586		13,283		12,126		44,083		43,608		20,913		20,140
Pension		33,910		30,602		27,735		25,600		23,797		94,360		118,308		54,580		22,581
Variables		84,188		78,083		72,584		67,631		63,069		245,804		287,816		155,736		100,329
Non-life insurance		766,180		704,554		642,277		592,651		551,089		2,182,217		2,708,480		367,995		2,480

Total insurance contract issued	~~W~~	1,138,519	~~W~~	1,045,302	~~W~~	956,894	~~W~~	884,118	~~W~~	821,512	~~W~~	3,232,370	~~W~~	3,980,329	~~W~~	1,050,915	~~W~~	439,026

Reinsurance contract held
Life insurance Death	~~W~~	2,131	~~W~~	1,793	~~W~~	1,548	~~W~~	1,348	~~W~~	1,181	~~W~~	3,888	~~W~~	2,155	~~W~~	1,123	~~W~~	640
Health		(299)		(278)		(266)		(278)		(314)		(1,553)		(2,578)		(1,612)		(1,802)
Compound		1,136		501		416		353		302		924		935		512		318
Non-life insurance		(3,169)		(2,994)		(2,465)		(1,934)		(1,593)		(8,206)		2,165		8,672		14,255

Total reinsurance contract held	~~W~~	(201)	~~W~~	(978)	~~W~~	(767)	~~W~~	(511)	~~W~~	(424)	~~W~~	(4,947)	~~W~~	2,677	~~W~~	8,695	~~W~~	13,411

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.6 The annual expected amortization schedule of contractual service margin of insurance contracts and reinsurance contracts not applying the premium allocation approach as of December 31, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)
	December 31, 2022
	Less than a year		1 ~ 2 years		2 ~ 3 years		3 ~ 4 years		4 ~ 5 years		5 ~ 10 years		10 ~ 20 years		20 ~ 30 years		Over 30 years
Insurance contract issued
Life insurance Death	~~W~~	264,108	~~W~~	243,645	~~W~~	225,339	~~W~~	208,911	~~W~~	193,751	~~W~~	752,438	~~W~~	886,420	~~W~~	428,872	~~W~~	211,872
Health		16,624		15,214		14,010		12,969		12,073		47,228		56,227		31,533		30,559
Pension		33,757		31,591		29,519		27,562		25,591		99,212		110,919		48,345		26,468
Variables		86,630		80,721		75,325		70,312		65,733		259,099		313,790		172,119		104,449
Non-life insurance		718,139		657,436		599,796		551,952		512,352		2,030,614		2,508,514		365,526		853

Total insurance contract issued	~~W~~	1,119,258	~~W~~	1,028,607	~~W~~	943,989	~~W~~	871,706	~~W~~	809,500	~~W~~	3,188,591	~~W~~	3,875,870	~~W~~	1,046,395	~~W~~	374,201

Reinsurance contract held
Life insurance Death	~~W~~	927	~~W~~	868	~~W~~	810	~~W~~	742	~~W~~	679	~~W~~	2,577	~~W~~	3,377	~~W~~	2,066	~~W~~	1,149
Health		277		193		133		86		50		(303)		(2,238)		(1,424)		(1,623)
Compound		672		444		370		313		267		584		224		134		79
Non-life insurance		(11,054)		(9,487)		(7,940)		(6,783)		(5,954)		(24,352)		(22,685)		(6,906)		(1,394)

Total reinsurance contract held	~~W~~	(9,178)	~~W~~	(7,982)	~~W~~	(6,627)	~~W~~	(5,642)	~~W~~	(4,958)	~~W~~	(21,494)	~~W~~	(21,322)	~~W~~	(6,130)	~~W~~	(1,789)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.7 The details and fair value of the underlying items of insurance contracts with direct participation features as of December 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	2023		2022
Underlying items held by the Group
Cash and cash equivalents	~~W~~	122,467	~~W~~	188,934
Equity securities		750,765		628,864
Debt securities		1,167,554		1,210,947
Beneficiary certificates		1,271,117		1,022,401
Other securities		446,193		481,122
Loans		23,346		76,892
Others		16,366		13,857

Total	~~W~~	3,797,808	~~W~~	3,623,017

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.8 The relationship between investment income(expenses) and insurance financial income(expenses) for the year ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Investment income (expenses)
Investment income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	10,394	~~W~~	71,348	~~W~~	497,110	~~W~~	514,745	~~W~~	129,246	~~W~~	7,017	~~W~~	(79,289)	~~W~~	1,150,571
Dividend income		450		33,520		8,965		4,210		29,316		2		1,851		78,314
Gains (losses) on valuation and disposal of securities		(3,375)		446,698		(129,888)		24,789		48,870		(9,160)		8,895		386,829
Gains (losses) on valuation and disposal of loans and receivables		—		—		—		1,563		(10,400)		—		1,671		(7,166)
Gains (losses) on derivatives		(2,269)		(9,153)		(34,523)		(80,755)		(44,211)		—		—		(170,911)
Gains (losses) on investments in subsidiaries		—		—		(135)		999		—		—		—		864
Foreign exchange gains (losses)		1,518		14,633		34,594		60,644		31,552		(47)		—		142,894
Other investment income (expenses)		(26,831)		23,874		93,458		(48,446)		198,876		(1,162)		66,718		306,487

		(20,113)		580,920		469,581		477,749		383,249		(3,350)		(154)		1,887,882
Investment income (expenses) recognized in other comprehensive income		30,623		—		1,831,878		1,517,293		129,012		9,947		154,660		3,673,413

Total investment income (expenses)	~~W~~	10,510	~~W~~	580,920	~~W~~	2,301,459	~~W~~	1,995,042	~~W~~	512,261	~~W~~	6,597	~~W~~	154,506	~~W~~	5,561,295

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.8 The relationship between investment income(expenses) and insurance financial income(expenses) for the year ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	—	~~W~~	(92,048)	~~W~~	(744,571)	~~W~~	(726,365)	~~W~~	(3,875)	~~W~~	—	~~W~~	—	~~W~~	(1,566,859)
Effect of changes in discount rates and financial assumptions		—		(106,375)		30,743		—		—		—		—		(75,632)
Effect of exchange rate fluctuations		—		(2,792)		(1,702)		—		(5,416)		—		—		(9,910)
Changes in the fair value of the underlying assets of insurance contract with direct participation features		—		(352,888)		—		—		—		—		—		(352,888)
Other insurance finance income (expenses)		—		—		—		4,229		(686)		(41)		—		3,502

		—		(554,103)		(715,530)		(722,136)		(9,977)		(41)		—		(2,001,787)
Insurance finance income (expenses) recognized in other comprehensive income		—		(63,785)		(1,323,613)		(1,682,508)		(2,882)		—		—		(3,072,788)

Total insurance finance income (expenses)	~~W~~	—	~~W~~	(617,888)	~~W~~	(2,039,143)	~~W~~	(2,404,644)	~~W~~	(12,859)	~~W~~	(41)	~~W~~	—	~~W~~	(5,074,575)

Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	—	~~W~~	—	~~W~~	(1,031)	~~W~~	12,629	~~W~~	2,558	~~W~~	—	~~W~~	—	~~W~~	14,156
Effect of changes in discount rates and financial assumptions		—		—		(270)		—		—		—		—		(270)
Effect of exchange rate fluctuations		—		—		(8)		—		4,297		—		—		4,289
Other reinsurance finance income (expenses)		—		—		(3)		359		(28,312)		(269)		—		(28,225)

		—		—		(1,312)		12,988		(21,457)		(269)		—		(10,050)
Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		(3,041)		39,381		1,755		—		—		38,095

Total reinsurance finance income (expenses)		—		—		(4,353)		52,369		(19,702)		(269)		—		28,045

Net investment income (expenses)	~~W~~	10,510	~~W~~	(36,968)	~~W~~	257,963	~~W~~	(357,233)	~~W~~	479,700	~~W~~	6,287	~~W~~	154,506	~~W~~	514,765

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.8 Details of other insurance finance income and expenses for the year ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Investment income (expenses)
Investment income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	26,007	~~W~~	59,664	~~W~~	519,848	~~W~~	511,878	~~W~~	112,397	~~W~~	7,615	~~W~~	19,479	~~W~~	1,256,888
Dividend income		3,329		31,155		70,083		554		34,276		2		285		139,684
Gains (losses) on valuation and disposal of securities		(34,287)		(830,878)		(332,183)		(224,117)		(315,133)		202		(60,062)		(1,796,458)
Gains (losses) on valuation and disposal of loans and receivables		—		—		—		(16,345)		(5,430)		(3)		(1,002)		(22,780)
Gains (losses) on derivatives		(3,073)		(17,071)		(120,356)		(141,842)		(69,675)		—		—		(352,017)
Gains (losses) on investments in subsidiaries		—		—		—		(18,001)		—		—		—		(18,001)
Foreign exchange gains (losses)		3,650		67,569		64,493		136,255		82,974		94		—		355,035
Other investment income (expenses)		(5,032)		(63)		97,061		(11,501)		173,663		(997)		41,102		294,233

		(9,406)		(689,624)		298,946		236,881		13,072		6,913		(198)		(143,416)
Investment income (expenses) recognized in other comprehensive income		(48,682)		—		(3,230,491)		(2,949,143)		(262,195)		(14,132)		(171,628)		(6,676,271)

Total investment income (expenses)	~~W~~	(58,088)	~~W~~	(689,624)	~~W~~	(2,931,545)	~~W~~	(2,712,262)	~~W~~	(249,123)	~~W~~	(7,219)	~~W~~	(171,826)	~~W~~	(6,819,687)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.8 The relationship between investment income(expenses) and insurance financial income(expenses) for the year ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	—	~~W~~	(85,614)	~~W~~	(718,823)	~~W~~	(684,645)	~~W~~	(4,134)	~~W~~	—	~~W~~	—	~~W~~	(1,493,216)
Effect of changes in discount rates and financial assumptions		—		267,304		87,422		—		—		—		—		354,726
Effect of exchange rate fluctuations		—		(49,771)		(5,191)		—		(19,970)		—		—		(74,932)
Changes in the fair value of the underlying assets of insurance contract with direct participation features		—		537,304		—		—		—		—		—		537,304
Other insurance finance income (expenses)		—		—		—		(2,558)		1,379		(1,867)		—		(3,046)

		—		669,223		(636,592)		(687,203)		(22,725)		(1,867)		—		(679,164)
Insurance finance income (expenses) recognized in other comprehensive income		—		126,971		3,891,544		4,199,832		6,463		—		—		8,224,810

Total insurance finance income (expenses)	~~W~~	—	~~W~~	796,194	~~W~~	3,254,952	~~W~~	3,512,629	~~W~~	(16,262)	~~W~~	(1,867)	~~W~~	—	~~W~~	7,545,646

Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	—	~~W~~	—	~~W~~	(990)	~~W~~	12,741	~~W~~	2,512	~~W~~	—	~~W~~	—	~~W~~	14,263
Effect of changes in discount rates and financial assumptions		—		—		(251)		—		—		—		—		(251)
Effect of exchange rate fluctuations		—		—		2		—		17,799		—		—		17,801
Other reinsurance finance income (expenses)		—		—		(4)		5,800		2,094		1,734		—		9,624

		—		—		(1,243)		18,541		22,405		1,734		—		41,437
Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		10,384		(80,075)		(5,764)		—		—		(75,455)

Total reinsurance finance income (expenses)		—		—		9,141		(61,534)		16,641		1,734		—		(34,018)

Net investment income (expenses)	~~W~~	(58,088)	~~W~~	106,570	~~W~~	332,548	~~W~~	738,833	~~W~~	(248,744)	~~W~~	(7,352)	~~W~~	(171,826)	~~W~~	691,941

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.9 Insurance income and changes in contractual service margin of insurance contracts not applying the premium allocation approach by transition approaches for the year ended December 31, 2023 and 2022, are as follows:

38.9.1 Insurance contract

(In millions of Korean won)	2023
	Contracts applying the fair value approach		All other contracts		Total
Insurance income	~~W~~	2,778,549	~~W~~	3,426,923	~~W~~	6,205,472

Beginning contractual service margin		2,324,962		10,933,155		13,258,117
Current period service related changes
Profit or loss recognized related to service provided		(203,155)		(1,041,921)		(1,245,076)
Future service related changes
Changes in estimations adjusting contractual service margin		626,984		(2,026,432)		(1,399,448)
Effect of new contracts		—		2,471,636		2,471,636
Insurance service result		423,829		(596,717)		(172,888)
Insurance finance income and expenses		82,383		381,373		463,756

Ending contractual service margin	~~W~~	2,831,174	~~W~~	10,717,811	~~W~~	13,548,985

(In millions of Korean won)	2022
	Contracts applying the fair value approach		All other contracts		Total
Insurance income	~~W~~	2,660,459	~~W~~	2,907,258	~~W~~	5,567,717

Beginning contractual service margin		2,308,718		9,018,358		11,327,076
Current period service related changes
Profit or loss recognized related to service provided		(180,297)		(914,093)		(1,094,390)
Future service related changes
Changes in estimations adjusting contractual service margin		119,825		291,595		411,420
Effect of new contracts		—		2,233,988		2,233,988
Insurance service result		(60,472)		1,611,490		1,551,018
Insurance finance income and expenses		76,715		303,308		380,023

Ending contractual service margin	~~W~~	2,324,961	~~W~~	10,933,156	~~W~~	13,258,117

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.9.2 Reinsurance contract

(In millions of Korean won)	2023
	Contracts applying the fair value approach		All other contracts		Total
Allocation of Reinsurance Premiums	~~W~~	(65,600)	~~W~~	(92,155)	~~W~~	(157,755)

Beginning contractual service margin		95,645		(180,767)		(85,122)
Current period service related changes
Profit or loss recognized related to service received		(13,832)		13,732		(100)
Future service related changes
Changes in estimations adjusting contractual service margin		84,818		54,990		139,808
Effect of new contracts		—		(35,400)		(35,400)
Reinsurance service result		70,986		33,322		104,308
Reinsurance finance income and expenses		4,265		(6,496)		(2,231)

Ending contractual service margin	~~W~~	170,896	~~W~~	(153,941)	~~W~~	16,955

(In millions of Korean won)	2022
	Contracts applying the fair value approach		All other contracts		Total
Allocation of Reinsurance Premiums	~~W~~	(65,299)	~~W~~	(67,442)	~~W~~	(132,741)

Beginning contractual service margin		57,423		(44,935)		12,488
Current period service related changes
Profit or loss recognized related to service received		(7,547)		1,107		(6,440)
Future service related changes
Changes in estimations adjusting contractual service margin		44,191		(124,393)		(80,202)
Effect of new contracts		—		(11,030)		(11,030)
Reinsurance service result		36,644		(134,316)		(97,672)
Reinsurance finance income and expenses		1,578		(1,516)		62

Ending contractual service margin	~~W~~	95,645	~~W~~	(180,767)	~~W~~	(85,122)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.10 Changes in other comprehensive income of financial instruments related to insurance contract groups that applied the modified retrospective approach or the fair value approach at the transition date

Changes in other comprehensive income of financial instruments related to insurance contract groups for the year ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Beginning	~~W~~	(965,165)	~~W~~	132,695
Changes due to fair value measurement		533,590		(1,507,494)
Changes due to reclassification to profit or loss		38,216		11,317
Income tax effect		(152,270)		398,317

Ending	~~W~~	(545,629)	~~W~~	(965,165)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.11 Risk Management of KB Insurance Co., Ltd.

38.11.1 Overview of insurance risk

Insurance risk is the risk that arises from a primary operation of insurance companies that is associated with underwriting of insurance contracts and payment of claims, which has the risk of greater loss incurring than anticipated by the Group. The Group manages insurance risk in different categories of long-term insurance, general insurance, and automobile insurance.

38.11.1.1 Key items of Long-term insurance

Mortality Risk	Risk of unexpected losses due to premature death compared to the insured’s expectations.

Longevity Risk	Risk of unexpected losses due to delayed death compared to the insured’s expectations.

Disability/Illness Risk	Risk of unexpected losses related to the insured’s disability and illness.

Long-term Property/Other Risks	Risk of unexpected losses related to property, expenses, indemnities, and other collateral in long-term insurance.

Termination Risk	Risk of losses due to unexpected exercise of legal rights or contractual options by policyholders.

Expense Risk	Risk of losses due to fluctuations in future costs and expenditure variations caused by inflation in relation to insurance contract costs.

Catastrophic Risk	Risk of extreme, exceptional losses (e.g., epidemics, major accidents) not considered in mortality risk, etc.

38.11.1.2 Key items of general and automobile insurance

Price Risk	Risk of losses exceeding the expected mortality rate and expense ratio calculated when determining insurance premiums.

Reserve Risk	Risk of being unable to cover future insurance payments reserved for incurred but not reported insurance accidents.

Catastrophic Risk	Risk of losses due to extreme, exceptional risks not considered in insurance price risk and reserve risk.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.11.2 Purposes, policies, and procedures to manage risk arising from insurance contracts

The risks associated with insurance contracts that the Group faces are insurance actuarial risk and underwriting risk. Each risk occurs due to insurance contract’s pricing and conditions of underwriting. In order to minimize the possibility of acquiring a bad contract, the Group has established and operated detailed underwriting guidelines and underwriting procedures by insurance type that specify detailed underwriting conditions according to the type of risk covered through pre-analysis of insured property. In addition, the Group is making efforts to reduce insurance actuarial risk by follow-up measures such as adjustments of premium rate, changes of sales conditions, termination of selling specific product, development of new product, and others through comparing and analyzing the expected risk level at the date of pricing and actual risk level after the acceptance. The Group has prepared a process to minimize management risk other than insurance actuarial risk and underwriting risk by operating a committee that shares opinions on underwriting policies and premium rate policies and decides important matters.

In addition, by establishing a reinsurance operating strategy according to the reinsurance operating standards, the Group is preparing for the possibility of incurring high claim expenses at once due to unexpected catastrophic accidents while maintaining an appropriate holding level considering the solvency of the Group. The Group supports the protection and stable interests of policyholders, and comprehensively manages risks to maximize corporate value in the mid to long term.

38.11.3 Concentration of insurance risk

The Group is selling various insurance contracts such as general non-life insurances (fire, maritime, injury, technology, liability, package, title, guarantee, and other special type insurances), automobile insurances (for private use, for business use, for commercial use, bicycle, and others), long-term insurances (long-term non-life, property damage, injury, driver, savings, illness, nursing, and pension), and others. The Group’s risk is distributed through reinsurance, joint acceptance, and sales of diversified insurance products. In addition, insurances such as storm and flood insurance, which have a very low probability of occurrence but cover severe levels of risk, are controlled through acceptance limit and joint acquisition.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.11.3.1 Before reinsurance mitigation

(In millions of Korean won)	December 31, 2023
	Domestic		United States		China		Others
General insurance
Fire	~~W~~	8,422	~~W~~	—	~~W~~	—	~~W~~	—
Maritime		56,463		—		—		—
Others		1,447,462		151,891		86,167		26,679
Long-term insurance
Injury, illness, and property		15,215,463		—		—		—
Pension		5,211,720		—		—		—
Others		(217,084)		—		—		—
Automobile insurance		2,224,924		—		—		—

Total	~~W~~	23,947,370	~~W~~	151,891	~~W~~	86,167	~~W~~	26,679

(In millions of Korean won)	December 31, 2022
	Domestic		United States		China		Others
General insurance
Fire	~~W~~	7,658	~~W~~	—	~~W~~	—	~~W~~	—
Maritime		46,183		—		—		—
Others		1,430,584		174,591		30,666		16,917
Long-term insurance
Injury, illness, and property		12,558,723		—		—		—
Pension		5,630,085		—		—		—
Others		(72,220)		—		—		—
Automobile insurance		2,172,574		—		—		—

Total	~~W~~	21,773,587	~~W~~	174,591	~~W~~	30,666	~~W~~	16,917

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.11.3.2 After reinsurance mitigation

(In millions of Korean won)	December 31, 2023
	Domestic		United States		China		Others
General insurance
Fire	~~W~~	12,258	~~W~~	—	~~W~~	—	~~W~~	—
Maritime		29,637		—		—		—
Others		520,007		3,455		26,526		8,067
Long-term insurance
Injury, illness, and property		14,760,447		—		—		—
Pension		5,211,720		—		—		—
Others		(217,084)		—		—		—
Automobile insurance		2,214,411		—		—		—

Total	~~W~~	22,531,396	~~W~~	3,455	~~W~~	26,526	~~W~~	8,067

(In millions of Korean won)	December 31, 2022
	Domestic		United States		China		Others
General insurance
Fire	~~W~~	10,805	~~W~~	—	~~W~~	—	~~W~~	—
Maritime		29,743		—		—		—
Others		435,808		132,953		20,689		4,978
Long-term insurance
Injury, illness, and property		12,176,990		—		—		—
Pension		5,630,085		—		—		—
Others		(72,220)		—		—		—
Automobile insurance		2,140,824		—		—		—

Total	~~W~~	20,352,035	~~W~~	132,953	~~W~~	20,689	~~W~~	4,978

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.11.4 Claims development tables

The Group verifies and evaluates the adequacy of reserve for outstanding claims for general, automobile, and long-term insurance with methods such as paid loss development trend and incurred loss development trend. If the individually estimated claims are insufficient, the Group recognizes additional reserves. Claims development tables as of December 31, 2023 and 2022, are as follows:

38.11.4.1 Claims development tables as of December 31, 2023

38.11.4.1.1 Before reinsurance mitigation

General Insurance

(In millions of Korean won)	Accident year
	2018		2019		2020		2021		2022		2023		Total
Estimated final loss undiscounted
Development year
1 year	~~W~~	513,396	~~W~~	559,484	~~W~~	839,279	~~W~~	926,787	~~W~~	918,732	~~W~~	984,418	~~W~~	—
2 years		545,691		567,735		1,035,332		923,424		846,577		—		—
3 years		543,816		592,403		954,050		834,723		—		—		—
4 years		565,489		598,698		970,065		—		—		—		—
5 years		570,120		587,100		—		—		—		—		—
6 years		563,739		—		—		—		—		—		—

Estimated final loss	~~W~~	563,739	~~W~~	587,100	~~W~~	970,065	~~W~~	834,723	~~W~~	846,577	~~W~~	984,418	~~W~~	—

Gross cumulative claim payments
Total gross cumulative claim payments	~~W~~	(558,954)	~~W~~	(557,309)	~~W~~	(779,235)	~~W~~	(694,815)	~~W~~	(655,922)	~~W~~	(430,284)	~~W~~	—
Difference between estimated final loss and claim payments.		4,785		29,791		190,830		139,908		190,655		554,134		1,110,103
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		41,413
Incurred claims over 6 years ago		—		—		—		—		—		—		42,564
Incurred claims settled but not yet paid		—		—		—		—		—		—		(52,545)
Discount rate effect		—		—		—		—		—		—		(8,539)
Risk adjustment		—		—		—		—		—		—		75,116
Others		—		—		—		—		—		—		213,113

Liability for incurred claims book value	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,421,225

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.11.4.1.1 Before reinsurance mitigation (cont’d)

Automobile Insurance

(In millions of Korean won)	Accident year
	2018		2019		2020		2021		2022		2023		Total
Estimated final loss undiscounted
Development year
1 year	~~W~~	1,504,699	~~W~~	1,626,553	~~W~~	1,639,258	~~W~~	1,758,406	~~W~~	1,853,766	~~W~~	1,958,153	~~W~~	—
2 years		1,491,522		1,639,692		1,645,744		1,766,713		1,865,422		—		—
3 years		1,490,896		1,645,194		1,642,418		1,754,773		—		—		—
4 years		1,495,058		1,648,516		1,633,491		—		—		—		—
5 years		1,497,956		1,642,245		—		—		—		—		—
6 years		1,492,463		—		—		—		—		—		—

Estimated final loss	~~W~~	1,492,463	~~W~~	1,642,245	~~W~~	1,633,491	~~W~~	1,754,773	~~W~~	1,865,422	~~W~~	1,958,153	~~W~~	—

Gross cumulative claim payments
Total gross cumulative claim payments	~~W~~	(1,480,005)	~~W~~	(1,621,917)	~~W~~	(1,608,054)	~~W~~	(1,714,365)	~~W~~	(1,796,293)	~~W~~	(1,629,354)	~~W~~	—
Difference between estimated final loss and claim payments		12,458		20,328		25,437		40,408		69,129		328,799		496,559
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		22,411
Incurred claims over 6 years ago		—		—		—		—		—		—		35,670
Incurred claims settled but not yet paid		—		—		—		—		—		—		42,136
Discount rate effect		—		—		—		—		—		—		5,219
Risk adjustment		—		—		—		—		—		—		21,318
Others		—		—		—		—		—		—		5,677

Liability for incurred claims book value	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	628,990

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.11.4.1.1 Before reinsurance mitigation (cont’d)

Long-term Insurance

(In millions of Korean won)	Accident year
	2018		2019		2020		2021		2022		2023		Total
Estimated final loss undiscounted
Development year
1 year	~~W~~	1,937,997	~~W~~	2,314,936	~~W~~	2,593,514	~~W~~	3,003,522	~~W~~	3,159,835	~~W~~	3,485,979	~~W~~	—
2 years		1,958,540		2,322,571		2,551,274		2,965,954		3,180,537		—		—
3 years		1,966,566		2,332,331		2,554,205		2,972,948		—		—		—
4 years		1,978,019		2,339,839		2,557,951		—		—		—		—
5 years		1,979,283		2,339,712		—		—		—		—		—
6 years		1,977,945		—		—		—		—		—		—

Estimated final loss	~~W~~	1,977,945	~~W~~	2,339,712	~~W~~	2,557,951	~~W~~	2,972,948	~~W~~	3,180,537	~~W~~	3,485,979	~~W~~	—

Gross cumulative claim payments
Total gross cumulative claim payments	~~W~~	(1,971,631)	~~W~~	(2,327,124)	~~W~~	(2,533,413)	~~W~~	(2,912,534)	~~W~~	(3,016,892)	~~W~~	(2,379,992)	~~W~~	—
Difference between estimated final loss and claim payments		6,314		12,588		24,538		60,414		163,645		1,105,987		1,373,486
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		52,983
Incurred claims over 6 years ago		—		—		—		—		—		—		7,786
Incurred claims settled but not yet paid		—		—		—		—		—		—		480,297
Discount rate effect		—		—		—		—		—		—		(35,235)
Risk adjustment		—		—		—		—		—		—		26,924
Others		—		—		—		—		—		—		50

Liability for incurred claims book value	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,906,291

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.11.4.1.2 After reinsurance mitigation

General Insurance

(In millions of Korean won)	Accident year
	2018		2019		2020		2021		2022		2023		Total
Estimated final loss undiscounted
Development year
1 year	~~W~~	290,681	~~W~~	304,171	~~W~~	332,137	~~W~~	463,207	~~W~~	512,812	~~W~~	501,574	~~W~~	—
2 years		299,745		308,785		344,149		449,737		499,457		—		—
3 years		291,075		316,601		343,707		447,047		—		—		—
4 years		296,824		321,173		347,312		—		—		—		—
5 years		300,125		320,026		—		—		—		—		—
6 years		302,451		—		—		—		—		—		—

Estimated final loss	~~W~~	302,451	~~W~~	320,026	~~W~~	347,312	~~W~~	447,047	~~W~~	499,457	~~W~~	501,574	~~W~~	—

Gross cumulative claim payments
Total gross cumulative claim payments	~~W~~	(300,196)	~~W~~	(310,243)	~~W~~	(320,544)	~~W~~	(386,251)	~~W~~	(395,065)	~~W~~	(251,845)	~~W~~	—
Difference between estimated final loss and claim payments		2,255		9,783		26,768		60,796		104,392		249,729		453,723
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		28,327
Incurred claims over 6 years ago		—		—		—		—		—		—		22,798
Incurred claims settled but not yet paid		—		—		—		—		—		—		(188,877)
Discount rate effect		—		—		—		—		—		—		(1,904)
Risk adjustment		—		—		—		—		—		—		28,338
Others		—		—		—		—		—		—		12,360

Liability for incurred claims book value	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	354,765

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.11.4.1.2 After reinsurance mitigation (cont’d)

Automobile Insurance

(In millions of Korean won)	Accident year
	2018		2019		2020		2021		2022		2023		Total
Estimated final loss undiscounted
Development year
1 year	~~W~~	1,463,857	~~W~~	1,581,086	~~W~~	1,615,387	~~W~~	1,745,376	~~W~~	1,849,405	~~W~~	1,958,153	~~W~~	—
2 years		1,450,943		1,594,400		1,621,647		1,753,171		1,861,151		—		—
3 years		1,450,102		1,599,550		1,618,230		1,741,566		—		—		—
4 years		1,454,108		1,602,565		1,609,312		—		—		—		—
5 years		1,456,542		1,596,518		—		—		—		—		—
6 years		1,451,085		—		—		—		—		—		—

Estimated final loss	~~W~~	1,451,085	~~W~~	1,596,518	~~W~~	1,609,312	~~W~~	1,741,566	~~W~~	1,861,151	~~W~~	1,958,153	~~W~~	—

Gross cumulative claim payments
Total gross cumulative claim payments	~~W~~	(1,439,301)	~~W~~	(1,576,896)	~~W~~	(1,584,585)	~~W~~	(1,701,673)	~~W~~	(1,792,264)	~~W~~	(1,629,354)	~~W~~	—
Difference between estimated final loss and claim payments		11,784		19,622		24,727		39,893		68,887		328,799		493,712
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		22,283
Incurred claims over 6 years ago		—		—		—		—		—		—		33,999
Incurred claims settled but not yet paid		—		—		—		—		—		—		40,875
Discount rate effect		—		—		—		—		—		—		5,219
Risk adjustment		—		—		—		—		—		—		21,318
Others		—		—		—		—		—		—		575

Liability for incurred claims book value	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	617,981

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.11.4.1.2 After reinsurance mitigation (cont’d)

Long-term Insurance

(In millions of Korean won)	Accident year
	2018		2019		2020		2021		2022		2023		Total
Estimated final loss undiscounted
Development year
1 year	~~W~~	1,637,680	~~W~~	1,957,373	~~W~~	2,182,836	~~W~~	2,529,760	~~W~~	2,680,155	~~W~~	2,951,334	~~W~~	—
2 years		1,652,893		1,954,261		2,136,381		2,494,050		2,690,877		—		—
3 years		1,659,135		1,961,975		2,138,283		2,499,511		—		—		—
4 years		1,668,516		1,968,459		2,141,462		—		—		—		—
5 years		1,669,653		1,968,485		—		—		—		—		—
6 years		1,668,426		—		—		—		—		—		—

Estimated final loss	~~W~~	1,668,426	~~W~~	1,968,485	~~W~~	2,141,462	~~W~~	2,499,511	~~W~~	2,690,877	~~W~~	2,951,334	~~W~~	—

Gross cumulative claim payments
Total gross cumulative claim payments	~~W~~	(1,662,887)	~~W~~	(1,957,612)	~~W~~	(2,120,429)	~~W~~	(2,448,085)	~~W~~	(2,550,761)	~~W~~	(2,003,225)	~~W~~	—
Difference between estimated final loss and claim payments		5,539		10,873		21,033		51,426		140,116		948,109		1,177,096
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		46,664
Incurred claims over 6 years ago		—		—		—		—		—		—		6,776
Incurred claims settled but not yet paid		—		—		—		—		—		—		299,202
Discount rate effect		—		—		—		—		—		—		(30,585)
Risk adjustment		—		—		—		—		—		—		23,722
Others		—		—		—		—		—		—		(2,767)

Liability for incurred claims book value	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,520,108

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.11.4.2 Claims development tables as of December 31, 2022

38.11.4.2.1 Before reinsurance mitigation

General Insurance

	Accident year
(In millions of Korean won)	2017		2018		2019		2020		2021		2022		Total
Estimated final loss undiscounted
Development year
1 year	~~W~~	645,886	~~W~~	513,396	~~W~~	559,484	~~W~~	839,279	~~W~~	926,787	~~W~~	918,732	~~W~~	—
2 years		804,327		545,691		567,735		1,035,332		923,424		—		—
3 years		793,670		543,816		592,403		954,050		—		—		—
4 years		623,519		565,489		598,698		—		—		—		—
5 years		651,294		570,120		—		—		—		—		—
6 years		654,480		—		—		—		—		—		—

Estimated final loss	~~W~~	654,480	~~W~~	570,120	~~W~~	598,698	~~W~~	954,050	~~W~~	923,424	~~W~~	918,732	~~W~~	—

Gross cumulative claim payments
Total gross cumulative claim payments	~~W~~	(648,276)	~~W~~	(552,271)	~~W~~	(550,636)	~~W~~	(690,899)	~~W~~	(635,141)	~~W~~	(433,386)	~~W~~	—
Difference between estimated final loss and claim payments		6,204		17,849		48,062		263,151		288,283		485,346		1,108,895
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		50,051
Incurred claims over 6 years ago		—		—		—		—		—		—		35,340
Incurred claims settled but not yet paid		—		—		—		—		—		—		(55,391)
Discount rate effect		—		—		—		—		—		—		(12,867)
Risk adjustment		—		—		—		—		—		—		57,433
Others		—		—		—		—		—		—		175,476

Liability for incurred claims book value	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,358,937

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.11.4.2.1 Before reinsurance mitigation (cont’d)

Automobile Insurance

	Accident year
(In millions of Korean won)	2017		2018		2019		2020		2021		2022		Total
Estimated final loss undiscounted
Development year
1 year	~~W~~	1,364,244	~~W~~	1,504,699	~~W~~	1,626,553	~~W~~	1,639,258	~~W~~	1,758,406	~~W~~	1,853,766	~~W~~	—
2 years		1,367,854		1,491,522		1,639,692		1,645,744		1,766,713		—		—
3 years		1,369,260		1,490,896		1,645,194		1,642,418		—		—		—
4 years		1,370,962		1,495,058		1,648,516		—		—		—		—
5 years		1,375,469		1,497,956		—		—		—		—		—
6 years		1,375,480		—		—		—		—		—		—

Estimated final loss	~~W~~	1,375,480	~~W~~	1,497,956	~~W~~	1,648,516	~~W~~	1,642,418	~~W~~	1,766,713	~~W~~	1,853,766	~~W~~	—

Gross cumulative claim payments
Total gross cumulative claim payments	~~W~~	(1,361,232)	~~W~~	(1,476,781)	~~W~~	(1,614,015)	~~W~~	(1,595,586)	~~W~~	(1,684,092)	~~W~~	(1,516,007)	~~W~~	—
Difference between estimated final loss and claim payments		14,248		21,175		34,501		46,832		82,621		337,759		537,136
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		25,138
Incurred claims over 6 years ago		—		—		—		—		—		—		32,860
Incurred claims settled but not yet paid		—		—		—		—		—		—		34,796
Discount rate effect		—		—		—		—		—		—		2,445
Risk adjustment		—		—		—		—		—		—		21,276
Others		—		—		—		—		—		—		7,596

Liability for incurred claims book value	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	661,247

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.11.4.2.1 Before reinsurance mitigation (cont’d)

Long-term Insurance

	Accident year
(In millions of Korean won)	2017		2018		2019		2020		2021		2022		Total
Estimated final loss undiscounted
Development year
1 year	~~W~~	1,664,747	~~W~~	1,937,997	~~W~~	2,314,936	~~W~~	2,593,514	~~W~~	3,003,522	~~W~~	3,159,835	~~W~~	—
2 years		1,675,583		1,958,540		2,322,571		2,551,274		2,965,954		—		—
3 years		1,690,408		1,966,566		2,332,331		2,554,205		—		—		—
4 years		1,699,075		1,978,019		2,339,839		—		—		—		—
5 years		1,702,342		1,979,283		—		—		—		—		—
6 years		1,702,858		—		—		—		—		—		—

Estimated final loss	~~W~~	1,702,858	~~W~~	1,979,283	~~W~~	2,339,839	~~W~~	2,554,205	~~W~~	2,965,954	~~W~~	3,159,835	~~W~~	—

Gross cumulative claim payments
Total gross cumulative claim payments	~~W~~	(1,696,309)	~~W~~	(1,967,095)	~~W~~	(2,316,174)	~~W~~	(2,503,490)	~~W~~	(2,818,514)	~~W~~	(2,168,677)	~~W~~	—
Difference between estimated final loss and claim payments		6,549		12,188		23,665		50,715		147,440		991,158		1,231,715
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		47,563
Incurred claims over 6 years ago		—		—		—		—		—		—		8,827
Incurred claims settled but not yet paid		—		—		—		—		—		—		464,689
Discount rate effect		—		—		—		—		—		—		(35,313)
Risk adjustment		—		—		—		—		—		—		30,388
Others		—		—		—		—		—		—		—

Liability for incurred claims book value	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,747,869

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.11.4.2.2 After reinsurance mitigation

General Insurance

	Accident year
(In millions of Korean won)	2017		2018		2019		2020		2021		2022		Total
Estimated final loss undiscounted
Development year
1 year	~~W~~	302,465	~~W~~	290,681	~~W~~	304,171	~~W~~	332,137	~~W~~	463,207	~~W~~	512,812	~~W~~	—
2 years		339,141		299,745		308,785		344,149		449,737		—		—
3 years		328,713		291,075		316,601		343,707		—		—		—
4 years		281,281		296,824		321,173		—		—		—		—
5 years		287,136		300,125		—		—		—		—		—
6 years		288,358		—		—		—		—		—		—

Estimated final loss	~~W~~	288,358	~~W~~	300,125	~~W~~	321,173	~~W~~	343,707	~~W~~	449,737	~~W~~	512,812	~~W~~	—

Gross cumulative claim payments
Total gross cumulative claim payments	~~W~~	(288,514)	~~W~~	(296,282)	~~W~~	(306,897)	~~W~~	(304,202)	~~W~~	(348,301)	~~W~~	(261,829)	~~W~~	—
Difference between estimated final loss and claim payments		(156)		3,843		14,276		39,505		101,436		250,983		409,887
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		28,878
Incurred claims over 6 years ago		—		—		—		—		—		—		13,397
Incurred claims settled but not yet paid		—		—		—		—		—		—		(205,328)
Discount rate effect		—		—		—		—		—		—		(1,524)
Risk adjustment		—		—		—		—		—		—		27,458
Others		—		—		—		—		—		—		24,787

Liability for incurred claims book value	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	297,555

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.11.4.2.2 After reinsurance mitigation (cont’d)

Automobile Insurance

	Accident year
(In millions of Korean won)	2017		2018		2019		2020		2021		2022		Total
Estimated final loss undiscounted
Development year
1 year	~~W~~	1,337,010	~~W~~	1,463,857	~~W~~	1,581,086	~~W~~	1,615,387	~~W~~	1,745,376	~~W~~	1,849,405	~~W~~	—
2 years		1,337,572		1,450,943		1,594,400		1,621,647		1,753,171		—		—
3 years		1,338,266		1,450,102		1,599,550		1,618,230		—		—		—
4 years		1,339,196		1,454,108		1,602,565		—		—		—		—
5 years		1,343,612		1,456,542		—		—		—		—		—
6 years		1,343,363		—		—		—		—		—		—

Estimated final loss	~~W~~	1,343,363	~~W~~	1,456,542	~~W~~	1,602,565	~~W~~	1,618,230	~~W~~	1,753,171	~~W~~	1,849,405	~~W~~	—

Gross cumulative claim payments
Total gross cumulative claim payments	~~W~~	(1,330,190)	~~W~~	(1,436,359)	~~W~~	(1,569,236)	~~W~~	(1,572,372)	~~W~~	(1,672,087)	~~W~~	(1,512,367)	~~W~~	—
Difference between estimated final loss and claim payments		13,173		20,183		33,329		45,858		81,084		337,038		530,665
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		24,853
Incurred claims over 6 years ago		—		—		—		—		—		—		31,248
Incurred claims settled but not yet paid		—		—		—		—		—		—		18,177
Discount rate effect		—		—		—		—		—		—		2,449
Risk adjustment		—		—		—		—		—		—		21,227
Others		—		—		—		—		—		—		350

Liability for incurred claims book value	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	628,969

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.11.4.2.2 After reinsurance mitigation (cont’d)

Long-term Insurance

	Accident year
(In millions of Korean won)	2017		2018		2019		2020		2021		2022		Total
Estimated final loss undiscounted
Development year
1 year	~~W~~	1,414,636	~~W~~	1,637,680	~~W~~	1,957,373	~~W~~	2,182,836	~~W~~	2,529,760	~~W~~	2,680,155	~~W~~	—
2 years		1,418,815		1,652,893		1,954,261		2,136,381		2,494,050		—		—
3 years		1,431,799		1,659,135		1,961,975		2,138,283		—		—		—
4 years		1,439,216		1,668,516		1,968,459		—		—		—		—
5 years		1,442,007		1,669,653		—		—		—		—		—
6 years		1,442,582		—		—		—		—		—		—

Estimated final loss	~~W~~	1,442,582	~~W~~	1,669,653	~~W~~	1,968,459	~~W~~	2,138,283	~~W~~	2,494,050	~~W~~	2,680,155	~~W~~	—

Gross cumulative claim payments
Total gross cumulative claim payments	~~W~~	(1,436,690)	~~W~~	(1,658,943)	~~W~~	(1,947,950)	~~W~~	(2,094,566)	~~W~~	(2,367,783)	~~W~~	(1,830,875)	~~W~~	—
Difference between estimated final loss and claim payments		5,892		10,710		20,509		43,717		126,267		849,280		1,056,375
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		42,150
Incurred claims over 6 years ago		—		—		—		—		—		—		7,656
Incurred claims settled but not yet paid		—		—		—		—		—		—		332,497
Discount rate effect		—		—		—		—		—		—		(30,786)
Risk adjustment		—		—		—		—		—		—		26,932
Others		—		—		—		—		—		—		(3,039)

Liability for incurred claims book value	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,431,785

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.11.5 Sensitivity analysis of insurance risk

The Group manages insurance risk by performing sensitivity analysis based on loss ratio, expense ratio, discount rate, and others which are considered to have significant influence on future cash flow, timing, and uncertainty.

(In millions of Korean won)

	December 31, 2023
	CSM				Profit or loss				Equity
	Before reinsurance mitigation		After reinsurance mitigation		Before reinsurance mitigation		After reinsurance mitigation		Before reinsurance mitigation		After reinsurance mitigation
Loss ratio:
10% increase	~~W~~	(3,017,035)	~~W~~	(2,804,994)	~~W~~	(204,679)	~~W~~	(204,326)	~~W~~	8,646	~~W~~	12,914
10% decrease		3,040,917		2,876,110		134,965		181,803		(76,125)		(44,685)
Lapse ratio:
10% increase		(408,771)		(415,121)		(21,694)		(9,028)		(126,774)		(122,230)
10% decrease		458,382		471,873		7,578		13,170		120,771		122,364
Expense ratio:
10% increase		(628,400)		(622,522)		(34,425)		(27,321)		17,560		18,788
10% decrease		633,238		632,892		29,588		40,332		(22,397)		(18,107)

(In millions of Korean won)

	December 31, 2022
	CSM				Profit or loss				Equity
	Before reinsurance mitigation		After reinsurance mitigation		Before reinsurance mitigation		After reinsurance mitigation		Before reinsurance mitigation		After reinsurance mitigation
Loss ratio:
10% increase	~~W~~	(2,901,957)	~~W~~	(2,668,976)	~~W~~	(71,203)	~~W~~	(71,191)	~~W~~	344,552	~~W~~	371,702
10% decrease		2,912,747		2,709,476		39,698		58,413		(375,968)		(386,452)
Lapse ratio:
10% increase		(359,264)		(370,940)		(8,068)		(814)		(167,701)		(167,249)
10% decrease		389,089		408,833		7,048		9,954		176,746		183,228
Expense ratio:
10% increase		(580,442)		(571,270)		(11,460)		(8,628)		73,058		75,299
10% decrease		581,002		577,478		10,900		17,454		(73,618)		(70,238)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.11.6 Liquidity risk of insurance contracts

Liquidity risk arising from insurance contracts arises from the increase in refunds at maturity caused by concentrations of maturity, the excessive increase in surrender values caused by unexpected mass cancelation, and the increase in payments of claims caused by major accidents. The Group manages payment of refunds at maturity by analyzing remaining maturity of insurance contracts.

38.11.6.1 Maturity structure of insurance contract group and reinsurance contract group as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)

	December 31, 2023
	1 year		1 year ~ 2 years		2 years ~ 3 years		3 years ~ 4 years		4 years ~ 5 years		5 years ~ 10 years		Over 10 years		Total
Net insurance contract liabilities	~~W~~	1,637,409	~~W~~	(1,369,600)	~~W~~	(1,001,841)	~~W~~	(674,656)	~~W~~	(700,585)	~~W~~	(648,167)	~~W~~	51,524,781	~~W~~	48,767,341
Net reinsurance contract assets		(1,390,791)		(3,892)		11,622		8,801		3,709		(3,614)		446,099		(928,066)

(In millions of Korean won)

	December 31, 2022
	1 year		1 year ~ 2 years		2 years ~ 3 years		3 years ~ 4 years		4 years ~ 5 years		5 years ~ 10 years		Over 10 years		Total
Net insurance contract liabilities	~~W~~	1,487,772	~~W~~	(1,310,285)	~~W~~	(1,098,012)	~~W~~	(736,720)	~~W~~	(398,949)	~~W~~	(946,928)	~~W~~	52,162,988	~~W~~	49,159,866
Net reinsurance contract assets		(1,267,940)		1,635		6,764		9,638		4,556		11,372		535,249		(698,726)

The net outflow amount is represented as positive numbers, while the net inflow amount is represented as negative numbers.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.11.6.2 The amount payable upon demand as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Amount payable		Book value
General	~~W~~	472,238	~~W~~	1,512,347
Long-term		26,415,292		20,210,100
Automobile		1,604,163		2,224,924
Overseas branches		39,116		264,736

Total	~~W~~	28,530,809	~~W~~	24,212,107

(In millions of Korean won)	December 31, 2022
	Amount payable		Book value
General	~~W~~	449,914	~~W~~	1,484,425
Long-term		25,413,387		18,116,588
Automobile		1,519,713		2,172,574
Overseas branches		62,658		222,173

Total	~~W~~	27,445,672	~~W~~	21,995,760

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.11.7 Credit risk of insurance contract

Credit risk of an insurance contract refers to economic losses in which the reinsurer, the counterparty, is unable to fulfil its contract obligations due to a decline in credit ratings or default or others. Through an internal review, only the insurers rated BBB- or higher of S&P rating or corresponding rating are selected as reinsurance companies.

38.11.7.1 Concentration and credit ratings for top three reinsurance companies as of December 31, 2023, are as follows:

Reinsurance company	Ratio	Credit rating
KOREAN RE	32.75%	AA
MUNICH RE	8.78%	AAA
HISCOX	3.51%	AA+

38.11.7.2 Details of reinsurance contract assets (liabilities) the Group holds by credit rating of reinsurance companies as of December 31, 2023, are as follows:

(In millions of Korean won)

	December 31, 2023
	AAA~AA+		AA~A+		A~BBB+		Below BBB		No rating		Total
Reinsurance contract assets	~~W~~	14,027	~~W~~	665,375	~~W~~	928,430	~~W~~	1	~~W~~	38,673	~~W~~	1,646,506
Reinsurance contract liabilities		—		(1)		481		—		3,362		3,842

(In millions of Korean won)

	December 31, 2022
	AAA~AA+		AA~A+		A~BBB+		Below BBB		No rating		Total
Reinsurance contract assets	~~W~~	7,489	~~W~~	609,334	~~W~~	867,454	~~W~~	120	~~W~~	3,856	~~W~~	1,488,253
Reinsurance contract liabilities		—		(1)		77		—		3,072		3,148

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.11.8 Interest rate risk of insurance contract

The Group measures interest rate risk for insurance contract liabilities exposed to interest rate risk, which include long-term, automobile, and general insurance.

The Group calculates the exposure of insurance contract liabilities for long-term liability for remaining coverage and liability for incurred claims that apply the general model in accordance with IFRS. The interest rate risk exposure as of December 31, 2023 is as follows:

38.11.8.1 Status of interest rate risk exposure of insurance contract

(In millions of Korean won)	December 31, 2023		December 31, 2022
Net insurance contract liabilities	~~W~~	22,259,522	~~W~~	20,136,772
Net reinsurance contract assets		1,533,562		1,475,409
Net asset effect	~~W~~	20,725,960	~~W~~	18,661,363

38.11.8.2 Interest rate Sensitivities

(In millions of Korean won)	December 31, 2023
	Equtiy
	10% increase		10% decrease
Net insurance contract liabilities	~~W~~	2,190,531	~~W~~	(2,714,587)
Net reinsurance contract assets		(33,033)		38,849
Net asset effect	~~W~~	2,157,498	~~W~~	(2,675,738)

(In millions of Korean won)	December 31, 2023
	Equtiy
	10% increase		10% decrease
Net insurance contract liabilities	~~W~~	2,190,531	~~W~~	(2,714,587)
Net reinsurance contract assets		(33,033)		38,849
Net asset effect	~~W~~	2,157,498	~~W~~	(2,675,738)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.12 Risk Management of KB Life Insurance Co., Ltd.

38.12.1 Risk Management of insurance risk

The Group sells life insurance products including death, health, pension, asset-linked, and variable contracts. Along with the sale of various products, the Group also diversifies risk through reinsurance cessions.

Insurance risk exposure of insurance contracts and reinsurance contracts as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Exposure
	December 31, 2023		December 31, 2022
Insurance contracts	~~W~~	20,356,903	~~W~~	18,049,198
Death		8,785,488		6,953,754
Health		128,659		(48,153)
Pension		6,351,320		6,663,112
Asset-linked		40,605		43,932
Variable death		1,527,905		1,157,036
Variable pension		3,522,926		3,279,517
Reinsurance contracts		(41,032)		(37,402)

Total	~~W~~	20,315,871	~~W~~	18,011,796

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.12.2 Claims development tables

Claims development tables of the Group as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Accident year
Development year	2019		2020		2021		2022		2023		Total
Estimated final loss undiscounted	~~W~~	188,067	~~W~~	180,238	~~W~~	203,710	~~W~~	209,891	~~W~~	212,680	~~W~~	—
Current year		(153,837)		(147,254)		(167,874)		(173,926)		(175,467)		—
After 1 year		(26,840)		(26,346)		(28,097)		(28,181)		—		—
After 2 years		(4,024)		(3,291)		(4,152)		—		—		—
After 3 years		(1,316)		(1,439)		—		—		—		—
After 4 years		(613)		—		—		—		—		—

Total gross cumulative claim payments	~~W~~	(186,630)	~~W~~	(178,330)	~~W~~	(200,123)	~~W~~	(202,107)	~~W~~	(175,467)	~~W~~	—
Difference between estimated final loss and claim payments.		1,437		1,908		3,587		7,784		37,213		51,929
Discount rate effect		—		—		—		—		—		(2,970)
Future claims expense		—		—		—		—		—		90
Incurred claims settled but not yet paid		—		—		—		—		—		163,949
Risk adjustment		—		—		—		—		—		10,988
Reinsurance effects *		—		—		—		—		—		(8,833)

Total Liability for incurred claims	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	215,153

(In millions of Korean won)	December 31, 2022
	Accident year
Development year	2018		2019		2020		2021		2022		Total
Estimated final loss undiscounted	~~W~~	180,410	~~W~~	188,215	~~W~~	180,992	~~W~~	204,156	~~W~~	211,404	~~W~~	—
Current year		(150,348)		(153,820)		(147,921)		(168,207)		(174,686)		—
After 1 year		(24,130)		(26,723)		(26,238)		(28,583)		—		—
After 2 years		(2,653)		(4,122)		(3,472)		—		—		—
After 3 years		(1,275)		(1,330)		—		—		—		—
After 4 years		(579)		—		—		—		—		—

Total gross cumulative claim payments	~~W~~	(178,985)	~~W~~	(185,995)	~~W~~	(177,631)	~~W~~	(196,790)	~~W~~	(174,686)	~~W~~	—
Difference between estimated final loss and claim payments.		1,425		2,220		3,361		7,366		36,718		51,090
Discount rate effect		—		—		—		—		—		(3,249)
Future claims expense		—		—		—		—		—		126
Incurred claims settled but not yet paid		—		—		—		—		—		175,415
Risk adjustment		—		—		—		—		—		10,038
Reinsurance effects *		—		—		—		—		—		(7,547)

Total Liability for incurred claims	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	225,873

*	Decided to display reinsurance effects in one line.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.12.3 Sensitivity analysis of insurance risk

The Group manages insurance risk by performing sensitivity analysis based on loss ratio, expense ratio, discount rate, and others which are considered to have significant influence on future cash flow, timing, and uncertainty.

The result of sensitivity analysis for the years ended December 31, 2023 and 2022, are as follows:

	December 31, 2023
		Effect on
		Equity				Profit or loss
(In millions of Korean won)	Assumption change	Before reinsurance mitigation		After reinsurance mitigation		Before reinsurance mitigation		After reinsurance mitigation
Lapse ratio	10%	~~W~~	3,321	~~W~~	2,597	~~W~~	(21,454)	~~W~~	(21,810)
Lapse ratio	-10%		1,355		1,494		7,252		7,335
Loss ratio (*)	10%		90,861		88,899		(13,476)		(14,294)
Loss ratio (*)	-10%		(95,788)		(93,886)		11,279		12,001
Expense ratio	10%		15,523		15,242		(12,296)		(12,677)
Expense ratio	-10%		(15,823)		(15,549)		12,959		13,332

	December 31, 2022
		Effect on
		Equity				Profit or loss
(In millions of Korean won)	Assumption change	Before reinsurance mitigation		After reinsurance mitigation		Before reinsurance mitigation		After reinsurance mitigation
Lapse ratio	10%	~~W~~	20,135	~~W~~	19,250	~~W~~	(39,955)	~~W~~	(40,324)
Lapse ratio	-10%		(28,234)		(27,448)		34,296		34,488
Loss ratio *	10%		124,000		121,882		(6,863)		(6,997)
Loss ratio *	-10%		(129,109)		(127,052)		5,444		5,528
Expense ratio	10%		22,483		22,432		(14,667)		(14,724)
Expense ratio	-10%		(21,772)		(21,738)		16,006		16,064

*	Includes mortality, longevity, and disability/illness risks

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.12.4 Liquidity risk of insurance contracts

Liquidity risk arising from insurance contracts arises from the increase in refunds at maturity caused by concentrations of maturity, the excessive increase in surrender values caused by unexpected mass cancelation, and the increase in payments of claims caused by major accidents. The Group manages payment of refunds at maturity by analysing remaining maturity of insurance contracts.

Maturity structure of insurance contract liabilities (assets) based on net cashflows as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	1 year		1 year ~ 2 years		2 years ~ 3 years		3 years ~ 4 years		4 years ~ 5 years		5 years ~ 10 years		10 years ~ 20 years		Over 20 years
Insurance contracts	~~W~~	(364,422)	~~W~~	(243,265)	~~W~~	(41,810)	~~W~~	279,853	~~W~~	631,806	~~W~~	4,849,035	~~W~~	12,457,375	~~W~~	38,335,547
Assets portfolio		—		—		—		—		—		—		—		—
Liabilities portfolio		(364,422)		(243,265)		(41,810)		279,853		631,806		4,849,035		12,457,375		38,335,547
Reinsurance contracts		(5,667)		3,095		3,378		2,705		2,414		9,629		17,415		60,794
Assets portfolio		(2,571)		691		908		465		387		744		35		131
Liabilities portfolio		(3,096)		2,404		2,470		2,240		2,026		8,885		17,381		60,663

	December 31, 2022
(In millions of Korean won)	1 year		1 year ~ 2 years		2 years ~ 3 years		3 years ~ 4 years		4 years ~ 5 years		5 years ~ 10 years		10 years ~ 20 years		Over 20 years
Insurance contracts	~~W~~	(324,634)	~~W~~	(255,444)	~~W~~	32,474	~~W~~	202,786	~~W~~	555,048	~~W~~	4,306,398	~~W~~	12,620,485	~~W~~	38,139,531
Assets portfolio		—		—		—		—		—		—		—		—
Liabilities portfolio		(324,634)		(255,444)		32,474		202,786		555,048		4,306,398		12,620,485		38,139,531
Reinsurance contracts		(6,225)		1,452		721		555		671		5,431		18,021		54,508
Assets portfolio		(4,255)		390		(149)		(147)		(89)		(161)		56		128
Liabilities portfolio		(1,969)		1,061		870		702		760		5,592		17,966		54,380

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.12.5 The amount payable upon demand as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Amount payable		Book value
Insurance contracts
Death	~~W~~	13,007,313	~~W~~	12,105,279
Health		699,541		437,536
Pension		7,008,436		6,840,937
Asset-linked		43,654		42,761
Variable death		2,382,968		2,576,135
Variable pension		3,807,587		3,656,532

	~~W~~	26,949,499	~~W~~	25,659,180

(In millions of Korean won)	December 31, 2022
	Amount payable		Book value
Insurance contracts
Death	~~W~~	11,993,173	~~W~~	10,438,653
Health		619,290		322,705
Pension		7,629,313		7,159,848
Asset-linked		47,117		45,747
Variable death		2,122,858		2,254,931
Variable pension		3,529,512		3,454,283

	~~W~~	25,941,263	~~W~~	23,676,167

38.12.6 Credit risk of reinsurance contract assets (liabilities)

Credit risk exposure of reinsurance contract assets and reinsurance contract liabilities as of December 31, 2023 and 2022, are as follows

(In millions of Korean won)	December 31, 2023

	Credit ratings
	AAA ~ AA+		AA ~ A+		A ~ BBB+		Below BBB		No rating		Total
Reinsurance contract assets	~~W~~	2,816	~~W~~	4,157	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	6,973
Reinsurance contract liabilities		(11,522)		(11,871)		(3,556)		—		—		(26,949)

(In millions of Korean won)	December 31, 2022
	Credit ratings

	AAA ~ AA+		AA ~ A+		A ~ BBB+		Below BBB		No rating		Total
Reinsurance contract assets	~~W~~	4,305	~~W~~	360	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	4,664
Reinsurance contract liabilities		(10,325)		(11,987)		(3,964)		—		—		(26,276)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.12.7 Market risk of insurance contracts

38.12.7.1 The sensitivity analysis of market risk to changes in economic assumptions as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)

				December 31, 2023				December 31, 2022
	Assumption change			Effect on Equity		Effect on Profit or loss		Effect on Equity		Effect on Profit or loss
Exchange rate	~~W~~	100		~~W~~	(24,530)	~~W~~	(31,299)	~~W~~	(16,195)	~~W~~	(17,042)
Exchange rate		–~~W~~100			24,530		31,299		16,224		17,090
Discount rate		1	%p		2,093,890		—		1,678,796		—
Discount rate		-1	%p		(2,918,559)		—		(2,348,470)		—
Stock price		10%			(136,859)		(190,338)		(125,211)		(176,718)
Stock price		-10%			135,687		188,637		122,553		172,853

*	Effect on profit or loss is the amount before-tax.

38.12.7.2 Interest rate risk exposure of insurance contracts and reinsurance contracts as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Exposure
	December 31, 2023		December 31, 2022
Insurance contract liabilities	~~W~~	20,356,903	~~W~~	18,049,198
Interest rate fixed contracts		10,206,298		8,121,476
Interest rate linked contracts		5,099,774		5,491,169
Variable contracts		5,050,831		4,436,552
Reinsurance contract liabilities		(41,032)		(37,402)

Total	~~W~~	20,315,871	~~W~~	18,011,795

38.12.7.3 Stock price risk exposure of insurance contracts as of December 31, 2023, and 2022, are as follows:

(In millions of Korean won)	Exposure
	December 31, 2023		December 31, 2022
Insurance contract liabilities	~~W~~	5,050,831	~~W~~	4,436,552

38.12.7.4 Currency risk exposure of insurance contracts as of December 31, 2023, and 2022, are as follows:

(In millions of Korean won)	Exposure
	December 31, 2023		December 31, 2022
Insurance contract liabilities	~~W~~	455,738	~~W~~	305,074

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

39. Statement of Cash Flows

39.1 Details of cash and cash equivalents as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Cash	~~W~~	2,114,596	~~W~~	2,439,490
Checks issued by other banks		142,437		123,163
Due from the Bank of Korea		15,362,056		17,520,636
Due from other financial institutions		12,217,222		12,391,461

		29,836,311		32,474,750

Due from financial institutions measured at fair value through profit or loss		79,810		69,469

		29,916,121		32,544,219

Deduction:
Restricted due from financial institutions *		(3,273,428)		(4,893,839)
Due from financial institutions with original maturities over three months		(816,105)		(1,115,582)

		(4,089,533)		(6,009,421)

	~~W~~	25,826,588	~~W~~	26,534,798

*	Items meeting the definition of cash are excluded.

Items meeting the definition of cash among due from financial institutions with restriction to use as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2023		December 31, 2022
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	~~W~~	13,731,708	~~W~~	15,169,703
	Due from others	Korea Development Bank and others		27,556		39,358
Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank Indonesia and others		944,917		1,218,847

			~~W~~	14,704,181	~~W~~	16,427,908

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

39.2 Significant non-cash transactions for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Write-offs of loans	~~W~~	1,757,920	~~W~~	1,516,087
Changes in accumulated other comprehensive income from valuation of financial instruments at fair value through other comprehensive income		3,346,010		(6,516,502)
Changes in accumulated other comprehensive income from valuation of investments in associates		24		(362)

39.3 Cash inflows and outflows from income tax, interest, and dividends for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Activities	2023		2022
Income tax paid	Operating	~~W~~	2,189,111	~~W~~	1,524,025
Interest received	Operating		28,550,486		20,369,575
Interest paid	Operating		13,119,057		6,356,269
Dividends received	Operating		330,350		399,984
Dividends paid	Financing		1,336,816		1,564,153

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

39.4 Changes in liabilities arising from financing activities for the years ended December 31, 2023 and 2022, are as follows:

	2023
					Non-cash changes
(In millions of Korean won)	Beginning		Net cash flows		Acquisition (disposal)		Exchange differences		Changes in fair value		Subsidiaries		Others		Ending
Derivatives held for hedging *	~~W~~	(4,822)	~~W~~	(73,335)	~~W~~	—	~~W~~	(84,429)	~~W~~	(36,123)	~~W~~	—	~~W~~	105,706	~~W~~	(93,003)
Borrowings and debentures		140,415,569		(2,128,851)		—		616,459		121,577		114,904		(379,429)		138,760,229
Due to trust accounts		5,808,446		2,333,656		—		—		—		—		—		8,142,102
Non-controlling interests		1,280,102		721,101		—		—		—		496		(58,193)		1,943,506
Others		1,695,821		(781,632)		152,344		—		—		—		83,054		1,149,587

	~~W~~	149,195,116	~~W~~	70,939	~~W~~	152,344	~~W~~	532,030	~~W~~	85,454	~~W~~	115,400	~~W~~	(248,862)	~~W~~	149,902,421

	2022
					Non-cash changes
(In millions of Korean won)	Beginning		Net cash flows		Acquisition (disposal)		Exchange differences		Changes in fair value		Subsidiaries		Others		Ending
Derivatives held for hedging *	~~W~~	(22,780)	~~W~~	(105,017)	~~W~~	—	~~W~~	161,798	~~W~~	7,156	~~W~~	—	~~W~~	(45,979)	~~W~~	(4,822)
Borrowings and debentures		124,342,562		15,645,750		—		895,758		(297,468)		81,268		(252,301)		140,415,569
Due to trust accounts		7,033,849		(1,225,403)		—		—		—		—		—		5,808,446
Non-controlling interests		833,338		395,713		—		—		—		752		50,299		1,280,102
Others		985,854		436,902		154,004		199		—		—		118,862		1,695,821

	~~W~~	133,172,823	~~W~~	15,147,945	~~W~~	154,004	~~W~~	1,057,755	~~W~~	(290,312)	~~W~~	82,020	~~W~~	(129,119)	~~W~~	149,195,116

*	Derivatives held for hedging purposes are the net amount after offsetting liabilities and assets.

39.5 The net cash flow associated with the changes in the subsidiaries for the years ended December 31, 2023 and 2022 are ~~W~~ 1,297,001 million of cash inflow and ~~W~~ 932,428 million of cash inflow, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

40. Contingent Liabilities and Commitments

40.1 Details of acceptances and guarantees as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	~~W~~	148,786	~~W~~	167,538
Others		945,027		918,670

		1,093,813		1,086,208

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit		277,370		502,217
Letter of guarantees		47,665		78,414
Bid bond		12,549		19,998
Performance bond		1,111,589		976,008
Refund guarantees		3,561,227		1,705,796
Others		3,572,149		3,485,842

		8,582,549		6,768,275

Financial guarantee contracts:
Acceptances and guarantees for issuance of debentures		—		5,040
Acceptances and guarantees for mortgage		94,027		94,861
Overseas debt guarantees		470,579		509,157
International financing guarantees in foreign currencies		616,554		181,241

		1,181,160		790,299

		10,857,522		8,644,782

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,785,484		3,042,911
Refund guarantees		1,301,376		1,528,359

		4,086,860		4,571,270

	~~W~~	14,944,382	~~W~~	13,216,052

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

40.2 Credit qualities of acceptances and guarantees as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Total
(In millions of Korean won)			Non-impaired		Impaired
Confirmed acceptances and guarantees
Grade 1	~~W~~	8,485,824	~~W~~	170,322	~~W~~	—	~~W~~	8,656,146
Grade 2		1,763,259		22,065		—		1,785,324
Grade 3		40,595		7,368		—		47,963
Grade 4		67,729		294,635		457		362,821
Grade 5		—		1,182		4,086		5,268

		10,357,407		495,572		4,543		10,857,522

Unconfirmed acceptances and guarantees
Grade 1		3,071,076		—		—		3,071,076
Grade 2		734,886		19,210		—		754,096
Grade 3		8,600		10,692		—		19,292
Grade 4		1,828		237,200		—		239,028
Grade 5		—		—		3,368		3,368

		3,816,390		267,102		3,368		4,086,860

	~~W~~	14,173,797	~~W~~	762,674	~~W~~	7,911	~~W~~	14,944,382

	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Total
(In millions of Korean won)			Non-impaired		Impaired
Confirmed acceptances and guarantees
Grade 1	~~W~~	5,939,025	~~W~~	1,140	~~W~~	—	~~W~~	5,940,165
Grade 2		1,882,080		10,474		—		1,892,554
Grade 3		494,924		18,649		—		513,573
Grade 4		63,689		215,382		442		279,513
Grade 5		—		4,130		14,847		18,977

		8,379,718		249,775		15,289		8,644,782

Unconfirmed acceptances and guarantees
Grade 1		3,232,325		844		—		3,233,169
Grade 2		1,040,908		36,879		—		1,077,787
Grade 3		4,685		13,308		—		17,993
Grade 4		1,265		236,687		5		237,957
Grade 5		—		199		4,165		4,364

		4,279,183		287,917		4,170		4,571,270

	~~W~~	12,658,901	~~W~~	537,692	~~W~~	19,459	~~W~~	13,216,052

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

40.3 Classifications of acceptances and guarantees by counterparty as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Large companies	~~W~~	9,988,889	~~W~~	3,397,689	~~W~~	13,386,578	89.58
Small and medium-sized companies		736,810		454,574		1,191,384	7.97
Public sector and others		131,823		234,597		366,420	2.45

	~~W~~	10,857,522	~~W~~	4,086,860	~~W~~	14,944,382	100

	December 31, 2022
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Large companies	~~W~~	7,530,546	~~W~~	3,810,565	~~W~~	11,341,111	85.81
Small and medium-sized companies		718,722		496,709		1,215,431	9.20
Public sector and others		395,514		263,996		659,510	4.99

	~~W~~	8,644,782	~~W~~	4,571,270	~~W~~	13,216,052	100.00

40.4 Classifications of acceptances and guarantees by industry as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	~~W~~	1,263,253	~~W~~	591	~~W~~	1,263,844	8.46
Manufacturing		5,527,285		3,109,100		8,636,385	57.79
Service		788,908		102,028		890,936	5.96
Wholesale and retail		2,297,162		614,053		2,911,215	19.48
Construction		363,517		116,950		480,467	3.22
Public sector		31,732		62,440		94,172	0.63
Others		585,665		81,698		667,363	4.46

	~~W~~	10,857,522	~~W~~	4,086,860	~~W~~	14,944,382	100

	December 31, 2022
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	~~W~~	462,657	~~W~~	2,012	~~W~~	464,669	3.52
Manufacturing		3,851,832		3,589,948		7,441,780	56.31
Service		751,846		31,465		783,311	5.93
Wholesale and retail		2,181,469		658,875		2,840,344	21.49
Construction		420,937		47,465		468,402	3.54
Public sector		32,635		81,607		114,242	0.86
Others		943,406		159,898		1,103,304	8.35

	~~W~~	8,644,782	~~W~~	4,571,270	~~W~~	13,216,052	100.00

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

40.5 Details of commitments as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Commitments
Corporate loan commitments	~~W~~	55,688,438	~~W~~	51,871,280
Retail loan commitments		56,142,850		51,241,471
Credit line of credit cards		83,325,862		77,825,953
Purchase of other securities		8,749,029		7,357,198

		203,906,179		188,295,902

Financial guarantee contracts
Credit line		5,901,644		7,135,542
Purchase of securities		745,401		371,201

		6,647,045		7,506,743

	~~W~~	210,553,224	~~W~~	195,802,645

40.6 Other Matters (including litigation)

a) The Group has 115 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 1,893,443 million, and 344 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans) with aggregate claims amount of ~~W~~ 1,312,052 million, which arose in the normal course of the business, as of December 31, 2023. Details of major pending lawsuits in which the Group is a defendant are as follows:

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	~~W~~54,168

Kookmin Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited(the Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff) and then redeemed them and returned them to the beneficiaries. Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses.

Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

					Application for dismissal by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Federal Bankruptcy Court (10-3777) at the written complaint review stage]

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

40.6 Other Matters (including litigation) (cont’d)

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits

Kookmin Bank	Expropriation of long-term leasehold rights	1	322,350

Kookmin Bank invested assets entrusted by OO Asset Management Co., Ltd. in loans that are directly or indirectly collateralized by long-term leasehold rights of the building and land leasehold rights (hereinafter referred to as “the real estate in this case”) of Union Station in Washington, D.C., the United States.

The Plaintiff, who is the operator of the railway facility, filed this lawsuit against those concerned with the real estate in this case, including Kookmin Bank, to expropriate the real estate in this case and determine indemnity.

					Kookmin Bank submitted the response letter and will proceed with the process in the future.

	Return of unjust enrichment	1	140,860	As Russia’s OOO Bank, which was trading with the bank through a foreign exchange account, was listed on the SDN (Specifically Designated Nationals) list of the Office of Foreign Assets Control (OFAC) under the U.S. Treasury Department, the bank froze the foreign currency account in the name of the OOO Bank Accordingly, Russia’s OOO Bank filed a lawsuit seeking the return of the account balance to the Moscow City Commercial Court in Russia	Responding to local court trial schedule

	Claim for damages	1	90,435

PT Bank KB Bukopin Tbk requested an auction of TMJ’s shares in order to collect the loan to TMJ (a distressed company); NKLI won the auction and then received a loan from the bank for the purpose of purchasing TMJ shares. NKLI’s intention was to take control over TMJ and launch mining business; however, NKLI was unable to take control and launch the business due to legal disputes with the bankruptcy trustee of TMJ and court-appointed mine management company, and also lost a lawsuit against the mine management company.

As a result, NKLI filed a legal suit to PT Bank KB Bukopin Tbk stating that the bank’s recommendation to purchase TMJ’s shares was inappropriate since the bank did not intentionally share the legal issues and associated risks thereof.

					A legal representative has been appointed to handle the case, and the legal proceedings will proceed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

40.6 Other Matters (including litigation) (cont’d)

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits

KB Securities Co., Ltd.	Request for a return of transaction amount (Australian fund)	1	34,453

The plaintiffs OOOO Securities and OOOO Life Insurance filed lawsuits, claiming that the KB Securities Co., Ltd. provided false information on major matters in the product description while selling JB Australia NDIS Private Fund No.1 (on April 25, 2019, plaintiffs invested ~~W~~ 50 billion each) (a) (Primary claim) requesting KB Securities Co., Ltd. to return unjust enrichment of ~~W~~ 100 billion for cancelation of sales contracts of beneficiary certificates due to an error or termination of the contract due to default, (b) (Secondary claim) requesting for compensation for damages in investments amounting to ~~W~~ 100 billion due to violation of the investor protection obligation and fraudulent transactions of KB Securities Co., Ltd. and OOO Asset Management.

The Plaintiff’s complaint price was changed to ~~W~~ 34.45 billion due to the Plaintiff’s request to change the purpose and cause of the claim on November 13, 2023.

					First trial is in progress (The pleading was closed on January 24, 2024, the judgement date is February 14, 2024 and appeal period is until March 6, 2024)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

40.6 Other Matters (including litigation) (cont’d)

b) On April 7, 2023, Kookmin Bank entered into a new share subscription agreement with STIC Eugene Star Holdings Inc.(hereinafter referred to as STIC”), under which STIC will acquire 31,900,000,000 shares at a price of IDR 3.19 trillion, of which Kookmin Bank’s subsidiary, PT Bank KB Bukopin Tbk, will issue. As a result of the agreement, Kookmin Bank will hold a call option to purchase the shares held by the STIC, starting from 2 years and 6 months after the date of acquisition, for a period of 6 months. If Kookmin Bank does not exercise the call option during the designated period, STIC will have the right to sell the acquired shares back to the bank, also known as holding a put option right, within 1 year after the expiration of the call option period.

c) Kookmin Bank is currently undergoing an inspection by the Financial Supervisory Service regarding equity-linked securities (ELS), and the requested actions based on the inspection results are currently unpredictable.

d) Kookmin Bank is currently under investigation by the Fair Trade Commission regarding the possibility of unfair joint actions by commercial banks. It is impossible to predict the outcome of the investigation.

e) In June 2013, KB Kookmin Card Co., Ltd. had an accident in which cardholders’ personal information was stolen (hereinafter referred to as “accident”) due to illegal activities by employees of personal credit information company in charge of development of the system upgrading to prevent fraudulent use of credit card. As a result, KB Kookmin Card Co., Ltd. was notified by the Financial Services Commission of the suspension of some new business for 3 months as of February 16, 2014. In respect of the accident, the Group faces 1 legal claim filed as a defendant, with an aggregate claim amount of ~~W~~ 51 million as of December 31, 2023.

f) As of December 31, 2023, KB KOLAO Leasing Co., Ltd. is selling LVMC Holdings (formerly Kolao Holdings) allied receivables that are overdue by three months or more to Lanexang Leasing Co., Ltd. in accordance with the agreement.

g) As of December 31, 2023, KB Capital Co., Ltd. and PT Sunindo Primasura are required to hold the shares of PT Sunindo Kookmin Best Finance for five years after May 18, 2020, when the purchase of shares was completed. If one party is going to sell all or part of the shares, provide them as collateral, trade or dispose of them, it should give the opportunity to exercise preemption to the other party by providing written proposal including transfer price, payment method, and others.

h) KB Securities Co., Ltd., as an investment broker, managed the sale of private equity funds and trusts amounting to ~~W~~ 326,500 million, which lends to corporations (borrowers) that invest in apartment rental businesses for the disabled in Australia, to individuals and institutional investors. However, management of the fund has been suspended due to the breach of contract by local borrowers in Australia; therefore there is a possibility of losses of principal to these funds subscribers. In this regard, there are three lawsuits in which the Group is a defendant as of December 31, 2023. In one of them, the first trial ruling ordered the payment of ~~W~~ 29,800 million in investment principal and delayed interest on February 7, 2023, but the second trial on January 29, 2024 ruled against the conclusion, ordering the payment of ~~W~~ 12,000 million in investment principal and delayed interest thereon. Another case was ruled in October, ordering the payment of ~~W~~ 8,460 million in remaining principal and interest, along with delayed interest on ~~W~~ 8,290 million principal. However, the judgment may be changed at the higher court. The other case is still in the first trial.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

40.6 Other Matters (including litigation) (cont’d)

i) In relation to Lime Asset Management, KB Securities Co., Ltd. has a PIS (Portfolio Index Swap) contract, as of December 31, 2023, associated with ‘Lime Thetis Qualified Investor Private Investment Trust No.2’ and ‘Lime Pluto FI Qualified Investor Private Investment Trust No.D-1’ whose redemption were suspended during the fourth quarter of 2019. The notional amount of the underlying assets of the PIS contract is ~~W~~ 146,300 million. Meanwhile, the Group sold ~~W~~ 68,100 million of feeder funds of aforementioned redemption-suspended funds. On October 20, 2020, Lime Asset Management’s license as a fund manager was revoked by the Financial Supervisory Service’s sanctions review committee, and most of its redemption-suspended funds and normal funds have been transferred to Wellbridge Asset Management (the bridge management company) to continue to collect and distribute investments. It is difficult to predict whether and when the aforementioned redemption-suspended funds will be redeemed. In this regard, KB Securities Co., Ltd. faces four claims filed as a defendant as of December 31, 2023. The Group has accounted for the estimated loss due to the possibility of additional lawsuits in the future as a provision for litigations.

j) As of December 31, 2023, KB Real Estate Trust Co., Ltd. may lend ~~W~~ 3,627,400 million to the trust accounts, which is part of the total project cost related to borrowing-type land trust contracts (including maintenance projects). Whether or not KB Real Estate Trust Co., Ltd. will lend to a trust account is not an unconditional payment obligation, and it is judged by considering all matters such as the fund balance plan of its own account and trust business.

k) KB Real Estate Trust Co., Ltd. is carrying out the completion guarantee management-type land trust project (72 cases, including Gonghang-dong Airport City, excluding construction project), that bears responsibility for the completion guarantee when the construction company fails to fulfill responsibility for the completion guarantee and bears responsibility for compensating for damages to lending financial institutions as of December 31, 2023. The total credit line of PF loan related to the completion guarantee management-type land trust project is ~~W~~ 5,620,600 million, and the used credit line is ~~W~~ 4,002,000 million as of December 31, 2023. The amount of compensation for damages charged to KB Real Estate Trust Co., Ltd. is measured after determining whether the damage occurred due to KB Real Estate Trust Co., Ltd.’s failure to the completion guarantee. Since the amount of loss cannot be measured reliably, this impact was not reflected in the financial statements at the end of the current period. The Group plans to continuously monitor the process progress at each business site.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41. Subsidiaries

41.1 Details of major consolidated subsidiaries as of December 31, 2023, are as follows:

Investor	Investee	Ownership (%)		Location	Date of financial statements	Industry

KB Financial Group Inc.	Kookmin Bank	100.00		Korea	Dec. 31	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00		Korea	Dec. 31	Financial investment
	KB Insurance Co., Ltd.	100.00		Korea	Dec. 31	Non-life insurance
	KB Kookmin Card Co., Ltd.	100.00		Korea	Dec. 31	Credit card and installment financing
	KB Life Insurance Co., Ltd. [1]	100.00		Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00		Korea	Dec. 31	Collective investment and advisory
	KB Capital Co., Ltd.	100.00		Korea	Dec. 31	Financial Leasing
	KB Real Estate Trust Co., Ltd.	100.00		Korea	Dec. 31	Real estate trust management
	KB Savings Bank Co., Ltd.	100.00		Korea	Dec. 31	Savings banking
	KB Investment Co., Ltd.	100.00		Korea	Dec. 31	Capital investment
	KB Data System Co., Ltd.	100.00		Korea	Dec. 31	Software advisory, development, and supply
Kookmin Bank	KB PRASAC Bank Plc. [3]	100.00		Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00		China	Dec. 31	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00		Myanmar	Dec. 31	Microfinance services
	PT Bank Syariah Bukopin	95.92		Indonesia	Dec. 31	Banking
	PT Bukopin Finance	99.24		Indonesia	Dec. 31	Installment financing
	KB Bank Myanmar Co., Ltd.	100.00		Myanmar	Dec. 31	Banking and foreign exchange transaction
Kookmin Bank, KB Kookmin Card Co., Ltd., KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Capital Co., Ltd.	PT Bank KB Bukopin, Tbk.	67.57	[2]	Indonesia	Dec. 31	Banking and foreign exchange transaction

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.1 Details of major consolidated subsidiaries as of December 31, 2023, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry

KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00	United States	Dec. 31	Investment advisory and securities trading
	KB Securities Hong Kong Ltd.	100.00	China	Dec. 31	Investment advisory and securities trading
	KB Securities Vietnam Joint Stock Company	99.81	Vietnam	Dec. 31	Investment advisory and securities trading
	KB FINA Joint Stock Company	77.82	Vietnam	Dec. 31	Investment advisory and securities trading
	PT KB VALBURY SEKURITAS	65.00	Indonesia	Dec. 31	Investment advisory and securities trading
	PT.KB Valbury Capital Management	79.00	Indonesia	Dec. 31	Financial investment
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00	United States	Dec. 31	Management service
	KBFG Insurance(China) Co., Ltd.	100.00	China	Dec. 31	Non-life insurance
	PT. KB Insurance Indonesia	70.00	Indonesia	Dec. 31	Non-life insurance
	KB Claims Survey & Adjusting	100.00	Korea	Dec. 31	Claim service
	KB Sonbo CNS	100.00	Korea	Dec. 31	Management service
	KB Healthcare Co., Ltd.	100.00	Korea	Dec. 31	Information and communication
KB Life Insurance Co., Ltd. [1]	KB Life Partners Co., Ltd.	100.00	Korea	Dec. 31	Insurance agent
	KB Golden Life Care Co., Ltd. [4]	100.00	Korea	Dec. 31	Service
KB Kookmin Card Co., Ltd.	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Daehan Specialized Bank Plc.	97.45	Cambodia	Dec. 31	Auto Installment finance
	PT. KB Finansia Multi Finance	80.00	Indonesia	Dec. 31	Auto Installment finance
	KB J Capital Co., Ltd.	77.40	Thailand	Dec. 31	Service
	i-Finance Leasing Plc.	100.00	Cambodia	Dec. 31	Leasing
KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00	Indonesia	Dec. 31	Auto Installment finance
	Teamwink Inc.	95.95	Korea	Dec. 31	E-commerce
KB Kookmin Card Co., Ltd. KB Capital Co., Ltd.	KB KOLAO Leasing Co., Ltd.	80.00	Laos	Dec. 31	Auto Installment finance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.1 Details of major consolidated subsidiaries as of December 31, 2023, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry

Kookmin Bank, KB Data System Co., Ltd.	PT KB Data Systems Indonesia	100.00	Indonesia	Dec. 31	Service
KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Dec. 31	General advisory
	KB Asset Management Singapore PTE. LTD.	100.00	Singapore	Dec. 31	Collective investment

[1]	Prudential Life Insurance Company of Korea Ltd. has changed its name into KB Life Insurance Co., Ltd.
[2]	Among the ownership in PT Bank KB Bukopin, Tbk., 0.05% (100,000,000 shares) is no-voting shares with no-dividends.
[3]

On September 1, 2023, PRASAC Microfinance Institution PLC.(merging entity), a subsidiary of Kookmin Bank Co., Ltd., merged with Kookmin Bank Cambodia PLC.(merged entity), issuing 20,272,296 shares in exchange for the transfer consideration. The official name of PRASAC Microfinance Institution PLC.(merging entity) has changed to KB PRASAC BANK PLC.

[4]	In October 2023, KB Golden Life Care Co., Ltd. was changed from a subsidiary of KB Insurance Co., Ltd. to a subsidiary of KB Life Insurance Co., Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.2 Details of consolidated structured entities as of December 31, 2023, are as follows:

	Consolidated structured entities	Reasons for consolidation

Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Asset-backed securitization	Taejon Samho The First Co., Ltd. and 105 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt and has ability to affect those returns through its power.

Investment funds and others	KB Global Platform Fund No.2 and 207 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors, or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.

If the Group holds more than half of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.3 Condensed financial information of major subsidiaries as of and for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)

	December 31, 2023						2023
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	530,012,853	~~W~~	493,464,126	~~W~~	36,548,727	~~W~~	45,032,120	~~W~~	3,261,499	~~W~~	3,889,625
KB Securities Co., Ltd. [1,2]		61,266,990		54,967,833		6,299,157		11,580,526		389,618		389,602
KB Insurance Co., Ltd. [1,2]		37,729,688		31,474,132		6,255,556		11,864,879		752,901		879,534
KB Kookmin Card Co., Ltd.[1]		29,365,575		24,545,752		4,819,823		4,205,146		351,133		307,336
KB Life Insurance Co., Ltd.[1,2,3,4]		31,953,218		27,823,185		4,130,033		2,628,109		82,233		432,188
KB Asset Management Co., Ltd. [1]		377,919		109,645		268,274		204,202		61,525		61,756
KB Capital Co., Ltd. [1,2]		16,560,800		14,300,771		2,260,029		2,295,471		186,505		182,075
KB Real Estate Trust Co., Ltd. [1]		859,408		573,348		286,060		148,763		(84,073)		(84,476)
KB Savings Bank Co., Ltd.		2,661,999		2,468,223		193,776		234,197		(90,568)		(90,430)
KB Investment Co., Ltd. [1]		1,544,836		1,265,361		279,475		154,287		9,187		9,188
KB Data System Co., Ltd. [1]		61,508		40,616		20,892		230,825		125		(1,594)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.3 Condensed financial information of major subsidiaries as of and for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	December 31, 2022						2022
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	517,769,512	~~W~~	484,046,253	~~W~~	33,723,259	~~W~~	49,436,046	~~W~~	2,996,015	~~W~~	1,856,632
KB Securities Co., Ltd. [1,2]		53,824,246		47,946,933		5,877,313		14,264,399		187,784		263,605
KB Insurance Co., Ltd. [1,2]		34,743,259		29,017,684		5,725,575		11,119,856		557,219		1,097,725
KB Kookmin Card Co., Ltd.[1]		29,721,017		24,998,215		4,722,802		3,694,352		378,592		412,208
KB Life Insurance Co., Ltd.[1,2,3,4]		20,924,583		17,728,052		3,196,531		2,063,884		(120,448)		765,785
KB Life Insurance Co., Ltd. [3]		9,065,100		8,444,355		620,745		898,808		37,070		(281,849)
KB Asset Management Co., Ltd. [1]		369,488		102,970		266,518		233,293		59,345		59,367
KB Capital Co., Ltd. [1,2]		16,053,026		13,946,800		2,106,226		1,906,694		217,139		209,808
KB Real Estate Trust Co., Ltd.		518,980		113,444		405,536		152,686		67,723		68,714
KB Savings Bank Co., Ltd.		3,138,543		2,854,549		283,994		191,337		21,814		21,897
KB Investment Co., Ltd. [1]		1,378,550		1,108,264		270,286		161,210		4,807		4,805
KB Data System Co., Ltd. [1]		63,645		40,570		23,075		233,320		3,162		4,546
KB Credit Information Co., Ltd. [5]		42,219		24,923		17,296		36,469		484		924

[1]	Financial information is based on its consolidated financial statements.
[2]	Includes fair value adjustments arising from the acquisition.
[3]	Prudential Life Insurance Company of Korea Ltd. and KB Life Insurance Co., Ltd, which were subsidiary companies, have merged in January 2023.
[4]	Prudential Life Insurance Company of Korea Ltd. changed the name to KB Life Insurance Co., Ltd.
[5]	The Parent Company sold 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on June 30, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.4 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

41.4.1 The Group has provided payment guarantees of ~~W~~ 3,664,224 million to K plus 1st L.L.C and other consolidated structured entities.

41.4.2 The Group has provided capital commitment to 57 consolidated structured entities including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ~~W~~ 1,630,316 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

41.4.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

41.5 Changes in Subsidiaries

41.5.1 Subsidiaries newly included in consolidation for the year ended December 31, 2023, are as follows:

Company	Reasons of obtaining control

Teamwink Inc. and 12 others	Holds more than half of the ownership interests

KB Liiv DS 1st L.L.C. and 32 others	Holds the power in the event of default and is exposed to significant variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt

KB Global Private Real Estate Debt Fund 29 and 19 others	Holds the power to determine the operation of the funds and is exposed to variable returns by holding significant amount of ownership interests

KB Global Platform Fund No.2 and 3 others	Holds the power as a general partner and is exposed to variable returns by holding significant amount of ownership interests

41.5.2 Subsidiaries excluded from consolidation for the year ended December 31, 2023, are as follows:

Company	Reasons of losing control

KB Cheongra Hill Co., Ltd. and 45 others	Termination of the commitments

KB Life Insurance Co., Ltd. and 18 others	Liquidation

KB KBSTAR Treasury Futures 3 Year ETF Trust (Bond-Derivative) and 7 others	Disposal

KB Global Dynamic Securities Master Investment Trust (Equity-Indirect Type) and 5 others	Decrease in ownership interests to less than majority

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

42. Unconsolidated Structured Entities

42.1 Nature, purpose, and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of financing

Structured financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships, construction and purchase of aircrafts	Loan commitments through credit line, providing credit line, and investment agreements

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment from general partners and limited partners

Trusts	Management of financial trusts; • Development trust • General unspecified money trust • Trust whose principal is not guaranteed • Other trusts	Management of trusted financial assets Payment of trust fees and allocation of trust profits.	Sales of trusted financial assets

Asset-backed securitization	Early cash generation through transfer of securitized assets Fees earned through services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of asset-backed securitization plan Purchase and collection of securitized assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitized assets

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

42.2 Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
Total assets of unconsolidated structured entities	~~W~~	114,891,212	~~W~~	593,418,756	~~W~~	4,893,076	~~W~~	142,477,227	~~W~~	855,680,271
Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	~~W~~	98,771	~~W~~	15,553,522	~~W~~	7,249	~~W~~	4,895,929	~~W~~	20,555,471
Loans measured at amortized cost		11,487,358		580,121		112,867		2,959,032		15,139,378
Financial investments		—		—		—		10,382,744		10,382,744
Investments in associates		—		418,484		—		—		418,484
Other assets		7,823		1,919		686,208		11,969		707,919

	~~W~~	11,593,952	~~W~~	16,554,046	~~W~~	806,324	~~W~~	18,249,674	~~W~~	47,203,996

Liabilities:
Deposits	~~W~~	2,202,888	~~W~~	52,921	~~W~~	—	~~W~~	359,418	~~W~~	2,615,227
Derivative financial liabilities		—		288		—		—		288
Other liabilities		4,442		43		57		2,082		6,624

	~~W~~	2,207,330	~~W~~	53,252	~~W~~	57	~~W~~	361,500	~~W~~	2,622,139

Maximum exposure *
Assets held	~~W~~	11,593,952	~~W~~	16,554,046	~~W~~	806,324	~~W~~	18,249,674	~~W~~	47,203,996
Purchase and investment commitments		471,052		6,138,638		10,250		1,183,800		7,803,740
Unused credit		1,406,447		—		36,672		5,006,963		6,450,082
Acceptances and guarantees and loan commitments		792,848		—		—		15,405		808,253

	~~W~~	14,264,299	~~W~~	22,692,684	~~W~~	853,246	~~W~~	24,455,842	~~W~~	62,266,071

Methods of determining the maximum exposure	Loan commitments / investment agreements / purchase commitments and acceptances and guarantees	Investments/loans and Investment agreements	Trust paying dividends by results: Total amount of trust exposure	Providing credit lines/purchase commitments/loan commitments and acceptances and guarantees

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

42.2 Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
Total assets of unconsolidated structured entities	~~W~~	110,862,054	~~W~~	455,292,775	~~W~~	5,516,039	~~W~~	144,018,286	~~W~~	715,689,154
Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	~~W~~	105,637	~~W~~	13,462,390	~~W~~	298,169	~~W~~	3,566,948	~~W~~	17,433,144
Loans measured at amortized cost		8,829,758		469,777		163,220		3,037,020		12,499,775
Financial investments		1,012		—		—		7,893,604		7,894,616
Investments in associates		—		335,746		—		—		335,746
Other assets		6,663		1,504		242,853		5,950		256,970

	~~W~~	8,943,070	~~W~~	14,269,417	~~W~~	704,242	~~W~~	14,503,522	~~W~~	38,420,251

Liabilities:
Deposits	~~W~~	1,596,011	~~W~~	41,288	~~W~~	—	~~W~~	219,641	~~W~~	1,856,940
Derivative financial liabilities		437		2,102		—		698		3,237
Other liabilities		3,044		11		—		54,425		57,480

	~~W~~	1,599,492	~~W~~	43,401	~~W~~	—	~~W~~	274,764	~~W~~	1,917,657

Maximum exposure *
Assets held	~~W~~	8,943,070	~~W~~	14,269,417	~~W~~	704,242	~~W~~	14,503,522	~~W~~	38,420,251
Purchase and investment commitments		227,098		6,301,588		144,269		678,564		7,351,519
Unused credit		1,380,348		—		8,547		6,161,171		7,550,066
Acceptances and guarantees and loan commitments		1,015,619		—		—		20,000		1,035,619

	~~W~~	11,566,135	~~W~~	20,571,005	~~W~~	857,058	~~W~~	21,363,257	~~W~~	54,357,455

Methods of determining the maximum exposure	Loan commitments / investment agreements / purchase commitments and acceptances and guarantees	Investments /loans and Investment agreements	Trust paying dividends by results: Total amount of trust exposure	Providing credit lines/ purchase commitments/ loan commitments and acceptances and guarantees

*	Maximum exposure includes the asset amounts, after deducting loss (provisions for credit losses, impairment losses, and others), recognized in the consolidated financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43. Related Party Transactions

According to Korean IFRS No.1024, the Group includes investments in associates, key management personnel (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements. Refer to Note 13 for details of investments in associates and joint ventures.

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		2023		2022
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	~~W~~	5,101	~~W~~	5,194
Korea Credit Bureau Co., Ltd.	Interest expense		1		1
	Fee and commission income		776		649
	Fee and commission expense		8,444		3,973
	Insurance income		3		4
	Provision for credit losses		1		—
	Other operating expenses		15		15
Incheon Bridge Co., Ltd.	Interest income		10,420		7,516
	Interest expense		979		517
	Fee and commission income		28		23
	Fee and commission expense		7		6
	Insurance income		219		212
	Gains on financial instruments at fair value through profit or loss		334		—
	Losses on financial instruments at fair value through profit or loss		—		4,434
	Reversal of credit losses		—		28
	Provision for credit losses		54		9
Kendai Co.,Ltd.	Other non-operating expenses		—		3
Aju Good Technology Venture Fund	Interest expense		111		108
Taeyoungjungkong Co.,Ltd.	Interest income		2		—
KB Star Office Private Real Estate Master Fund No.1*	Interest expense		—		2
	Fee and commission income		—		276
Star-Lord General Investors Private Real Estate Investment Company No.10	Insurance income		137		97
	Interest income		5,934		3,098
	Interest expense		543		413
	Fee and commission income		20		—
	Provision for credit losses		4		1
	General and administrative expenses		9,720		5,562

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023		2022
KG Capital Co., Ltd. *	Interest income	~~W~~	293	~~W~~	889
	Fee and commission income		18		47
	Fee and commission expense		1		10
	Insurance income		13		43
	Other operating income		—		487
	Other operating expenses		11		32
	Reversal of credit losses		55		—
	Provision for credit losses		—		9
Food Factory Co., Ltd.	Interest income		62		80
	Interest expense		1		6
	Insurance income		9		10
	Fee and commission income		—		1
	Gains on financial instruments at fair value through profit or loss		43		33
	Reversal of credit losses		2		1
KB Pre IPO Secondary Venture Fund No.1 *	Fee and commission income		—		1,204
Acts Co., Ltd. *	Insurance income		—		2
Dongjo Co., Ltd.	Interest income		36		9
POSCO-KB Shipbuilding Fund	Fee and commission income		(99)		177
Paycoms Co., Ltd. *	Interest income		154		7
	Gains on financial instruments at fair value through profit or loss		—		39
Big Dipper Co., Ltd.	Interest expense		—		1
	Fee and commission expense		266		393
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense		—		1
	Fee and commission income		—		129
KB-TS Technology Venture Private Equity Fund	Fee and commission income		324		185
KB-SJ Tourism Venture Fund	Fee and commission income		312		209
	Fee and commission income		37		36
	Fee and commission expense		11		17
Iwon Alloy Co., Ltd.	Insurance income		1		1
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income		40		43
KB-MDI Centauri Fund LP	Fee and commission income		491		487
Hibiscus Fund L.P.	Fee and commission income		928		524
RMG-KB BioAccess Fund L.P.	Fee and commission income		326		325
S&E Bio Co., Ltd.	Interest expense		43		2

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023		2022
Contents First Inc.	Interest income	~~W~~	346	~~W~~	128
	Interest expense		73		34
	Fee and commission income		2		1
	Provision for credit losses		8		1
December & Company Inc. *	Insurance income		187		174
GENINUS Inc. *	Interest expense		—		12
Pin Therapeutics Inc.	Interest expense		101		110
Wyatt Co., Ltd.	Insurance income		102		142
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense		4		6
	Fee and commission income		209		423
Spark Biopharma Inc.	Interest expense		468		272
Skydigital Inc.	Fee and commission income		3		3
Il-Kwang Electronic Materials Co., Ltd.	Other non-operating expenses		—		1
SO-MYUNG Recycling Co., Ltd.	Other non-operating expenses		—		2
KB No.17 Special Purpose Acquisition Company *	Interest expense		—		1
KB No.18 Special Purpose Acquisition Company *	Interest expense		—		5
KB No.19 Special Purpose Acquisition Company *	Interest expense		—		5
KB No.20 Special Purpose Acquisition Company *	Interest expense		—		22
KB No.21 Special Purpose Acquisition Company	Fee and commission income		—		263
	Gains on financial instruments at fair value through profit or loss		28		1,469
	Interest expense		68		30
KB No.22 Special Purpose Acquisition Company	Fee and commission income		—		175
	Gains on financial instruments at fair value through profit or loss		1,013		982
	Interest expense		2		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023		2022
KB No.23 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss	~~W~~	—	~~W~~	1,476
	Losses on financial instruments at fair value through profit or loss		1,483		—
	Interest expense		46		23
KB No.24 Special Purpose Acquisition Company *	Interest expense		7		1
KB No.25 Special Purpose Acquisition Company	Interest expense		39		—
	Gains on financial instruments at fair value through profit or loss		1,130		—
KB No.26 Special Purpose Acquisition Company	Interest expense		38		—
	Gains on financial instruments at fair value through profit or loss		1,209		—
KB No.27 Special Purpose Acquisition Company	Interest expense		65		—
	Gains on financial instruments at fair value through profit or loss		3,059		—
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income		320		345
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income		582		706
	Other operating income		113		—
COSES GT Co., Ltd.	Losses on financial instruments at fair value through profit or loss		4,910		—
	Interest income		30		23
	Interest expense		—		1
	Provision for credit losses		—		3
	Reversal of credit losses		5		—
TeamSparta Inc.	Fee and commission income		11		—
	Interest expense		212		19
	Provision for credit losses		2		—
Mantisco Co., Ltd.	Interest expense		—		1
SuperNGine Co., Ltd.	Interest income		25		—
	Fee and commission income		1		—
	Provision for credit losses		6		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023		2022
Desilo Inc.	Interest income	~~W~~	13	~~W~~	9
	Provision for credit losses		3		—
Turing Co., Ltd.	Interest expense		7		1
	Interest income		24		—
	Provision for credit losses		14		—
IGGYMOB Co., Ltd.	Interest expense		—		1
Kukka Co., Ltd.	Interest expense		—		2
ZIPDOC Inc.	Interest expense		—		1
	Reversal of credit losses		—		3
Grinergy Co., Ltd.	Provision for credit losses		1		—
	Interest expense		1		—
Chabot Mobility Co., Ltd.	Interest expense		—		1
	Fee and commission expense		2,154		824
Wemade Connect Co., Ltd.	Insurance income		2		3
	Interest expense		316		81
	Reversal of credit losses		—		1
	Provision for credit losses		9		—
TMAP Mobility Co., Ltd.	Interest expense		1,460		226
	Fee and commission income		2		—
	Fee and commission expense		998		78
	Reversal of credit losses		9		—
	Insurance income		209		—
Nextrade Co., Ltd.	Interest expense		2,911		263
WJ Private Equity Fund No.1	Fee and commission income		7		7
UPRISE, Inc.	Interest income		—		3
Channel Corporation	Interest expense		67		43
CWhy Inc.	Insurance income		2		2
KB Social Impact Investment Fund	Fee and commission income		284		286
KB-UTC Inno-Tech Venture Fund	Fee and commission income		431		449
	Other operating income		3		—
KBSP Private Equity Fund No.4	Fee and commission income		—		211
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income		1,052		561
2020 KB Fintech Renaissance Fund	Fee and commission income		147		147

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023		2022
KB Material and Parts No.1 PEF	Fee and commission income	~~W~~	705	~~W~~	353
	Other operating income		34		—
FineKB Private Equity Fund No.1	Fee and commission income		378		641
	Gains on financial instruments at fair value through profit or loss		16		—
Paramark KB Fund No.1	Fee and commission income		129		356
KB-Badgers Future Mobility ESG Fund No.1	Fee and commission income		1,300		905
KB Bio Private Equity No.3 Ltd. *	Fee and commission income		—		4,035
KB-KTB Technology Venture Fund	Fee and commission income		669		600
THE CHAEUL FUND NO.1	Fee and commission income		—		82
KB-Solidus Global Healthcare Fund	Fee and commission income		284		350
	Gains on financial instruments at fair value through profit or loss		8,400		—
SwatchOn Inc. *	Fee and commission income		—		5
	Interest expense		—		5
Gomi corporation Inc.	Interest income		88		61
	Interest expense		—		2
	Fee and commission income		1		1
	Insurance income		1		—
	Provision for credit losses		49		3
KB Cape No.1 Private Equity Fund	Fee and commission income		217		72
	Losses on financial instruments at fair value through profit or loss		16		—
KB-GeneN Medical Venture Fund No.1	Fee and commission income		89		76
KB-BridgePole Venture Investment Fund	Fee and commission income		135		118
	Other operating income		638		—
KB-BridgePole Venture Investment Fund No.2	Fee and commission income		20		—
KB-Kyobo New Mobility Power Fund	Fee and commission income		79		69

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023		2022
KB Co-Investment Private Equity Fund No.1	Fee and commission income	~~W~~	904	~~W~~	483
KB-NP Green ESG New Technology Venture Capital Fund	Fee and commission income		1,173		435
KB-FT Green Growth No.1 New Technology Business Investment Association	Fee and commission income		135		—
	Interest expense		14		—
KB-SUSUNG 1st Investment Fund	Fee and commission income		129		—
Youngwon Corporation *	Insurance income		1		—
Seokwang T&I Co., Ltd	Insurance income		1		—
3D Interactive Co., Ltd.	Fee and commission income		7		—
	Interest expense		10		—
	Provision for credit losses		2		—
Bigwave Robotics Crop.	Interest income		(1)		—
	Interest expense		1		—
U-KB Credit No.1 Private Equity	Fee and commission income		228		—
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP	Interest expense		42		—
Others
Retirement pension	Fee and commission income		1,567		1,352
	Interest expense		27		39

*	Excluded from the Group’s related party as of December 31, 2023.

Meanwhile, the Group purchased installment financial assets, etc. from KG Capital Co., Ltd. amounting to ~~W~~ 373,044 million and ~~W~~ 486,586 million for the years ended December 31, 2023 and 2022, respectively.

Also, the Group recognized ~~W~~ 58,304 million in non-operating income for the year ended December 31, 2023, which was confirmed in the lawsuit for damage against Korea Credit Bureau Co., Ltd..

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		December 31, 2023		December 31, 2022
Associates and joint ventures
Balhae Infrastructure Company	Other assets	~~W~~	1,304	~~W~~	1,306
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		37		38
	Deposits		17,003		27,889
	Provisions		2		2
	Insurance liabilities		1		1
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		33,282		32,948
	Loans measured at amortized cost (gross amount)		80,512		95,211
	Allowances for credit losses		38		12
	Other assets		528		615
	Deposits		40,992		48,639
	Provisions		45		18
	Insurance liabilities		87		89
	Other liabilities		504		446
Jungdo Co., Ltd.	Deposits		4		4
Dae-A Leisure Co., Ltd.	Deposits		150		154
Aju Good Technology Venture Fund	Deposits		1,202		7,222
	Other liabilities		1		73
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)		149,590		149,294
	Allowances for credit losses		5		1
	Property and equipment		5,615		9,915
	Other assets		8,689		8,591
	Insurance liabilities		44		46
	Other liabilities		8,245		14,227
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits		—		1,526
	Other liabilities		—		1
WJ Private Equity Fund No.1	Other assets		2		2
	Deposits		103		221
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss		1,935		2,017
	Other assets		73		—
RAND Bio Science Co., Ltd.	Deposits		4		3
	Loans measured at amortized cost (gross amount)		1		—
KG Capital Co., Ltd. *	Loans measured at amortized cost (gross amount)		—		40,040
	Allowances for credit losses		—		55
	Other assets		—		63
	Deposits		—		10
	Insurance liabilities		—		14
	Other liabilities		—		5

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023		December 31, 2022
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	738	~~W~~	696
	Loans measured at amortized cost (gross amount)		2,137		3,345
	Allowances for credit losses		2		4
	Other assets		5		4
	Deposits		629		664
	Insurance liabilities		2		8
	Other liabilities		1		1
POSCO-KB Shipbuilding Fund	Other assets		678		177
Paycoms Co., Ltd. *	Financial assets at fair value through profit or loss		—		1,172
	Deposits		—		1
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)		14		18
	Deposits		40		19
	Other liabilities		8		—
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits		46		317
Iwon Alloy Co., Ltd.	Deposits		1		1
	Insurance liabilities		—		1
Computerlife Co., Ltd.	Deposits		—		3
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss		5,938		6,384
	Other liabilities		62		36
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss		20		17
Wyatt Co., Ltd.	Financial assets at fair value through profit or loss		6,000		6,000
	Deposits		1		1
	Insurance liabilities		73		75
Skydigital Inc.	Deposits		65		10
Banksalad Co., Ltd.	Financial assets at fair value through profit or loss		9,148		10,470
Spark Biopharma Inc.	Financial assets at fair value through profit or loss		7,450		7,450
	Loans measured at amortized cost (gross amount)		17		17
	Deposits		11,419		17,534
	Other liabilities		90		91
UPRISE, Inc.	Financial assets at fair value through profit or loss		5,710		5,248
	Deposits		—		27
Stratio, Inc.	Financial assets at fair value through profit or loss		1,000		1,000
Honest Fund, Inc.	Financial assets at fair value through profit or loss		3,999		3,999

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023		December 31, 2022
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	2,000	~~W~~	2,000
	Loans measured at amortized cost (gross amount)		3		7
	Deposits		37		37
Channel Corporation	Financial assets at fair value through profit or loss		16,906		18,099
	Deposits		2,030		3,000
	Other liabilities		11		21
KB No.21 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,987		2,959
	Deposits		2,261		2,263
	Other liabilities		38		29
KB No.22 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,985		1,972
	Deposits		1,848		1,948
KB No.23 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss		1,489		2,971
	Deposits		—		2,205
	Other liabilities		—		22
KB No.24 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss		—		6,975
	Deposits		—		9,983
	Other liabilities		—		1
KB No.25 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,025		—
	Deposits		1,586		—
	Other liabilities		39		—
KB No.26 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,204		—
	Deposits		1,761		—
	Other liabilities		37		—
KB No.27 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		6,054		—
	Deposits		4,497		—
	Other liabilities		65		—
COSES GT Co., Ltd.	Financial assets at fair value through profit or loss		—		4,930
	Loans measured at amortized cost (gross amount)		1		506
	Allowances for credit losses		—		4
	Other assets		—		2
	Deposits		1		1,213
Bomapp Inc. *	Financial assets at fair value through profit or loss		—		1
MitoImmune Therapeutics	Financial assets at fair value through profit or loss		7,000		7,000

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023		December 31, 2022
KB-Solidus Global Healthcare Fund	Other assets	~~W~~	284	~~W~~	350
Bioprotect Ltd.	Financial assets at fair value through profit or loss		4,474		3,802
Gomi corporation Inc.	Financial assets at fair value through profit or loss		4,000		4,000
	Loans measured at amortized cost (gross amount)		2,155		2,234
	Allowances for credit losses		62		17
	Other assets		5		5
	Deposits		78		915
	Other liabilities		1		1
	Provisions		3		—
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss		1,200		1,200
ClavisTherapeutics, Inc.	Financial assets at fair value through profit or loss		—		2,000
S&E Bio Co., Ltd.	Financial assets at fair value through profit or loss		4,000		4,000
	Loans measured at amortized cost (gross amount)		13		10
	Deposits		2,342		6,419
	Other liabilities		13		—
Bluepointpartners Inc.	Financial assets at fair value through profit or loss		1,874		2,133
4N Inc.	Financial assets at fair value through profit or loss		—		200
	Deposits		49		5
Xenohelix Co., Ltd.	Financial assets at fair value through profit or loss		3,100		2,100
	Deposits		904		—
Contents First Inc.	Financial assets at fair value through profit or loss		7,277		7,277
	Loans measured at amortized cost (gross amount)		10,365		10,017
	Allowances for credit losses		7		1
	Other assets		4		2
	Deposits		1,072		5,010
	Provisions		1		—
	Other liabilities		6		21
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss		18,993		17,471
	Other assets		221		470
2020 KB Fintech Renaissance Fund	Other assets		37		37
OKXE Inc.	Financial assets at fair value through profit or loss		800		800

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023		December 31, 2022
Mantisco Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	13	~~W~~	15
	Financial assets at fair value through profit or loss		3,000		3,000
	Deposits		46		623
Pin Therapeutics Inc.	Loans measured at amortized cost (gross amount)		11		13
	Financial assets at fair value through profit or loss		5,000		5,000
	Deposits		265		6,033
	Other liabilities		—		18
IMBiologics Corp.	Loans measured at amortized cost (gross amount)		5		4
	Financial assets at fair value through profit or loss		7,000		5,000
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)		603		6
	Deposits		69		17
	Allowances for credit losses		6		—
	Other assets		1		—
	Financial assets at fair value through profit or loss		1,996		1,996
Desilo Inc.	Financial assets at fair value through profit or loss		3,168		3,168
	Loans measured at amortized cost (gross amount)		300		300
	Allowances for credit losses		5		2
	Deposits		3		1
Turing Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
	Loans measured at amortized cost (gross amount)		1,901		—
	Allowances for credit losses		14		—
	Other assets		11		—
	Deposits		1,726		2,788
	Other liabilities		6		—
IGGYMOB Co., Ltd.	Financial assets at fair value through profit or loss		5,000		5,000
	Loans measured at amortized cost (gross amount)		7		15
	Deposits		—		254
Kukka Co., Ltd.	Financial assets at fair value through profit or loss		2,490		2,490
ZIPDOC Inc.	Financial assets at fair value through profit or loss		2,000		2,000
	Deposits		181		915

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023		December 31, 2022
TeamSparta Inc.	Loans measured at amortized cost (gross amount)	~~W~~	307	~~W~~	—
	Financial assets at fair value through profit or loss		4,001		4,001
	Allowances for credit losses		1		—
	Provisions		1		—
	Deposits		7,672		12,502
	Other liabilities		62		6
Chabot Mobility Co., Ltd.	Financial assets at fair value through profit or loss		2,000		2,000
	Deposits		164		86
Wemade Connect Co., Ltd.	Financial assets at fair value through profit or loss		12,293		12,000
	Loans measured at amortized cost (gross amount)		44		52
	Allowances for credit losses		6		—
	Provisions		8		2
	Deposits		8,843		10,370
	Insurance liabilities		1		2
	Other liabilities		53		28
Nextrade Co., Ltd.	Deposits		56,203		56,202
	Other liabilities		3,174		263
TMAP Mobility Co., Ltd.	Loans measured at amortized cost (gross amount)		106		—
	Allowances for credit losses		1		—
	Deposits		80,016		30,000
	Other liabilities		763		76
	Provisions		2		—
FutureConnect Co., Ltd.	Financial assets at fair value through profit or loss		1,499		1,499
Gushcloud Talent Agency	Financial assets at fair value through profit or loss		3,688		4,165
Grinergy Co., Ltd.	Financial assets at fair value through profit or loss		6,486		2,500
	Provisions		1		—
NexThera Co., Ltd.	Financial assets at fair value through profit or loss		3,000		2,000
FineKB Private Equity Fund No.1	Other assets		13		160
Paramark KB Fund No.1	Other liabilities		34		34
December & Company Inc. *	Deposits		—		1
	Insurance liabilities		—		9
KB Social Impact Investment Fund	Other assets		260		436
Checkmate Therapeutics Inc.	Financial assets at fair value through profit or loss		3,200		3,200
	Insurance liabilities		—		3
G1 Playground Co., Ltd.	Financial assets at fair value through profit or loss		—		1,000

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023		December 31, 2022
Hibiscus Fund L.P.	Financial assets at fair value through profit or loss	~~W~~	12,915	~~W~~	10,221
	Other assets		258		—
	Other liabilities		—		257
RMG-KB BioAccess Fund L.P.	Financial assets at fair value through profit or loss		5,036		2,753
RMG-KB BP Management Ltd.	Financial assets at fair value through profit or loss		174		77
KB Co-Investment Private Equity Fund No.1	Other assets		255		191
Spoon Radio Co., Ltd.	Financial assets at fair value through profit or loss		19,506		—
Neuroptika Inc.	Financial assets at fair value through profit or loss		5,879		—
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits		833		—
KB-FT Green Growth No.1 New Technology Business Investment Association	Deposits		700		—
	Other liabilities		8		—
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP	Deposits		3,790		—
	Other liabilities		42		—
Bigwave Robotics Crop.	Loans measured at amortized cost (gross amount)		31		—
	Financial assets at fair value through profit or loss		2,750		—
	Deposits		4		—
Blinkers Inc.	Financial assets at fair value through profit or loss		999		—
3D Interactive Co., Ltd.	Loans measured at amortized cost (gross amount)		42		—
	Allowances for credit losses		2		—
	Financial assets at fair value through profit or loss		2,300		—
	Deposits		1,501		—
XL8 INC.	Financial assets at fair value through profit or loss		5,148		—
Elev8-Capital Fund I	Financial assets at fair value through profit or loss		6,656		—
New Daegu Busan Expressway Co., Ltd.	Loans measured at amortized cost (gross amount)		72,742		—
	Allowances for credit losses		4		—
	Other assets		57		—
	Deposits		146,169		—
	Other liabilities		1,891		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023		December 31, 2022
AIM FUTURE, Inc.	Financial assets at fair value through profit or loss	~~W~~	2,000	~~W~~	—
	Loans measured at amortized cost (gross amount)		900		—
	Allowances for credit losses		2		—
	Other assets		1		—
	Deposits		3,393		—
	Other liabilities		48		—
Novorex Inc.	Financial assets at fair value through profit or loss		2,000		—
	Deposits		7		—
Seokwang T&I Co., Ltd	Insurance liabilities		2		—
Key management personnel	Loans measured at amortized cost (gross amount)		5,490		6,299
	Allowances for credit losses		5		3
	Other assets		7		7
	Deposits		15,902		17,618
	Provisions		2		1
	Insurance liabilities		2,293		2,374
	Other liabilities		429		387
Others
Retirement pension	Other assets		364		778
	Other liabilities		606		10,141

*	Excluded from the Group’s related party as of December 31, 2023, therefore, the remaining outstanding balances with those entities are not disclosed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	38	~~W~~	37	~~W~~	(38)	~~W~~	37
Incheon Bridge Co., Ltd.		128,159		346		(14,711)		113,794
Star-Lord General Investors Private Real Estate Investment Company No.10		149,294		296		—		149,590
KB Cape No.1 Private Equity Fund		2,017		—		(82)		1,935
RAND Bio Science Co., Ltd.		—		1		—		1
KG Capital Co., Ltd. *		40,040		—		(40,040)		—
Food Factory Co., Ltd.		4,041		446		(1,612)		2,875
Paycoms Co., Ltd. *		1,172		—		(1,172)		—
Big Dipper Co., Ltd.		18		14		(18)		14
RMGP Bio-Pharma Investment Fund, L.P.		6,384		—		(446)		5,938
RMGP Bio-Pharma Investment, L.P.		17		3		—		20
Wyatt Co., Ltd.		6,000		—		—		6,000
Banksalad Co., Ltd.		10,470		—		(1,322)		9,148
UPRISE, Inc.		5,248		462		—		5,710
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,007		3		(7)		2,003
KB No.21 Special Purpose Acquisition Company		2,959		28		—		2,987
KB No.22 Special Purpose Acquisition Company		1,972		1,013		—		2,985
KB No.23 Special Purpose Acquisition Company *		2,971		—		(1,482)		1,489
KB No.24 Special Purpose Acquisition Company *		6,975		—		(6,975)		—
KB No.25 Special Purpose Acquisition Company		—		2,025		—		2,025
KB No.26 Special Purpose Acquisition Company		—		2,204		—		2,204
KB No.27 Special Purpose Acquisition Company		—		6,054		—		6,054
COSES GT Co., Ltd.		5,436		1		(5,436)		1
Channel Corporation		18,099		—		(1,193)		16,906
MitoImmune Therapeutics		7,000		—		—		7,000
Bioprotect Ltd.		3,802		672		—		4,474
Gomi corporation Inc.		6,234		5		(84)		6,155
Go2joy Co., Ltd.		1,200		—		—		1,200
ClavisTherapeutics, Inc.		2,000		—		(2,000)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023
	Beginning		Loan		Collection		Ending
S&E Bio Co., Ltd.	~~W~~	4,010	~~W~~	13	~~W~~	(10)	~~W~~	4,013
Bluepointpartners Inc.		2,133		—		(259)		1,874
4N Inc.		200		—		(200)		—
Xenohelix Co., Ltd.		2,100		1,000		—		3,100
Contents First Inc.		17,294		365		(17)		17,642
KB-MDI Centauri Fund LP		17,471		1,522		—		18,993
OKXE Inc.		800		—		—		800
Checkmate Therapeutics Inc.		3,200		—		—		3,200
Mantisco Co., Ltd.		3,015		13		(15)		3,013
IMBiologics Corp.		5,004		2,005		(4)		7,005
Spark Biopharma Inc.		7,467		17		(17)		7,467
G1 Playground Co., Ltd.		1,000		—		(1,000)		—
Pin Therapeutics Inc.		5,013		11		(13)		5,011
Hibiscus Fund L.P.		10,221		2,694		—		12,915
SuperNGine Co., Ltd.		2,002		603		(6)		2,599
Desilo Inc.		3,468		—		—		3,468
RMG-KB BioAccess Fund L.P.		2,753		2,283		—		5,036
RMG-KB BP Management Ltd.		77		97		—		174
IGGYMOB Co., Ltd.		5,015		7		(15)		5,007
Turing Co., Ltd.		3,000		1,901		—		4,901
Kukka Co., Ltd.		2,490		—		—		2,490
ZIPDOC Inc.		2,000		—		—		2,000
Gushcloud Talent Agency		4,165		—		(477)		3,688
Grinergy Co., Ltd.		2,500		3,986		—		6,486
NexThera Co., Ltd.		2,000		1,000		—		3,000
Chabot Mobility Co., Ltd.		2,000		—		—		2,000
TeamSparta Inc.		4,001		307		—		4,308
FutureConnect Co., Ltd.		1,499		—		—		1,499
Wemade Connect Co., Ltd.		12,052		337		(52)		12,337
TMAP Mobility Co., Ltd.		—		106		—		106
Taeyoungjungkong Co.,Ltd.		—		46		(46)		—
Spoon Radio Co., Ltd.		—		19,506		—		19,506
Neuroptika Inc.		—		5,879		—		5,879
Youngwon Corporation *		—		4,793		(4,793)		—
Bigwave Robotics Crop.		—		2,781		—		2,781
Blinkers Inc.		—		999		—		999
3D Interactive Co., Ltd.		—		2,342		—		2,342
XL8 INC.		—		5,148		—		5,148
Elev8-Capital Fund I		—		6,656		—		6,656
AIM FUTURE, Inc.		—		2,900		—		2,900
New Daegu Busan Expressway Co., Ltd.		—		72,742		—		72,742
Novorex Inc.		—		2,000		—		2,000
Key management personnel		6,299		3,368		(4,177)		5,490

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	36	~~W~~	38	~~W~~	(36)	~~W~~	38
Incheon Bridge Co., Ltd.		151,489		11		(23,341)		128,159
Star-Lord General Investors Private Real Estate Investment Company No.10		—		150,000		(706)		149,294
KB Star Office Private Real Estate Master Fund No.1 *		10,000		—		(10,000)		—
KB Cape No.1 Private Equity Fund		1,591		426		—		2,017
RAND Bio Science Co., Ltd.		1		—		(1)		—
KG Capital Co., Ltd. *		40,074		40		(74)		40,040
Food Factory Co., Ltd.		4,216		1,541		(1,716)		4,041
Paycoms Co., Ltd. *		1,269		—		(97)		1,172
Big Dipper Co., Ltd.		17		18		(17)		18
RMGP Bio-Pharma Investment Fund, L.P.		5,423		961		—		6,384
RMGP Bio-Pharma Investment, L.P.		14		3		—		17
Wyatt Co., Ltd.		6,000		—		—		6,000
Banksalad Co., Ltd.		9,090		1,380		—		10,470
UPRISE, Inc.		1,250		3,998		—		5,248
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,006		7		(6)		2,007
KB No.17 Special Purpose Acquisition Company *		1,301		—		(1,301)		—
KB No.18 Special Purpose Acquisition Company *		3,881		—		(3,881)		—
KB No.19 Special Purpose Acquisition Company *		2,091		—		(2,091)		—
KB No.20 Special Purpose Acquisition Company *		3,135		—		(3,135)		—
KB No.21 Special Purpose Acquisition Company		—		2,959		—		2,959
KB No.22 Special Purpose Acquisition Company		—		1,972		—		1,972
KB No.23 Special Purpose Acquisition Company *		—		2,971		—		2,971
KB No.24 Special Purpose Acquisition Company *		—		6,975		—		6,975
COSES GT Co., Ltd.		5,445		6		(15)		5,436
Bomapp Inc. *		19		—		(19)		—
Channel Corporation		14,551		3,548		—		18,099

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Beginning		Loan		Collection		Ending
Associates and joint ventures
MitoImmune Therapeutics	~~W~~	7,000	~~W~~	—	~~W~~	—	~~W~~	7,000
Bioprotect Ltd.		3,557		245		—		3,802
Gomi corporation Inc.		4,733		1,534		(33)		6,234
Copin Communications, Inc. *		4,801		—		(4,801)		—
Go2joy Co., Ltd.		1,200		—		—		1,200
ClavisTherapeutics, Inc.		2,000		—		—		2,000
S&E Bio Co., Ltd.		2,000		2,010		—		4,010
Bluepointpartners Inc.		2,278		—		(145)		2,133
4N Inc.		200		—		—		200
Xenohelix Co., Ltd.		2,100		—		—		2,100
Contents First Inc.		7,277		10,017		—		17,294
KB-MDI Centauri Fund LP		9,633		7,838		—		17,471
SwatchOn Inc. *		3,418		—		(3,418)		—
OKXE Inc.		800		—		—		800
GENINUS Inc. *		5,872		—		(5,872)		—
Checkmate Therapeutics Inc.		2,200		1,000		—		3,200
Mantisco Co., Ltd.		3,001		15		(1)		3,015
IMBiologics Corp.		5,004		4		(4)		5,004
Spark Biopharma Inc.		4,967		2,517		(17)		7,467
G1 Playground Co., Ltd.		1,000		—		—		1,000
Pin Therapeutics Inc.		3,000		2,013		—		5,013
Hibiscus Fund L.P.		4,731		5,490		—		10,221
SuperNGine Co., Ltd.		1,998		6		(2)		2,002
Desilo Inc.		3,469		—		(1)		3,468
RMG-KB BioAccess Fund L.P.		353		2,400		—		2,753
RMG-KB BP Management Ltd.		7		70		—		77
IGGYMOB Co., Ltd.		5,006		15		(6)		5,015
Turing Co., Ltd.		3,000		—		—		3,000
Kukka Co., Ltd.		—		2,490		—		2,490
ZIPDOC Inc.		—		2,000		—		2,000
Gushcloud Talent Agency		—		4,165		—		4,165
Grinergy Co., Ltd.		—		2,500		—		2,500
NexThera Co., Ltd.		—		2,000		—		2,000
Chabot Mobility Co., Ltd.		—		2,000		—		2,000
TeamSparta Inc.		—		4,001		—		4,001
FutureConnect Co., Ltd.		—		1,499		—		1,499
Wemade Connect Co., Ltd.		—		12,052		—		12,052
Key management personnel		4,591		4,527		(2,819)		6,299

*	Excluded from the Group’s related party as of December 31, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.4 Details of significant borrowing transactions with related parties for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	27,889	~~W~~	—	~~W~~	—	~~W~~	(10,886)	~~W~~	17,003
Incheon Bridge Co., Ltd.		48,639		67,100		(76,017)		1,270		40,992
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		154		—		—		(4)		150
Iwon Alloy Co., Ltd.		1		—		—		—		1
Computerlife Co., Ltd.		3		—		—		(3)		—
Skydigital Inc.		10		—		—		55		65
Aju Good Technology Venture Fund		7,222		1,323		(7,900)		557		1,202
KB-KDBC Pre-IPO New Technology Business Investment Fund		317		—		—		(271)		46
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		1,526		—		—		(1,526)		—
WJ Private Equity Fund No.1		221		—		—		(118)		103
KG Capital Co., Ltd. [2]		10		—		—		(10)		—
KB No.21 Special Purpose Acquisition Company		2,263		2,050		(2,000)		(52)		2,261
KB No.22 Special Purpose Acquisition Company		1,948		—		—		(100)		1,848
KB No.23 Special Purpose Acquisition Company [2]		2,205		2,089		(4,223)		(71)		—
KB No.24 Special Purpose Acquisition Company [2]		9,983		—		—		(9,983)		—
KB No.25 Special Purpose Acquisition Company		—		1,500		—		86		1,586
KB No.26 Special Purpose Acquisition Company		—		1,670		—		91		1,761
KB No.27 Special Purpose Acquisition Company		—		4,390		—		107		4,497
RAND Bio Science Co., Ltd.		3		—		—		1		4
Food Factory Co., Ltd.		664		—		—		(35)		629
Paycoms Co., Ltd. [2]		1		—		—		(1)		—
Big Dipper Co., Ltd.		19		—		—		21		40
Wyatt Co., Ltd.		1		—		—		—		1
UPRISE, Inc.		27		—		—		(27)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.4 Details of significant borrowing transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
CellinCells Co., Ltd.	~~W~~	37	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	37
COSES GT Co., Ltd.		1,213		—		—		(1,212)		1
Gomi corporation Inc.		915		—		—		(837)		78
S&E Bio Co., Ltd.		6,419		2,500		(2,000)		(4,577)		2,342
4N Inc.		5		—		—		44		49
Contents First Inc.		5,010		6,000		(10,000)		62		1,072
December & Company Inc. [2]		1		—		—		(1)		—
Mantisco Co., Ltd.		623		—		—		(577)		46
Pin Therapeutics Inc.		6,033		7,217		(12,017)		(968)		265
Spark Biopharma Inc.		17,534		26,369		(30,779)		(1,705)		11,419
SuperNGine Co., Ltd.		17		—		—		52		69
Desilo Inc.		1		1		—		1		3
Turing Co., Ltd.		2,788		700		—		(1,762)		1,726
IGGYMOB Co., Ltd.		254		—		—		(254)		—
TMAP Mobility Co., Ltd.		30,000		170,000		(120,000)		16		80,016
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP		—		3,983		—		(193)		3,790
Nextrade Co., Ltd.		56,202		—		—		1		56,203
ZIPDOC Inc.		915		—		—		(734)		181
TeamSparta Inc.		12,502		7,000		(8,000)		(3,830)		7,672
Chabot Mobility Co., Ltd.		86		—		—		78		164
Wemade Connect Co., Ltd.		10,370		31,000		(30,217)		(2,310)		8,843
Channel Corporation		3,000		7,000		(8,000)		30		2,030
Bitgoeul Cheomdan Green 1st Co., Ltd.		—		—		—		833		833
KB-FT Green Growth No.1 New Technology Business Investment Association		—		700		—		—		700
Bigwave Robotics Crop.		—		—		—		4		4
3D Interactive Co., Ltd.		—		2,000		(2,000)		1,501		1,501
AIM FUTURE, Inc.		—		3,000		—		393		3,393
New Daegu Busan Expressway Co., Ltd.		—		—		—		146,169		146,169
Novorex Inc.		—		—		—		7		7
Xenohelix Co., Ltd.		—		—		—		904		904
Key management personnel		17,619		22,358		(20,389)		(3,686)		15,902

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.4 Details of significant borrowing transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	10,200	~~W~~	—	~~W~~	—	~~W~~	17,689	~~W~~	27,889
Incheon Bridge Co., Ltd.		35,487		29,217		(15,000)		(1,065)		48,639
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		17		—		—		137		154
Iwon Alloy Co., Ltd.		—		—		—		1		1
Computerlife Co., Ltd.		—		—		—		3		3
Skydigital Inc.		85		—		—		(75)		10
Jo Yang Industrial Co., Ltd.		1		—		—		(1)		—
Aju Good Technology Venture Fund		6,286		6,577		(3,840)		(1,801)		7,222
KB-KDBC Pre-IPO New Technology Business Investment Fund		904		—		—		(587)		317
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		1,524		—		—		2		1,526
WJ Private Equity Fund No.1		260		—		—		(39)		221
KB Star Office Private Real Estate Master Fund No.1 [2]		2,578		—		(2,578)		—		—
KG Capital Co., Ltd. [2]		17		—		—		(7)		10
KB No.17 Special Purpose Acquisition Company [2]		1,687		—		(1,546)		(141)		—
KB No.18 Special Purpose Acquisition Company [2]		2,077		—		(2,016)		(61)		—
KB No.19 Special Purpose Acquisition Company [2]		1,013		—		(1,000)		(13)		—
KB No.20 Special Purpose Acquisition Company [2]		1,681		—		(1,534)		(147)		—
KB No.21 Special Purpose Acquisition Company		—		2,000		—		263		2,263
KB No.22 Special Purpose Acquisition Company		—		—		—		1,948		1,948
KB No.23 Special Purpose Acquisition Company [2]		—		2,133		—		72		2,205
KB No.24 Special Purpose Acquisition Company [2]		—		—		—		9,983		9,983
RAND Bio Science Co., Ltd.		443		—		—		(440)		3
Food Factory Co., Ltd.		839		511		(1,018)		332		664
Acts Co., Ltd. [2]		154		—		—		(154)		—
Paycoms Co., Ltd. [2]		1		—		—		—		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.4 Details of significant borrowing transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Big Dipper Co., Ltd.	~~W~~	—	~~W~~	300	~~W~~	(300)	~~W~~	19	~~W~~	19
Wyatt Co., Ltd.		1		—		—		—		1
UPRISE, Inc.		4,001		—		—		(3,974)		27
CellinCells Co., Ltd.		38		—		—		(1)		37
COSES GT Co., Ltd.		1,939		—		—		(726)		1,213
SwatchOn Inc. [2]		686		—		—		(686)		—
Gomi corporation Inc.		3,188		—		—		(2,273)		915
S&E Bio Co., Ltd.		263		50		—		6,106		6,419
KB Pre IPO Secondary Venture Fund No.1 [2]		103		—		—		(103)		—
4N Inc.		39		—		—		(34)		5
Contents First Inc.		12,650		10,000		(16,000)		(1,640)		5,010
December & Company Inc. [2]		1		—		—		—		1
GENINUS Inc. [2]		34,415		—		—		(34,415)		—
Mantisco Co., Ltd.		386		—		—		237		623
Pin Therapeutics Inc.		—		21,000		(16,200)		1,233		6,033
Spark Biopharma Inc.		6,015		41,165		(27,539)		(2,107)		17,534
G1 Playground Co., Ltd.		354		—		—		(354)		—
SuperNGine Co., Ltd.		944		—		—		(927)		17
Desilo Inc.		168		—		—		(167)		1
Turing Co., Ltd.		1,054		—		—		1,734		2,788
IGGYMOB Co., Ltd.		2,938		—		—		(2,684)		254
TMAP Mobility Co., Ltd.		—		80,000		(50,000)		—		30,000
Nextrade Co., Ltd.		—		56,200		—		2		56,202
Kukka Co., Ltd.		—		—		—		—		—
ZIPDOC Inc.		—		—		—		915		915
TeamSparta Inc.		—		9,000		(4,000)		7,502		12,502
Chabot Mobility Co., Ltd.		—		—		—		86		86
Wemade Connect Co., Ltd.		—		11,010		(3,267)		2,627		10,370
Wise Asset Management Co., Ltd. [2]		—		6		(6)		—		—
Channel Corporation		—		6,000		(3,000)		—		3,000
Key management personnel		16,996		20,855		(17,189)		(3,043)		17,619

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Group’s related party as of December 31, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.5 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2023 and 2022, are as follows:

	2023				2022
(In millions of Korean won)	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Balhae Infrastructure Company	~~W~~	—	~~W~~	10,661	~~W~~	—	~~W~~	26,054
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2 *		—		—		—		5
POSCO-KB Shipbuilding Fund *		—		—		—		950
KB Pre IPO Secondary Venture Fund No.1 *		—		—		—		1,429
KB-KDBC Pre-IPO New Technology Business Investment Fund		—		—		—		5,200
KB-SJ Tourism Venture Fund		—		—		—		400
Korea Credit Bureau Co., Ltd.		—		90		—		—
KB-UTC Inno-Tech Venture Fund		—		2,250		—		—
KB-Solidus Global Healthcare Fund		—		16,440		—		19,630
KB-Stonebridge Secondary Private Equity Fund		—		7,191		4,369		4,216
KB Star Office Private Real Estate Master Fund No.1 *		—		—		—		26,240
KB SPROTT Renewable Private Equity Fund No.1		—		476		12,247		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		1,800		2,572		1,320		4,706
KB Bio Private Equity No.3 Ltd. *		—		—		—		10,000
Project Vanilla Co., Ltd. *		—		—		—		525
KB-TS Technology Venture Private Equity Fund		—		672		—		4,536
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		—		12,500		—		12,800
Aju Good Technology Venture Fund		—		11,377		—		5,400
498/7 Owners LLC *		—		—		—		166,851
KB-KTB Technology Venture Fund		5,600		—		11,200		—
KB-SOLIDUS Healthcare Investment Fund		21,861		—		18,000		—
Paramark KB Fund No.1		3,342		—		12,444		2,285
FineKB Private Equity Fund No.1		—		2,125		7,500		3,100
KB-GeneN Medical Venture Fund No.1		—		—		2,000		—
KB-BridgePole Venture Investment Fund		—		714		850		—
KB-Kyobo New Mobility Power Fund		—		—		3,000		—
DA-Friend New Technology Investment Fund No.2		—		—		988		—
Cornerstone Pentastone Fund No.4		—		—		818		—
SKS-VLP New Technology Investment Fund No.2 *		—		1,156		1,156		—
JS Private Equity Fund No.3		—		—		1,700		—
Mirae Asset Mobility Investment Fund No.1		—		—		2,000		—
KB-FT 1st Green Growth Investment Fund		—		—		2,000		—
THE CHAEUL FUND NO.1		—		—		1,000		—
Star-Lord General Investors Private Real Estate Investment Company No.10		—		—		46,700		10
KB Co-Investment Private Equity Fund No.1		2,208		—		7,268		—
Glenwood Credit Private Equity Fund No.2		—		—		42,000		—
Apollo REIT PropCo LLC *		—		—		19,968		19,968

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.5 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2023				2022
(In millions of Korean won)	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
TMAP Mobility Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	200,000	~~W~~	—
POSITIVE Sobujang Venture Fund No.1		—		—		2,000		—
History 2022 Fintech Fund		—		—		2,000		—
PEBBLES-MW M.C.E New Technology Investment Fund 1st *		—		2,000		2,000		—
KB-NP Green ESG New Technology Venture Capital Fund		9,075		—		9,350		—
Nextrade Co., Ltd.		—		—		9,700		—
KB-Badgers Future Mobility ESG Fund No.1		5,540		—		2,137		—
Shinhan Global Mobility Fund No.1		—		—		1,345		—
SKB Next Unicorn K-Battery Fund No.1		—		—		1,995		—
Lakewood-AVES Fund No.1		2,000		—		—		—
MW-Pyco NewWave New Technology Investment Fund 4th		2,000		—		—		—
KB No.23 Special Purpose Acquisition Company *		—		5		—		—
KB No.24 Special Purpose Acquisition Company *		25		25		—		—
KB No.25 Special Purpose Acquisition Company		5		—		—		—
KB No.26 Special Purpose Acquisition Company		5		—		—		—
Bitgoeul Cheomdan Green 1st Co., Ltd.		190		—		—		—
KB-SUSUNG 1st Investment Fund		2,000		—		—		—
Friend 55 New Technology Business Investment Fund		1,200		—		—		—
Hahn & Company No. 4-3 Private Equity Fund *		7,183		32		—		—
KB No.27 Special Purpose Acquisition Company		5		—		—		—
DSIP-Pharos Bioenergy Fund		4,000		—		—		—
Shinhan-Eco Venture Fund 2nd		1,825		—		—		—
Leading H2O Fund 1		1,500		—		—		—
2023 JB Newtech No.2 Fund		1,800		—		—		—
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP		27,034		—		—		—
U-KB Credit No.1 Private Equity		6,419		—		—		—
KB-BridgePole Venture Investment Fund No.2		1,500		—		—		—
Sirius Silicon Valley I New Technology Fund		500		—		—		—

*	Excluded from the Group’s related party as of December 31, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.6 Unused commitments provided to related parties as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won or in a US Dollar or Malaysian ringgit or the Indonesian Rupiah)		December 31, 2023		December 31, 2022
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	~~W~~	6,154	~~W~~	6,154
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		563		562
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused lines of credit for credit card		88		89
TeamSparta Inc.	Loan commitments in Korean won		1,000		—
	Unused lines of credit for credit card		633		—
3D Interactive Co., Ltd.	Unused lines of credit for credit card		8		—
KG Capital Co., Ltd. *	Unused lines of credit for credit card		—		110
Food Factory Co., Ltd.	Unused lines of credit for credit card		55		52
KB No.23 Special Purpose Acquisition Company *	Unused lines of credit for credit card		—		12
CellinCells Co., Ltd.	Unused lines of credit for credit card		21		17
RAND Bio Science Co., Ltd.	Unused lines of credit for credit card		24		25
Big Dipper Co., Ltd.	Unused lines of credit for credit card		31		27
Gomi corporation Inc.	Unused lines of credit for credit card		45		16
COSES GT Co., Ltd.	Unused lines of credit for credit card		29		24
Spark Biopharma Inc.	Unused lines of credit for credit card		33		33
Mantisco Co., Ltd.	Unused lines of credit for credit card		17		15
IMBiologics Corp.	Unused lines of credit for credit card		18		18
SuperNGine Co., Ltd.	Unused lines of credit for credit card		37		14
IGGYMOB Co., Ltd.	Unused lines of credit for credit card		43		35
Pin Therapeutics Inc.	Unused lines of credit for credit card		39		37
Grinergy Co., Ltd.	Unused lines of credit for credit card		10		10
S&E Bio Co., Ltd.	Unused lines of credit for credit card		37		40
Wemade Connect Co., Ltd.	Unused lines of credit for credit card		156		148
TMAP Mobility Co., Ltd.	Unused lines of credit for credit card		710		—
Contents First Inc.	Unused lines of credit for credit card		135		—
Bigwave Robotics Crop.	Unused lines of credit for credit card		69		—
KB-TS Technology Venture Private Equity Fund	Purchase of securities		110		110
KB SPROTT Renewable Private Equity Fund No.1	Purchase of securities		—		5,140
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		864		864
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		13,488		15,288
All Together Korea Fund No.2	Purchase of securities		990,000		990,000
KB-KTB Technology Venture Fund	Purchase of securities		5,600		11,200

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.6 Unused commitments provided to related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or Malaysian ringgit or the Indonesian Rupiah)		December 31, 2023		December 31, 2022
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities	~~W~~	46,884	~~W~~	70,200
KB Co-Investment Private Equity Fund No.1	Purchase of securities		13,524		15,732
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities		37,323		42,863
U-KB Credit No.1 Private Equity	Purchase of securities		8,395		—
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities		29,550		40,650
FineKB Private Equity Fund No.1	Purchase of securities		9,125		9,125
FineKB Private Equity Fund No.2	Purchase of securities		500		—
KB-Solidus Global Healthcare Fund	Purchase of securities		2,120		2,120
	Commitments on loss absorption priority		4,500		4,500
Paramark KB Fund No.1	Purchase of securities		14,490		17,832
Smart Korea KB Future9-Sejong Venture Fund	Purchase of securities		2,000		—
Shinhan-Eco Venture Fund 2nd	Purchase of securities		675		—
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities	USD	3,622,333	USD	4,094,487
RMGP Bio-Pharma Investment, L.P.	Purchase of securities	USD	10,027	USD	10,731
KB-MDI Centauri Fund LP	Purchase of securities		—	USD	1,744,518
Hibiscus Fund L.P.	Purchase of securities		—	MYR	16,666,667
RMG-KB BP Management Ltd.	Purchase of securities	USD	630,679	USD	699,733
RMG-KB BioAccess Fund L.P.	Purchase of securities	USD	24,722,014	USD	27,428,899
Elev8-Capital Fund I	Purchase of securities	IDR	2,445,497,800		—
Ascent Global Fund III	Purchase of securities	USD	35,000,000		—
Key management personnel	Loan commitments in Korean won		2,666		2,354

*	Excluded from the Group’s related party as of December 31, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

43.7 Details of compensation to key management personnel for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	7,874	~~W~~	930	~~W~~	8,654	~~W~~	17,458
Registered directors (non-executive)		1,092		—		—		1,092
Non-registered directors		18,087		707		15,816		34,610

	~~W~~	27,053	~~W~~	1,637	~~W~~	24,470	~~W~~	53,160

(In millions of Korean won)	2022
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	8,725	~~W~~	863	~~W~~	7,487	~~W~~	17,075
Registered directors (non-executive)		1,058		—		—		1,058
Non-registered directors		16,756		484		12,432		29,672

	~~W~~	26,539	~~W~~	1,347	~~W~~	19,919	~~W~~	47,805

43.8 Details of collateral provided by related parties as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Assets held as collateral	December 31, 2023		December 31, 2022
Key management personnel	Time deposits and others	~~W~~	638	~~W~~	457
	Real estate		6,326		7,483

As of December 31, 2023, Incheon Bridge Co., Ltd. a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group consisting of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders consisting of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to the project financing group consisting of the Group and 5 other institutions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

44. Events after the reporting period

The Group plans to acquire ~~W~~ 320,000 million of its own shares and retire the treasury shares by August 7, 2024 pursuant to board resolutions dated February 7, 2024.

45. Approval of Issuance of the Consolidated Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2023, was initially approved on February 7, 2024 and re-approved due to revision on March 5, 2024 by the Board of Directors.

Independent Auditor’s Report on

Internal Control over Financial Reporting for Consolidation Purposes

(English Translation of a Report Originally Issued in Korean)

To Shareholders and the Board of Directors of

KB Financial Group Inc.

Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We have audited Internal Control over Financial Reporting (ICFR) of KB Financial Group Co., Ltd. and its subsidiaries (collectively referred to as the “Group”) for consolidation purposes as at December 31, 2023, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

In our opinion, the Group maintained, in all material respects, effective ICFR for consolidation purposes as at December 31, 2023, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We also have audited, in accordance with Korean Standards on Auditing, the consolidated financial statements of the Group, which comprise the consolidated statement of financial position as at December 31, 2023, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flow for the year then ended, and notes to the consolidated financial statements including material accounting policy information, and our report dated March 6, 2024 expressed an unqualified opinion.

Basis for Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibility under these standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting for consolidation purposes section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of ICFR for consolidation purposes and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for Internal Control over Financial Reporting for Consolidation Purposes

Management is responsible for designing, implementing and maintaining effective ICFR for consolidation purposes, and for its assessment about the effectiveness of ICFR for consolidation purposes, included in the accompanying ‘Operating Status Report of Internal Control over Financial Reporting for Consolidation Purposes’.

Those charged with governance have the responsibilities for overseeing ICFR for consolidation purposes.

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting for Consolidation Purposes

Our responsibility is to express an opinion on ICFR for consolidation purposes of the Group based on our audit. We conducted the audit in accordance with Korean Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective ICFR for consolidation purposes was maintained in all material respects.

An audit of ICFR for consolidation purposes involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of ICFR for consolidation purposes and testing and evaluating the design and operating effectiveness of ICFR for consolidation purposes based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting for Consolidation Purposes

An entity’s ICFR for consolidation purposes is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. An entity’s ICFR for consolidation purposes includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, ICFR for consolidation purposes may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Yeob Yu, Certified Public Accountant.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 6, 2024

This report is effective as at March 6, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Group’s ICFR for consolidation purposes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Operating Status Report of

the Internal Control over Financial Reporting for Consolidation Purposes

To the Shareholder, Board of Directors and Audit Committee of KB Financial Group Inc..

We, as the Chief Executive Officer and the Internal Accounting Manager of of KB Financial Group Inc.(“the Company”), assessed operating status of the Company’s Internal Control over Financial Reporting for Consolidation Purposes(“ICFR”) for the year ending December 31, 2023.

Design and operation of ICFR is the responsibility of the Company’s management, including the Chief Executive Officer and the Internal Accounting Manager(collectively, “We”, “Our” or “Us”).

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in consolidated financial statements to ensure preparation and disclosure of reliable consolidated financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea(the “ICFR Committee”) as the criteria for design and operation of the Company’s ICFR. And we conducted an evaluation of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment, we concluded that the Company’s ICFR is designed and operated effectively as of December 31, 2023, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

March 5, 2024

Jong Hee Yang, Chief Executive Officer

Jae Kwan Kim, Internal Accounting Manager

Exhibit 99.2

KB Financial Group Inc.

Separate Financial Statements

December 31, 2023 and 2022

(With Independent Auditor’s Report Thereon)

KB Financial Group Inc.

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To Shareholders and the Board of Directors of

KB Financial Group Inc.

Opinion

We have audited the accompanying separate financial statements of KB Financial Group Inc. (the Company), which comprise the separate statement of financial position as at December 31, 2023, and the separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended, and notes to the separate financial statements, including material accounting policy information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as at December 31, 2023, and its separate financial performance and its separate cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

We also have audited, in accordance with Korean Standards on Auditing, the Company’s Internal Control over Financial Reporting as of December 31, 2023, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting, and our report dated March 6, 2024 expressed an unqualified opinion.

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

There is no key audit matter identified to be described in this audit report.

Other Matters

The separate financial statements of the Company for the year ended December 31, 2022, were audited by another auditor who expressed an unqualified opinion on those statements on March 7, 2023.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

1

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

2

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Yeob Yu, Certified Public Accountant.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea
March 6, 2024

This report is effective as of March 6, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

3

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2023 and 2022

(In millions of Korean won)	Notes	December 31, 2023		December 31, 2022
Assets
Cash and due from financial institutions	4,5,6,29	~~W~~	256,337	~~W~~	351,056
Financial assets at fair value through profit or loss	4,5,7		1,376,423		1,522,314
Loans measured at amortized cost	4,5,8		608,286		522,326
Investments in subsidiaries	9		26,717,817		26,741,438
Property and equipment	10		3,080		3,552
Intangible assets	11		15,954		16,752
Net defined benefit assets	17		3,694		4,288
Deferred income tax assets	13		4,492		19,904
Other assets	4,5,14		542,815		1,272,197

Total assets		~~W~~	29,528,898	~~W~~	30,453,827

Liabilities
Borrowings	4,5,15		100,000		—
Debentures	4,5,16		3,871,820		4,956,949
Current income tax liabilities			104,299		926,573
Other liabilities	4,5,18		410,704		338,489

Total liabilities			4,486,823		6,222,011

Equity	19
Share capital			2,090,558		2,090,558
Hybrid securities			5,032,518		4,433,981
Capital surplus			14,754,747		14,754,747
Accumulated other comprehensive loss			(6,809)		(5,847)
Retained earnings			4,336,898		3,794,565
Treasury shares			(1,165,837)		(836,188)

Total equity			25,042,075		24,231,816

Total liabilities and equity		~~W~~	29,528,898	~~W~~	30,453,827

The above separate statements of financial position should be read in conjunction with the accompanying notes.

4

KB Financial Group Inc.

Separate Statements of Comprehensive Income

Years Ended December 31, 2023 and 2022

(In millions of Korean won, except per share amounts)	Notes	2023		2022
Interest income		~~W~~	35,127	~~W~~	19,402
Interest income from financial instruments at amortized cost			31,932		16,525
Interest income from financial instruments at fair value through profit or loss			3,195		2,877
Interest expense			(99,980)		(112,353)

Net interest expense	21		(64,853)		(92,951)

Fee and commission income			2,585		3,399
Fee and commission expense			(12,972)		(12,085)

Net fee and commission expense	22		(10,387)		(8,686)

Net gains (losses) on financial instruments at fair value through profit or loss	23		108,399		(11,794)

Net other operating income	24		2,192,385		1,871,224

General and administrative expenses	25		(92,603)		(89,149)

Operating income before provision for credit losses			2,132,941		1,668,644
Provision for credit losses			(546)		(303)

Net operating income			2,132,395		1,668,341
Net non-operating income	26		4,606		908

Profit before tax			2,137,001		1,669,249
Income tax benefit (expense)	27		(15,757)		15,263

Profit for the year			2,121,244		1,684,512

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(962)		2,483

Other comprehensive income(loss) for the year, net of tax			(962)		2,483

Total comprehensive income for the year		~~W~~	2,120,282	~~W~~	1,686,995

Earnings per share	28
Basic earnings per share		~~W~~	5,042	~~W~~	3,999
Diluted earnings per share			4,929		3,912

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

5

KB Financial Group Inc.

Separate Statements of Changes in Equity

Years Ended December 31, 2023 and 2022

(In millions of Korean won)	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Total equity

Balance as of January 1, 2022	~~W~~	2,090,558	~~W~~	2,837,981	~~W~~	14,754,747	~~W~~	(8,330)	~~W~~	3,974,206	~~W~~	(1,136,188)	~~W~~	22,512,974

Comprehensive income for the year
Profit for the year		—		—		—		—		1,684,512		—		1,684,512
Remeasurements of net defined benefit liabilities		—		—		—		2,483		—		—		2,483

Total comprehensive income for the year		—		—		—		2,483		1,684,512		—		1,686,995

Transactions with shareholders
Annual dividends		—		—		—		—		(853,299)		—		(853,299)
Quarterly dividends		—		—		—		—		(584,452)		—		(584,452)
Retirement of treasury shares		—		—		—		—		(300,000)		300,000		—
Issuance of hybrid securities		—		1,596,000		—		—		—		—		1,596,000
Dividends on hybrid securities		—		—		—		—		(126,402)		—		(126,402)

Total transactions with shareholders		—		1,596,000		—		—		(1,864,153)		300,000		31,847

Balance as of December 31, 2022	~~W~~	2,090,558	~~W~~	4,433,981	~~W~~	14,754,747	~~W~~	(5,847)	~~W~~	3,794,565	~~W~~	(836,188)	~~W~~	24,231,816

Balance as of January 1, 2023	~~W~~	2,090,558	~~W~~	4,433,981	~~W~~	14,754,747	~~W~~	(5,847)	~~W~~	3,794,565	~~W~~	(836,188)	~~W~~	24,231,816

Comprehensive income for the year
Profit for the year		—		—		—		—		2,121,244		—		2,121,244
Remeasurements of net defined benefit liabilities		—		—		—		(962)		—		—		(962)

Total comprehensive income for the year		—		—		—		(962)		2,121,244		—		2,120,282

Transactions with shareholders
Annual dividends		—		—		—		—		(564,970)		—		(564,970)
Quarterly dividends		—		—		—		—		(586,931)		—		(586,931)
Acquisition of treasury shares		—		—		—		—		—		(571,745)		(571,745)
Retirement of treasury shares		—		—		—		—		(242,096)		242,096		—
Issuance of hybrid securities		—		598,537		—		—		—		—		598,537
Dividends on hybrid securities		—		—		—		—		(184,914)		—		(184,914)

Total transactions with shareholders		—		598,537		—		—		(1,578,911)		(329,649)		(1,310,023)

Balance as of December 31, 2023	~~W~~	2,090,558	~~W~~	5,032,518	~~W~~	14,754,747	~~W~~	(6,809)	~~W~~	4,336,898	~~W~~	(1,165,837)	~~W~~	25,042,075

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

6

KB Financial Group Inc.

Separate Statements of Cash Flows

Years Ended December 31, 2023 and 2022

(In millions of Korean won)
	Notes	2023		2022
Cash flows from operating activities
Profit for the year		~~W~~	2,121,244	~~W~~	1,684,512

Adjustment for non-cash items
Depreciation and amortization expense			5,630		6,245
Provision for credit losses			546		303
Share-based payments			8,551		5,801
Net interest expense			4,187		3,289
Valuation losses (gains) on financial assets at fair value through profit or loss			(52,472)		50,002
Disposal gains of subsidiaries			(3,917)		—
Net other income (expense)			1,857		2,140

			(35,618)		67,780

Changes in operating assets and liabilities
Due from financial institutions			(20,000)		(30,000)
Deferred income tax assets			15,757		(15,263)
Other assets			(13,379)		7,011
Other liabilities			(13,025)		(21,721)

			(30,647)		(59,973)

Net cash inflow from operating activities			2,054,979		1,692,319

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			(100,000)		(1,330,000)
Disposal of financial assets at fair value through profit of loss			300,000		200,000
Disposal of subsidiaries			27,539		—
Increase in loans measured at amortized cost			(100,000)		(273,500)
Decrease in loans measured at amortized cost			13,500		—
Acquisition of property and equipment			(455)		(1,690)
Acquisition of intangible assets			(3,229)		(1,178)
Disposal of intangible assets			1,277		20
Net increase in guarantee deposits paid			(7,747)		(2,325)
Other investing activities			(52)		(827)

Net cash inflow (outflow) from investing activities			130,833		(1,409,500)

Cash flows from financing activities
Increase in borrowings			100,000		—
Increase in debentures			—		498,898
Decrease in debentures			(1,090,000)		(1,100,000)
Dividends paid to shareholders			(1,151,901)		(1,437,751)
Redemption of principal of lease liabilities			(617)		(584)
Acquisition of treasury shares			(571,745)		—
Issuance of hybrid securities			598,537		1,596,000
Dividends paid on hybrid securities			(184,914)		(126,402)
Other financing activities			109		—

Net cash outflow from financing activities			(2,300,531)		(569,839)

Net increase (decrease) in cash and cash equivalents			(114,719)		(287,020)
Cash and cash equivalents at the beginning of the year	28		231,053		518,073

Cash and cash equivalents at the end of the year	28	~~W~~	116,334	~~W~~	231,053

The above separate statements of cash flows should be read in conjunction with the accompanying notes.

7

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd., and the Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. The Company’s share capital as of December 31, 2023, is ~~W~~2,090,558 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Company included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Company included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd. which was classified as a subsidiary and the name was changed to KB Life Insurance Co., Ltd. in December 2022. Then in January 2023, it merged with another existing KB Life Insurance Co., Ltd. The Company sold 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on June 30, 2023.

The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been translated into English from the Korean language separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Company’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

The separate financial statements have been prepared in accordance with Korean IFRS No.1027 Separate Financial Statements.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

2.1.1 The Company has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023.

•	Issuance of Korean IFRS No.1117 Insurance Contracts

Korean IFRS No.1117 Insurance Contracts replaced Korean IFRS No.1104 Insurance Contracts. This standard requires an entity to estimate future cash flows of an insurance contract and measure insurance liabilities using discount rates applied with assumptions and risks at the measurement date and recognize insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder by each annual reporting period. In addition, investment components (refunds due to termination and maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue. These amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Accounting Policy Disclosure

The amendments require an entity to define and disclose their material accounting policy information. IFRS Practice Statement 2 Making Materiality Judgements was amended to explain and demonstrate how to apply the concept of materiality. These amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors - Definition of Accounting Estimates

The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. These amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. These amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Disclosure of gains or losses on valuation of financial liabilities subject to exercise price adjustment conditions

The amendments require disclosures about gains or losses on valuation occurred for the reporting period (but are limited to those included in profit or loss) for the conversion options or warrants (or financial liabilities with warrants), if all or part of the financial instrument whose exercise price is adjusted due to the issuers’ stock price fluctuations, are classified as financial liabilities according to paragraph 11 of Korean IFRS No.1032 Financial Instruments: Presentation. These amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1012 Income Taxes – International Tax Reform: Pillar 2 Model Rules

The amendment reflects the enactment of laws reflecting the Pillar 2 Model Rules for International Tax Reform aimed at reforming international taxation for multinational enterprises. It temporarily relaxes the accounting treatment of deferred tax resulting from this law and requires disclosure of related current year income tax effects. The Company has applied a temporary exemption provision regarding the recognition and disclosure of deferred taxes related to the Pillar 2 rules. As this law is scheduled to be enacted on January 1, 2024, it will not have an impact on consolidated financial statements. Meanwhile, the Company is reviewing the impact of the global minimum tax.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

2.1.2 The following are the accounting standards that have been established or announced but have not yet been implemented, which the Company has not applied.

•	Amendment of Korean IFRS No.1001 “Presentation of Financial Statements” - Classification of Liabilities into Current and Non-Current

Liabilities are classified as current or non-current based on their substantive rights existing at the end of the reporting period, without considering the possibility of exercising the right to delay the payment or the management’s expectations. Also, if the transfer of equity instruments is included in the payment of liabilities, it is excluded if the option to pay with equity instruments is recognized separately from the liability in a compound financial instrument and meets the definition of equity instruments. This amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2024. The Company expects that this amendment will not have a significant impact on the financial statements.

•	Amendment of Korean IFRS No.1007 “Statement of Cash Flows” and No.1107 “Financial Instruments: Disclosures” – Disclosure of Supplier Finance Arrangements

The amendments require disclosure of the effects of supplier finance arrangements on the Company’s liabilities, cash flows and exposure to liquidity risk. This amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2024. the Company expects that this amendment will not have a significant impact on the financial statements

•	Amendment of Korean IFRS No.1116 “Leases” - Lease Liability in a Sale and Leaseback

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. This amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2024. The Company expects that this amendment will not have a significant impact on the financial statements.

•	Amendment of Korean IFRS No.1001 “Presentation of Financial Statements” – Disclosure of Virtual Asset

The amendments require additional disclosure for virtual assets held by the Company, virtual assets entrusted by customers to the Company, and the issuance and transfer of virtual assets. This amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2024. The Company expects that this amendment will not have a significant impact on the financial statements.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

2.4 Critical Accounting Estimates

The Company applies accounting policies and uses judgements, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the separate financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks that may result in material adjustments to the separate financial statements are as follows:

2.4.1 Income taxes

As the income taxes on the Company’s taxable income is calculated by applying the tax laws of various countries and the decisions of tax authorities, there is uncertainty in calculating the final tax effect.

If a certain portion of the taxable income is not used for investments, wages, etc. in accordance with the Korean regulation called ‘Special Taxation for Facilitation of Investment and Mutually-beneficial Cooperation’, the Company is liable to pay additional income tax calculated based on the tax laws. Therefore, the effect of recirculation of corporate income should be reflected in current and deferred income tax. As the Company’s income tax is dependent on the actual investments, wages, etc. per each year, there are uncertainties in measuring the final tax effects during the period when the tax law is applied.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors, assumptions in fair value determination, and other risks.

As described in the significant accounting policies in Note 3.1 Recognition and Measurement of Financial Instruments, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Net defined benefit liability

The present value of the net defined benefit liability is affected by changes in the various factors determined by the actuarial method.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3. Material Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3.1 Recognition and Measurement of Financial Instruments

3.1.1 Initial recognition

The Company recognizes a financial asset or a financial liability in its statement of financial position when the Company becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized and derecognized using trade date accounting.

For financial reporting purpose, the Company classifies (a) financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost and (b) financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. These classifications are based on the business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument at initial recognition.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.1.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

3.1.2.1 Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

3.1.2.2 Fair value

The Company uses quoted price in an active market which is based on listed market price or dealer price quotations of financial instruments traded in an active market as best estimate of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If there is no active market for a financial instrument, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable and willing parties, if available, referencing the current fair value of another instrument that is substantially the same, discounted cash flow analysis, and option pricing models.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.1.2.2 Fair value (cont’d)

The Company uses valuation models that are commonly used by market participants and customized for the Company to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps, and currency swaps which are based on the inputs observable in markets. However, for some complex financial instruments that require fair value measurement by valuation techniques based on certain assumptions because some or all inputs used in the model are not observable in the market, the Company uses internal valuation models developed from general valuation models or valuation results from independent external valuation institutions.

In addition, the fair value information recognized in the statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level 1 :	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date

Level 2 :	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 :	Unobservable inputs for the asset or liability

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment using unobservable inputs, that measurement is a Level 3 measurement.

If the valuation technique does not reflect all factors which market participants would consider in pricing the asset or liability, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, liquidity risk, and others.

The Company uses valuation technique which maximizes the use of market inputs and minimizes the use of entity-specific inputs. It incorporates all factors that market participants would consider in pricing the asset or liability and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Company calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.1.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The derecognition criteria for financial assets and financial liabilities are as follows:

3.1.3.1 Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial assets expire or the Company transfers substantially all the risks and rewards of ownership of the financial asset, or the Company neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and the Company has not retained control. Therefore, if the Company does not transfer substantially all the risks and rewards of ownership of the financial asset, the Company continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Company transfers the contractual rights to receive the cash flows of the financial asset but retains substantially all the risks and rewards of ownership of the financial asset, the Company continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Company writes off a financial asset when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. In general, the Company considers write-off when it is determined that the debtor does not have sufficient funds or income to cover the principal and interest. The write-off decision is made in accordance with internal regulations. After the write-off, the Company can collect the written-off loans continuously according to the internal policy. Recovered amounts from financial assets previously written-off are recognized in profit or loss.

3.1.3.2 Derecognition of financial liabilities

A financial liability is derecognized from the statement of financial position when it is extinguished (i.e., the obligation specified in the contract is discharged, canceled or expires).

3.1.4 Offsetting

A financial asset and a financial liability are offset, and the net amount is presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on a future event and must be legally enforceable in the normal course of business, the event of default, and the event of insolvency or bankruptcy of the Company and all of the counterparties.

3.2 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.3 Non-derivative Financial Assets

3.3.1 Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss unless they are classified as financial assets at amortized cost or at fair value through other comprehensive income.

The Company may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial assets at fair value through profit or loss are also recognized in profit or loss.

3.3.2 Financial assets at fair value through other comprehensive income

The Company classifies below financial assets as financial assets at fair value through other comprehensive income:

•

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding and;

•	Equity instruments that are not held for short-term trading but held for strategic investment, and designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income calculated using the effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized in other comprehensive income in equity.

When the financial assets at fair value through other comprehensive income is disposed of, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. However, cumulative gain or loss of equity instruments designated at fair value through other comprehensive income is reclassified to retained earnings not to profit or loss at disposal.

A financial asset at fair value through other comprehensive income denominated in foreign currency is translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized in equity.

3.3.3 Financial assets at amortized cost

A financial asset, which is held within the business model whose objective is achieved by collecting contractual cash flows, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding, is classified as a financial asset at amortized cost. After initial recognition, a financial asset at amortized cost is measured at amortized cost using the effective interest method and interest income is calculated using the effective interest method.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.4 Expected Credit Losses of Financial Assets (Debt Instruments)

The Company recognizes loss allowances for expected credit losses at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income except for financial assets at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Company measures expected credit losses by reflecting all reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions, and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets and unused loan commitments not subject to the below 2 approaches

•	Simplified approach: for trade receivables, contract assets, and lease receivables

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Company measures loss allowances for that financial instrument at an amount equal to 12-month expected credit losses, whereas if the credit risk on a financial instrument has increased significantly since initial recognition, the Company measures loss allowances for a financial instrument at an amount equal to the lifetime expected credit losses. Lifetime is the period until the contractual maturity date of financial instruments and means the expected life.

The Company assesses whether the credit risk has increased significantly using the following criteria, and if one or more of the following criteria are met, it is deemed as significant increase in credit risk. If the contractual cash flows of a financial asset have been renegotiated or modified, the Company assesses whether the credit risk has increased significantly using the same following criteria.

•	More than 30 days past due

•	Decline in credit rating at the end of the reporting period by certain notches or more compared to the time of initial recognition

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information of Korea Federation of Banks, etc.

Under simplified approach, the Company always measures loss allowances at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Company only recognizes the cumulative changes in lifetime expected credit losses since initial recognition as loss allowances at the end of the reporting period.

The Company generally considers the loan to be credit-impaired if one or more of the following criteria are met:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of Banks

•	A corporate borrower with the credit rating C and D

•	Debt restructuring, etc.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.4.1 Forward-looking information

The Company uses forward-looking information, when determining whether credit risk has increased significantly and measuring expected credit losses.

The Company assumes that the risk components have a constant correlation with the economic cycle and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses.

The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Benchmark interest rate	(+)
Three-year yields of Korea treasury bond	(+)
AA- rated corporate bond (3-year)	(+)
BBB- rated corporate bond (3-year)	(+)
Composite stock index	(-)
Rate of increase in housing transaction price index (Metropolitan Area)	(-)
WTI crude oil price	(+)
Growth rate of construction investment	(-)
Current account balance	(-)

Forward-looking information used in calculation of expected credit losses is based on the macroeconomic forecasts utilized by management of the Company for its business plan considering reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research with a comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Company determines the macroeconomic variables to be used in forecasting future conditions of the economy, considering the direction of the forecast scenario and the significant relationship between macroeconomic variables and time series data. And there are some changes compared to the macroeconomic variables used in the previous year.

3.4.2 Measuring expected credit losses on financial assets at amortized cost

The expected credit losses of financial assets at amortized cost are measured as present value of the difference between the contractual cash flows to be received and the cash flows expected to be received. The Company estimates expected future cash flows for financial assets that are individually significant. The Company selects the individually significant financial assets by comprehensively considering quantitative and qualitative factors (such as debt restructuring or negative net assets, etc.) among financial assets with the credit risk has increased significantly or credit-impaired (individual assessment of impairment).

For financial assets that are not individually significant, the Company collectively estimates expected credit losses by grouping loans with a homogeneous credit risk profile (collective assessment of impairment).

3.4.2.1 Individual assessment of impairment

Individual assessment of impairment losses is performed using management’s best estimate on the present value of expected future cash flows. The Company uses all the available information including financial condition of the borrower such as operating cash flow and net realizable value of any collateral held.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.4.2.2 Collective assessment of impairment

Collective assessment of impairment losses is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such a process incorporates factors such as type of collateral, type of product, type of borrower, credit rating, size of portfolio, and recovery period and applies Probability of Default (“PD”) on a group of assets and Loss Given Default (“LGD”) by type of recovery method. Also, the Company applies certain assumptions to model expected credit losses assessment and to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce the gap between loss estimate and actual loss experience.

The lifetime expected credit losses are measured by applying the PD to the carrying amount calculated by deducting the expected principal repayment amount from the carrying amount as of the reporting date and the LGD adjusted to reflect changes in the carrying amount.

3.4.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

The Company measures expected credit losses on financial assets at fair value through other comprehensive income in a manner that is consistent with the requirements that are applicable to financial assets at amortized cost. However, loss allowances are recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of loss allowances is reclassified from other comprehensive income to profit or loss.

3.5 Revenue Recognition

The Company recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.5.1 Interest income and expense

Interest income and expense on debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments, and other debt securities), loans, financial instruments at amortized cost, and debt securities at fair value through other comprehensive income are recognized in the statement of comprehensive income using the effective interest method in accordance with Korean IFRS No.1109 Financial Instruments. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. When calculating the effective interest rate, the Company estimates expected cash flows by considering all contractual terms of the financial instrument but does not consider expected credit losses. The calculation includes all fees and points paid (main components of effective interest rate only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to reliably estimate the cash flows and the expected life of a financial instrument, the Company uses the contractual cash flows over the full contractual term of the financial instrument.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.5.1 Interest income and expense (cont’d)

Interest income on impaired financial assets is recognized using the interest rate used to discount the expected cash flows for the purpose of measuring the impairment loss.

Interest income on debt securities at fair value through profit or loss is also classified as interest income in the statement of comprehensive income.

3.5.2 Fee and commission income

The Company recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standards of the financial instrument related to the fees earned.

3.5.2.1 Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents, and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

3.5.2.2 Fees related to performance obligations satisfied over time

If the control of a good or service is transferred over time, the Company recognizes revenue related to performance obligations over the period of performance obligations. Fees charged in return for the services for a certain period of time, such as asset management fees, consignment business fees, etc. are recognized over the period of performance obligations.

3.5.2.3 Fees related to performance obligations satisfied at a point in time

Fees earned at a point in time are recognized as revenue when a customer obtains controls of a promised good or service and the Company satisfies a performance obligation.

3.5.3 Net gains/losses on financial instruments at fair value through profit or loss

Net gains or losses on financial instruments at fair value through profit or loss (including changes in fair value, dividends, and gains or losses from foreign currency translation) include gains or losses on financial instruments as follows:

•	Gains or losses relating to financial instruments at fair value through profit or loss (excluding interest income using the effective interest rate method)

•	Gains or losses relating to derivative financial instruments for trading (including derivative financial instruments for hedging purpose but do not qualify for hedge accounting)

3.5.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as net gains or losses on financial instruments at fair value through profit or loss or other operating income depending on the classification of equity securities.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.6 Investments in Subsidiaries and Associates

Investments in subsidiaries and associates are accounted at cost method in accordance with Korean IFRS No.1027. The Company determines at each reporting period whether there is any objective evidence that the investments in the subsidiaries and associates are impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the subsidiaries or associates and its carrying value.

3.7 Property and Equipment

3.7.1 Recognition and measurement

Property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of property and equipment has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.7.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful life of property and equipment are as follows:

Property and equipment	Depreciation method	Estimated useful life
Leasehold improvements Equipment and vehicles	Declining-balance Declining-balance	4 years 4 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.8 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for membership rights, are amortized using the straight-line method with no residual value over their estimated useful life since the assets are available for use.

Intangible assets	Amortization method	Estimated useful life
Software	Straight-line	4 years
Others	Straight-line	4 ~ 19 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Where an intangible asset is not being amortized because its useful life is indefinite, the Company carries out a review in each accounting period to confirm whether events and circumstances still support an indefinite useful life assessment. If they do not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate.

3.9 Impairment of Non-financial Assets

The Company assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (a) deferred income tax assets, (b) assets arising from employee benefits and (c) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss.

3.10 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Inevitable risks and uncertainties surrounding related events and circumstances are considered in measuring the best estimate of the provisions, and where the effect of the time value of money is material, the amount of provisions is the present value of the expenditures expected to be required to settle the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.11 Equity Instrument Issued by the Company

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.11.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.11.2 Hybrid securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Company classifies hybrid securities as an equity if the Company has the unconditional right to avoid any contractual obligation to deliver cash or another financial asset in relation to the financial instruments.

3.12 Employee Compensation and Benefits

3.12.1 Post-employment benefits

3.12.1.1 Defined contribution plans

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as post-employment benefits for the period.

3.12.1.2 Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses resulted from changes in actuarial assumptions and experience adjustments are recognized in other comprehensive income.

When the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from the introduction or changes to a defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.12.2 Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as an expense for the period.

The expected cost of profit-sharing and bonus payments is recognized as liabilities when the Company has a present legal or constructive obligation to make payments as a result of past events, such as service rendered by employees, and a reliable estimate of the obligation can be made.

3.12.3 Share-based payment

The Company provides stock grants program to executives and employees of the Company and its subsidiaries. When stock grants are exercised, the Company can either select to distribute newly issued shares or treasury shares or compensate in cash based on the share price.

For a share-based payment transaction in which the terms of the arrangement provide the Company with the choice of whether to settle in cash or by issuing equity instruments, the Company accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions because the Company determines that it has a present obligation to settle in cash based on a past practice and a stated policy of settling in cash.

Therefore, the Company measures the liability incurred as consideration for the service received at fair value and recognizes related expense and accrued expense over the vesting periods. Until the liability is settled, the Company remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

3.12.4 Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Company recognizes a liability and expense for termination benefits at the earlier of the following dates; when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring that is within the scope of Korean IFRS No.1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, then the termination benefits are discounted to present value.

23

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.13 Income Tax Expense

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.13.1 Current income tax

Current income tax is the amount of income tax payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities for the current and prior periods are measured using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

The Company offsets current income tax assets and current income tax liabilities if, and only if, the Company (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.13.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax-based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Company reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred income tax assets and deferred income tax liabilities if, and only if the Company has a legally enforceable right to set off current income tax assets against current income tax liabilities and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.13.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Company which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, such as a claim for rectification, a claim for a refund related to additional tax or a tax investigation by the tax authorities. The Company recognizes its uncertain tax positions in the financial statements in accordance with Korean IFRS No.1012 and Interpretation of Korean IFRS No.2123. The income tax asset is recognized if a tax refund is probable for taxes levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, penalty tax and additional refund on tax are regarded as penalty or interest and are accounted for in accordance with Korean IFRS No.1037.

3.14 Earnings per Share

The Company calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss for the period and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by adjusting the profit or loss attributable to ordinary equity holders of the Parent Company and weighted average number of shares outstanding, taking into account all potential dilution effects, such as exchangeable bonds and share-based payments given to employees.

3.15 Lease

The Company as a lessor recognizes lease payments from operating leases as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured at the present value.

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payments that depend on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, which is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.15 Lease (cont’d)

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date, less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, the Company can elect not to apply the requirements of Korean IFRS No.1116 to short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and leases for which the underlying asset is of low value (for example, underlying leased asset under $ 5,000).

The right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

For sale and leaseback transactions, the Company applies the requirements of Korean IFRS No.1115 Revenue from Contracts with Customers, to determine whether the transfer of an asset is accounted for as a sale of that asset.

26

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

This note regarding financial risk management provides information about the risks that the Company is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Company by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, liquidity risk, operational risk, interest rate risk, insurance risk, credit concentration risk, strategy risk, and reputation risk are recognized as significant risks.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Company and subsidiaries (the “Group”).

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Group Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Company’s risk management detailed policies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management purposes, the Company considers default risk of individual borrowers.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.2.2 Credit risk management

The Company measures the expected losses of assets subject to credit risk management and uses them as a management indicator.

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Due from financial institutions	~~W~~	256,337	~~W~~	351,056
Loans measured at amortized cost *		608,286		522,326
Loans measured at fair value through profit or loss		48,981		343,525
Other financial assets *		57,562		44,841

	~~W~~	971,166	~~W~~	1,261,748

*	After netting of allowance

4.2.4 Credit risk of loans

The Company maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Company assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial asset at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Company measures the expected credit losses on loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the financial statements.

Credit qualities of loans measured at amortized cost as of December 31, 2023 and 2022, are classified as follows:

(In millions of Korean won)

December 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	610,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	610,000
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	610,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	610,000

28

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.2.4 Credit risk of loans (cont’d)

December 31, 2022
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	523,500	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	523,500
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	523,500	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	523,500

* Before netting of allowance

Credit qualities of loans graded according to the probability of default as December 31, 2023 and 2022, are as follows:

Range of probability of default (%)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

4.2.5 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of December 31, 2023 and 2022, are as follows:

December 31, 2023
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost
Grade 1	~~W~~	256,337	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	256,337
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	256,337	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	256,337

29

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.2.5 Credit risk of due from financial institutions (cont’d)

December 31, 2022
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost
Grade 1	~~W~~	351,056	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	351,056
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	351,056	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	351,056

4.2.6 Credit risk concentration analysis

4.2.6.1 Classifications of loans by country as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Corporate loans *		%	Allowances		Carrying amount
Korea	~~W~~	658,981	100.00	~~W~~	(1,714)	~~W~~	657,267

(In millions of Korean won)	December 31, 2022
	Corporate loans *		%	Allowances		Carrying amount
Korea	~~W~~	867,025	100.00	~~W~~	(1,174)	~~W~~	865,851

*	Amount includes loans measured at fair value through profit or loss and amortized cost.

4.2.6.2 Classifications of corporate loans by industry as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Corporate loans *		%	Allowances		Carrying amount
Financial institutions	~~W~~	658,981	100.00	~~W~~	(1,714)	~~W~~	657,267

(In millions of Korean won)	December 31, 2022
	Corporate loans *		%	Allowances		Carrying amount
Financial institutions	~~W~~	867,025	100.00	~~W~~	(1,174)	~~W~~	865,851

*	Amount includes loans measured at fair value through profit or loss and amortized cost.

30

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.2.6.3 Classifications of due from financial institutions by industry as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Financial institutions	~~W~~	256,337	100.00	~~W~~	—	~~W~~	256,337

(In millions of Korean won)	December 31, 2022
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Financial institutions	~~W~~	351,056	100.00	~~W~~	—	~~W~~	351,056

4.2.6.4 Classifications of due from financial institutions by country as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Korea	~~W~~	256,337	100.00	~~W~~	—	~~W~~	256,337

(In millions of Korean won)	December 31, 2022
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Korea	~~W~~	351,056	100.00	~~W~~	—	~~W~~	351,056

31

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Company becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities and discloses in six categories such as on demand, less than one month, between one month to three months, between three months to one year, between one year to five years, and over five years.

4.3.2. Liquidity risk management

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Company.

4.3.3. Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

Remaining contractual maturity of financial liabilities as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	On Demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Borrowings	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,000	~~W~~	—	~~W~~	—	~~W~~	100,000
Debentures		—		3,074		388,246		757,507		1,880,375		1,115,241		4,144,443
Lease liabilities		—		50		62		256		245		—		613
Other financial liabilities		—		2,063		—		—		—		—		2,063

	~~W~~	—	~~W~~	5,187	~~W~~	388,308	~~W~~	857,763	~~W~~	1,880,620	~~W~~	1,115,241	~~W~~	4,247,119

	December 31, 2022
(In millions of Korean won)	On Demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Debentures	~~W~~	—	~~W~~	275,723	~~W~~	160,712	~~W~~	756,380	~~W~~	2,863,695	~~W~~	1,330,748	~~W~~	5,387,258
Lease liabilities		—		49		88		381		330		—		848
Other financial liabilities		—		1,620		—		—		—		—		1,620

	~~W~~	—	~~W~~	277,392	~~W~~	160,800	~~W~~	756,761	~~W~~	2,864,025	~~W~~	1,330,748	~~W~~	5,389,726

32

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc. The Company manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Trading position

In accordance with Financial Holding Companies Act, the Company’s main business is to control financial companies or companies closely related to the financial service. And the Company cannot perform any other business other than managing activities as a holding company, therefore there is no risk of trading position.

4.4.3 Non-trading position

Non-trading position refers to the part except trading position, and the main risk the Company is managing is interest rate risk.

4.4.3.1 Interest rate risk

(a) Definition of interest rate risk

Interest rate risk refers to the risk of changes in the value (fair value) of the items in the statement of financial position due to changes in interest rate and the risk of changes in cash flows related to interest income and interest expense arising from investment and financing activities.

(b) Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect the value changes from interest rate fluctuations. The Company applies the Interest Rate Risk in the Banking Book (“IRRBB”) standard methodology required for disclosure to measure interest rate risk.

(c) Changes in Economic Value of Equity (“ΔEVE”) and Changes in Net Interest Income (“ΔNII”)

ΔEVE means changes in equity and earnings due to the changes in value of interest-sensitive assets and liabilities, etc. when interest rate changes, and ΔNII means changes in net interest income. The Company calculates ΔEVE by applying following six interest rate shock and stress scenarios, and ΔNII by applying parallel shock up and parallel shock down scenarios. The interest rate risk for the interest rate shock and stress scenario is calculated only when the risk for each scenario is a loss.

•	Scenario 1 : Parallel shock up

•	Scenario 2 : Parallel shock down

•	Scenario 3 : Steepener shock (short rates down and long rates up)

•	Scenario 4 : Flattener shock (short rates up and long rates down)

•	Scenario 5 : Short rates shock up

•	Scenario 6 : Short rates shock down

33

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.4.3.1 Interest rate risk (cont’d)

ΔEVE is maximum out of six interest rate shock and stress scenarios, and ΔNII is maximum of parallel shock up and parallel shock down scenarios. Results as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
ΔEVE	~~W~~	728,072	~~W~~	819,850
ΔNII		3,820		9,484

4.5 Capital Management

The Company as a financial holding company under the Financial Holding Companies Act, complies with the consolidated capital adequacy standard established by the financial supervisory authority. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements (“BIS”) in June 2011 and was implemented in Korea in December 2013. According to this standard, the Group is required to maintain a minimum capital adequacy ratio to risk-weighted assets (Common Equity Tier 1 Capital ratio of 8.0%, Tier 1 Capital ratio of 9.5%, and Total Capital ratio of 11.5%) as of December 31, 2023.

The Group’s capital is classified into three categories in accordance with the Detailed Regulations on Supervision of Financial Holding Companies as follows:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital is the first to take losses of the Group and is the last to be compensated in liquidation of the Group and not repaid except for liquidation. It includes capital, capital surplus, retained earnings, non-controlling interests of the consolidated subsidiaries, accumulated other comprehensive income, and other capital surplus, etc.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes capital, capital surplus, etc. related to the issuance of capital securities of a permanent nature that meets the conditional capital securities requirements.

•

Tier 2 Capital: Tier 2 Capital means capital that can compensate for losses of the Group upon liquidation, including (a) the amount of subordinated bonds with maturity of not less than 5 years that meet the conditional capital securities requirements, and (b) the allowances for credit losses accumulated on the loans which are classified as normal or precautionary in accordance with Regulations on Supervision of Financial Holding Companies, and others.

The risk-weighted assets are the magnitude of the amount of risk inherent in the total asset held by the Group. The Group calculates risk-weighted assets by each risk (credit risk, market risk, and operational risk) based on the Detailed Regulations on Supervision of Financial Holding Companies and uses them to calculate capital adequacy ratio.

The Group evaluates and manages capital adequacy through separate internal policies. The evaluation of capital adequacy compares the size of available capital (the amount of capital actually available) to the size of internal capital (the amount of capital required to cover all the significant risks faced by the Group under its target credit rating), which monitors financial soundness and provides a risk-adjusted performance measurement basis.

Internal capital refers to the capital required to prevent the Group’s insolvency from future unexpected losses. The Group operates a system to measure, allocate and manage internal capital to major subsidiaries by risk type.

34

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.5 Capital Management (cont’d)

The Risk Management Committee of the Company determines the risk appetite of the Group, allocates internal capital by risk type and major subsidiaries, and major subsidiaries operate capital efficiently within the range of the allocated internal capital. The Risk Management Department of the Group monitors internal capital limit management and reports it to management and the Risk Management Committee. If the limit of internal capital is expected to be exceeded due to new businesses or business expansion, the Group’s capital adequacy management is carried out through review and approval by the Risk Management Committee in advance.

Details of the Company’s capital adequacy ratio in accordance with Basel III requirements as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Total Capital:	~~W~~	53,743,658	~~W~~	48,969,952
Tier 1 Capital		49,390,274		45,032,020
Common Equity Tier 1 Capital		43,663,753		40,103,660
Additional Tier 1 Capital		5,726,521		4,928,360
Tier 2 Capital		4,353,384		3,937,932
Risk-Weighted Assets:		321,318,905		302,983,943
Total Capital ratio (%):		16.73		16.16
Tier 1 Capital ratio (%)		15.37		14.86
Common Equity Tier 1 Capital ratio (%)		13.59		13.24

35

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

5. Financial Assets and Financial Liabilities

5.1 Classification and Fair Value of Financial Instruments

5.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2023 and 2022, are as follows:

	December 31, 2023

(In millions of Korean won)	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	1,011,362	~~W~~	1,011,362
Beneficiary certificates		316,080		316,080
Loans		48,981		48,981
Financial assets at amortized cost
Due from financial institutions		256,337		256,337
Loans		608,286		608,286
Other financial assets		57,562		57,562

	~~W~~	2,298,608	~~W~~	2,298,608

Financial liabilities
Financial liabilities at amortized cost
Borrowings	~~W~~	100,000	~~W~~	100,000
Debentures		3,871,820		3,715,939
Other financial liabilities		10,381		10,381

	~~W~~	3,982,201	~~W~~	3,826,320

	December 31, 2022

(In millions of Korean won)	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	874,171	~~W~~	874,171
Beneficiary certificates		304,618		304,618
Loans		343,525		343,525
Financial assets at amortized cost
Due from financial institutions		351,056		351,056
Loans		522,326		522,326
Other financial assets		44,841		44,841

	~~W~~	2,440,537	~~W~~	2,440,537

Financial liabilities
Financial liabilities at amortized cost
Debentures	~~W~~	4,956,949	~~W~~	4,576,973
Other financial liabilities		13,331		13,331

	~~W~~	4,970,280	~~W~~	4,590,304

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Company discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

36

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

5.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2023 and 2022, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of financial instruments that are quoted in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Derivatives	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method (“FDM”), and the MonteCarlo Simulation or valuation results from independent external professional valuation institution.

Loans	Fair value of loans is determined using DCF model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	DCF model is used to determine the fair value of borrowings, but in the case of short-term maturity, carrying amount is a reasonable approximation of fair value.

Debentures	Fair value is determined by using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

37

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

5.1.2 Fair value hierarchy

The Company believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the statements of financial position is appropriate. However, the fair value of the financial instruments recognized in the statements of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1 :	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 :	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 :	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

5.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position

Fair value hierarchy of financial assets at fair value in the statements of financial position as of December 31, 2023 and 2022, are as follows:

	December 31, 2023

	Fair value hierarchy						Total
(In millions of Korean won)	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	1,011,362	~~W~~	1,011,362
Beneficiary certificates		—		316,080		—		316,080
Loans		—		48,981		—		48,981

	~~W~~	—	~~W~~	365,061	~~W~~	1,011,362	~~W~~	1,376,423

	December 31, 2022

	Fair value hierarchy						Total
(In millions of Korean won)	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	874,171	~~W~~	874,171
Beneficiary certificates		—		304,618		—		304,618
Loans		—		343,525		—		343,525

	~~W~~	—	~~W~~	648,143	~~W~~	874,171	~~W~~	1,522,314

38

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

5.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the statements of financial position as of December 31, 2023 and 2022, are as follows:

	December 31, 2023

(In millions of Korean won)	Fair value		Valuation techniques	Inputs

Financial assets
Financial assets at fair value through profit or loss:
Beneficiary certificates	~~W~~	316,080	DCF model	Interest rate, Discount rate, etc.
Loans		48,981	DCF model	Interest rate, Discount rate, etc.

	~~W~~	365,061

	December 31, 2022

(In millions of Korean won)	Fair value		Valuation techniques	Inputs
1
Financial assets
Financial assets at fair value through profit or loss:
Beneficiary certificates	~~W~~	304,618	DCF model	Interest rate, Discount rate, etc.
Loans		343,525	DCF model	Interest rate, Discount rate, etc.

	~~W~~	648,143

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed.

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2023 and 2022, are as follows:

	December 31, 2023

	Fair value hierarchy						Total
(In millions of Korean won)	Level 1		Level 2		Level 3

Financial assets
Cash and due from financial institutions [1]	~~W~~	—	~~W~~	256,337	~~W~~	—	~~W~~	256,337
Loans measured at amortized cost [2]		—		—		608,286		608,286
Other financial assets [3]		—		—		57,562		57,562

	~~W~~	—	~~W~~	256,337	~~W~~	665,848	~~W~~	922,185

Financial liabilities
Borrowings	~~W~~	—	~~W~~	100,000	~~W~~	—	~~W~~	100,000
Debentures		—		3,715,939		—		3,715,939
Other financial liabilities [3]		—		—		10,381		10,381

	~~W~~	—	~~W~~	3,815,939	~~W~~	10,381	~~W~~	3,826,320

39

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

	December 31, 2022

	Fair value hierarchy						Total
(In millions of Korean won)	Level 1		Level 2		Level 3

Financial assets
Cash and due from financial institutions [1]	~~W~~	—	~~W~~	351,056	~~W~~	—	~~W~~	351,056
Loans measured at amortized cost [2]		—		—		522,326		522,326
Other financial assets [3]		—		—		44,841		44,841

	~~W~~	—	~~W~~	351,056	~~W~~	567,167	~~W~~	918,223

Financial liabilities
Debentures	~~W~~	—	~~W~~	4,576,973	~~W~~	—	~~W~~	4,576,973
Other financial liabilities [3]		—		—		13,331		13,331

	~~W~~	—	~~W~~	4,576,973	~~W~~	13,331	~~W~~	4,590,304

[1]	For cash and due from financial institutions classified as level 2, carrying amount is a reasonable approximation of fair value.
[2]	Because loans measured at amortized cost classified as level 3 are loans with residual maturity of less than one year, carrying amounts are reasonable approximations of fair values.
[3]	For other financial assets and other financial liabilities classified as level 3, carrying amounts are reasonable approximations of fair values.
[4]	For borrowings classified as level 2, carrying amount is reasonable approximations of fair value.

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2023 and 2022, are as follows:

	Fair value
(In millions of Korean won)	December 31, 2023		December 31, 2022		Valuation techniques	Inputs
Financial liabilities
Debentures	~~W~~	3,715,939	~~W~~	4,576,973	DCF model	Discount rate

5.2 Disclosure of Fair Value Hierarchy Level 3

5.2.1 Valuation policy and process of Level 3 fair value

The Company uses external, independent and qualified valuation service to determine the fair value of financial instruments at the end of every reporting period.

40

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

5.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

5.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2023 and 2022, are as follows:

	2023		2022

(In millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through profit or loss
Beginning	~~W~~	874,171	~~W~~	389,606
Total gains or losses:
- Profit or loss		37,191		(45,435)
- Other comprehensive income		—		—
Purchases		100,000		530,000
Sales		—		—
Issues		—		—
Settlements		—		—
Transfers into Level 3		—		—
Transfers out of Level 3		—		—

Ending	~~W~~	1,011,362	~~W~~	874,171

5.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2023 and 2022, are as follows:

	2023						2022

(In millions of Korean won)	Losses on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) included in profit or loss for the period	~~W~~	37,191	~~W~~	—	~~W~~	—	~~W~~	(45,435)	~~W~~	—	~~W~~	—
Total gains (losses) for the period included in profit or loss for financial instruments held at the end of the reporting period		37,191		—		—		(45,435)		—		—

41

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

5.2.3 Sensitivity analysis of changes in unobservable inputs

5.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~1,011,362	Hull and White Model, MonteCarlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Estimated volatility of Interest rate	Discount rate	5.05 ~ 6.30	The lower the discount rate, the higher the fair value
				Volatility of interest rate	0.61	The higher the volatility, the higher the fair value fluctuation

	December 31, 2022
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~874,171	Hull and White Model, MonteCarlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Estimated volatility of Interest rate	Discount rate	5.54 ~ 7.05	The lower the discount rate, the higher the fair value
				Volatility of interest rate	0.64	The higher the volatility, the higher the fair value fluctuation

42

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

5.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. There are hybrid securities whose fair value changes are recognized in profit or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
	Profit or loss				Other comprehensive income or loss
(In millions of Korean won)	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities *	~~W~~	6,866	~~W~~	(6,746)	~~W~~	—	~~W~~	—

*	The changes in fair value are calculated by increasing or decreasing discount rates (5.05% ~ 6.30%) by 1%p, which are principal unobservable input parameters.

	December 31, 2022
	Profit or loss				Other comprehensive income or loss
(In millions of Korean won)	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities *	~~W~~	10,460	~~W~~	(10,199)	~~W~~	—	~~W~~	—

*	The changes in fair value are calculated by increasing or decreasing discount rates (5.54% ~ 7.05%) by 1%p, which are principal unobservable input parameters.

43

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

6. Due from Financial Institutions

6.1 Details of due from financial institutions as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) as of December 31, 2023	December 31, 2023		December 31, 2022
Due from financial institutions in Korean won	Due from banks	Kookmin Bank	0.00 ~ 1.20	~~W~~	114,336	~~W~~	231,056
		KB Savings Bank Co., Ltd.	2.50 ~ 2.65		140,000		120,000
		Standard Chartered Bank	3.15		2,001		—

				~~W~~	256,337	~~W~~	351,056

6.2 Details of a maturity analysis of due from financial institutions other than restricted due from financial institutions, as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institutions in Korean won	~~W~~	146,334	~~W~~	80,000	~~W~~	30,000	~~W~~	—	~~W~~	—	~~W~~	256,334

(In millions of Korean won)
	December 31, 2022
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institutions in Korean won	~~W~~	231,053	~~W~~	30,000	~~W~~	60,000	~~W~~	30,000	~~W~~	—	~~W~~	351,053

6.3 Details of restricted due from financial institution as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Financial Institution	December 31, 2023		December 31, 2022		Reasons of restriction
Due from financial institutions in Korean won	Kookmin Bank	~~W~~	3	~~W~~	3	Pledged as collateral for the overdraft account

44

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

7. Financial Assets at Fair Value through Profit or Loss

Details of financial assets at fair value through profit or loss as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	1,011,362	~~W~~	874,171
Beneficiary certificates		316,080		304,618
Loans		48,981		343,525

	~~W~~	1,376,423	~~W~~	1,522,314

8. Loans Measured at Amortized Cost

8.1 Details of loans measured at amortized cost as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Loans measured at amortized cost	~~W~~	610,000	~~W~~	523,500
Less: Allowances for loan losses		(1,714)		(1,174)

	~~W~~	608,286	~~W~~	522,326

8.2 Details of loan types and customer types of loans to customers other than banks, as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Retail		Corporate		Credit card		Total
Loans	~~W~~	—	~~W~~	610,000	~~W~~	—	~~W~~	610,000
Proportion (%)		—		100.00		—		100.00
Less: Allowances		—		(1,714)		—		(1,714)

	~~W~~	—	~~W~~	608,286	~~W~~	—	~~W~~	608,286

	December 31, 2022
(In millions of Korean won)	Retail		Corporate		Credit card		Total
Loans	~~W~~	—	~~W~~	523,500	~~W~~	—	~~W~~	523,500
Proportion (%)		—		100.00		—		100.00
Less: Allowances		—		(1,174)		—		(1,174)

	~~W~~	—	~~W~~	522,326	~~W~~	—	~~W~~	522,326

45

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

9. Investments in Subsidiaries

9.1 Details of subsidiaries as of December 31, 2023, are as follows:

Name of subsidiaries	Industry	Location
Kookmin Bank	Banking and foreign exchange transaction	Korea

KB Securities Co., Ltd.	Financial investment	Korea

KB Insurance Co., Ltd.	Non-life insurance	Korea

KB Kookmin Card Co., Ltd.	Credit card and installment financial business	Korea

KB Life Insurance Co., Ltd	Life insurance	Korea

KB Asset Management Co., Ltd.	Investment advisory and investment trust	Korea

KB Capital Co., Ltd.	Financial leasing	Korea

KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea

KB Savings Bank Co., Ltd.	Savings banking	Korea

KB Investment Co., Ltd.	Capital investment	Korea

KB Data System Co., Ltd.	System software, development and supply	Korea

9.2 Details of investments in subsidiaries as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won, except for shares) Name of subsidiaries	As of December 31, 2023		Carrying amount
	Number of issued shares	Ownership (%)	December 31, 2023		December 31, 2022
Kookmin Bank	404,379,116	100.00	~~W~~	14,821,721	~~W~~	14,821,721
KB Securities Co., Ltd.	298,620,424	100.00		3,342,391		3,342,391
KB Insurance Co., Ltd.	66,500,000	100.00		2,375,430		2,375,430
KB Kookmin Card Co., Ltd..	92,000,000	100.00		1,953,175		1,953,175
KB Life Insurance Co., Ltd. [1]	16,201,518	100.00		2,795,367		2,310,054
KB Asset Management Co., Ltd.	7,667,550	100.00		96,312		96,312
KB Capital Co., Ltd.	32,175,147	100.00		873,811		873,811
KB Life Insurance Co., Ltd. [1]	—	—		—		485,314
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		121,553		121,553
KB Savings Bank Co., Ltd.	8,001,912	100.00		176,813		176,813
KB Investment Co., Ltd.	22,525,328	100.00		154,910		154,910
KB Data System Co., Ltd.	800,000	100.00		6,334		6,334
KB Credit Information Co., Ltd. [2]	—	—		—		23,620

			~~W~~	26,717,817	~~W~~	26,741,438

[1]

KB Life Insurance Co., Ltd. (former Prudential Life Insurance Company of Korea Ltd.) merged with another existing KB Life Insurance Co., Ltd. on January 2, 2023, and issued 1,201,518 shares as the consideration.

[2]

On June 30, 2023, the Company sold its 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. As of the date of disposal, the carrying amount of investments in KB Credit Information Co., Ltd. recorded by the Company was ~~W~~23,620 million. The difference between the carrying amount and the consideration transferred (amounted ~~W~~27,635 million), excluding disposal related costs, was recognized as gains on the disposal of investments in subsidiaries (amounted ~~W~~3,917 million)

46

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

9.3 Changes in accumulated impairment losses of investments in subsidiaries for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning		Impairment		Reversal		Ending
Accumulated impairment losses of investments in subsidiaries	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

	2022
(In millions of Korean won)	Beginning		Impairment		Reversal	Ending
Accumulated impairment losses of investments in subsidiaries	~~W~~	(51,742)	~~W~~	—	~~W~~	~~W~~	(51,742)

10. Property and Equipment

10.1 Details of property and equipment as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	7,838	~~W~~	(7,222)	~~W~~	—	~~W~~	616
Equipment and others		8,215		(7,238)		—		977
Right-of-use assets (buildings)		3,613		(2,527)		—		1,086
Right-of-use assets (vehicles)		2,052		(1,697)		—		355
Right-of-use assets (others)		252		(206)		—		46

	~~W~~	21,970	~~W~~	(18,890)	~~W~~	—	~~W~~	3,080

	December 31, 2022
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	7,768	~~W~~	(6,424)	~~W~~	—	~~W~~	1,344
Equipment and others		7,857		(6,511)		—		1,346
Right-of-use assets (buildings)		1,981		(1,620)		—		361
Right-of-use assets (vehicles)		2,052		(1,592)		—		460
Right-of-use assets (others)		197		(156)		—		41

	~~W~~	19,855	~~W~~	(16,303)	~~W~~	—	~~W~~	3,552

47

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

10.2 Changes in property and equipment for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning		Acquisition		Disposal		Depreciation		Ending
Leasehold improvements	~~W~~	1,344	~~W~~	70	~~W~~		~~W~~	(798)	~~W~~	616
Equipment and others		1,346		384		—		(753)		977
Right-of-use assets (buildings)		361		1,641		—		(916)		1,086
Right-of-use assets (vehicles)		460		401		(49)		(457)		355
Right-of-use assets (others)		41		55		—		(50)		46

	~~W~~	3,552	~~W~~	2,551	~~W~~	(49)	~~W~~	(2,974)	~~W~~	3,080

	2022
(In millions of Korean won)	Beginning		Acquisition		Disposal		Depreciation		Ending
Leasehold improvements	~~W~~	1,761	~~W~~	912	~~W~~		~~W~~	(1,329)	~~W~~	1,344
Equipment and others		1,738		778		—		(1,170)		1,346
Right-of-use assets (buildings)		529		296		—		(464)		361
Right-of-use assets (vehicles)		377		704		(13)		(608)		460
Right-of-use assets (others)		39		54		—		(52)		41

	~~W~~	4,444	~~W~~	2,744	~~W~~	(13)	~~W~~	(3,623)	~~W~~	3,552

11. Intangible Assets

11.1 Details of intangible assets as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	6,251	~~W~~	(5,558)	~~W~~	—	~~W~~	693
Membership rights		11,697		—		(858)		10,839
Other intangible assets		14,060		(9,638)		—		4,422

	~~W~~	32,008	~~W~~	(15,196)	~~W~~	(858)	~~W~~	15,954

	December 31, 2022
(In millions of Korean won)	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	5,819	~~W~~	(5,044)	~~W~~	—	~~W~~	775
Membership rights		10,743		—		(792)		9,951
Other intangible assets		13,523		(7,497)		—		6,026

	~~W~~	30,085	~~W~~	(12,541)	~~W~~	(792)	~~W~~	16,752

48

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

11.2 Changes in intangible assets for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning		Acquisition		Disposal		Amortization		Reversal of impairment *		Ending
Software	~~W~~	775	~~W~~	432	~~W~~	—	~~W~~	(514)	~~W~~	—	~~W~~	693
Membership rights		9,951		2,259		(1,277)		—		(94)		10,839
Other intangible assets		6,026		537		—		(2,141)		—		4,422

	~~W~~	16,752	~~W~~	3,228	~~W~~	(1,277)	~~W~~	(2,655)	~~W~~	(94)	~~W~~	15,954

	2022
(In millions of Korean won)	Beginning		Acquisition		Disposal		Amortization		Reversal of Impairment *		Ending
Software	~~W~~	1,321	~~W~~	103	~~W~~	—	~~W~~	(649)	~~W~~	—	~~W~~	775
Membership rights		9,952		19		(20)		—		—		9,951
Other intangible assets		5,400		2,597		—		(1,971)		—		6,026

	~~W~~	16,673	~~W~~	2,719	~~W~~	(20)	~~W~~	(2,620)	~~W~~	—	~~W~~	16,752

*

Impairment losses for membership rights of other intangible assets with indefinite useful life are recognized when its recoverable amount is lower than its carrying amount, and reversal of impairment losses are recognized when its recoverable amount is higher than its carrying amount.

11.3 Changes in accumulated impairment losses of intangible assets for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Beginning		Impairment		Reversal of impairment		Disposal and others		Ending
Accumulated impairment losses of intangible assets	~~W~~	(792)	~~W~~	(94)	~~W~~	—	~~W~~	28	~~W~~	(858)

(In millions of Korean won)	2022
	Beginning		Impairment	Reversal of impairment		Disposal and others		Ending
Accumulated impairment losses of intangible assets	~~W~~	(792)	~~W~~ (2)	~~W~~	2	~~W~~	—	~~W~~	(792)

49

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

12. Lease

12.1 Amounts Recognized in the Statements of Financial Position

Amounts recognized in the statements of financial position related to lease as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Right-of-use property and equipment: [1]
Real estate	~~W~~	1,086	~~W~~	361
Vehicles		355		460
Others		46		41

	~~W~~	1,487	~~W~~	862

Lease liabilities [2]	~~W~~	589	~~W~~	828

[1]	Included in property and equipment.
[2]	Included in other liabilities.

12.2 Amounts Recognized in the Statements of Comprehensive Income

Amounts recognized in the statements of comprehensive income related to lease for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Depreciation and amortization of right-of-use assets:
Real estate	~~W~~	916	~~W~~	464
Vehicles		457		608
Others		50		52

	~~W~~	1,423	~~W~~	1,124

Interest expenses on the lease liabilities	~~W~~	24	~~W~~	18
Expense relating to short-term lease		23		28
Expense relating to lease of low-value assets that are not short-term lease		1		2

12.3 Total cash outflows for lease for the years ended December 31, 2023 and 2022 are ~~W~~641 million and ~~W~~614 million, respectively.

50

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

13. Deferred Income Tax Assets and Liabilities

13.1 Details of deferred income tax assets and liabilities as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Assets		Liabilities		Net amount
Share-based payments	~~W~~	4,704	~~W~~	—	~~W~~	4,704
Membership rights		227		—		227
Defined benefit obligation		2,369		—		2,369
Plan assets		—		(2,369)		(2,369)
Short-term employee benefits		403		—		403
Losses on valuation of financial assets at fair value through profit or loss		675		—		675
Others		2,159		(3,676)		(1,517)

		10,537		(6,045)		4,492

Offsetting of deferred tax assets and liabilities		(6,045)		6,045		—

	~~W~~	4,492	~~W~~	—	~~W~~	4,492

	December 31, 2022
(In millions of Korean won)	Assets		Liabilities		Net amount
Share-based payments	~~W~~	4,502	~~W~~	—	~~W~~	4,502
Membership rights		210		—		210
Defined benefit obligation		3,226		—		3,226
Plan assets		—		(3,393)		(3,393)
Short-term employee benefits		650		—		650
Losses on valuation of financial assets at fair value through profit or loss		14,795		—		14,795
Others		3,233		(3,319)		(86)

		26,616		(6,712)		19,904

Offsetting of deferred tax assets and liabilities		(6,712)		6,712		—

	~~W~~	19,904	~~W~~	—	~~W~~	19,904

13.2 Unrecognized Deferred Income Tax Assets

No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~2,896,164 million and ~~W~~51,742 million associated with investments in subsidiaries and impairment losses on investments in subsidiaries, respectively, as of December 31, 2023, due to the uncertainty that these temporary differences will be realized in the future. And no deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~15,296 million associated subordinated bond as of December 31, 2023, as they affect neither accounting profit nor taxable profit (tax loss) at the time of the transaction.

13.3 Unrecognized Deferred Income Tax Liabilities

No deferred income tax liabilities have been recognized for the taxable temporary differences of ~~W~~2,415,073 million associated with investments in subsidiaries as of December 31, 2023, due to the following reasons:

•	The Company is able to control the timing of the reversal of the temporary differences.

•	It is probable that these temporary differences will not reverse in the foreseeable future.

51

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

13.4 Changes in cumulative temporary differences for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	~~W~~	16,990	~~W~~	7,725	~~W~~	8,551	~~W~~	17,816
Membership rights		792		—		68		860
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		12,173		7,418		4,218		8,973
Short-term employee benefits		2,455		2,454		1,526		1,527
Impairment losses of investments in subsidiaries		51,742		—		—		51,742
Losses on valuation of financial assets at fair value through profit or loss		55,829		—		(53,272)		2,557
Others		29,132		2,503		(3,153)		23,476

		3,065,277		20,100		(42,062)		3,003,115

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Impairment losses of investments in subsidiaries		51,742						51,742
Others		16,934						15,296

		100,437						39,913

Tax rate (%) *		26.5						26.4

Total deferred income tax assets	~~W~~	26,616					~~W~~	10,537

Taxable temporary differences
Investments in subsidiaries	~~W~~	(2,415,073)	~~W~~	—	~~W~~	—	~~W~~	(2,415,073)
Plan assets		(12,804)		(7,418)		(3,587)		(8,973)
Others		(12,525)		(7,421)		(8,820)		(13,924)

		(2,440,402)		(14,839)		(12,407)		(2,437,970)

Unrecognized deferred income tax liabilities:
Investments in subsidiaries		(2,415,073)						(2,415,073)

		(25,329)						(22,897)

Tax rate (%) *		26.5						26.4

Total deferred income tax liabilities	~~W~~	(6,712)					~~W~~	(6,045)

*	The rate of 26.4% has been applied for the deferred tax assets and liabilities expected to be utilized in periods after December 31, 2023.

52

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

	2022
(In millions of Korean won)	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	~~W~~	16,314	~~W~~	5,124	~~W~~	5,800	~~W~~	16,990
Membership rights		792		—		—		792
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		11,595		2,206		2,784		12,173
Short-term employee benefits		2,937		2,876		2,394		2,455
Impairment losses of investments in subsidiaries		51,742		—		—		51,742
Losses on valuation of financial assets at fair value through profit or loss		10,394		—		45,435		55,829
Others		21,259		2,155		10,028		29,132

		3,011,197		12,361		66,441		3,065,277

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Impairment losses of investments in subsidiaries		51,742						51,742
Others		18,490						16,934

		44,801						100,437

Tax rate (%)		27.5						26.5

Total deferred income tax assets	~~W~~	12,320					~~W~~	26,616

Taxable temporary differences
Investments in subsidiaries	~~W~~	(2,415,073)	~~W~~	—	~~W~~	—	~~W~~	(2,415,073)
Plan assets		(11,595)		(2,206)		(3,415)		(12,804)
Others		(12,902)		(4,467)		(4,090)		(12,525)

		(2,439,570)		(6,673)		(7,505)		(2,440,402)

Unrecognized deferred income tax liabilities:
Investments in subsidiaries		(2,415,073)						(2,415,073)

		(24,497)						(25,329)

Tax rate (%)		27.5						26.5

Total deferred income tax liabilities	~~W~~	(6,737)					~~W~~	(6,712)

*

The corporate tax rate was changed due to the amendment of corporate tax law in 2022. Accordingly, the rate of 26.5% has been applied for the deferred tax assets and liabilities expected to be utilized in periods after December 31, 2022.

53

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

14. Other Assets

14.1 Details of other assets as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Other financial assets
Accrued income	~~W~~	17,352	~~W~~	11,556
Guarantee deposits		40,227		33,297
Less: Allowances for credit losses		(17)		(12)

		57,562		44,841

Other non-financial assets
Receivables		482,009		1,226,359
Prepaid expenses		3,140		946
Advanced payments		104		51

		485,253		1,227,356

	~~W~~	542,815	~~W~~	1,272,197

14.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Other financial assets		Other non-financial assets		Total
Beginning	~~W~~	12	~~W~~	—	~~W~~	12
Provision		5		—		5

Ending	~~W~~	17	~~W~~	—	~~W~~	17

	2022
(In millions of Korean won)	Other financial assets		Other non-financial assets		Total
Beginning	~~W~~	10	~~W~~	—	~~W~~	10
Provision		2		—		2

Ending	~~W~~	12	~~W~~	—	~~W~~	12

54

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

15. Borrowings

15.1 Details of borrowings as of December 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Borrowings	~~W~~	100,000	~~W~~	—

15.2 Details of borrowings as of December 31, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)		Lenders	Borrowing date	Maturity date	Interest rate (%) as of December 31, 2023	December 31, 2023		December 31, 2022
Borrowings in Korean won	Other borrowings	HI INVESTMENT & SECURITIES co., Ltd.	Jul. 21, 2023	Jul. 19, 2024	4.15	~~W~~	100,000	~~W~~	—

15.3 Maturities of borrowings as of December 31, 2023 are as follows:

	December 31, 2023
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Borrowings in Korean won	~~W~~	—	~~W~~	—	~~W~~	100,000	~~W~~	—	~~W~~	—	~~W~~	100,000

55

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

16. Debentures

16.1 Details of debentures as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Issuance date	Maturity date	Interest rate (%) as of December 31, 2023	December 31, 2023		December 31, 2022
Unguaranteed debentures No.15-3	May 12, 2016	May 12, 2026	2.01	~~W~~	200,000	~~W~~	200,000
Unguaranteed debentures No.16-3	May 27, 2016	May 27, 2023	—		—		150,000
Unguaranteed debentures No.18-3	Jul. 25, 2016	Jul. 25, 2026	1.69		80,000		80,000
Unguaranteed debentures No.19-3	Aug. 25, 2016	Aug. 25, 2026	1.69		120,000		120,000
Unguaranteed debentures No.25-4	May 24, 2017	May 24, 2027	2.62		80,000		80,000
Unguaranteed debentures No.26-2	Jun. 27, 2017	Jun. 27, 2024	2.34		200,000		200,000
Unguaranteed debentures No.27	Jul. 19, 2017	Jul. 19, 2024	2.41		100,000		100,000
Unguaranteed debentures No.28-2	Aug. 30, 2017	Aug. 30, 2024	2.43		30,000		30,000
Unguaranteed debentures No.28-3	Aug. 30, 2017	Aug. 30, 2027	2.60		60,000		60,000
Unguaranteed debentures No.29-2	Sep. 19, 2017	Sep. 19, 2024	2.44		110,000		110,000
Unguaranteed debentures No.31-2	Feb. 28, 2018	Feb. 28, 2023	—		—		50,000
Unguaranteed debentures No.31-3	Feb. 28, 2018	Feb. 28, 2028	3.02		60,000		60,000
Unguaranteed debentures No.32-2	Apr. 6, 2018	Apr. 6, 2023	—		—		80,000
Unguaranteed debentures No.32-3	Apr. 6, 2018	Apr. 6, 2028	2.86		20,000		20,000
Unguaranteed debentures No.33-1	Jun. 12, 2018	Jun. 12, 2023	—		—		100,000
Unguaranteed debentures No.33-2	Jun. 12, 2018	Jun. 12, 2028	2.92		30,000		30,000
Unguaranteed debentures No.34-2	Jul. 25, 2018	Jul. 25, 2023	—		—		70,000
Unguaranteed debentures No.34-3	Jul. 25, 2018	Jul. 25, 2025	2.71		20,000		20,000
Unguaranteed debentures No.34-4	Jul. 25, 2018	Jul. 25, 2028	2.76		20,000		20,000
Unguaranteed debentures No.35	Oct. 5, 2018	Oct. 5, 2023	—		—		120,000
Unguaranteed debentures No.36-2	Feb. 22, 2019	Feb. 22, 2024	2.11		230,000		230,000
Unguaranteed debentures No.36-3	Feb. 22, 2019	Feb. 22, 2029	2.22		60,000		60,000
Unguaranteed debentures No.37-1	Mar. 15, 2019	Mar. 15, 2024	2.06		140,000		140,000
Unguaranteed debentures No.37-2	Mar. 15, 2019	Mar. 15, 2029	2.16		70,000		70,000
Unguaranteed debentures No.38-1	Jun. 19, 2019	Jun. 19, 2026	1.73		80,000		80,000
Unguaranteed debentures No.38-2	Jun. 19, 2019	Jun. 19, 2029	1.77		120,000		120,000
Unguaranteed debentures No.39-1	Oct. 15, 2019	Oct. 15, 2024	1.60		80,000		80,000
Unguaranteed debentures No.39-2	Oct. 15, 2019	Oct. 15, 2029	1.67		40,000		40,000
Unguaranteed debentures No.40-1	Dec. 4, 2019	Dec. 4, 2024	1.76		70,000		70,000
Unguaranteed debentures No.40-2	Dec. 4, 2019	Dec. 4, 2029	1.87		30,000		30,000
Unguaranteed debentures No.41-1	Jan. 16, 2020	Jan. 16, 2023	—		—		110,000
Unguaranteed debentures No.41-2	Jan. 16, 2020	Jan. 16, 2025	1.74		100,000		100,000
Unguaranteed debentures No.41-3	Jan. 16, 2020	Jan. 16, 2030	1.88		40,000		40,000
Subordinated debentures No.1-1	Feb. 18, 2020	Feb. 18, 2030	2.21		370,000		370,000
Subordinated debentures No.1-2	Feb. 18, 2020	Feb. 18, 2035	2.26		30,000		30,000
Unguaranteed debentures No.42-1	May 13, 2020	May 13, 2025	1.59		130,000		130,000
Unguaranteed debentures No.42-2	May 13, 2020	May 13, 2030	1.78		70,000		70,000
Unguaranteed debentures No.43-1	Jun. 16, 2020	Jun. 16, 2023	—		—		50,000
Unguaranteed debentures No.43-2	Jun. 16, 2020	Jun. 16, 2025	1.44		110,000		110,000
Unguaranteed debentures No.43-3	Jun. 16, 2020	Jun. 16, 2030	1.63		50,000		50,000
Exchangeable bonds No.1 *	Jun. 30, 2020	Jun. 30, 2025	—		240,000		240,000

56

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

16.1 Details of debentures as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	Issuance date	Maturity date	Interest rate (%) as of December 31, 2023	December 31, 2023		December 31, 2022
Unguaranteed debentures No.44-2	Aug. 11, 2020	Aug. 11, 2023	—	~~W~~	—	~~W~~	50,000
Unguaranteed debentures No.44-3	Aug. 11, 2020	Aug. 9, 2024	1.18		30,000		30,000
Unguaranteed debentures No.44-4	Aug. 11, 2020	Aug. 11, 2027	1.39		20,000		20,000
Unguaranteed debentures No.45	Nov. 23, 2020	Nov. 23, 2023	—		—		60,000
Unguaranteed debentures No.46-1	Jan. 14, 2021	Jan. 13, 2023	—		—		160,000
Unguaranteed debentures No.46-2	Jan. 14, 2021	Jan. 14, 2026	1.43		30,000		30,000
Unguaranteed debentures No.46-3	Jan. 14, 2021	Jan. 14, 2028	1.62		10,000		10,000
Unguaranteed debentures No.46-4	Jan. 14, 2021	Jan. 14, 2031	1.84		100,000		100,000
Unguaranteed debentures No.47	Feb. 24, 2021	Feb. 24, 2023	—		—		90,000
Unguaranteed debentures No.48-1	Jun. 16, 2022	Jun. 16, 2024	4.15		85,000		85,000
Unguaranteed debentures No.48-2	Jun. 16, 2022	Jun. 16, 2025	4.27		240,000		240,000
Unguaranteed debentures No.48-3	Jun. 16, 2022	Jun. 16, 2027	4.34		80,000		80,000
Unguaranteed debentures No.48-4	Jun. 16, 2022	Jun. 16, 2032	4.40		95,000		95,000

					3,880,000		4,970,000
Less: Bond Discounts					(3,076)		(4,616)
Less: adjustment on exchange right					(5,104)		(8,435)

				~~W~~	3,871,820	~~W~~	4,956,949

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rate of bonds under the same conditions without the exchange right. The residual amount, after deducting liability component from the issuance amount, represents the value of exchange right and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~48,000. Exchange rights were fully exercised on February 14, 2024.

57

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

16.2 Maturities of debentures as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	370,000	~~W~~	285,000	~~W~~	420,000	~~W~~	1,350,000	~~W~~	1,455,000	~~W~~	3,880,000

	December 31, 2022
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	410,000	~~W~~	380,000	~~W~~	300,000	~~W~~	1,915,000	~~W~~	1,965,000	~~W~~	4,970,000

16.3 Changes in debentures based on par value for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	4,970,000	~~W~~	—	~~W~~	(1,090,000)	~~W~~	3,880,000

	2022
(In millions of Korean won)	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	5,570,000	~~W~~	500,000	~~W~~	(1,100,000)	~~W~~	4,970,000

17. Net Defined Benefit Liabilities(Assets)

17.1 Defined Benefit Plan

The Company operates defined benefit plans which have the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	The Company assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the statements of financial position are calculated in accordance with actuarial valuation method using assumptions based on market data and historical data such as discount rate, future salary increase rate, and mortality. Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends.

58

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

17.2 Changes in net defined benefit liabilities for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities (assets)
Beginning	~~W~~	17,973	~~W~~	(22,261)	~~W~~	(4,288)
Current service cost		2,041		—		2,041
Interest expense (income)		929		(1,152)		(223)
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		—		—		—
Actuarial gains and losses by changes in financial assumptions		1,218		—		1,218
Actuarial gains and losses by experience adjustments		31		—		31
Return on plan assets (excluding amounts included in interest income)		—		58		58
Contributions by the Company		—		(2,292)		(2,292)
Payments from plans (benefit payments)		(3,296)		3,296		—
Payments from the Company		(262)		—		(262)
Transfer in (out)		1,005		(982)		23

Ending	~~W~~	19,639	~~W~~	(23,333)	~~W~~	(3,694)

(In millions of Korean won)	2022
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities (assets)
Beginning	~~W~~	22,557	~~W~~	(22,778)	~~W~~	(221)
Current service cost		2,200		—		2,200
Interest expense (income)		584		(590)		(6)
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		—		—		—
Actuarial gains and losses by changes in financial assumptions		(4,510)		—		(4,510)
Actuarial gains and losses by experience adjustments		388		—		388
Return on plan assets (excluding amounts included in interest income)		—		698		698
Contributions by the Company		—		(2,655)		(2,655)
Payments from plans (benefit payments)		(2,206)		2,206		—
Payments from the Company		(207)		—		(207)
Transfer in		3,211		(3,186)		25
Transfer out		(4,044)		4,044		—

Ending	~~W~~	17,973	~~W~~	(22,261)	~~W~~	(4,288)

59

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

17.3 Details of the net defined benefit liabilities as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Present value of defined benefit obligation	~~W~~	19,639	~~W~~	17,973
Fair value of plan assets		(23,333)		(22,261)

Net defined benefit liabilities (assets)	~~W~~	(3,694)	~~W~~	(4,288)

17.4 Details of post-employment benefits recognized in profit or loss for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Current service cost	~~W~~	2,041	~~W~~	2,200
Net interest expense(income) on net defined benefit liabilities		(223)		(6)

Post-employment benefits	~~W~~	1,818	~~W~~	2,194

(*)	The gains or losses related to the defined benefit pension plan is fully included in general administrative expenses.

17.5 Details of remeasurements of net defined benefit liabilities recognized in other comprehensive income for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	~~W~~	(58)	~~W~~	(698)
Actuarial gains or losses		(1,249)		4,122
Income tax effect		345		(941)

Remeasurements after income tax expense	~~W~~	(962)	~~W~~	2,483

17.6 Details of fair value of plan assets as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	23,333	~~W~~	23,333

	December 31, 2022
(In millions of Korean won)	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	22,261	~~W~~	22,261

60

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

17.7 Details of significant actuarial assumptions used as of December 31, 2023 and 2022, are as follows:

	December 31, 2023	December 31, 2022
Discount rate (%)	4.30	5.20
Future salary increase rate (%)	4.00	4.20
Turnover rate (%)	1.00	1.00

Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2019.

17.8 Results of sensitivity analysis of significant actuarial assumptions as of December 31, 2023, are as follows:

Effect on defined benefit obligation
	Changes in assumptions	Increase in assumptions	Decrease in assumptions
Discount rate (%)	0.5%p	4.49% decrease	4.78% increase
Salary increase rate (%)	0.5%p	4.77% increase	4.52% decrease
Turnover rate (%)	0.5%p	0.16% increase	0.17% decrease

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in significant actuarial assumptions is calculated using the same projected unit credit method used in calculating the defined benefit obligation recognized in the statement of financial position.

17.9 Expected maturity analysis of undiscounted pension benefit payments (including expected future benefits) as of December 31, 2023, are as follows:

(In millions of Korean won)	Up to 1 year		1 ~ 2 years		2 ~ 5 years		5 ~ 10 years		Over 10 years		Total
Pension benefits	~~W~~	223	~~W~~	501	~~W~~	4,701	~~W~~	11,829	~~W~~	40,383	~~W~~	57,637

The weighted average duration of the defined benefit obligation is 9.70 years.

17.10 Reasonable estimation of expected contribution to plan assets for the next annual reporting period after December 31, 2023 is ~~W~~1,800 million.

61

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

18. Other Liabilities

Details of other liabilities as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Other financial liabilities
Payables	~~W~~	1,082	~~W~~	881
Accrued expenses		8,710		11,622
Lease liabilities		589		828

		10,381		13,331

Other non-financial liabilities
Payables		192,936		133,741
Accrued expenses		205,991		190,759
Withholding taxes		1,396		658

		400,323		325,158

		~~W~~410,704	~~W~~	338,489

19. Equity

19.1 Share Capital

19.1.1 Details of share capital as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Type of share		Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		403,511,072		408,897,068
Share capital *	~~W~~	2,090,558	~~W~~	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

19.1.2 Changes in shares for the years ended December 31, 2023 and 2022, are as follows:

(In number of shares)	2023	2022
Beginning	389,634,335	389,634,335
Increase	—	—
Decrease	(10,970,510)	—

Ending	378,663,825	389,634,335

62

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

19.2 Hybrid Securities

Details of hybrid securities classified as equity as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of December 31, 2023	December 31, 2023		December 31, 2022
The 1-1st	May 2, 2019	Perpetual bond	3.23	~~W~~	349,204	~~W~~	349,204
The 1-2nd	May 2, 2019	Perpetual bond	3.44		49,881		49,881
The 2-1st	May 8, 2020	Perpetual bond	3.30		324,099		324,099
The 2-2nd	May 8, 2020	Perpetual bond	3.43		74,812		74,812
The 3-1st	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
The 3-2nd	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
The 4-1st	Oct. 20, 2020	Perpetual bond	3.00		433,918		433,918
The 4-2nd	Oct. 20, 2020	Perpetual bond	3.28		64,843		64,843
The 5-1st	Feb. 19, 2021	Perpetual bond	2.67		419,056		419,056
The 5-2nd	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
The 5-3rd	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
The 6-1st	May 28, 2021	Perpetual bond	3.20		165,563		165,563
The 6-2nd	May 28, 2021	Perpetual bond	3.60		109,708		109,708
The 7-1st	Oct. 8, 2021	Perpetual bond	3.57		208,453		208,453
The 7-2nd	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
The 8-1st	Feb. 16, 2022	Perpetual bond	4.00		442,955		442,955
The 8-2nd	Feb. 16, 2022	Perpetual bond	4.30		155,626		155,626
The 9-1st	May 12, 2022	Perpetual bond	4.68		478,814		478,814
The 9-2nd	May 12, 2022	Perpetual bond	4.97		19,906		19,906
The 10-1st	Aug. 26, 2022	Perpetual bond	4.90		407,936		407,936
The 10-2nd	Aug. 26, 2022	Perpetual bond	5.15		70,819		70,819
The 10-3rd	Aug. 26, 2022	Perpetual bond	5.30		19,944		19,944
The 11-1st	Feb. 03, 2023	Perpetual bond	4.90		548,666		—
The 11-2nd	Feb. 03, 2023	Perpetual bond	5.03		49,871		—
				~~W~~	5,032,518	~~W~~	4,433,981

The above hybrid securities are early redeemable by the Company after 5 or 7or 10 years from the issuance date.

19.3 Capital Surplus

Details of capital surplus as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Paid-in capital in excess of par value	~~W~~	13,190,275	~~W~~	13,190,275
Other capital surplus		1,465,893		1,465,893
Gains on sales of treasury shares		86,646		86,646
Consideration for exchange right of exchangeable bonds		11,933		11,933

	~~W~~	14,754,747	~~W~~	14,754,747

63

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

19.4 Accumulated Other Comprehensive Income (Loss)

19.4.1 Details of accumulated other comprehensive income (loss) as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Remeasurements of net defined benefit liabilities	~~W~~	(6,809)	~~W~~	(5,847)

19.4.2 Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(5,847)	~~W~~	(1,307)	~~W~~	345	~~W~~	(6,809)

	2022
(In millions of Korean won)	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(8,330)	~~W~~	3,424	~~W~~	(941)	~~W~~	(5,847)

19.5 Retained Earnings

19.5.1 Details of retained earnings as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Legal reserves	~~W~~	1,007,686	~~W~~	839,235
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		9,340		4,490
Unappropriated retained earnings		2,337,872		1,968,840

	~~W~~	4,336,898	~~W~~	3,794,565

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

64

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

19.5.2 Statement of appropriation of retained earnings

(Expected date of appropriation for 2023: March 22, 2024)

(Date of appropriation for 2022: March 24, 2023)

(In millions of Korean won)	2023		2022
Unappropriated retained earnings
Unappropriated retained earnings carried over from prior years	~~W~~	1,230,569	~~W~~	1,295,182
Profit for the year		2,121,244		1,684,512
Quarterly dividends		(586,931)		(584,452)
Dividends on hybrid securities		(184,914)		(126,402)
Retirement of shares		(242,096)		(300,000)

		2,337,872		1,968,840

Transfer from voluntary reserves and others
Regulatory reserve for credit losses		5,279		—

		5,279		—

Appropriation of retained earnings
Legal reserves		212,124		168,451
Regulatory reserve for credit losses		—		4,850
Cash dividends:		587,006		564,970
(Dividends (rate) per share: ~~W~~1,530 (30.6%) in 2023) (Dividends (rate) per share: ~~W~~1,450 (29.0%) in 2022)

		799,130		738,271

Unappropriated retained earnings to be carried forward	~~W~~	1,544,021	~~W~~	1,230,569

19.5.3 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Regulations on Supervision of Financial Holding Companies.

19.5.3.1 Details of regulatory reserve for credit losses as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Amounts before appropriation	~~W~~	9,340	~~W~~	4,490
Amounts estimated to be appropriated (reversed)		(5,279)		4,850

	~~W~~	4,061	~~W~~	9,340

65

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

19.5.3.2 Regulatory reserve for credit losses estimated to be appropriated (reversed) and adjusted profit after provision (reversal) of regulatory reserve for credit losses for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won, except for per share amounts)	2023		2022
Regulatory reserve for credit losses estimated to be appropriated (reversed)	~~W~~	(5,279)	~~W~~	4,850
Adjusted profit after provision (reversal) of regulatory reserve for credit losses [1,2]		1,941,608		1,553,261
Adjusted basic earnings per share after provision (reversal) of regulatory reserve for credit losses [1]		5,056		3,986
Adjusted diluted earnings per share after provision (reversal) of regulatory reserve for credit losses [1]		4,943		3,899

[1]

Adjusted profit after provision (reversal) of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision (reversal) of regulatory reserve for credit losses before tax to the net profit for the period.

[2]	After deducting dividends on hybrid securities

19.6 Treasury Shares

Changes in treasury shares for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won and in number of shares)	Beginning		Acquisition		Retirement		Ending
Number of treasury shares *		19,262,733		10,970,510		(5,385,996)		24,847,247

Carrying amount	~~W~~	836,188	~~W~~	571,745	~~W~~	(242,096)	~~W~~	1,165,837

	2022
(In millions of Korean won and in number of shares)	Beginning		Acquisition		Retirement		Ending
Number of treasury shares *		26,173,585		—		(6,910,852)		19,262,733

Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	(300,000)	~~W~~	836,188

*	5 million treasury shares are deposited at the Korea Securities Depository for the exchange of exchangeable bonds.

In accordance with the resolution of the Board of Directors on July 25, 2023, the Company acquired 5,584,514 shares (~~W~~300,000 million) and plans to retire of treasury stocks by July 31, 2024.

66

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

20. Dividends

The annual dividends to the shareholders of the Company for the year ended December 31, 2022, amounting to ~~W~~564,070 million (~~W~~1,450 per share) were declared at the annual general shareholders’ meeting on March 24, 2023 and paid in April 10, 2023.

According to the resolution of the board of directors on April 27, 2023, the quarterly dividend amounting to ~~W~~195,966 million (~~W~~510 per share) with dividend record date of March 31, 2023 were paid on May 11, 2023; according to the resolution of the board of directors on July 25, 2023, the quarterly dividend amounting to ~~W~~195,966 million (~~W~~510 per share) with dividend record date of June 30, 2023 were paid on August 8, 2023; and according to the resolution of the board of directors on October 24, 2023, the quarterly dividend amounting to ~~W~~194,998 million (~~W~~510 per share) with dividend record date of September 30, 2023 were paid on November 8, 2023. The annual dividends to the shareholders of the Company for the year ended December 31, 2023, amounting to ~~W~~587,006 million (~~W~~1,530 per share) is to be proposed at the general shareholders’ meeting scheduled for March 22, 2024. The Company’s financial statements as of and for the year ended December 31, 2023, do not reflect this dividend payable.

Meanwhile, the annual dividends and quarterly dividends paid in 2022 were ~~W~~853,299 million (~~W~~2,190 per share) and ~~W~~584,452 million (~~W~~500 per share), respectively.

21. Net Interest Expense

Details of interest income, interest expense, and net interest expense for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Interest income
Due from financial institutions	~~W~~	16,380	~~W~~	9,019
Loans measured at amortized cost		14,736		7,073
Loans measured at fair value through profit or loss		3,195		2,877
Others		816		433

		35,127		19,402

Interest expense
Borrowings		1,853		-
Debentures		98,102		112,334
Others		25		19

		99,980		112,353

Net interest expense	~~W~~	(64,853)	~~W~~	(92,951)

67

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

22. Net Fee and Commission Expense

Details of fee and commission income, fee and commission expense, and net fee and commission expense for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Fee and commission income
Fees earned in Korean won	~~W~~	2,585	~~W~~	3,399

Fee and commission expense
Fees paid in Korean won		12,602		11,655
Fees paid in foreign currency		370		430

		12,972		12,085

Net fee and commission expense	~~W~~	(10,387)	~~W~~	(8,686)

23. Net Gains or Losses on Financial Instruments at Fair value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial assets at fair value through profit or loss for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Gains on financial instruments at fair value through profit or loss
Dividend income from financial assets at fair value through profit or loss	~~W~~	52,546	~~W~~	36,409
Gains on valuation of financial assets at fair value through profit or loss		52,472		7,067
Gains on disposal of financial assets at fair value through profit or loss		3,381		1,799

		108,399		45,275

Losses on financial instruments at fair value through profit or loss
Losses on valuation of financial assets at fair value through profit or loss		—		57,069

		—		57,069

Net gains (losses) on financial instruments at fair value through profit or loss	~~W~~	108,399	~~W~~	(11,794)

68

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

24. Net Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Other operating income
Dividend income from subsidiaries	~~W~~	2,192,380	~~W~~	1,871,223
Others		5		1

Net other operating income	~~W~~	2,192,385	~~W~~	1,871,224

25. General and Administrative Expenses

25.1 Details of general and administrative expenses for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Expenses related to employee
Employee benefits - salaries	~~W~~	32,965	~~W~~	36,254
Employee benefits - others		6,062		5,847
Post-employment benefits - defined benefit plans		1,818		2,194
Post-employment benefits - defined contribution plans		596		621
Share-based payments		8,551		5,801

		49,992		50,717

Depreciation and amortization		5,630		6,245

Other general and administrative expenses
Travel		1,446		1,115
Communications		1,138		1,030
Tax and dues		522		478
Publication		412		345
Rental expense		2,295		1,876
Vehicle		164		173
Service fees		18,080		15,441
Advertising		1,091		1,017
Training		1,360		1,297
Others		10,473		9,415

		36,981		32,187

	~~W~~	92,603	~~W~~	89,149

69

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

25.2 Share-based Payments

Share-based payments plan for executives and employees of the Company and its subsidiaries as of December 31, 2023, are as follows:

25.2.1 Stock grants linked to long-term performance

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 30	Apr. 1, 2021	3,070	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 33	Jan. 1, 2022	55,868	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 34	Feb. 1, 2022	654	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 35	May 27, 2022	5,067	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 36	Jan. 1, 2023	55,645	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 38	Nov. 21, 2023	55,547	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Deferred grant in 2015		3,183	Satisfied
Deferred grant in 2016		943	Satisfied
Deferred grant in 2018		884	Satisfied
Deferred grant in 2020		9,493	Satisfied
Deferred grant in 2021		18,105	Satisfied
Deferred grant in 2022		38,277	Satisfied
Deferred grant in 2023		40,881	Satisfied

		287,617

Kookmin Bank
Series 83	Apr. 1, 2021	14,972	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 85	Jan. 1, 2022	259,752	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and EPS & Asset Quality [5] 70%
Series 86	Feb. 1, 2022	1,525	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 88	Mar. 14, 2022	5,179	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 90	Jul. 18, 2022	3,716	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 91	Aug. 24, 2022	7,277	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 92	Jan. 1, 2023	187,802	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 93	Mar. 15, 2023	585	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 94	Apr. 1, 2023	8,794	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 95	Oct. 5, 2023	126	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%

70

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

25.2.1 Stock grants linked to long-term performance (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Deferred grant in 2016		799	Satisfied
Deferred grant in 2017		893	Satisfied
Deferred grant in 2018		1,145	Satisfied
Deferred grant in 2020		26,763	Satisfied
Deferred grant in 2021		104,643	Satisfied
Deferred grant in 2022		87,342	Satisfied
Deferred grant in 2023		3,611	Satisfied

		714,924

Other subsidiaries
Stock granted in 2010		106	Services fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Stock granted in 2011		146
Stock granted in 2012		420
Stock granted in 2013		544
Stock granted in 2014		1,028
Stock granted in 2015		2,014
Stock granted in 2016		936
Stock granted in 2017		9,162
Stock granted in 2018		19,861
Stock granted in 2019		23,789
Stock granted in 2020		94,348
Stock granted in 2021		120,615
Stock granted in 2022		392,509
Stock granted in 2023		368,112

		1,033,590

		2,036,131

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2023 (Deferred grants are residual shares vested as of December 31, 2023).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract - Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Performance results of company and employee
[5]	EPS, Asset Quality

The stock grant linked to long-term performance is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

71

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

25.2.2 Stock grants linked to short-term performance

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	2,097	Satisfied
Stock granted in 2016	3,034	Satisfied
Stock granted in 2017	306	Satisfied
Stock granted in 2018	380	Satisfied
Stock granted in 2020	10,514	Satisfied
Stock granted in 2021	23,677	Satisfied
Stock granted in 2022	45,115	Satisfied
Stock granted in 2023	46,045	Proportional to service period
Kookmin Bank
Stock granted in 2015	419	Satisfied
Stock granted in 2016	2,135	Satisfied
Stock granted in 2017	535	Satisfied
Stock granted in 2018	739	Satisfied
Stock granted in 2020	44,890	Satisfied
Stock granted in 2021	86,235	Satisfied
Stock granted in 2022	164,595	Satisfied
Stock granted in 2023	133,455	Proportional to service period
Other subsidiaries
Stock granted in 2015	4,048	Satisfied
Stock granted in 2016	18,144	Satisfied
Stock granted in 2017	35,359	Satisfied
Stock granted in 2018	82,096	Satisfied
Stock granted in 2019	91,957	Satisfied
Stock granted in 2020	262,023	Satisfied
Stock granted in 2021	461,736	Satisfied
Stock granted in 2022	511,024	Satisfied
Stock granted in 2023	307,631	Proportional to service period

	2,338,189

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

72

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

25.2.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2023, are as follows:

(In Korean won)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Linked to long-term performance
(KB Financial Group Inc.)
Series 30	3.43	43,098~48,307	47,066~52,755
Series 33	3.43	41,446~51,061	47,066~52,755
Series 34	3.43	39,972~46,008	44,873~51,649
Series 35	3.43	44,392~49,758	47,066~52,755
Series 36	3.43	44,873~52,755	44,873~52,755
Series 38	3.43	35,080~40,381	41,090~47,300
Deferred grant in 2015	3.43	—	49,315~52,755
Deferred grant in 2016	3.43	—	52,755
Deferred grant in 2018	3.43	—	52,755
Deferred grant in 2020	3.43	—	49,315~52,755
Deferred grant in 2021	3.43	—	51,649~52,755
Deferred grant in 2022	3.43	—	49,315~52,755
Deferred grant in 2023	3.43	—	47,300~51,931
(Kookmin Bank)
Series 83	3.43	42,053~48,307	47,066~52,755
Series 85	3.43	38,623~48,102	47,066~52,755
Series 86	3.43	39,972~46,008	44,873~51,649
Series 88	3.43	41,215~47,439	44,873~51,649
Series 90	3.43	42,737~49,190	44,873~51,649
Series 91	3.43	42,750~49,206	44,873~51,649
Series 92	3.43	44,873~52,755	44,873~52,755
Series 93	3.43	47,066~52,755	47,066~52,755
Series 94	3.43	42,787~52,755	42,787~52,755
Series 95	3.43	43,187~48,407	47,066~52,755
Grant deferred in 2016	3.43	—	52,755
Grant deferred in 2017	3.43	—	52,755
Grant deferred in 2018	3.43	—	52,755
Grant deferred in 2020	3.43	—	52,755
Grant deferred in 2021	3.43	—	51,649~52,755
Grant deferred in 2022	3.43	—	44,873~52,755
Grant deferred in 2023	3.43	—	48,939~53,705
(Other subsidiaries)
Stock granted in 2010	3.43	—	52,755
Stock granted in 2011	3.43	—	52,755
Stock granted in 2012	3.43	—	49,315~52,755
Stock granted in 2013	3.43	—	49,315~52,755
Stock granted in 2014	3.43	—	49,315~52,755
Stock granted in 2015	3.43	—	47,066~52,755
Stock granted in 2016	3.43	—	51,649~52,755
Stock granted in 2017	3.43	—	42,787~52,755
Stock granted in 2018	3.43	—	40,891~56,379
Stock granted in 2019	3.43	—	42,787~56,379
Stock granted in 2020	3.43	—	44,873~56,379
Stock granted in 2021	3.43	40,108~52,755	42,787~56,379
Stock granted in 2022	3.43	38,994~52,549	44,873~53,544
Stock granted in 2023	3.43	39,278~52,755	42,787~52,755

73

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

25.2.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2023, are as follows: (cont’d)

(In Korean won)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Linked to short-term performance
(KB Financial Group Inc.)
Stock granted in 2015	3.43	—	49,315~52,755
Stock granted in 2016	3.43	—	44,873~52,755
Stock granted in 2017	3.43	—	52,755
Stock granted in 2018	3.43	—	52,755
Stock granted in 2020	3.43	—	49,315~52,755
Stock granted in 2021	3.43	—	51,649~52,755
Stock granted in 2022	3.43	—	49,315~52,755
Stock granted in 2023	3.43	—	47,066~51,931
(Kookmin Bank)
Stock granted in 2015	3.43	—	52,755
Stock granted in 2016	3.43	—	51,649~52,755
Stock granted in 2017	3.43	—	52,755
Stock granted in 2018	3.43	—	52,755
Stock granted in 2020	3.43	—	52,755
Stock granted in 2021	3.43	—	51,649~52,755
Stock granted in 2022	3.43	—	44,873~52,755
Stock granted in 2023	3.43	—	47,066~53,705
(Other subsidiaries)
Stock granted in 2015	3.43	—	42,787~52,755
Stock granted in 2016	3.43	—	42,787~52,755
Stock granted in 2017	3.43	—	40,891~52,755
Stock granted in 2018	3.43	—	40,891~56,379
Stock granted in 2019	3.43	—	42,787~56,379
Stock granted in 2020	3.43	—	42,787~56,379
Stock granted in 2021	3.43	—	42,787~56,379
Stock granted in 2022	3.43	—	42,787~53,558
Stock granted in 2023	3.43	—	42,787~53,581

The Company use the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year risk-free rate of Korea Treasury Bond in order to measure the fair value.

Share-based payments arrangement for subsidiaries was transferred to the Company in 2010, and the related compensation cost paid to the executives and employees of subsidiaries is reimbursed by subsidiaries. The accrued expenses for share-based payments as of December 31, 2023 and 2022, are ~~W~~202,249 million and ~~W~~186,908 million, respectively, and the receivables to be reimbursed by subsidiaries for the compensation costs as of December 31, 2023 and 2022, are ~~W~~184,433 million and ~~W~~169,918 million, respectively. And compensation costs from share-based payments amounting to ~~W~~8,551 million and ~~W~~5,801 million were recognized for the years ended December 31, 2023 and 2022, respectively.

74

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

26. Net Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Other non-operating income
Reversal of impairment losses of intangible assets	~~W~~	—	~~W~~	2
Others		5,841		2,008

		5,841		2,010
Other non-operating expenses
Impairment losses of intangible assets		94		2
Donation		1,140		1,097
Others		1		3

		1,235		1,102

Net other non-operating income	~~W~~	4,606	~~W~~	908

27. Income Tax Benefit (Expense)

27.1 Details of income tax benefit (expense) for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Income tax payable	~~W~~	—	~~W~~	—
Changes in deferred tax assets and liabilities		(15,412)		14,321
Origination and reversal of temporary differences		(15,412)		14,321
Income tax recognized directly in equity		(345)		942
Remeasurements of net defined benefit liabilities		(345)		942

Income tax benefit (Expense)	~~W~~	(15,757)	~~W~~	15,263

75

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

27.2 Analysis of the relationship between net profit before income tax expense and income tax benefit (expense) for the years ended December 31, 2023 and 2022, are as follows:

	2023			2022
(In millions of Korean won)	Tax rate (%)	Amount		Tax rate (%)	Amount
Profit before income tax expense		~~W~~	2,137,001		~~W~~	1,669,249
Income tax at the applicable tax rate *	(25.92)		(553,806)	(26.88)		(448,682)
Non-taxable income	25.86		552,531	29.21		487,657
Non-deductible expenses	(0.06)		(1,364)	(0.05)		(882)
Tax rate change effect	—		—	(0.04)		(751)
Consolidated tax return effect	(0.60)		(12,772)	(1.38)		(23,021)
Others	(0.02)		(346)	0.06		942

Average effective tax rate and income tax benefit (expense)	(0.74)	~~W~~	(15,757)	0.91	~~W~~	15,263

*

For the year ended December 31 2023, applicable income tax rate for ~~W~~200 million and below is 9.9%, for over ~~W~~200 million to ~~W~~20,000 million is 20.9%, for over ~~W~~20,000 to ~~W~~300,000 million is 23.1%, for over ~~W~~300,000 is 26.4%.

*

For the year ended December 31 2022, applicable income tax rate for ~~W~~200 million and below is 11%, for over ~~W~~200 million to ~~W~~20,000 million is 22%, for over ~~W~~20,000 to ~~W~~300,000 million is 24.2%, for over ~~W~~300,000 is 27.5%.

28. Earnings per Share

28.1 Basic Earnings per Share

Basic earnings per share is calculated from the earnings attributable to ordinary shares.

28.1.1 Weighted average number of ordinary shares outstanding

	2023		2022
(In number of shares)	Number of shares	Accumulated number of shares	Number of shares	Accumulated number of shares
Number of issued ordinary shares	403,511,072	147,787,824,904	408,897,068	150,138,929,728
Number of treasury shares *	(24,847,247)	(7,617,096,867)	(19,262,733)	(7,922,397,453)

Average number of ordinary shares outstanding	378,663,825	140,170,728,037	389,634,335	142,216,532,275

Number of days		365		365
Weighted average number of ordinary shares outstanding		384,029,392		389,634,335

*	Treasury stock retired during the year ended December 31, 2023 and 2022 were deducted from April 4, 2023 and February 14, 2022, respectively.

76

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

28.1.2 Basic earnings per share

(In Korean won and in number of shares)	2023		2022
Profit for the period	~~W~~	2,121,243,990,198	~~W~~	1,684,512,284,129
Deduction: Dividends on hybrid securities		(184,915,050,000)		(126,402,175,000)

Profit attributable to ordinary equity holders (A)		1,936,328,940,198		1,558,110,109,129
Weighted average number of ordinary shares outstanding (B)		384,029,392		389,634,335

Basic earnings per share (A/B)	~~W~~	5,042	~~W~~	3,999

28.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares such as stock grants and ordinary share exchange right of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price for the year) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expense after tax for the period is added to profit for diluted earnings per share.

28.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2023		2022
Profit attributable to the ordinary equity holders*	~~W~~	1,936,328,940,198	~~W~~	1,558,110,109,129
Adjustment:
Interest expense on exchangeable bonds		2,451,851,049		2,380,953,816

Adjusted profit for diluted earnings per share	~~W~~	1,938,780,791,247	~~W~~	1,560,491,062,945

*	The amount is after deducting dividends on hybrid securities.

28.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2023	2022
Weighted average number of ordinary shares outstanding	384,029,392	389,634,335
Adjustment:
Stock grants	4,300,774	4,306,711
Exchangeable bonds	5,000,000	5,000,000

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	393,330,166	398,941,046

77

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

28.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2023		2022
Adjusted profit for diluted earnings per share	~~W~~	1,938,780,791,247	~~W~~	1,560,491,062,945
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		393,330,166		398,941,046

Diluted earnings per share	~~W~~	4,929	~~W~~	3,912

29. Statement of Cash Flows

29.1 Details of cash and cash equivalents as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
Due from financial institutions	~~W~~	256,337	~~W~~	351,056
Deduction:		256,337		351,056
Restricted due from financial institutions		(3)		(3)
Due from financial institutions with original maturities over three months		(140,000)		(120,000)

		(140,003)		(120,003)

	~~W~~	116,334	~~W~~	231,053

29.2 Significant non-cash transactions for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Changes in receivables and payables from consolidated tax return	~~W~~	297,486	~~W~~	485,720
Changes in receivables and payables related to stock grants		14,516		(6,791)

29.3 Cash inflows and outflows from income tax, interest, and dividends for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Activity	2023		2022
Income tax paid	Operating	~~W~~	5,242	~~W~~	3,887
Interest received	Operating		30,837		14,229
Interest paid	Operating		100,634		107,924
Dividends received	Operating		2,240,975		1,904,586
Dividends paid	Financing		1,336,816		1,564,153

78

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

29.4 Changes in liabilities arising from financing activities for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning		Net cash flows		Non-cash changes		Ending
Borrowings	~~W~~	—	~~W~~	100,000	~~W~~	—	~~W~~	100,000
Debentures		4,956,949		(1,089,891)		4,762		3,871,820

	~~W~~	4,956,949		(989,891)		4,762		3,971,820

	2022
(In millions of Korean won)	Beginning		Net cash flows		Non-cash changes		Ending
Debentures	~~W~~	5,552,791	~~W~~	(601,102)	~~W~~	5,260	~~W~~	4,956,949

30. Contingent Liabilities and Commitments

30.1 Commitments made with financial institutions as of December 31, 2023 and 2022, are as follows:

		December 31, 2023				December 31, 2022
(In millions of Korean won)		Amount of commitments		Amount borrowed		Amount of commitments		Amount borrowed
General loan	Hana Bank	~~W~~	200,000	~~W~~	—	~~W~~	200,000	~~W~~	—
General loan	Shinhan Bank		200,000		—		—		—
General loan	NongHyup Bank		300,000		—		—		—

30.2 Other Matters (including litigation)

The Company has 1 pending lawsuit as a defendant with aggregate claims amount of ~~W~~0.1 million, which arose in the normal course of the management activities, as of December 31, 2023.

79

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

31. Related Party Transactions

According to Korean IFRS No.1024, the Company includes subsidiaries and key management personnel (including family members) in the scope of related parties. The Company discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the financial statements. Refer to Note 9 for details of subsidiaries. Key management personnel include the executives of the Company, their close family members, and the companies where the executives and/or their close family members have control or joint control.

31.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)

Subsidiaries	Profit or loss	2023		2022
Kookmin Bank	Interest income	~~W~~	12,010	~~W~~	6,247
	Fee and commission income		1,259		1,262
	Net other operating income [1]		1,346,588		1,031,167
	General and administrative expenses		12,601		11,351
KB Securities Co., Ltd.	Interest expense		—		15
	Fee and commission income		88		119
	Net gains (losses) on financial assets at fair value through profit or loss		46,168		(18,596)
	Net other operating income [1]		100,000		400,000
	General and administrative expenses		296		440
KB Insurance Co., Ltd.	Fee and commission income		138		170
	General and administrative expenses		1,502		1,631
	Net other operating income [1]		349,990		—
KB Kookmin Card Co., Ltd.	Fee and commission income		33		39
	Net other operating income [1]		200,008		250,056
	General and administrative expenses		414		92
	Net non-operating income [2]		3,922		6
KB Life Insurance Co., Ltd.	Fee and commission income		45		29
	Net other operating income [1]		100,000		100,000
	General and administrative expenses		958		572
KB Asset Management Co., Ltd.	Net other operating income [1]		60,000		40,000
	General and administrative expenses		2		—
KB Capital Co., Ltd	Interest income		4,830		487
	Fee and commission income		16		17
	Net gains on financial assets at fair value through profit or loss		43,570		9,570
	General and administrative expenses		—		40
	Provision for credit losses		289		234
KB Life Insurance Co., Ltd.	Fee and commission income		—		24
	General and administrative expenses		—		346
KB Real Estate Trust. Co., Ltd.	Interest income		943		—
	Net other operating income [1]		35,000		40,000
	Provision for credit losses		133		—
KB Savings Bank Co., Ltd.	Interest income		4,777		3,990
	Fee and commission income		2		1
	Net gains (losses) on financial assets at fair value through profit or loss		3,818		(9,185)

80

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

31.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)

Subsidiaries	Profit or loss	2023		2022
KB Investment Co., Ltd.	Interest income	~~W~~	8,697	~~W~~	6,537
	Net other operating income [1]		—		10,000
	Provision for credit losses		140		53
KB Data Systems Co., Ltd.	General and administrative expenses		2,914		2,653
	Net other operating income [1]		600		—

Other related parties	Profit or loss	2023		2022
KB Credit Information Co., Ltd [3]	Interest income	~~W~~	227	~~W~~	49
	Net other operating income [1]		200		—
	Reversal (Provision) for credit losses		16		(16)

[1]	Net other operating income includes dividend income from subsidiaries.
[2]	Includes ~~W~~3,917 million of gains on disposal of investments in KB Credit Information Co., Ltd.
[3]	The Company sold the 100% shares of KB Credit Information Co., Ltd. to Kookmin Card Co., Ltd. on June 30, 2023.

31.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)
Subsidiaries	Assets or liabilities	December 31, 2023		December 31, 2022
Kookmin Bank	Cash and due from financial institutions	~~W~~	114,336	~~W~~	231,056
	Other assets		308,475		828,505
	Other liabilities		45		97
	Property and equipment		1,055		357
KB Securities Co., Ltd.	Financial assets at fair value through profit or loss		523,188		401,732
	Other assets		92,212		66,162
	Other liabilities		1		116,503
KB Insurance Co., Ltd.	Other assets		21,170		111,433
	Other liabilities		42,956		47
KB Kookmin Card Co., Ltd.	Other assets		56,852		88,968
	Other liabilities		730		755
KB Life Insurance Co., Ltd.	Other assets		9,552		70,534
	Other liabilities		132,548		67
KB Asset Management Co., Ltd.	Other assets		11,508		21,033
KB Capital Co., Ltd.	Financial assets at fair value through profit or loss		488,175		472,439
	Loans measured at amortized cost (gross amount)		200,000		200,000
	Allowances for credit losses		522		234
	Other assets		19,364		52,941
KB Life Insurance Co., Ltd.	Other assets		—		4,655
	Other liabilities		—		9,188

81

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

31.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)

Subsidiaries	Assets or liabilities	December 31, 2023		December 31, 2022
KB Real Estate Trust Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	50,000	~~W~~	—
	Allowances for credit losses		131		—
	Other assets		3,949		8,860
	Other liabilities		8,910		—
KB Savings Bank Co., Ltd.	Cash and due from financial institutions		140,000		120,000
	Financial assets at fair value through profit or loss		48,980		43,524
	Other assets		4,729		7,280
	Other liabilities		2,599		67
KB Investment Co., Ltd.	Loans measured at amortized cost (gross amount)		360,000		310,000
	Allowances for credit losses		1,061		924
	Other assets		8,579		5,943
KB Data Systems Co., Ltd.	Intangible assets		331		1,716
	Other assets		1,972		3,456
	Other liabilities		1,118		208

Other related parties	Assets or liabilities	December 31, 2023		December 31, 2022
KB Credit Information Co., Ltd.*	Loans measured at amortized cost (gross amount)		—		13,500
	Allowances for credit losses		—		16
	Other assets		996		1,054
	Other liabilities		94		61

*	The Company sold the 100% shares of KB Credit Information Co., Ltd. to Kookmin Card Co., Ltd. on June 30, 2023.

31.3 Right-of-use assets and lease liabilities with related parties as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)			December 31, 2023		December 31, 2022
Subsidiary	Kookmin Bank	Right-of-use assets	~~W~~	1,055	~~W~~	357

31.4 Unused commitments provided from related parties as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)			December 31, 2023		December 31, 2022
Subsidiary	KB Kookmin Card Co., Ltd.	Unused lines of credit for credit card	~~W~~	2,270	~~W~~	2,245

82

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

31.5 Share transactions with related parties for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)			2023		2022
Subsidiary	KB Capital Co., Ltd.	Acquisition of hybrid securities	~~W~~	—	~~W~~	100,000
	KB Securities Co., Ltd.	Acquisition of hybrid securities		100,000		430,000
Other related party	KB Credit Information Co., Ltd.	Disposal of shares		23,620		—

31.6 Details of significant lending transactions with related parties for the years ended December 31, 2023 and 2022, are as follows:

		2023
(In millions of Korean won)		Beginning		Loan		Collection		Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~	310,000	~~W~~	50,000	~~W~~	—	~~W~~	360,000
	KB Capital Co., Ltd.		200,000		—		—		200,000
	KB Savings Bank Co., Ltd. [1]		70,000		—		—		70,000
	KB Real Estate Trust Co., Ltd.		—		50,000		—		50,000
Other related party	KB Credit Information Co., Ltd. [2]		13,500		—		(13,500)		—

[1]	Par value of subordinated bond issued by KB Savings Bank Co., Ltd. The difference between par value and fair value at the acquisition date was accounted for as investments in subsidiaries.
[2]	The Company sold the 100% shares of KB Credit Information Co., Ltd. to Kookmin Card Co., Ltd. on June 30, 2023.

		2022
(In millions of Korean won)		Beginning		Loan		Collection		Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~	250,000	~~W~~	60,000	~~W~~	—	~~W~~	310,000
	KB Credit Information Co., Ltd. [1]		—		13,500		—		13,500
	KB Capital Co., Ltd.		—		200,000		—		200,000
	KB Savings Bank Co., Ltd. [2]		70,000		—		—		70,000

[1]	The Company sold the 100% shares of KB Credit Information Co., Ltd. to Kookmin Card Co., Ltd. on June 30, 2023
[2]	Par value of subordinated bond issued by KB Savings Bank Co., Ltd. The difference between par value and fair value at the acquisition date was accounted for as investments in subsidiaries.

83

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2023 and 2022

31.7 Details of compensation to key management personnel for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	1,286	~~W~~	65	~~W~~	1,850	~~W~~	3,201
Registered directors (non-executive)		676		—		—		676
Non-registered directors		6,768		263		6,701		13,732

	~~W~~	8,730	~~W~~	328	~~W~~	8,551	~~W~~	17,609

	2022
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	1,100	~~W~~	33	~~W~~	932	~~W~~	2,065
Registered directors (non-executive)		638		—		—		638
Non-registered directors		6,955		140		4,869		11,964

	~~W~~	8,693	~~W~~	173	~~W~~	5,801	~~W~~	14,667

31.8 The Company paid ~~W~~15 million and ~~W~~45 million to KB Securities Co., Ltd., a subsidiary, for the underwriting and arrangement of debentures and hybrid securities for the years ended December 31, 2023 and 2022, respectively.

32. Events after the reporting period

The Company plans to acquire ~~W~~320,000 million of its own shares and retire the treasury shares by August 7, 2024 pursuant to board resolutions dated February 7, 2024.

33. Approval of Issuance of the Financial Statements

The issuance of the Company’s separate financial statements as of and for the year ended December 31, 2023, was initially approved on February 7, 2024 and re-approved due to revision on March 5, 2024 by the Board of Directors.

84

Independent Auditor’s Report on

Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To Shareholders and the Board of Directors of

KB Financial Group Inc.

Opinion on Internal Control over Financial Reporting

We have audited KB Financial Group Inc.’s (the Company) Internal Control over Financial Reporting as at December 31, 2023, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2023, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We also have audited, in accordance with Korean Standards on Auditing, the separate financial statements of the Company, which comprise the separate statement of financial position as at December 31, 2023, and the separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flow for the year then ended, and notes to the separate financial statements including material accounting policy information, and our report dated March 6, 2024 expressed an unqualified opinion.

Basis for Opinion on Internal Control over Financial Reporting

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibility under these standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of internal control over financial reporting and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for Internal Control over Financial Reporting

Management is responsible for designing, implementing and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying ‘Operating Status Report of Internal Control over Financial Reporting’.

Those charged with governance have the responsibilities for overseeing internal control over financial reporting.

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted the audit in accordance with Korean Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

85

Definition and Inherent Limitations of Internal Control over Financial Reporting

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Yeob Yu, Certified Public Accountant.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 6, 2024

This report is effective as at March 6, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

86

Operating Status Report of

the Internal Control over Financial Reporting

To the Shareholder, Board of Directors and Audit Committee of KB Financial Group Inc..

We, as the Chief Executive Officer and the Internal Accounting Manager of of KB Financial Group Inc.(“the Company”), assessed operating status of the Company’s Internal Control over Financial Reporting(“ICFR”) for the year ending December 31, 2023.

Design and operation of ICFR is the responsibility of the Company’s management, including the Chief Executive Officer and the Internal Accounting Manager(collectively, “We”, “Our” or “Us”).

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea(the “ICFR Committee”) as the criteria for design and operation of the Company’s ICFR. And we conducted an evaluation of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment, we concluded that the Company’s ICFR is designed and operated effectively as of December 31, 2023, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

March 5, 2024

Jong Hee Yang, Chief Executive Officer

Jae Kwan Kim, Internal Accounting Manager

87